SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2007
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X  Form 40-F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Science For A Better Life Bayer Annual Report 2006

Bayer: Science For A Better Life
... is more than a corporate slogan. It’s a call to action. A truly ambitious goal. A claim that demands to be vindicated every day, and that essentially means one thing: striving for improvement. The images on the opening pages of this Annual Report contain impressive examples of how the inventor company Bayer justifies that claim with products and services that enhance the quality of life. But research never stops. The company’s scientists are constantly on the track of innovations to address future challenges. And it is this that defines the fascination of Bayer.

Bayer Group Key Data

	2005	2006	Change
	€ million	€ million	%
Bayer Group

Net sales	24,701	28,956	+17.2

EBITDA[1]	4,122	4,675	+13.4

EBITDA before special items	4,602	5,584	+21.3

EBIT[2]	2,514	2,762	+9.9

EBIT before special items	3,047	3,479	+14.2

Income before income taxes	1,912	1,980	+3.6

Net income	1,597	1,683	+5.4

Earnings per share (€)[3]	2.19	2.22	+1.4

Gross cash flow[4]	3,114	3,913	+25.7

Net cash flow[5]	3,227	3,928	+21.7

Capital expenditures	1,210	1,739	+43.7

Research and development expenses	1,729	2,297	+32.9

Dividend per Bayer AG share (€)	0.95	1.00	+5.3

Bayer HealthCare

Net external sales	7,996	11,724	+46.6

EBITDA[1]	1,280	1,947	+52.1

EBITDA before special items	1,487	2,613	+75.7

EBIT[2]	923	1,313	+42.3

EBIT before special items	1,177	1,715	+45.7

Gross cash flow[4]	923	1,720	+86.3

Net cash flow[5]	1,087	1,526	+40.4

Capital expenditures	225	576	+156.0

Bayer CropScience

Net external sales	5,896	5,700	-3.3

EBITDA[1]	1,284	1,166	-9.2

EBITDA before special items	1,273	1,204	-5.4

EBIT[2]	690	584	-15.4

EBIT before special items	685	641	-6.4

Gross cash flow[4]	964	900	-6.6

Net cash flow[5]	904	898	-0.7

Capital expenditures	201	197	-2.0

Bayer MaterialScience

Net external sales	9,446	10,161	+7.6

EBITDA[1]	1,721	1,499	-12.9

EBITDA before special items	1,764	1,677	-4.9

EBIT[2]	1,250	992	-20.6

EBIT before special items	1,293	1,210	-6.4

Gross cash flow[4]	1,254	1,166	-7.0

Net cash flow[5]	1,337	1,281	-4.2

Capital expenditures	642	753	+17.3

2005 figures restated

[1]	EBITDA = EBIT plus amortization of intangible assets and depreciation of property, plant and equipment. EBITDA, EBITDA before special items and EBITDA margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying EBITDA to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying EBITDA margin is calculated by dividing underlying EBITDA by sales.

[2]	EBIT as shown in the income statement.

[3]	Earnings per share as defined in IAS 33 = net income divided by the average number of shares. For details see Note [16] to the financial statements. For details on core earnings per share see page 25.

[4]	Gross cash flow = income after taxes from continuing operations plus income taxes, plus/minus non-operating result, minus income taxes paid, plus depreciation, amortization and write-downs, minus write-backs, plus/minus changes in pension provisions, minus gains/plus losses on retirements of noncurrent assets, plus non-cash effects of the remeasurement of acquired assets. The change in pension provisions includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year. For details see Note [25].

[5]	Net cash flow = cash flow from operating activities according to IAS 7

Bayer
Bayer AG defines common values, goals and strategies for the entire Group. The subgroups and service companies operate independently, led by the management holding company. The Corporate Center supports the Group Management Board in its task of strategic leadership.
Bayer HealthCare
Bayer HealthCare is among the world’s foremost innovators in the field of pharmaceutical and medical products. This subgroup’s mission is to research, develop, manufacture and market innovative products that improve the health of people and animals throughout the world.
Bayer CropScience
Bayer CropScience, with its highly effective products, pioneering innovations and keen customer focus, holds global leadership positions in crop protection and non-agricultural pest control. The company also has major activities in seeds and crop plants with genetically optimized properties.
Bayer MaterialScience
Bayer MaterialScience is a renowned supplier of high-performance materials such as polycarbonates and polyurethanes, and innovative system solutions such as coatings, for a wide range of everyday uses. Products holding leading positions on the world market account for a large proportion of its sales.
Bayer Business Services
Bayer Business Services is the Bayer Group’s international competence center for it-based services. The focus of this company’s offering is on integrated services in the core areas of it infrastructure and applications, procurement and logistics, human resources and management services, and finance and accounting.
Bayer Technology Services
Bayer Technology Services is engaged in process development and in process and plant engineering, construction and optimization. As the technological backbone of the Bayer Group worldwide, this service company offers integrated solutions throughout the life cycles of facilities, processes and products.
Bayer Industry Services
Bayer Industry Services offers services for the chemical industry including utility supply, waste management, infrastructure, safety, security, technical services, analytics and vocational training. This service company — a joint venture between Bayer and lanxess — operates Bayer’s chemical parks at Leverkusen, Dormagen and Krefeld-Uerdingen in Germany.

Working to Create Value through Innovation and Growth
Bayer is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Our products and services are designed to benefit people and improve their quality of life. At the same time we want to create value through innovation, growth and high earning power.
We are firmly aligned to our mission statement “Bayer: Science For A Better Life” and continue to optimize our portfolio, concentrating our activities in three high-potential, efficient subgroups with largely independent operations: HealthCare, CropScience and MaterialScience, supported by three service companies. Our operating companies provide us with access to major global growth markets.
As an inventor company, we plan to continue setting trends in research-intensive areas. Innovation is the foundation for competitiveness and growth, and thus for our company’s success in the future.
Our expertise and our products are helping to diagnose, alleviate or cure diseases, improving the quality and adequacy of the global food supply, and contributing significantly to an active, modern lifestyle. All these aspects define the fascination of Bayer.
We are committed to the principles of sustainable development, and to our role as a socially and ethically responsible corporate citizen. For us, there is a clear link between technical and economic expertise and corporate social responsibility. This, in turn, we define as our responsibility to work for the benefit of humankind, become socially involved and make a lasting contribution to sustainable development. At Bayer, we regard economy, ecology and social commitment as objectives of equal rank.
We seek to retain society’s confidence through performance, flexibility and open communication as we work in pursuit of our overriding goals: to steadily create corporate value and generate high value-added for the benefit of our stockholders, our employees and the community in every country in which we operate.

Bayer HealthCare: Innovative drugs for heart and circulation
Bayer HealthCare is particularly dedicated to combating cardiovascular disease, the world’s number one cause of death. Apart from its innovative medicines, the company also focuses on new diagnostic techniques. It recently developed and brought to market Vasovist®, an innovative contrast medium for comprehensive vascular diagnosis. A promising drug candidate for the future is rivaroxaban, an anticoagulant for the prevention and treatment of life-threatening conditions such as stroke, thrombosis and pulmonary embolism.
These two examples demonstrate how Bayer HealthCare fulfills its role as a global health care company. This holds true over its entire range of products: from the “wonder drug” Aspirin ® through innovative anti-cancer drugs and contraceptives to cutting-edge diagnostic techniques and animal health products.

Bayer CropScience: Better seed for tomorrow’s harvests
Bayer CropScience has improved the oil profile of the canola plant so that the oil’s naturally healthy mix of fatty acids is maintained even upon heating. The company’s seed not only ensures a better-quality product but also raises yields. The high-yielding canola is a promising source of biofuel as well.
The innovative capability of the scientists at Bayer CropScience has already led to numerous milestones — and continues to do so in conventional crop protection, as it does in the areas of biotechnology and seed development.

Bayer MaterialScience: Toward a shining future
Materials for visions — for Bayer MaterialScience this is both a claim and a commitment. One example is high-tech films. These are found everywhere: instrument panels, cellphone displays, forgery-proof identity cards. And in the future they’ll be able to shine around corners too.
Scientists at Bayer MaterialScience came up with an electroluminescent film that lights up when an electric current is applied — even when the film is bent, rolled or folded. Development of this exciting new material has been entrusted to start-up company lyttron Technology, a subsidiary of Bayer MaterialScience.
For designers this is undoubtedly a dream come true. And for Bayer MaterialScience — one of the world’s largest manufacturers of high-tech polymers — it’s another milestone in customer-oriented innovation. This company’s portfolio also includes polyurethane and polycarbonate products, along with materials for coatings, adhesives, insulating materials and sealants. With this spectrum of activities, the company has one overriding goal: to continually enhance the quality of life.

2 Contents	Bayer Annual Report 2006

Chairman’s Letter/Board of Management

3	Chairman’s Letter
7	Board of Management

Report of the Supervisory Board/Corporate Governance Report

9	Report of the Supervisory Board
13	Corporate Governance Report

Investor Information

19	Investor Information

Management Report

25	Overview of Sales, Earnings and Financial Position	57	Proposal for Distribution of the Profit
29	Operating Environment in 2006	58	Employees
31	Changes in Corporate Structure	59	Procurement and Distribution
33	Performance by Subgroup and Segment	62	Research and Development
45	Performance by Region	70	Sustainable Development
46	Value Management	73	Corporate Social Responsibility
48	Liquidity and Capital Resources	75	Compensation Report
52	Earnings Performance	79	Risk Report
53	Asset and Capital Structure	88	Subsequent Events
		89	Future Perspectives

Consolidated Financial Statements of the Bayer Group

	Consolidated Financial Statements of the Bayer Group		Notes to the Consolidated Financial Statements of the Bayer Group
98	Management’s Statement of Responsibility for Financial Reporting	104	Key Data by Segment and Region
99	Auditor’s Report	142	Notes to the Statements of Income
100	Bayer Group Consolidated Statements of Income	150	Notes to the Balance Sheets
101	Bayer Group Consolidated Balance Sheets	196	Notes to the Statements of Cash Flows
102	Bayer Group Consolidated Statements of Cash Flows	198	Other Information
103	Bayer Group Consolidated Statements of Recognized Income and Expense

Further Information

201	Bayer News 2006/2007
207	Awards 2006/2007
211	Governance Bodies
214	Organization Chart
215	Group Leadership Circle
218	Glossary
222	Index
225	Global Commitment to Sustainability

	Masthead
	Five-Year Financial Summary
	Financial Calendar and Bayer DVD

Bayer Annual Report 2006	Chairman’s Letter 3
Schering acquisition crowns a strong year
Dear Stockholders:
We look back with satisfaction on an eventful and successful 2006 – a landmark year for Bayer, both strategically and operationally. Our employees around the world have good reason to be proud of last year’s accomplishments:
•	By acquiring Schering, Berlin, Germany, in what was the largest corporate transaction in Bayer’s history, we further optimized our product portfolio and successfully continued the Group’s realignment.
•	We increased sales considerably, and operating performance ( ebit and ebitda before special items) was at an all-time high.
•	In China, we inaugurated production facilities representing Bayer’s largest-ever capital expenditure project outside Germany.
The year’s outstanding event was our acquisition of Schering AG for approximately €17 billion. The Schering business ideally complements our existing pharmaceutical activities, and the new Bayer Schering Pharma AG is among the world’s leading suppliers of specialty pharmaceuticals. Our attractive product portfolio and well-stocked research and development pipeline offer excellent prospects for future success. We are convinced that Bayer Schering Pharma will strengthen our HealthCare business – and with it the entire Bayer Group – for the long term.
The integration process is proceeding as planned. We are well on track to achieve the communicated synergy goal of €700 million annually by 2009.
The Schering acquisition is founded on a balanced financing package of cash, borrowings and equity transactions. In addition to the mandatory convertible bond issued in March, we successfully placed 34 million new Bayer shares, worth €1.2 billion, in July.
We continued to focus our portfolio by divesting the diagnostics business and the subsidiaries H.C. Starck and Wolff Walsrode. The substantial proceeds of these transactions will help to reduce debt.
We also scored considerable success in our business operations:
•	Sales rose 17 percent to €29 billion. Adjusted for currency fluctuations, the effect of the Schering acquisition and other portfolio changes, growth amounted to 5 percent.
•	ebitda before special items climbed by 21 percent from the prior year, to €5.6 billion. That gave us an underlying ebitda margin of 19.3 percent, in line with our earnings guidance for 2006.
•	ebit before special items moved ahead 14 percent to a record high of €3.5 billion, while ebit after special items advanced by 10 percent to €2.8 billion.

4 Chairman’s Letter	Bayer Annual Report 2006
Of course we want you, our stockholders, to benefit from our economic success. We therefore propose to raise the dividend for 2006 by 5 percent to €1.00 per share.
Our good business performance is also reflected in the value of Bayer stock. The share price rose above €40 in 2006 for the first time in five years. Last year alone, our market capitalization grew by 20 percent to more than €31 billion. We will do all we can to ensure that this encouraging performance continues in the future.
Our success greatly depends on the skills and the dedication of more than 100,000 Bayer employees throughout the world, whom I would expressly like to thank on behalf of the entire Board of Management. Without their support, we could not have accomplished so much over the past year. We continue to rely on their high commitment and motivation.
Now let us look at the performance of the subgroups.
Sales of Bayer HealthCare rose considerably, thanks to the Schering acquisition and above-market growth in all divisions. We successfully introduced new products to the market and boosted the potential of existing products through expanded registrations.

Bayer Annual Report 2006	Chairman’s Letter 5
Including Schering’s sales prior to the acquisition date as well gave Bayer Schering Pharma total pro forma sales of more than €10 billion for 2006 – a very substantial revenue base.
Together with the Consumer Care, Diabetes Care and Animal Health divisions, which all hold leading international positions and also performed impressively last year, HealthCare will account for nearly 50 percent of Bayer Group sales in the future. As you can see, these activities are growing quickly and profitably.
Bayer CropScience stood up comparatively well to difficult market conditions in 2006. Our conventional crop protection business in particular had to contend with adverse weather conditions, heightening competition from generic products and the increasing cultivation of genetically modified crops. The company is implementing a new cost structure program to sustainably improve earnings. Innovation and growth prospects at Bayer CropScience are closely linked to the major opportunities presented by plant biotechnology. I for one believe that biotechnology is one of the most important technologies of the 21st century – and it will be of fundamental value to Bayer CropScience in mastering future challenges.
At Bayer MaterialScience, sales again developed well and earnings almost matched the high level of the previous year. Margins were squeezed primarily by the sharp rise in petrochemical feedstock and energy costs, along with unplanned production interruptions.
In polycarbonates we achieved a special milestone in 2006 , becoming the world’s number one supplier. This means Bayer is now the global leader in both polyurethanes and poly-carbonates.
In China we are implementing our biggest capital expenditure project to date outside Germany, with a volume of approximately US$ 1.8 billion through 2009. By building the facilities at the Bayer Integrated Site in Shanghai, Bayer MaterialScience has laid the foundation for further growth in the highly promising Asia-Pacific region, and China in particular.
We remain confident for 2007 and aim to boost Group sales by more than 10 percent. Adjusted for portfolio and currency effects, business should expand by about 5 percent. We plan to increase underlying ebitda by more than 10 percent as well, and also slightly improve our underlying ebitda margin.
Yet apart from the kind of corporate success that can be expressed in terms of sales and earnings, another aspect is very important to me. Our products are of great value to humankind and contribute substantially to improving the quality of life. They extend the health of people and animals, help ensure the quality and adequacy of food supplies, make cars safer, improve home living and contribute to climate protection. Thus the achievements of our employees are in evidence everywhere.

6 Chairman’s Letter	Bayer Annual Report 2006
Our products save lives, improve conditions and are indispensable to many people. That is enormously motivating and a source of great satisfaction and pride.
In 2006 we also ran more than 300 activities that testify to our corporate social responsibility, ranging from training for young environmentalists around the world through programs for school students and talented scientists to the development of health care plans and projects to ease social hardship.
Bayer is mindful of its social responsibilities and is particularly committed to the principle of sustainability. We are a strong advocate of responsible corporate governance and business ethics, and we require strict observance of our corporate compliance program.
This year again, we want to live up to our mission statement “Bayer: Science For A Better Life.” And I’m already sure we can succeed – not least because we can count on an exceptionally dedicated workforce. An example is the response to our new “Triple-i” initiative (inspiration, ideas, innovation), which is helping to strengthen the innovation culture throughout the Bayer Group. Employees around the world had already submitted more than 1,900 business ideas by the end of 2006. Many of these proposals show how Bayer could help to solve problems in the future by developing new lines of business that are in keeping with our mission statement.
We believe one of our most important tasks is not just to ensure a strong current performance, but at the same time to create the conditions for long-term success. Last year we took a major stride in that direction – in the interest of the company, our employees and, of course, our stockholders.
In closing, I would like to thank you on behalf of the Board of Management for your trust and your support. We will do everything in our power to live up to the expectations placed in us for 2007.
Sincerely,
/s/ Werner Wennig
Werner Wenning
Chairman of the Board of Management of Bayer AG

Bayer Annual Report 2006	Board of Management 7
Board of Management
WERNER WENNING
Chairman of the Bayer AG Board of Management since April 2002. Born in 1946, Werner Wenning joined the company in 1966 as a commercial trainee. He held a number of positions with Bayer in Germany and abroad, serving as managing director of Bayer subsidiaries in Peru and Spain and later as Head of the Corporate Planning and Controlling Division. Wenning was appointed to the Board of Management as Chief Financial Officer in February 1997. Since September 2005 he has also been President of the German Chemical Industry Association.
KLAUS KüHN
Chief Financial Officer and responsible for the Europe region. Born in 1952, Klaus Kühn studied mathematics and physics at the Technical University of Berlin, Germany, gaining a mathematics degree in 1978. He also studied in the United States, where he obtained a Master of Business Administration. Kühn joined Bayer AG in 1998 as Head of the Finance Section, and shortly afterwards was made Head of the Group Finance Division. He was appointed to the Bayer AG Board of Management in May 2002.
DR. WOLFGANG PLISCHKE
Responsible for Innovation, Technology and Environment and the Asia-Pacific region. Born in 1951, Wolfgang Plischke studied biology at the University of Hohenheim, Germany. After gaining his Ph.D., Plischke began his career with Bayer in 1980, first joining the subsidiary Miles Diagnostics. After holding a number of positions in Germany and abroad, he became Head of the Pharmaceuticals Business Group in North America in 2000, and two years later took over responsibility for the Pharmaceuticals Business Group of Bayer AG. Plischke was appointed to the Bayer AG Board of Management in March 2006.
DR. RICHARD POTT
The member responsible for Strategy and Human Resources and the Americas, Africa and Middle East regions, Dr. Richard Pott is also Bayer AG’s Labor Director. Born in 1953, Richard Pott studied physics at the University of Cologne, Germany, where he obtained his Ph.D. In 1984 he joined the company’s Central Research Division. After holding various positions in the Corporate Staff Division he became Head of the former Specialty Products Business Group in 1999. Pott was appointed to the Bayer AG Board of Management in May 2002.

8 Board of Management	Bayer Annual Report 2006

Bayer Annual Report 2006	Report of the Supervisory Board 9
Report of the Supervisory Board
Dear Stockholders:
During 2006 the Supervisory Board monitored the conduct of the company’s business and acted in an advisory capacity. We performed these functions on the basis of detailed written and oral reports received from the Board of Management. In addition, the Chairman of the Supervisory Board and the Chairman of the Board of Management maintained a constant exchange of information and ideas. In this way the Supervisory Board was kept continuously informed about the company’s intended business strategy, corporate planning (including financial, investment and human resources planning), earnings performance, the state of the business and the situation in the company and the Group as a whole.
The documents relating to Board of Management decisions or actions which – by law or under the articles of incorporation or the rules of procedure – required the approval of the Supervisory Board were inspected by the Supervisory Board at its plenary meetings, sometimes after preparatory work by the committees. In certain cases the Supervisory Board gave its approval on the basis of documents circulated to its members. The meetings of the Supervisory Board were regularly attended by the members of the Board of Management. The Supervisory Board was involved in decisions of material importance to the company. We discussed at length the business trends described in the reports from the Board of Management and the prospects for the development of the Bayer Group as a whole, the individual organizational units and the principal affiliated companies in Germany and abroad. During 2006 there were six plenary meetings of the Supervisory Board. On several further occasions, decisions relating to specific acquisition or divestiture projects were made after circulation of documents to the members. No member of the Supervisory Board attended fewer than half of the meetings.
Principal topics discussed by the Supervisory Board
A major focus of the Supervisory Board’s deliberations in 2006 was the acquisition of Schering AG (now Bayer Schering Pharma AG). At an extraordinary meeting on March 23, 2006, the Supervisory Board considered the acquisition project and consented to the submission of a takeover offer.
The Supervisory Board also discussed and resolved upon measures to finance this project through debt and equity issuances and divestments of subsidiaries. This included the conclusion of agreements on a bridge financing and a syndicated loan of €7 billion each and an equity raising of up to €4 billion.
The Supervisory Board formed a committee from among its members to which decision-making powers in connection with the Schering AG acquisition project and certain related financing measures were transferred to the extent legally permissible, in order to allow a rapid response to new developments. The members elected to this committee were Manfred Schneider, Hubertus Schmoldt, Ekkehard Schulz and Thomas de Win.

10 Report of the Supervisory Board	Bayer Annual Report 2006
The Board of Management reported in detail at the Supervisory Board meetings about the steps necessary to integrate Bayer Schering Pharma AG, including the conclusion of a domination and profit and loss transfer agreement and the squeeze-out of outside stockholders and transfer of their shares to the principal stockholder.
At an extraordinary meeting on June 29, 2006, the Supervisory Board consented to the sale of the global diagnostics business to Siemens. The Board of Management presented status reports on other projects to develop the Group’s portfolio, such as the sale of the subsidiaries Wolff Walsrode and H.C. Starck and the interest in GE Bayer Silicones, and the acquisition of the consumer care business of Topsun. These projects received the Supervisory Board’s approval.
At the meeting in December 2006, the Board of Management presented its operational, financial and balance sheet planning for the years 2007 through 2009, which was the subject of detailed discussion.

Bayer Annual Report 2006	Report of the Supervisory Board 11
Work of the committees
The Presidial Committee of the Supervisory Board, acting on authorizations given by the plenary meeting, made decisions at four telephone conferences relating to the issuance of a bond under the existing emtn program in May 2006 and the capital increase out of authorized capital in July 2006. The Presidial Committee did not need to convene during 2006 in its capacity as the mediation committee pursuant to Section 27, Paragraph 3 of the German Codetermination Act.
The Audit Committee met four times during the year, concerning itself in particular with the company’s and the Group’s financial reporting, including the annual report to the u.s. Securities and Exchange Commission on Form 20-f. Another area of focus was the Group’s risk management system. The Audit Committee solicited and discussed verbal reports from the Head of Corporate Auditing and the Group Compliance Officer. The Audit Committee also set the budget for the services of the external auditor and discussed with the auditor the main areas of the audit for the 2006 fiscal year. It also discussed measures to implement various requirements of the u.s. Sarbanes-Oxley Act including, in particular, the submission of an assessment, attested to by the auditor, regarding the internal controls over financial reporting introduced in the Group pursuant to Section 404 of the Sarbanes-Oxley Act. The auditor was present at all the meetings of the Audit Committee, reporting in detail on the audit work and auditor review of interim financial statements.
The Human Resources Committee convened on two occasions. It dealt with matters relating to the remuneration of the Board of Management and with the renewal of the contracts of Werner Wenning, Klaus Kühn and Richard Pott.
The committee formed in connection with the Schering AG acquisition project held five telephone conferences and made decisions. It considered the conditions for the purchase of shares, compensation offers to stockholders, and the issuance of a mandatory convertible bond in April 2006 as part of the related financing package.
The meetings and decisions of the committees were prepared on the basis of reports and other information provided by the Board of Management, whose members regularly attended the committee meetings. Reports on the committee meetings were presented at the plenary meetings of the Supervisory Board.
Corporate governance
The Supervisory Board dealt with the ongoing development of corporate governance at Bayer, taking into account the amendments made to the German Corporate Governance Code in June 2006. In December 2006 the Board of Management and the Supervisory Board issued a new Declaration of Conformity, which is also contained in the Corporate Governance Report on page 19 forming part of this Annual Report.
At its meeting in December 2006, the Supervisory Board reviewed the efficiency of its own work and came to a positive conclusion.

12 Report of the Supervisory Board	Bayer Annual Report 2006
Financial statements and audits
The financial statements and management report of Bayer AG were drawn up according to the requirements of the German Commercial Code, while the consolidated financial statements and management report of the Bayer Group were prepared according to the principles of the International Financial Reporting Standards (ifrs).
The financial statements of Bayer AG, the consolidated financial statements of the Bayer Group, the management report of Bayer AG and the management report of the Bayer Group have been examined by the auditor, PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen. The conduct of the audit is explained in the Independent Auditor’s Report. The auditor finds that Bayer has complied with the requirements of the German Commercial Code and the International Financial Reporting Standards, respectively, and issues an unqualified opinion on the financial statements of Bayer AG and the consolidated financial statements of the Bayer Group. The financial statements and management report of Bayer AG, the consolidated financial statements and management report of the Bayer Group, and the audit reports were submitted to all members of the Supervisory Board. They were discussed in detail by the Audit Committee and at a plenary meeting of the Supervisory Board. The auditor submitted a report on both occasions and was present during the discussions.
We examined the financial statements and management report of Bayer AG, the proposal for distribution of the profit, and the consolidated financial statements and management report of the Bayer Group. We found no objections, thus we concur with the result of the audit. We have approved the financial statements of Bayer AG and the consolidated financial statements of the Bayer Group prepared by the Board of Management. The financial statements of Bayer AG are thus confirmed. We are in agreement with the management reports of Bayer AG and the Bayer Group and, in particular, with the assessment of the future development of the enterprise. We also concur with the dividend policy and the decisions concerning earnings retention by the company. We assent to the proposal for distribution of the profit, which provides for payment of a dividend of €1.00 per share.
Information pursuant to Section 289, Paragraph 4 and Section 315, Paragraph 4 of the German Commercial Code
At its meeting on March 12, 2007, the Supervisory Board considered the information, and the report thereon, provided in the management report pursuant to Section 289, Paragraph 4 and Section 315, Paragraph 4 of the German Commercial Code. Reference is hereby made to this information, and the report thereon, to be found in the management report on page 56 ff., which the Supervisory Board has reviewed and with which it fully concurs.
The Supervisory Board would like to thank the Board of Management and all employees for their dedication and hard work in 2006.
Leverkusen, March 2007
For the Supervisory Board
/s/ Manfred Schneider
Dr. Manfred Schneider
Chairman

Bayer Annual Report 2006	Corporate Governance Report 13
Bayer again in compliance with the German Corporate Governance Code*
Bayer has always placed great importance on responsible corporate governance and will continue to do so. Last year the company renewed its declaration that it is in full compliance with the recommendations of the German Corporate Governance Code.
In 2006 the Board of Management and Supervisory Board again addressed the question of code compliance, particularly in light of the new recommendations issued on June 12. The resulting Declaration of Conformity (see page 19 ) was published in December 2006 and posted on Bayer’s website along with previous declarations.
Supervisory Board: oversight and control functions
The role of the 20-member Supervisory Board is to oversee and advise the Board of Management. Under the German Codetermination Act, half the members of the Supervisory Board are elected by the stockholders, and half by the company’s employees. The Supervisory Board is directly involved in decisions on matters of fundamental importance to the company and confers with the Board of Management on the company’s strategic alignment. It also holds regular discussions with the Board of Management on the company’s business strategy and status of its implementation.
The Chairman of the Supervisory Board coordinates its work and presides over the meetings. Through regular discussions with the Board of Management, the Supervisory Board is kept constantly informed of business policy, corporate planning and strategy. The annual budget and the consolidated financial statements of Bayer AG and the Bayer Group are submitted to the Supervisory Board to obtain its approval, which must also take the auditors’ report into account. Details are provided in the Report of the Supervisory Board on page 10 ff. of this Annual Report. The committees set up by the Supervisory Board operate in compliance with the German Stock Corporation Act, the German Corporate Governance Code, the u.s. Sarbanes-Oxley Act and the rules of the New York Stock Exchange. The committees of the Supervisory Board are as follows:
Presidial Committee: This comprises two stockholder representatives and two employee representatives. Its main task is to serve as the mediation committee pursuant to the German Codetermination Act. It submits proposals to the Supervisory Board on the appointment of members of the Board of Management if the necessary two-thirds majority is not achieved in the first vote at a plenary meeting. The Supervisory Board has also delegated certain decision-making powers relating to capital measures to the Presidial Committee.

* report pursuant to Section 3.10 of the German Corporate Governance Code
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> Bayer Group
> Corporate Governance

14 Corporate Governance Report	Bayer Annual Report 2006
Audit Committee: The Audit Committee, comprising three stockholder representatives and three employee representatives, meets four times a year. Its tasks include examining the company’s internal and external accounting and the quarterly reports and annual financial statements prepared by the Board of Management. On the basis of the auditors’ report on the annual financial statements, the Audit Committee submits proposals concerning their approval by the full Supervisory Board. The Audit Committee also oversees the company’s internal control system along with the procedures used to identify, track and manage risk, and monitors compliance with laws and statutory regulations.
The company’s Corporate Auditing department reports regularly to the Audit Committee, which also is responsible for the company’s relationship with the external auditors. The Audit Committee prepares the awarding of the audit contract to the audit firm appointed by the Annual Stockholders’ Meeting, suggests areas of focus for the audit and determines the auditors’ remuneration. It also monitors the independence, qualifications, rotation and efficiency of the auditors.
The Supervisory Board of Bayer AG has designated Dr. Manfred Schneider as an Audit Committee Financial Expert pursuant to the Sarbanes-Oxley Act.
Human Resources Committee: On this committee, too, there is parity of representation between stockholders and employees. It consists of the Chairman of the Supervisory Board, one other stockholder representative and two employee representatives. The Human Resources Committee prepares the personnel decisions to be made by the Supervisory Board. In particular, it concludes service contracts with the members of the Board of Management on behalf of the Supervisory Board. It also provides advice on long-term succession planning for the Board of Management.
Bayer Schering Pharma Committee: The Supervisory Board formed a committee from among its members to which decision-making powers in connection with the Schering AG acquisition project and certain related financing measures were transferred to the extent legally permissible, in order to allow a rapid response to new developments.
Compensation report
The compensation of the Supervisory Board is based on the provisions of the Articles of Incorporation, the current version of which was adopted by the stockholders at the Annual Stockholders’ Meeting on April 29, 2005. This provides that, in addition to reimbursement of their expenses, each member of the Supervisory Board receives fixed annual remuneration of € 60,000 and a variable annual remuneration component. The variable remuneration component is based on corporate performance in terms of the gross cash flow reported in the Group financial statements for the fiscal year. The members of the Supervisory Board receive € 2,000 for every € 50,000,000 or part thereof by which the gross cash flow exceeds € 3,100,000,000, but the variable component for each member may not exceed € 30,000.
In accordance with the provisions of the German Corporate Governance Code, additional remuneration is paid to the Chairman and Vice Chairman of the Supervisory Board and for chairing and membership of committees. The Chairman of the Supervisory Board receives three times the basic remuneration, while the Vice Chairman receives one-and-a-half times the basic remuneration. Members of the Supervisory Board who are also members of a committee receive an additional one quarter of the amount, with those chairing a committee receiving a further quarter. However, no member of the Supervisory Board may receive total remuneration exceeding three times the basic remuneration. If changes are made to the Supervisory Board and its committees during the fiscal year, members receive remuneration on a pro-rated basis. The following table shows the remuneration of individual members of the Supervisory Board for fiscal 2006. No remuneration or benefits were paid for personal services, in particular, the provision of consultancy or intermediary services.

Bayer Annual Report 2006	Corporate Governance Report 15

	Fixed	Variable
Remuneration of the Members of the Supervisory Board	Remuneration	Remuneration	Total
€

Dr. Paul Achleitner	75,000.00	37,500.00	112,500.00

Dr. Josef Ackermann	60,000.00	30,000.00	90,000.00

Andreas Becker	60,000.00	30,000.00	90,000.00

Karl-Josef Ellrich	75,000.00	37,500.00	112,500.00

Dr. Thomas Fischer	75,000.00	37,500.00	112,500.00

Erhard Gipperich	8,917.81	4,458.91	13,376.72

Peter Hausmann	50,958.90	25,479.45	76,438.35

Thomas Hellmuth	60,000.00	30,000.00	90,000.00

Prof. Dr.-Ing. e. h. Hans-Olaf Henkel	75,000.00	37,500.00	112,500.00

Reiner Hoffmann	13,479.45	6,739.73	20,219.18

Gregor Jüsten	54,904.11	27,452.05	82,356.16

Dr. rer. pol. Klaus Kleinfeld	60,000.00	30,000.00	90,000.00

Dr. h. c. Martin Kohlhaussen	105,000.00	52,500.00	157,500.00

John Christian Kornblum	60,000.00	30,000.00	90,000.00

Petra Kronen	75,000.00	37,500.00	112,500.00

Hubertus Schmoldt	86,671.23	43,335.62	130,006.85

Dr. Manfred Schneider (Chairman)	180,000.00	90,000.00	270,000.00

Dieter Schulte	42,904.11	21,452.05	64,356.16

Dr.-Ing. Ekkehard D. Schulz	71,671.23	35,835.62	107,506.85

Dipl.-Ing. Dr.-Ing. e. h. Jürgen Weber	60,000.00	30,000.00	90,000.00

Siegfried Wendlandt	24,246.58	12,123.29	36,369.87

Thomas de Win (Vice Chairman)	124,273.97	62,136.99	186,410.96

Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker	60,000.00	30,000.00	90,000.00

Legislation on the disclosure of the compensation paid to members of the Board of Management came into force in Germany during the fiscal year. It specifies where such compensation is to be disclosed and the content of individual disclosures. In accordance with the provisions of this law, the compensation of the Board of Management is presented and published uniformly in a compensation report in the management reports of Bayer AG and the Bayer Group. To avoid dual presentation of the data, this Corporate Governance Report explicitly adopts, and makes reference to, the presentation in the management reports of Bayer AG and the Bayer Group (see page 76 ff.). This also applies to the description of stock option programs for the Board of Management (see page 76 ff.) and employees (see Note [26.1] to the financial statements (page 177 ff.).
Personal liability in place of a deductible
With regard to the recommendation in the German Corporate Governance Code that a deductible be agreed for any d&o (directors’ and officers’ liability) insurance, the company’s d&o insurance does not cover intentional breach of duty and thus there is no deductible.
Instead, personal declarations have been given by the members of the Board of Management and Supervisory Board that, should they cause damage to the company or third parties through gross negligence (by German standards) in the performance of their duties, they undertake to pay for such damage up to the equivalent of half their total annual remuneration for the year in which such damage occurs. The members of the Supervisory Board undertake to pay for such damage, if caused by them, up to the equivalent of the variable portion of their respective annual remuneration as Supervisory Board members for the relevant year.

16 Corporate Governance Report	Bayer Annual Report 2006
Disclosure of securities transactions by members of the Supervisory Board and Board of Management
To comply with Section 15a of the German Securities Trading Act, members of the Board of Management and Supervisory Board and their close relatives are required to disclose all transactions involving the purchase or sale of Bayer stock where such transactions total € 5,000 or more in a calendar year. Bayer publishes details of such transactions immediately on its website and also notifies the German Financial Supervisory Authority accordingly. No reportable securities transactions were made in fiscal 2006 .
According to information filed with the company by members of the Board of Management and Supervisory Board, their total holdings of Bayer stock and related financial instruments amounted to less than 1 percent of the issued stock on the closing date for the financial statements.
Systematic monitoring of all business activities
Bayer has an internal control system in place to ensure early identification of any business or financial risks and enable it to manage such risks so as to minimize any impact on the achievement of its commercial objectives. The control system is designed to ensure timely and accurate accounting for all business processes and the constant availability of reliable data on the company’s financial position. Where acquisitions are made during a fiscal year, we aim to bring the acquired units’ internal control systems into line with those of the Bayer Group as quickly as possible. However, the control and risk management system cannot protect the company from all business risks. In particular, it cannot provide absolute protection against losses or fraudulent actions.
Corporate Compliance Program
Our corporate activity is governed by national and local laws and statutes that place a range of obligations on the Bayer Group and its employees throughout the world. Bayer manages its business responsibly in compliance with the statutory and regulatory requirements of the countries in which it operates.
The Board of Management has also issued guidelines to support legal compliance. These are summarized in the “Program for Legal Compliance and Corporate Responsibility at Bayer” (Corporate Compliance Program), which contains binding rules on complying with international trade law, adhering to the principle of fair competition and concluding contracts with business partners on fair terms.
To avoid conflicts of interest, every employee is required to separate corporate and private interests. The program also lays down clear rules for employee integrity toward the company and the responsible handling of insider information.
Compliance Committees have been established at Bayer AG and each of its subgroups and service companies. Each Compliance Committee includes at least one legal counsel.
The role of these committees is to initiate and monitor systematic, business-specific training and other measures necessary to ensure implementation of the Corporate Compliance Program. They are also responsible for investigating any suspected violations of the Corporate Compliance Program and, if necessary, taking steps to rectify them. All Compliance Committees report at least once a year to a coordination committee chaired by the Chief Financial Officer on any violations notified to them, the investigations carried out and their outcomes, and any corrective or disciplinary action taken. They also report on the systematic training and implementation measures they have initiated to foster compliance.

Bayer Annual Report 2006	Corporate Governance Report 17
All Bayer employees are required to immediately report any violations of the Compliance Program. In Germany, a telephone hotline to a law firm has been set up to allow this to be done anonymously.
Common values and leadership principles
The mission statement published in 2004 supplements the Corporate Compliance Program and sets out the principles underlying Bayer’s corporate strategy. It outlines the foundation of our corporate philosophy and activity to stockholders, customers, employees and the general public. Common values and leadership principles are considered essential for every employee’s daily work. The values include a will to succeed; a passion for our stakeholders; integrity, openness and honesty; respect for people and nature; and the sustainability of our actions. The assessment of managers’ performance on the basis of defined leadership principles helps to ensure adherence to these values throughout the enterprise.
Detailed reporting
To maximize transparency, we provide regular and timely information on the company’s position and significant changes in business activities for stockholders, financial analysts, stockholders’ associations, the media and the general public. Bayer complies with the recommendations of the Corporate Governance Code by publishing reports on business trends, earnings and the Group’s financial position four times a year. The annual consolidated financial statements of the Bayer Group are published within 90 days following the end of the fiscal year. In addition to the annual report, quarterly reports, news conferences and analysts’ meetings, Bayer publishes the reports on Form 20-f (annual report) and Form 6-k (e.g. quarterly report) as required by the u.s. Securities and Exchange Commission (sec). Bayer also uses the Internet as a platform for timely disclosure of information, including details of the dates of major publications and events such as the annual and quarterly reports and the Annual Stockholders’ Meeting.
In line with the principle of fair disclosure, we provide the same information to all stockholders and all main target groups. All significant new facts are disclosed immediately. Stockholders also have timely access to the information that Bayer publishes in foreign countries in compliance with local stock market regulations.
In addition to our regular reporting, we issue ad-hoc statements on developments that might not otherwise become publicly known but have the potential to materially affect the price of Bayer stock.
Investor protection in compliance with the Sarbanes-Oxley Act
Since Bayer stock is listed on the New York Stock Exchange (nyse), the Bayer Group also has to comply with certain u.s. capital market laws, including the rules of the u.s. stock exchange regulator, the Securities and Exchange Commission (sec) , and the Sarbanes-Oxley Act adopted in 2002. Section 404 of the Sarbanes-Oxley Act requires companies to establish and maintain a system of internal controls over financial reporting to protect investors and maintain their confidence in corporate accounting, management and oversight.
At the end of 2003, Bayer initiated a Group-wide project to implement an internal control system for financial reporting in order to ensure compliance with Section 404 (Management Assessment of Internal Controls) of the Sarbanes-Oxley Act. The main focus of this project was to ensure uniform Group-wide procedures to document material business processes, identify risks affecting financial reporting, audit the effectiveness of internal controls and perform a central assessment of the internal control system for the Bayer Group. Compliance with Section 404 of the Sarbanes-Oxley Act resulted in a substantial increase in the documentation and auditing workload in 2006.
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> Events
> Calendar

18 Corporate Governance Report	Bayer Annual Report 2006
A separate department was established at the holding company in 2005 to define and introduce Group-wide standards for the internal control system (ics) and to coordinate and monitor their implementation at Group companies. A system applied throughout the Group ensures uniform and audit-proof documentation and archiving of all ics -relevant business processes, together with the associated risks and controls. The management assesses the effectiveness of the controls during the year. The findings are documented and presented transparently at Group level in a central it system. These data are the basis for the central assessment of the Group’s internal control system at year end.
The management of Group companies holds local responsibility for ensuring and overseeing compliance with Section 404 of the Sarbanes-Oxley Act. That includes in particular providing guidance and support for line functions on establishing, maintaining and upgrading their internal control systems to align them with Group-wide ics standards. Many companies in the Bayer Group have appointed ics managers to support local management in these tasks.
The Bayer Group’s internal control system is designed to enable the Board of Management and senior executives to assess the reliability of financial reporting with a sufficient degree of assurance. As of December 31, 2006, the Board of Management and senior executives assessed the effectiveness of the internal control system on the basis of the coso framework (Committee of Sponsoring Organizations of the Treadway Commission) for internal control systems. With reference to these criteria, the Board of Management established that as of December 31, 2006, the Bayer Group had an effective system of internal controls over financial reporting.
Declaration by the Board of Management and the Supervisory Board of Bayer AG
concerning the German Corporate Governance Code (June 12, 2006 version) pursuant to Section 161 of the German Stock Corporation Act *
Under section 161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board of Bayer AG are required to issue an annual declaration that the company has been, and is, in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger), or to advise of any recommendations that have not been, or are not being, applied. The declaration pursuant to section 161 of the Stock Corporation Act shall be available to shareholders at all times. An annual declaration was last issued in December 2005.
The Board of Management and the Supervisory Board declared in July 2006 that Section 7.1.2. Sentence 3 of the Code, according to which interim reports are to be publicly accessible within 45 days of the end of the reporting period, would not be complied with for the interim reports as of June 30, 2006 or September 30, 2006 because of the additional workload involved in including Schering AG and its subsidiaries in the consolidated financial statements of the Bayer Group.
With respect to the past, the following declaration refers to the June 2, 2005 version of the Code. With respect to present and future corporate governance practices at Bayer AG, the following declaration refers to the recommendations in the June 12, 2006 version of the Code.
The Board of Management and the Supervisory Board of Bayer AG hereby declare that the company is in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette and has been in compliance – except as stated in the supplementary declaration of July 2006 – since issuance of the last declaration of conformity in December 2005.

Leverkusen, December 2006
For the Board of Management:		For the Supervisory Board:

Wenning	Kühn	Dr. Schneider

*	This is an English translation of a German document. The German document is the official and controlling version, and this English translation in no event modifies, interprets or limits the official German version.

Bayer Annual Report 2006	Investor Information 19
Acquisition of Schering gives Bayer stock further impetus
Bayer stock continued to appreciate in 2006, posting an overall performance of 18.3 percent. Investor interest focused on the acquisition of Schering. Dividend rises to €1.00 per share.
2006: a volatile stock market year ends on a positive note
The German equity market proved volatile in fiscal 2006. The dax initially continued on the previous year’s upward path. However, concern about inflation and interest rates in the United States triggered a global market downtrend in May and June, with substantial falls in some stocks. Sound corporate profits and buoyant mergers and acquisitions activity revived investor confidence at the start of the second half and ushered in a new rally. The dax ended the year up 22.0 percent at 6,597 points.
Performance of Bayer stock exceeds 18 percent
Bayer stock again developed very well, its price gaining 15.2 percent on the year. Including the dividend of € 0.95 per share paid in 2006, our stock achieved a performance of 18.3 percent. This was only just below the dax’s performance but slightly above the Dow Jones euro stoxx 50sm index, in which Bayer is also included.
During the year the share price was driven mainly by factors relating to our acquisition of Schering, Berlin, Germany. The announcement on March 23, 2006 of our intention to acquire Schering triggered a period of turbulent trading in Bayer stock, with a very high turnover at times. The tide turned in mid-June 2006, when it became increasingly clear that our public takeover offer would succeed, and Bayer shares went on from there to gain over 30 percent by year-end.
A € 1.2 billion capital increase as part of the financing of this acquisition raised the number of shares in issue by 34 million to 764.34 million. Market capitalization increased by a total of € 5.3 billion (+20.5 percent) on the year, to € 31.1 billion.
This capital increase and the effect of the € 2.3 billion mandatory convertible bond launched in April 2006 have to be taken into account in calculating earnings per share for fiscal 2006. In computing earnings per share, ordinary shares to be issued when the conversion rights from this bond issue are exercised have to be counted together with already issued shares, so basic and diluted earnings per share are identical. Details on the calculation of earnings per share are given on page 152.

20 Investor Information	Bayer Annual Report 2006

Bayer Annual Report 2006	Investor Information 21

Bayer Stock Data			2005	2006
Earnings per share		€	2.19	2.22

Core earnings per share[1]		€	2.84	3.24

Cash flow per share		€	4.26	5.12

Equity per share		€	15.28	16.81

Dividend per share		€	0.95	1.00

Year-end price[2]		€	35.29	40.66

High for the year[2]		€	35.92	40.92

Low for the year[2]		€	22.02	30.56

Total dividend payment	€	million	694	764

Shares entitled to the dividend (Dec. 31)	million		730.34	764.34

Market capitalization (Dec. 31)	€	billion	25.8	31.1

Average daily trading volume	million		4.1	5.6

Price/earnings ratio[2]			16.1	18.3

Price/cash flow ratio[2]			8.3	7.9

Dividend yield		%	2.7	2.5

[1]	For details on the calculation of core earnings per share, see page 25.

[2]	XETRA closing prices; Source: Bloomberg
Proposed dividend of €1.00 per share
The Board of Management and Supervisory Board will propose to the Annual Stockholders’ Meeting that that the dividend be raised by 5.3 percent to €1.00 per share. The higher per-share amount and the larger number of shares due to the capital increase boost the payout by 10.1 percent to € 764 million. The dividend yield calculated on the year-end price amounts to 2.5 percent.
Despite the substantial expenditures for the Schering acquisition, this dividend is intended to ensure that stockholders participate in the success Bayer experienced in 2006 and demonstrate the confidence of the Board of Management and Supervisory Board in the Group’s future development.
Debt issues support financing of Schering acquisition
Bayer’s borrowings generally take the form of bond issues under the company’s European Medium Term Notes (emtn) program. The larger Bayer AG bonds launched under this program are included in the major bond indices in light of their benchmark issue volumes and their liquidity. In addition, the Group issues innovative, separately documented debenture types and u.s. bonds under Rule 144a.
In 2006 Bayer offered investors several attractive issues. As part of the financing package for the Schering acquisition, a € 2.3 billion mandatory convertible bond was issued by Bayer Capital Corp. in April 2006 and placed with institutional investors. This subordinated bond, which is guaranteed by Bayer AG, has a coupon of 6.625% . It was the largest mandatory convertible bond placement in Europe to date. Investors may convert the bond into shares of Bayer AG during the term of the bond, which runs until June 2009. If they have not done so by then, the bond will automatically convert into shares. Because of its structure, the rating agencies Moody’s and Standard & Poor’s treat the mandatory convertible bond entirely as equity and do not regard it as debt for credit rating purposes. For information on Bayer’s credit rating, see section on financial strategy on page 52.

22 Investor Information	Bayer Annual Report 2006

Bayer Annual Report 2006	Investor Information 23

In May 2006 Bayer AG issued three bonds under its emtn program, again to help finance the acquisition of Schering. The first is a three-year floating rate note in a nominal amount of €1.6 billion which bears interest at 0.225 percent above the 3-month Euribor rate. The second is a €1 billion issue with a seven-year term and a coupon of 4.5 percent. The third, a sterling (gbp) issue, has a coupon of 5.625 percent and a maturity of 13 years. In December 2006 Bayer utilized the very favorable capital market conditions to increase this issue by gbp 100 million to a total of gbp 350 million, giving Bayer’s first-ever sterling bond benchmark volume and appealing to investors in a further currency zone. The issue was fully swapped into euros.
The hybrid bond in the nominal amount of €1.3 billion issued in 2005 was reclassified by Standard & Poor’s as a result of a change to that agency’s rating methodology. In computing debt indicators, s&p now treats 50 percent of this issue as equity and 50 percent as debt. Moody’s continues to treat 75 percent as equity.
Investor relations activities focus on the acquisition
Investors’ interest in 2006 centered on the acquisition of Schering. Bayer’s management and investor relations team met with analysts and investors at roadshows and investor conferences on nearly 60 days.
The principal topics addressed at these meetings, apart from the strategic reasons for acquiring Schering, were the late-stage projects in Bayer’s pharmaceuticals development pipeline, the restructuring of CropScience, trends on the polymers markets and the impact of the Schering acquisition on Bayer’s credit rating.
An innovative conference format entitled “Meet Management,” which was introduced in May, proved especially attractive. Representatives of the investment community were invited to Leverkusen for intensive small-group discussions with members of the management boards of our holding company and subgroups about the performance of the Bayer Group and its subsidiaries.
We also set up a hotline on the Schering acquisition to give private investors full and timely information on matters relating to the tender of their shares. The Internet was used as an additional information channel, particularly to reach individual stockholders. Wherever practicable, all conference calls and meetings are streamed live on the Internet to ensure their accessibility to all interested parties.
www.investor.bayer.com

24 Investor Information	Bayer Annual Report 2006

Calculation of core earnings per share
Earnings per share according to ifrs are affected by the purchase price allocation (see page 136 ff.) and other special factors. To enhance comparability, we also determine core net income from continuing operations after elimination of the amortization of intangible assets, asset write-downs (including any impairment losses), special items in ebitda and extraordinary factors affecting income from investments in affiliated companies (such as divestment gains or write-downs), including the related tax effects.
The calculation of earnings per share in accordance with ifrs is explained in the notes to the financial statements on page 152. Adjusted core net income, core earnings per share and core ebit are not defined in the International Financial Reporting Standards. Therefore they should be regarded as supplementary information rather than stand-alone indicators.

Calculation of Core EBIT and Core Earnings per Share	2005	2006
€ million
EBIT as per income statement	2,514	2,762

Amortization and write-downs of intangible assets	550	734

Write-downs of property, plant and equipment	55	107

Special items (other than write-downs)	480	909

Core EBIT	3,599	4,512

Non-operating result (as per income statement)	(602)	(782)

Extraordinary income/loss from investments in affiliated companies	—	(236)

Income taxes (as per income statement)	(538)	(454)

Tax adjustment	(386)	(531)

Income after taxes attributable to minority interest (as per income statement)	2	(12)

Core net income from continuing operations	2,075	2,497

Financing expenses for the mandatory convertible bond, net of tax effects	—	72

Adjusted core net income	2,075	2,569

Shares
Weighted average number of issued ordinary shares*	730,341,920	746,456,988

Potential shares to be issued upon conversion of the mandatory convertible bond	—	45,300,595

Adjusted weighted average total number of issued and potential

ordinary shares	730,341,920	791,757,583

Core earnings per share from continuing operations (€)	2.84	3.24

*	including new shares from the capital increase on a pro-rated basis

Management Report	Bayer Annual Report 2006

à Overview of Sales, Earnings and Financial Position

à Operating Environment in 2006

à Changes in Corporate Structure

à Performance by Subgroup and Segment

à Performance by Region

à Value Management

à Liquidity and Capital Resources

à Earnings Performance

à Asset and Capital Structure

à Proposal for Distribution of the Profit

à Employees

à Procurement and Distribution

à Research and Development

à Sustainable Development

à Corporate Social Responsibility

à Compensation Report

à Risk Report

à Subsequent Events

à Future Perspectives

à Economic outlook and market opportunities in 2007

à Business strategy

à Bayer Group sales and earnings forecast

à Subgroups’ sales and earnings forecasts

Bayer Annual Report 2006	Management Report 25

2006 a record year for Bayer
Pharmaceuticals business decisively strengthened
•	Sales up 17 percent to €29 billion

•	Operating performance at an all-time high ebitda before special items climbs 21 percent to €5.6 billion ebit before special items advances 14 percent to €3.5 billion

•	Group net income rises 5 percent to €1.7 billion

•	Earning power expected to further improve in 2007
Overview of Sales, Earnings and Financial Position
Bayer had a very successful year in 2006, both operationally and strategically. In June, we decisively strengthened our pharmaceuticals business with the acquisition of Schering AG, Berlin, Germany. This is the most significant corporate transaction in Bayer’s history and gives us leading market positions in specialty pharmaceuticals. We successfully implemented our divestiture program with the sale of our Diagnostics Division and the H.C. Starck and Wolff Walsrode activities.
We improved the performance data of our businesses, in some cases substantially, compared to the previous year.
Sales of the Bayer Group grew 17.2 percent to €29.0 billion, from €24.7 billion in 2005. The total for 2006 includes €3.1 billion in revenues from the Schering business in the period from June 23, 2006. Adjusted for currency and portfolio effects, Group sales rose by 5.2 percent, with HealthCare and MaterialScience up 10.0 and 7.2 percent, respectively, and CropScience down 2.3 percent, from the prior year.

Change in Sales	2005	2006
%
Volumes	0	+5

Prices	+7	0

Exchange rates	+1	0

Portfolio changes	+10	+12

ebitda before special items rose by 21.3 percent to the record level of €5,584 million, from €4,602 million in 2005, yielding an underlying ebitda margin of 19.3 percent in line with our 2006 target. HealthCare saw a 75.7 percent jump in earnings, with ebitda before special items advancing to €2,613 million, from €1,487 million in 2005. The increase was due to a €774 million contribution from the acquired business of Schering AG, Germany, and gratifying business development in all divisions. CropScience posted underlying ebitda of €1,204 million, a decline of 5.4 percent in difficult market conditions. Here, cost savings partially offset a price- and volume-related squeeze on margins. MaterialScience

26 Management Report	Bayer Annual Report 2006

Bayer Group Quarterly Sales in 2006
€ million
HealthCare Quarterly Sales in 2006
€ million
CropScience Quarterly Sales in 2006
€ million
MaterialScience Quarterly Sales in 2006
€ million

Bayer Annual Report 2006	Management Report 27

earnings nearly equaled the previous year’s outstanding level, with underlying ebitda falling just 4.9 percent to €1,677 million. However, earnings were diminished by a sharp increase in raw material costs and by unscheduled production interruptions in the fourth quarter.
Bayer Group ebit before special items, boosted by a €178 million contribution from the Schering business, climbed by 14.2 percent to a record high of €3,479 million, from €3,047 million in 2005.
ebit in 2006 was diminished by net special charges of €717 million, compared with €533 million in the prior year. Of the net special charges for 2006, HealthCare accounted for €402 million, CropScience for €57 million and MaterialScience for €218 million. Special charges of €273 million (net) were related to the acquisition and integration of Schering AG, Germany, €200 million (2005 : €109 million) to restructuring, €172 million (net) (2005: €451 million) to litigation, and €72 million (net) (2005: €27 million net gain) to other effects.
ebit after special items improved by 9.9 percent to €2,762 million, from €2,514 million in 2005.
After a non-operating result of minus €782 million ( 2005: minus €602 million), pre-tax income was €1,980 million (2005: €1,912 million). The non-operating result contained a €236 million gain from the sale of our 49.9 percent interest in GE Bayer Silicones and net interest expense of €728 million (2005: €338 million), including €370 million in interest expense for the immediate financing of the Schering AG acquisition. After tax expense of €454 million (2005: €538 million), income after taxes from continuing operations rose to €1,526 million (2005: €1,374 million). The reduction in tax expense was due primarily to one-time income due to increased usability of tax loss carryforwards. Including the result of discontinued operations and after minority stockholders’ interest, net income of the Bayer Group improved to €1,683 million (2005: €1,597 million). Earnings per share came to €2.22 (2005: €2.19).
Gross cash flow increased by €799 million to €3,913 million (2005: €3,114 million) due to the gratifying growth in business and the inclusion of Schering AG, Germany. Net cash flow advanced by 21.7 percent to €3,928 million. The total net cash flow including discontinued operations was €4,203 million.
Net debt amounted to €17.5 billion at December 31, 2006, compared to €5.5 billion at the end of 2005. Thus, despite the purchase price of approximately €17 billion for Schering AG, net debt rose by only €12 billion, taking into account the Schering shares not yet acquired and an advance payment of €0.4 billion received on the sale of the Diagnostics Division. The purchase price payments received at the beginning of 2007 for Diagnostics and H.C. Starck, along with the expected proceeds from the divestiture of Wolff Walsrode, are intended to contribute to a further substantial reduction in net debt during 2007.

28 Management Report	Bayer Annual Report 2006

Bayer Group Quarterly EBITDA Before Special Items in 2006
€ million
HealthCare Quarterly EBITDA Before Special Items in 2006
€ million
CropScience Quarterly EBITDA Before Special Items in 2006
€ million
MaterialScience Quarterly EBITDA Before Special Items in 2006
€ million

Bayer Annual Report 2006	Management Report 29
We also had a successful fourth quarter. Thanks to strong business gains in HealthCare, Group sales moved ahead 25.1 percent to €8.0 billion, of which Schering, Berlin, Germany, accounted for €1.5 billion. Adjusted for currency and portfolio effects, Group sales rose by 5.7 percent, with business expanding by 10.6 percent at HealthCare and 7.4 percent at MaterialScience. Currency- and portfolio-adjusted sales of CropScience were at the previous year’s level (+0.4 percent), with business at a low level in Brazil.
Underlying ebitda in the fourth quarter climbed by 34.3 percent year on year, to €1,258 million, including a €352 million contribution from the Schering business. There was again a pleasing improvement in EBITDA performance of all the HealthCare divisions in the fourth quarter, while earnings of MaterialScience and CropScience declined. ebit before special items amounted to €622 million, against €553 million in the same period of 2005. Net special charges came to €416 million, with Bayer HealthCare accounting for most of these items. EBIT after special items came in at €206 million (Q4 2005: €129 million). Including tax income of €130 million, Group net income was €311 million (Q4 2005: €46 million). Earnings per share for the quarter were €0.41 (Q4 2005: €0.06). Net cash flow advanced 26.3 percent to €1,493 million (Q4 2005: €1,182 million). The total net cash flow including discontinued operations was €1,578 million (Q4 2005: €1,309 million).
Operating Environment in 2006
The dynamic pace of global economic growth established in 2005 continued into 2006, although the upswing slowed somewhat during the course of the year. Economic expansion nonetheless remained remarkably robust and became much more broadly based. The positive economic trend spurred the employment markets of the major industrialized countries, boosting private consumption. Growth in the emerging economies remained basically robust throughout the year.
The economy of the United States showed very good growth in the first quarter, but weakened markedly as the year progressed due to tighter monetary policy and higher energy prices. Although dampened by the weakness of the real estate market, private consumption remained the u.s. economy’s primary growth engine, with a substantial year-on-year increase. Industry investment also trended very well through the fall of the year thanks to healthy corporate earnings and high capacity utilization, but slowed toward year end.
In Europe, the upswing gained considerable steam, especially in the first half. The strong recovery in Germany, in particular, stimulated the economies of the other e.u. member states, and the euro zone economy has since gathered significant momentum. On top of robust foreign demand, firmer domestic demand also contributed increasingly to economic growth in this region. Private consumption expanded far more strongly than in previous years, thanks primarily to fuller employment. In addition, corporate investment activity picked up during the year thanks to higher capacity utilization and continuing good financing conditions.
In Japan the economy continued to expand, even if the pace of growth temporarily weakened in the summer. Buoyed by the sharp depreciation of the yen, exports rose rapidly and helped to stimulate the economy, but domestic demand proved to be the real growth

30 Management Report	Bayer Annual Report 2006

engine. The improvement in the employment market spurred private consumption, although consumer sentiment deteriorated considerably in the second half. With capacity utilization at a high level, order books well filled and corporate earnings strong, companies were more willing to invest, thereby propping up the economy. By contrast, government spending declined markedly.
The emerging economies in Asia continued their robust expansion in the wake of strong global economic growth, albeit at a slower pace in the second half. These countries benefited particularly from high export demand from China, Japan and the United States, while private consumption showed a slight decline almost throughout the region. A general increase in interest rates dampened corporate investment activity. Despite government efforts to check the pace of expansion, the Chinese economy again showed rapid growth, which continued to be driven by domestic demand. Investment posted a double-digit increase and private consumption boomed. Exports again grew strongly in addition, despite the slight appreciation of the yuan.
The economy remained strong in most countries of Latin America thanks to robust domestic demand and the sharp rise in raw material prices in the first half of 2006, which benefited the raw material exporters. Private consumer demand rose considerably, spurred by higher real incomes. The region’s economy is thus increasingly broadly based. The Mexican economy evolved better than expected during the year, with high crude oil prices and continuing steady demand from the United States resulting in stable growth despite political turbulence. Argentina and Venezuela also developed well, but had to contend with high inflation rates. The only exception to this favorable overall picture was Brazil, where growth was comparatively moderate.
The prescription medicines market posted stable growth of more than 6 percent in 2006, although the pace of expansion was down slightly compared to the prior year. Trends varied greatly by region and product segment. In North America, the u.s. pharmaceuticals market recovered, expanding slightly faster than the average, as was already the case in Canada. The major u.s. companies saw sales of some blockbuster drugs fall dramatically due to numerous patent expirations, but these declines were offset by significant gains for cancer drugs and other specialty pharmaceuticals. Europe continued to suffer from the health care policy environment, with the result that below-average growth was recorded in all countries. Cardiovascular products and antibiotics, in particular, showed a very weak trend, while cancer drugs posted double-digit growth rates. The Japanese market stagnated due to the government’s biennial price cuts, which took place in April. Emerging markets such as Brazil, Mexico and China made particularly large contributions to the overall expansion in the sector. In these markets, unlike those of the highly industrialized countries, growth was strongest in the traditional primary care segments such as cardiovascular risk management and metabolic disorders.
The crop protection market weakened in 2006 due to adverse weather conditions in the major agricultural regions and the weakness of the Brazilian farming economy. Agriculture was additionally hampered by high energy and fertilizer prices. The North and Latin American markets, in particular, recorded sharp declines, though in Latin America there was some improvement toward the end of the year. The European market held steady

Bayer Annual Report 2006	Management Report 31

year on year after conditions improved in the second half. The Asian market as a whole trended slightly downward. In China, however, rising demand and the switch to modern chemical products led to strong growth.
The three major industry sectors relevant to Bayer MaterialScience registered good to above-average growth in 2006.
The expansion of the automotive industry in 2006 was spurred by strong growth in Asia – particularly in China and India and also in Japan, which is still the region’s largest producer. By contrast, the automotive sector shrank in western Europe and North America, the regions where there is high replacement demand. The decline in western Europe was partly the result of a shift in production toward eastern Europe and the Middle East. The slump in car sales in the United States particularly impacted the big three u.s. producers, which failed to respond to the growing demand for more fuel-efficient vehicles.
The global construction industry posted growth of 3 percent in 2006 , thanks to the positive trend not only in Asia and Latin America, but also in eastern Europe, Africa and the Middle East. On the heels of market weakness in recent years, there was a gratifying performance in western Europe, due partly to the turnaround in Germany. In the u.s. residential construction stagnated, while the non-residential segment showed good growth.
The electrical and electronics sector again proved the most dynamic of the three, driven by brisk demand for capital equipment in areas such as automation technology, along with innovative products for the consumer electronics and communications technology markets. All regions contributed significantly to this industry’s expansion in 2006, led by China with double-digit increases.
Changes in Corporate Structure
Since June 23, 2006, we have held a majority of the shares of Schering AG, Berlin, Germany, and therefore have included Schering in our consolidated financial statements as of that date. The names “Bayer Schering Pharma” or “Schering” as used in this Annual Report always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities in countries outside Germany. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years. On October 27, 2006, the domination and profit and loss transfer agreement between Bayer Schering GmbH and Schering AG was entered in the commercial register. The renaming of Schering AG to Bayer Schering Pharma AG took effect on December 29, 2006. As of December 31, 2006, our interest in the voting capital of Bayer Schering Pharma AG amounted to 96.2 percent. The 95 percent majority required to squeeze out the minority stockholders in return for cash compensation pursuant to Sections 327a through 327f of the German Stock Corporation Act was exceeded in the third quarter. The Extraordinary Stockholders’ Meeting on January 17, 2007, resolved to effect a squeeze-out of the remaining minority stockholders of Bayer Schering Pharma AG.
The sale of the Diagnostics Division of Bayer HealthCare to Siemens, announced in the second quarter of 2006, was closed in January 2007. The divestment of H.C. Starck to Advent International and The Carlyle Group was completed in February 2007. The transfer of our Wolff Walsrode activities to The Dow Chemical Company is planned for the second quarter of 2007. These three businesses are recognized as discontinued operations.

32 Management Report	Bayer Annual Report 2006

To ensure comparability between reporting periods, the following table provides a reconciliation of Bayer’s sales and earnings data in the corporate structure existing at the beginning of 2006 to those in the new structure in place on December 31, 2006.

	Bayer excl. Schering,					Operations Reported
Bayer Key Data for the Previous and		incl. Discontinued				as Discontinued			Continuing Operations
Current Corporate Structures	Operations			Schering AG, Germany [1]		as of 2006 [4]			incl. Schering [1]

€ million	2005	2006		2005	2006	2005	2006		2005	2006
Sales	27,383	28,719		—	3,082	2,682	2,845		24,701	28,956

EBITDA[2]	4,647	4,986		—	151	525	462		4,122	4,675

EBITDA before special items	5,082	5,291		—	774	480	481		4,602	5,584

EBITDA margin before special items	18.6%	18.4%		—	25.1%	17.9%	16.9%		18.6%	19.3%

EBIT [2]	2,812	3,1793	[3]	—	(119)	298	298	[3]	2,514	2,762

EBIT before special items	3,300	3,6353	[3]	—	178	253	334	[3]	3,047	3,479

[1]	Schering AG business for the period June 23 — December 31, 2006

[2]	For definition see Bayer Group Key Data table on front flap

[3]	For a year-on-year comparison of data, it should be borne in mind that depreciation and amortization for the Diagnostics Division only took place for the first half of 2006. According to International Financial Reporting Standards, depreciation and amortization must cease from the date on which operations are classified as discontinued.

[4]	Diagnostics, H.C. Starck, Wolff Walsrode
Calculation of ebit(da) before special items for the Schering AG business
The purchase price paid for Schering AG, Germany, was allocated among the acquired assets and assumed liabilities in accordance with the International Financial Reporting Standards (ifrs) (see also Note [7.2] to the consolidated financial statements).
One of the effects of the preliminary purchase price allocation is an upward revaluation or “step-up” of the acquired inventories and noncurrent assets. The greater part of the noncurrent asset step-up relates to assets used for production. Depreciation of the step-up amount results in a long-term increase in the cost of production of goods manufactured after the acquisition date. The “work-down” of the inventory step-up as the acquired inventories are sold off results in charges to earnings in the short term.
To ensure comparability with future earnings data, the expected long-term effects of the step-up are reflected in ebit and ebitda before special items, whereas temporary, non-cash effects of the purchase price allocation are eliminated.
Special items in ebit and ebitda for 2006 include €84 million and €429 million, respectively, in charges resulting from the purchase price allocation.

Bayer Annual Report 2006	Management Report 33

Performance by Subgroup and Segment
Our business activities are grouped into the HealthCare, CropScience and Material-Science subgroups. The following changes apply compared to the 2005 Annual Report: as of the first quarter of 2006, the “Pharmaceuticals, Biological Products” segment was renamed “Pharmaceuticals.” As of the second quarter of 2006 , this segment also includes the acquired Schering AG business. Also since the second quarter of 2006 , the Diagnostics Division has been reported in the financial statements of the Bayer Group as a discontinued operation. At the same time, the former Consumer Care and Animal Health segments were grouped together with the Diabetes Care Division to form the new segment “Consumer Health.”
Furthermore, the H.C. Starck and Wolff Walsrode activities of Bayer MaterialScience are reported in the 2006 financial statements of the Bayer Group as discontinued operations. The commentaries in this report relate exclusively to continuing operations, except where specific reference is made to discontinued operations or to a total value (total). The 2005 data are restated accordingly.

		2005 share		2006 share
Sales by Subgroup and Segment	2005	of Group	2006	of Group
	€ million	%	€ million	%
HealthCare	7,996	32	11,724	40

Pharmaceuticals	4,067	16	7,478	26

Consumer Health	3,929	16	4,246	14

CropScience	5,896	24	5,700	20

Crop Protection	4,874	20	4,644	16

Environmental Science, BioScience	1,022	4	1,056	4

MaterialScience	9,446	38	10,161	35

Materials	2,837	11	2,925	10

Systems	6,609	27	7,236	25

Reconciliation	1,363	6	1,371	5

Continuing operations	24,701	100	28,956	100

2005 figures restated

34 Management Report	Bayer Annual Report 2006

Bayer HealthCare

Bayer HealthCare	2005	2006	Change
	€ million	€ million	%
Sales	7,996	11,724	+46.6

EBITDA[1]	1,280	1,947	+52.1

Special items	(207)	(666)

EBITDA before special items [2]	1,487	2,613	+75.7

EBITDA margin before special items	18.6%	22.3%

EBIT[1]	923	1,313	+42.3

Special items	(254)	(402)

EBIT before special items [2]	1,177	1,715	+45.7

Gross cash flow [1]	923	1,720	+86.3

Net cash flow [1]	1,087	1,526	+40.4

2005 figures restated

[1]	for definition see Bayer Group Key Data on front flap

[2]	for definition see page 33
Sales of Bayer HealthCare in 2006 rose by 46.6 percent, or €3,728 million, to €11,724 million. The acquisition of Schering AG, Berlin, Germany, contributed €3,082 million to this figure. Currency- and portfolio-adjusted sales climbed by 10.0 percent. All divisions outperformed the market in terms of sales growth.
ebitda of the subgroup before special items advanced by 75.7 percent to €2,613 million (2005: €1,487 million), with the Schering business accounting for €774 million. ebit before special items rose by €538 million to €1,715 million (2005: €1,177 million). The net special charges of €402 million resulted primarily from expenses relating to the Schering integration. ebit of Bayer HealthCare moved ahead by €390 million, or 42.3 percent, to €1,313 million.
Pharmaceuticals
Sales of our Pharmaceuticals segment climbed by 83.9 percent to €7,478 million (2005: €4,067 million). This figure contains sales of €3,082 million due to the inclusion of the Schering AG business. Adjusted for currency and portfolio changes, business expanded by 11.5 percent. This encouraging growth in sales was particularly attributable to our Primary Care and Oncology business units.
The 2006 sales figures include the acquired business of Schering AG as of June 23, 2006. The Bayer Group financial statements do not include Schering AG results for the previous years. The commentaries given below on business developments related to the acquired Schering AG products are based on full year data that do not form part of the Bayer Group financial statements. Sales per product for the following discussion are based on sales data for the years ended December 31, 2006 and 2005 as prepared by Schering AG. We refer to those figures as “pro forma.”
Sales of the Primary Care business unit rose by 9.2 percent in 2006, to €3,091 million. This increase was due particularly to higher sales of Levitra® (+20.8 percent), Aspirin® Cardio (+18.1 percent) and Avalox®/Avelox® (+8.8 percent). Sales were additionally boosted by the inclusion of the blood pressure treatments Pritor® and PritorPlus®, for which we acquired the marketing rights for certain European countries from GlaxoSmith-Kline in January 2006. Sales from the acquired Schering AG andrology business in 2006 were included for the first time, amounting to €31 million in 2006. Mounting competition from generic products led to a slight 2.3 percent decline in sales of Cipro®/Ciprobay®.

Bayer Annual Report 2006	Management Report 35

Performance by Subgroup and Segment
In our Women’s Health business unit, which focuses on contraception, we achieved sales of €1,320 million. The main growth drivers were the oral contraceptives in the Yasmin®/ yaz®/Yasminelle® product line, pro forma sales of which were up by 35.5 percent in 2006. The fda has since expanded the registration for yaz®, which is thus the first and only oral contraceptive approved to effectively treat the emotional and physical symptoms of pre-menstrual dysphoric disorder as well as acne in women. Pro-forma sales of our intra-uterine system Mirena® also advanced by a pleasing 23.9 percent.
Sales of the Diagnostic Imaging business unit came to €697 million. Pro forma sales of our two main products Magnevist® and Ultravist® dropped by 1.5 and 10.5 percent, respectively, with lower sales of the latter attributable to the voluntary withdrawal of the 370 mgI/ml formulation. We resumed sales of this product in numerous countries in the first quarter of 2007. Medrad, which markets application technologies for contrast agents worldwide, grew pro forma sales by a pleasing 13.1 percent.
Sales of the Specialized Therapeutics business unit amounted to €678 million. Pro forma business with our top product Betaferon®/Betaseron® to treat multiple sclerosis (ms) expanded by 14.3 percent. The fda has expanded marketing authorization for Betaseron® so that it can now also be used to treat patients who have first clinical symptoms and diagnostic features consistent with ms.
Sales of the Hematology/Cardiology business unit receded by 4.9 percent to €1,142 million. The effects of terminating our plasma distribution in Canada at the end of March 2006 and markedly lower sales of Trasylol® (-33.5 percent) were nearly offset by the pleasing growth in sales of Kogenate® (+18.7 percent). Two separate observational studies reported on a possible correlation between the administration of Trasylol® (aprotinin), our product for use during open-heart surgery, and severe renal dysfunction and vasoconstriction (myocardial infarction and stroke). A follow-up study to one of them reported on a possible correlation between administration of this product and increased long-term mortality. Based on our study data and many years of experience with Trasylol®, Bayer believes that this product is a safe and effective medicine when used correctly. We are currently cooperating closely with the relevant regulatory authorities to resolve the questions that have arisen.
Our Oncology business unit increased sales by €397 million to €432 million. This figure contains €238 million in sales of the Schering AG oncology business with the key products Fludara®, Androcur® and Campath®. Our new cancer drug Nexavar®, first launched in December 2005, performed very well in the market, with sales of €130 million.
The Dermatology (Intendis) business unit had sales of €118 million. The unit’s two bestselling products, Skinoren® (+17.1 percent pro forma) and Advantan® (+10.6 percent pro forma) developed particularly well.

36 Management Report	Bayer Annual Report 2006

Pharmaceuticals	2005	2006	Change
	€ million	€ million	%
Sales	4,067	7,478	+83.9

Primary Care	2,831	3,091	+9.2

Women’s Health	•	1,320	•

Diagnostic Imaging (including Medrad)	•	697	•

Specialized Therapeutics	•	678	•

Hematology/Cardiology	1,201	1,142	-4.9

Oncology	35	432	•

Dermatology (Intendis)	•	118	•

EBITDA[1]	663	1,051	+58.5

Special items	(108)	(635)

EBITDA before special items[2]	771	1,686	+118.7

EBITDA margin before special items	19.0%	22.5%

EBIT[1]	475	563	+18.5

Special items	(140)	(371)

EBIT before special items[2]	615	934	+51.9

Gross cash flow[1]	449	1,086	+141.9

Net cash flow[1]	481	1,053	+118.9

2005 figures restated

Data for the acquired Schering AG business are reflected for the period June 23 – December 31, 2006.

[1]	for definition see Bayer Group Key Data on front flap

[2]	for definition see also page 33

Best-Selling Pharmaceutical Products	2005	2006	Change
	€ million	€ million	%
Betaferon®/Betaseron®* (Specialized Therapeutics)	•	535	•

Yasmin®/YAZ®/Yasminelle®* (Women’s Health)	•	451	•

Kogenate® (Hematology/Cardiology)	663	787	+18.7

Adalat® (Primary Care)	659	657	-0.3

Cipro®/Ciprobay® (Primary Care)	525	513	-2.3

Avalox®/Avelox® (Primary Care)	364	396	+8.8

Levitra® (Primary Care)	260	314	+20.8

Mirena®* (Women’s Health)	•	166	•

Magnevist® * (Diagnostic Imaging)	•	171	•

Glucobay® (Primary Care)	295	308	+4.4

Total	2,766	4,298	+55.4

Proportion of Pharmaceutical sales	68%	57%

Products are ranked by fourth-quarter sales.

*	acquired Schering AG product (sales included for the period June 23 – December 31, 2006).

Best-Selling Schering AG Products (pro forma, unaudited)	2005	2006	Change
	€million	€million	%

Betaferon®/Betaseron®	867	991	+14.3

Yasmin®/YAZ®/Yasminelle®	586	794	+35.5

Magnevist®	328	323	-1.5

Mirena®	243	301	+23.9

Bayer Annual Report 2006	Management Report 37

Performance by Subgroup and Segment
ebitda of the Pharmaceuticals segment before special items advanced by 118.7 percent to €1,686 million (2005: €771 million), with the business acquired from Schering AG in June 2006 accounting for €774 million. When adjusted for portfolio effects, earnings rose by €141 million, due especially to a gratifying sales performance by Kogenate®, Levitra® and Avalox®/Avelox®. ebit before special items rose by €319 million, or 51.9 percent, to €934 million. The net special charges of €371 million in the Pharmaceuticals segment resulted chiefly from expenses for the integration of Schering AG, including a special gain of €74 million from the sale of an office building. ebit moved ahead by €88 million, or 18.5 percent, to €563 million.
Consumer Health
All divisions contributed to the gratifying performance of our Consumer Health segment, sales of which improved by 8.1 percent to €4,246 million. Adjusted for currency and portfolio effects, sales rose by 8.4 percent.
Business in the Consumer Care Division expanded by 7.5 percent to €2,531 million. Among our top products, Aleve® (+27.5 percent), Bepanthen®/Bepanthol® (+14.9 percent) and Canesten® (+11.7 percent) posted the largest sales gains.
There was a significant increase in sales of our Diabetes Care Division, where business improved by 12.8 percent to €810 million thanks mainly to the strong performance of our blood glucose monitoring system Ascensia® Contour® (+69.6 percent), which replaces the older Elite systems in the Ascensia® product line, sales of which rose by 12.4 percent overall.
Sales of the Animal Health Division rose by 5.7 percent to €905 million, due primarily to the pleasing performance of our Advantage® product line, where business was up 10.4 percent, and the continued market introduction of Profender®.
ebitda of the Consumer Health segment before special items grew by €211 million, or 29.5 percent, to €927 million. This increase was attributable to positive sales development and reduced production costs. ebit before special items advanced by 39.0 percent to €781 million. Earnings for 2006 were diminished by special charges totaling €31 million (2005: €114 million), the main items being expenses for the integration of the Roche consumer health business, which is largely completed, and restructuring activities in the United States. After special items, ebit improved by 67.4 percent to €750 million.
The strong growth in sales led to an increase in current assets, particularly inventories and receivables, diminishing net cash flow from €606 million in the prior year to €473 million in 2006.

38 Management Report	Bayer Annual Report 2006

Consumer Health	2005	2006	Change
	€ million	€ million	%
Sales	3,929	4,246	+8.1

Consumer Care	2,355	2,531	+7.5

Diabetes Care	718	810	+12.8

Animal Health	856	905	+5.7

EBITDA*	617	896	+45.2

Special items	(99)	(31)

EBITDA before special items	716	927	+29.5

EBITDA margin before special items	18.2%	21.8%

EBIT*	448	750	+67.4

Special items	(114)	(31)

EBIT before special items	562	781	+39.0

Gross cash flow *	474	634	+33.8

Net cash flow *	606	473	-21.9

2005 figures restated

*	for definition see Bayer Group Key Data on front flap

Best-Selling Consumer Health Products	2005	2006	Change
	€ million	€ million	%
Ascensia® product line (Diabetes Care)	701	788	+12.4

Aspirin® * (Consumer Care)	453	465	+2.6

Advantage®/Advantix® (Animal Health)	249	275	+10.4

Aleve®/ naproxen (Consumer Care)	178	227	+27.5

Canesten® (Consumer Care)	145	162	+11.7

Baytril® (Animal Health)	163	162	-0.6

Bepanthen ®/ Bepanthol® (Consumer Care)	114	131	+14.9

Supradyn® (Consumer Care)	125	130	+4.0

One-A-Day® (Consumer Care)	118	124	+5.1

Alka-Seltzer® (Consumer Care)	95	101	+6.3

Total	2,341	2,565	+9.6

Proportion of Consumer Health sales	60%	60%

*	total Aspirin® sales = €674 million (2005: €630 million), including Aspirin® Cardio, which is reflected in sales of the Pharmaceuticals segment

Bayer Annual Report 2006	Management Report 39

Performance by Subgroup and Segment
Bayer CropScience

Bayer CropScience	2005	2006	Change
	€ million	€ million	%
Sales	5,896	5,700	-3.3

EBITDA*	1,284	1,166	-9.2

Special items	11	(38)

EBITDA before special items	1,273	1,204	-5.4

EBITDA margin before special items	21.6%	21.1%

EBIT*	690	584	-15.4

Special items	5	(57)

EBIT before special items	685	641	-6.4

Gross cash flow*	964	900	-6.6

Net cash flow*	904	898	-0.7

*	for definition see Bayer Group Key Data on front flap

Best-Selling Bayer CropScience Products *	2005	2006	Change
	€ million	€ million	%
Confidor®/Gaucho®/Admire®/Merit®
(Insecticides/Seed Treatment/Environmental Science)	587	564	-3.9

Folicur®/Raxil® (Fungicides/Seed Treatment)	339	276	-18.6

Basta®/Liberty® (Herbicides)	219	229	+4.6

Puma® (Herbicides)	205	196	-4.4

Decis®/K-Othrine® (Insecticides/Environmental Science)	159	183	+15.1

Flint®/Stratego®/Sphere® (Fungicides)	193	181	-6.2

Atlantis® (Herbicides)	142	169	+19.0

Proline® (Fungicides)	91	144	+58.2

Poncho® (Seed Treatment)	110	127	+15.5

Betanal® (Herbicides)	128	120	-6.3

Total	2,173	2,189	+0.7

Proportion of Bayer CropScience sales	37%	38%

*	figures based on active ingredient class. For the sake of clarity, only the principal brands and business units are listed.
Sales of Bayer CropScience in 2006 came in at €5,700 million, down just 3.3 percent in a declining crop protection market. With selling prices in Brazil pegged to the u.s. dollar, the sharp appreciation of the local currency led to a decline in sales. Adjusted for this effect and for currency and portfolio changes, business at CropScience shrank by 2.3 percent.
ebitda before special items was down by €69 million, or 5.4 percent, in 2006 to €1,204 million. The savings achieved through cost structure and efficiency improvement programs partly compensated for the squeeze on margins brought about by price erosion, lower volumes and adverse currency effects. ebit before special items was down €44 million, or 6.4 percent, from the previous year to €641 million in 2006, hampered by special charges connected with the restructuring program initiated in summer 2006 . These charges were only partially offset by non-recurring income from the divestment of a family of mature herbicide products. After special items, ebit for 2006 amounted to €584 million (2005: €690 million).

40 Management Report	Bayer Annual Report 2006

Crop Protection
Sales in the Crop Protection segment declined by 4.7 percent to €4,644 million, from €4,874 million in 2005. With selling prices in Brazil pegged to the u.s. dollar, the sharp appreciation of the local currency led to a decline in sales. Adjusted for this effect and for currency and portfolio changes, business in this segment shrank by 3.5 percent.
Fiscal 2006 was marked by adverse weather conditions in major agricultural markets, a difficult business environment in Brazil, heightening pressure on prices from generic products and an increasing trend toward genetically modified crops. The resulting decline in sales was partially offset by the successful marketing of innovative active ingredients introduced over the past few years. Sales of products containing these new ingredients, which have been introduced in core markets since 2000, achieved the 2006 target of €1 billion. Contributing to this performance were our cereal herbicide Atlantis®, the seed treatment Poncho® and the cereal fungicide Proline®. Including our Flint® fungicide, four of our recent market introductions were among our ten best-selling products.
Sales of our Insecticides business unit fell by 7.0 percent overall, to €1,219 million (2005: €1,311 million). The decline was attributable to the adverse market environment in Brazil, unfavorable regional weather conditions, increasing competition from generics and the absence of business in certain mature insecticide products that have been divested. Business with insecticides in China, however, developed well. Global sales of our new ketoenols Oberon® and Envidor® posted significant increases.
Sales of the Fungicides business unit receded 3.8 percent to €1,200 million. One reason for the decrease was the prolonged drought in Australia, the United States and parts of Europe, which led to a decrease in fungal infestation. Another was the weakness of the farm economy in Brazil, which led to declining acreages, particularly for soybeans. These effects primarily impacted sales of our Folicur® and Flint® product lines.

Crop Protection	2005	2006	Change
	€ million	€ million	%
Sales	4,874	4,644	-4.7

Insecticides	1,311	1,219	-7.0

Fungicides	1,248	1,200	-3.8

Herbicides	1,840	1,758	-4.5

Seed Treatment	475	467	-1.7

EBITDA*	1,026	889	-13.4

Special items	12	(38)

EBITDA before special items	1,014	927	-8.6

EBITDA margin before special items	20.8%	20.0%

EBIT*	532	384	-27.8

Special items	7	(57)

EBIT before special items	525	441	-16.0

Gross cash flow*	762	691	-9.3

Net cash flow*	699	748	+7.0

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2006	Management Report 41

Performance by Subgroup and Segment
In the Herbicides business unit, sales dropped by 4.5 percent to €1,758 million, from €1,840 million in 2005. Herbicide sales, too, were hampered by the drought conditions in many regions and the increasing cultivation of genetically modified corn and soybeans in the United States and Latin America. Atlantis® and Olympus® performed very strongly in the market, further strengthening our position as one of the leading suppliers of cereal herbicides. Business with our herbicides Basta® and Liberty® moved ahead.
Sales of our Seed Treatment business unit dipped by 1.7 percent to €467 million. Adjusted for portfolio effects, however, sales were slightly above the prior year. Business with our recently introduced seed treatment products Poncho®, EfA®, Bariton® and Scenic® compensated for the decline in sales due to the drought in Australia and the e.u. sugar market reform.
ebitda before special items for the Crop Protection business decreased to €927 million. The price-related decline in margins was partly offset by savings achieved through our cost structure and efficiency improvement programs.
ebit before special items fell by 16.0 percent to €441 million. After net special charges of €57 million, ebit for 2006 came in at €384 million, down from €532 million in the previous year.
Environmental Science, BioScience

Environmental Science, BioScience	2005	2006	Change
	€ million	€ million	%
Sales	1,022	1,056	+3.3

Environmental Science	694	714	+2.9

BioScience	328	342	+4.3

EBITDA*	258	277	+7.4

Special items	(1)	0

EBITDA before special items	259	277	+6.9

EBITDA margin before special items	25.3%	26.2%

EBIT*	158	200	+26.6

Special items	(2)	0

EBIT before special items	160	200	+25.0

Gross cash flow*	202	209	+3.5

Net cash flow*	205	150	-26.8

*	for definition see Bayer Group Key Data on front flap
Sales of the Environmental Science, BioScience segment rose by 3.3 percent in 2006 to €1,056 million, or by 3.7 percent when adjusted for currency and portfolio changes.
The Environmental Science unit saw business expand by 2.9 percent to €714 million, from €694 million in 2005, in light of strong sales gains by our products for professional users.
BioScience increased sales by 4.3 percent to €342 million, thanks mainly to buoyant sales of vegetable and canola seed products.

42 Management Report	Bayer Annual Report 2006

ebitda for Environmental Science, BioScience before special items rose by €277 million, or 6.9 percent, thanks to the growth in business. Costs savings in Environmental Science also had a positive effect. ebit before special items advanced by 25.0 percent from the prior year to €200 million. ebit after special items rose by 26.6 percent.
Due to an increase in working capital, net cash flow dropped to €150 million, from €205 million in the previous year.
Bayer MaterialScience

Bayer MaterialScience	2005	2006	Change
	€ million	€ million	%
Sales	9,446	10,161	+7.6

EBITDA*	1,721	1,499	-12.9

Special items	(43)	(178)

EBITDA before special items	1,764	1,677	-4.9

EBITDA margin before special items	18.7%	16.5%

EBIT*	1,250	992	-20.6

Special items	(43)	(218)

EBIT before special items	1,293	1,210	-6.4

Gross cash flow*	1,254	1,166	-7.0

Net cash flow*	1,337	1,281	-4.2

2005 figures restated

*	for definition see Bayer Group Key Data on front flap
The upward business trend at Bayer MaterialScience continued in 2006 , with sales advancing a further 7.6 percent from the previous year’s high level to €10,161 million, or by 7.2 percent when adjusted for currency and portfolio effects. This encouraging growth in business was due primarily to higher volumes in all business units, while selling prices rose slightly on average.
ebitda before special items almost matched the previous year’s level, dipping just 4.9 percent to €1,677 million. Substantial price hikes for petrochemical feedstocks, especially in the second half, were offset by volume growth and price increases, but fourth-quarter earnings were held back by a temporary loss of production in Krefeld-Uerdingen, Germany. In addition, the expansion of our sales organization in the growth market of Asia and expenses for the start-up of our production facilities in China led to an increase in costs.
ebit before special items dropped by €83 million, or 6.4 percent, to €1,210 million. Special charges amounted to €218 million, including €153 million in litigation-related expenses. The prior-year figure contained net special charges of €43 million. ebit after special items was down by €258 million, or 20.6 percent, to €992 million.

Bayer Annual Report 2006	Management Report 43

Performance by Subgroup and Segment
Materials
Our Materials segment saw sales rise by 3.1 percent in 2006, to €2,925 million. Adjusted for currency and portfolio changes, the increase was 3.3 percent. Volumes in the Poly-carbonates business unit moved higher, particularly in Europe and Asia/Pacific, with sales up 2.8 percent over 2005 despite heavy pressure on prices. The Thermoplastic Poly-urethanes business unit grew sales by 6.8 percent, mainly as a result of higher volumes.
ebitda before special items fell by a substantial 30.7 percent in 2006 , to €448 million, as a result of a squeeze on margins caused by lower selling prices and rising raw material costs, which were not outweighed by the higher volumes. ebit before special items fell by 41.6 percent to €289 million, while ebit after special items dropped by €225 million to €289 million.
Systems
Sales of the Systems segment climbed by 9.5 percent year on year to €7,236 million, or by 8.9 percent when adjusted for currency and portfolio effects. This expansion was attributable to both selling price and volume increases in all business units.
ebitda before special items in 2006 advanced by 9.9 percent to €1,229 million, with selling price increases and higher volumes more than compensating for the rise in raw material costs. ebit before special items climbed by €123 million, or 15.4 percent, to €921 million. ebit of the Systems segment was hampered by special charges of €218 million, resulting primarily from an arbitration proceeding in the United States relating to the production of propylene oxide. Other special charges were incurred in connection with pending antitrust proceedings and the restructuring of our u.s. sites in New Martinsville, West Virginia, and Baytown, Texas. After special items, ebit declined by €33 million, or 4.5 percent, to €703 million.

44 Management Report	Bayer Annual Report 2006

Materials	2005	2006	Change
	€ million	€ million	%
Sales	2,837	2,925	+3.1

Polycarbonates	2,645	2,720	+2.8

Thermoplastic Polyurethanes	192	205	+6.8

EBITDA*	665	448	-32.6

Special items	19	0

EBITDA before special items	646	448	-30.7

EBITDA margin before special items	22.8%	15.3%

EBIT*	514	289	-43.8

Special items	19	0

EBIT before special items	495	289	-41.6

Gross cash flow*	473	364	-23.0

Net cash flow*	466	324	-30.5

2005 figures restated

*	for definition see Bayer Group Key Data on front flap

Systems	2005	2006	Change
	€ million	€ million	%
Sales	6,609	7,236	+9.5

Polyurethanes	4,792	5,182	+8.1

Coatings, Adhesives, Sealants	1,330	1,488	+11.9

Inorganic Basic Chemicals	380	403	+6.1

Other	107	163	+52.3

EBITDA*	1,056	1,051	-0.5

Special items	(62)	(178)

EBITDA before special items	1,118	1,229	+9.9

EBITDA margin before special items	16.9%	17.0%

EBIT*	736	703	-4.5

Special items	(62)	(218)

EBIT before special items	798	921	+15.4

Gross cash flow*	781	802	+2.7

Net cash flow*	871	957	+9.9

*	for definition see Bayer Group Key Data on front flap

Bayer Annual Report 2006	Management Report 45

Performance by Region
In 2006 Bayer’s global business expanded by €4,255 million, or 17.2 percent, to €28,956 million. Adjusted for shifts in exchange rates, sales rose by 17.4 percent.
The largest increase in absolute terms was achieved in the Europe region, where sales climbed by 17.5 percent to €12,652 million. Portfolio-adjusted sales in Europe expanded by 5.1 percent, driven by HealthCare and MaterialScience. Sales of the CropScience subgroup remained steady at the previous year’s level due to unfavorable weather conditions, particularly in southern Europe. Sales in Germany grew 17.7 percent to €4,525 million, or by 7.9 percent when adjusted for portfolio effects.
Sales in North America advanced by 19.8 percent in 2006, to €7,779 million. Adjusted for portfolio effects, the increase came to 5.9 percent. In this region too, improvements were recorded by HealthCare, thanks to strong sales in the Consumer Health segment, as well as by MaterialScience in the Polyurethanes business unit and in Coatings, Adhesives, Sealants. In the Crop Protection segment, on the other hand, sales declined due to adverse weather patterns and increasing cultivation of genetically modified crops.
In the Asia/Pacific and Latin America/Africa/Middle East regions, sales rose by 13.2 percent and 16.5 percent, respectively. Notably, sales in Greater China advanced by a gratifying 24.1 percent from the previous year, to €1.5 billion. Portfolio-adjusted sales in the two regions advanced by 3.7 and 4.3 percent, respectively, thanks to growth in HealthCare and MaterialScience. However, CropScience sales in the Latin America/Africa/ Middle East region receded by 9.1 percent due to the difficult market environment in Brazil, but dipped by only 1.0 percent in the Asia/Pacific region when adjusted for currency effects.

Sales by Region and Segment (by market)
	Europe				North America				Asia/Pacific				Latin America/Africa/Middle East				Continuing operations
€ million	2005	2006	%	adj. %	2005	2006	%	adj.	2005	2006	%	adj. %	2005	2006	%	adj. %	2005	2006	%	adj. %
Bayer HealthCare	3,192	4,737	+48.4	+48.3	2,450	3,689	+50.6	+50.5	1,201	1,649	+37.3	+40.9	1,153	1,649	+43.0	+44.6	7,996	11,724	+46.6	+47.2

Pharmaceuticals	1,600	3,046	+90.4	+90.2	1,129	2,226	+97.2	+96.6	900	1,313	+45.9	+50.5	438	893	+103.9	+105.7	4,067	7,478	+83.9	+84.5

Consumer Health	1,592	1,691	+6.2	+6.3	1,321	1,463	+10.7	+11.1	301	336	+11.6	+12.1	715	756	+5.7	+7.3	3,929	4,246	+8.1	+8.5

Bayer CropScience	2,241	2,251	+0.4	+0.3	1,528	1,457	-4.6	-5.1	933	907	-2.8	-1.0	1,194	1,085	-9.1	-11.4	5,896	5,700	-3.3	-3.7

Crop Protection	1,901	1,909	+0.4	+0.2	1,076	996	-7.4	-8.1	811	772	-4.8	-3.1	1,086	967	-11.0	-13.5	4,874	4,644	-4.7	-5.2

Environmental Science, BioScience	340	342	+0.6	+0.5	452	461	+2.0	+2.1	122	135	+10.7	+13.2	108	118	+9.3	+9.9	1,022	1,056	+3.3	+3.7

Bayer MaterialScience	4,098	4,402	+7.4	+7.4	2,500	2,622	+4.9	+5.4	1,887	2,007	+6.4	+7.2	961	1,130	+17.6	+16.8	9,446	10,161	+7.6	+7.8

Materials	1,063	1,100	+3.5	+3.4	609	599	-1.6	-1.0	908	947	+4.3	+4.9	257	279	+8.6	+8.8	2,837	2,925	+3.1	+3.4

Systems	3,035	3,302	+8.8	+8.8	1,891	2,023	+7.0	+7.5	979	1,060	+8.3	+9.3	704	851	+20.9	+19.8	6,609	7,236	+9.5	+9.7

Continuing operations (incl. reconciliation)	10,771	12,652	+17.5	+17.4	6,496	7,779	+19.8	+19.9	4,073	4,610	+13.2	+15.0	3,361	3,915	+16.5	+16.0	24,701	28,956	+17.2	+17.4

2005 figures restated

adj.= currency-adjusted

46 Management Report	Bayer Annual Report 2006

Value Management
“Our goal is to steadily increase Bayer’s enterprise value and generate high value-added for the benefit of our stockholders, our employees and society as a whole in every country in which we do business.”
Werner Wenning, Chairman of the Board of Management of Bayer AG
Cash value added-based system
One of the prime objectives of the Bayer Group is to sustainably increase enterprise value. In 1994 we became one of the first German companies to embark on the development of a value management system, which we introduced throughout the Group in 1997. The system is used for the planning, controlling and monitoring of our businesses. Our primary value-based indicator is the cash value added (cva), which shows the degree to which the cash flows needed to cover the costs of equity and debt and of reproducing depletable assets have been generated. If the cva is positive, the company or business entity concerned has created additional value. If it is negative, the anticipated capital and asset reproduction costs have not been earned. Gross cash flow (gcf) and cva are profitability indicators for a single reporting period. For a year-on-year comparison we therefore use the delta cva, which is the difference between the cvas of two consecutive periods. A positive delta cva shows that value creation has improved from one period to the next.
Calculating the cost of capital
Bayer calculates the cost of capital according to the debt/equity ratio by the weighted average cost of capital (wacc) formula. The cost of equity capital is the return expected by stockholders, computed from capital market information. The cost of debt used in calculating wacc is based on the terms for a ten-year corporate bond issue.

Bayer Annual Report 2006	Management Report 47

To take into account the different risk and return profiles of our principal businesses, we calculate the cost of capital after taxes for each of our subgroups. In 2006 this was 7.5 percent (2005: 8.0 percent) for Bayer HealthCare, 7.0 percent (2005 : 6.5 percent) for Bayer CropScience and 6.5 percent (2005: 6.0 percent) for Bayer MaterialScience. The minimum return required for the Bayer Group as a whole was 7.0 percent ( 2005 : 7.0 percent).
Gross cash flow, cash flow return on investment, and cash value added as performance yardsticks
The gcf, as published in our cash flow statement, is the measure of our internal financing capability. Bayer has chosen this parameter because it is relatively free of accounting influences and thus a more meaningful performance indicator.
The profitability of the Group and of its individual business entities is measured by the cash flow return on investment (cfroi). This is the ratio of the gcf to the capital invested (ci). The ci can be derived from the balance sheet and basically comprises the property, plant and equipment and intangible assets required for operations — stated at cost of acquisition or construction - plus working capital, less interest-free liabilities (such as short-term provisions). To allow for fluctuations during the year, the cfroi is computed on the basis of the average ci for the respective year.
Taking into account the costs of capital and of reproducing depletable assets, we determine the gcf hurdle. If the gcf hurdle is equaled or exceeded, the required return on equity and debt plus the cost of asset reproduction has been earned. The cfroi hurdle for 2006 was 10.0 percent, while the corresponding gcf hurdle was €3,188 million.
Actual gcf came in at €3,913 million, exceeding the hurdle by a substantial 22.7 percent. Thus in 2006 we earned our entire capital and asset reproduction costs, and the positive cva of €725 million shows we created additional value. Given the previous year’s cva of €746 million, the Bayer Group therefore achieved a delta cva of minus €21 million. With a cfroi of 12.1 percent in 2006 (2005: 12.5 percent), we thus almost equaled the previous year’s record level despite the acquisition-related increase in the capital invested.
The HealthCare and MaterialScience subgroups exceeded their target returns including asset reproduction. The cfroi for HealthCare declined from 15.5 percent in the previous year to 12.4 percent, due to the increase in capital invested associated with the Schering AG acquisition and also because of integration-related charges. MaterialScience achieved a cfroi of 15.6 percent (2005: 17.8 percent). The figure for CropScience dipped from 11.2 percent in the prior year to 10.3 percent in 2006 .

Value Management Indicators by Subgroup	HealthCare		CropScience		MaterialScience		Bayer Group
€ million	2005	2006	2005	2006	2005	2006	2005	2006
Gross cash flow hurdle (GCF hurdle)	690	1,536	935	1,000	610	649	2,368	3,188

Gross cash flow* (GCF)	923	1,720	964	900	1,254	1,166	3,114	3,913

Cash value added (CVA)	233	184	29	(100)	644	517	746	725

Cash fl ow return on investment (CFROI)	15.5%	12.4%	11.2%	10.3%	17.8%	15.6%	12.5%	12.1%

Average capital invested (ACI)	5,955	13,865	8,618	8,728	7,054	7,489	24,893	32,276

2005 figures restated

*	for definition see Bayer Group Key Data on front flap

48 Management Report	Bayer Annual Report 2006
Liquidity and Capital Resources
Operating cash flow
Gross cash flow in 2006 amounted to €3,913 million, up 25.7 percent from the previous year (€3,114 million). The increase was mainly the result of the strong business performance in HealthCare and the inclusion of Schering AG, Berlin, Germany. Higher tax payments had a negative effect. Earnings for 2005 contained tax-free gains of €238 million from changes in our company pension plans, while in 2006 the charges resulting from the revaluation of acquired assets of Schering AG were not tax-deductible.
Net cash flow from continuing operations rose by 21.7 percent, or €701 million – including €483 million from the Schering business – to €3,928 million (2005: €3,227 million).
Investing cash flow
There was a net cash outflow of €14.7 billion for investing activities in 2006, compared to a €1.7 billion inflow in the previous year. This was chiefly attributable to disbursements totaling €15.2 billion for the Schering AG acquisition, including the purchase price payments for 96.2 percent of Bayer Schering Pharma AG shares as of December 31, 2006, less approximately €1 billion in acquired cash. We also acquired biotech company Icon Genetics and u.s.-based Metrika for a total of €75 million.
Cash outflows for additions to property, plant and equipment (€1,534 million) and other intangible assets (€342 million) totaled €1,876 million, up €487 million from the previous year. The outflows included €137 million in capital expenditures made by Schering AG. Depreciation of property, plant and equipment came to €1,086 million, and amortization of intangible assets to €1,000 million.
Capital expenditures for property, plant, equipment and intangible assets included disbursements for the purchase of the European marketing rights for the hypertension treatments Pritor® and PritorPlus® and expenditures for the expansion of our polymers production facilities at the Caojing site near Shanghai, China. In September 2006 we inaugurated at that site a world-scale polycarbonate production facility with an initial capacity of 100,000 tons per year, a plant for the manufacture of the polyurethane raw materials monomeric and polymeric Mdi (diphenylmethane diisocyanate) from crude Mdi with an annual capacity of 80,000 tons, and a production unit for hexamethylene diisocyanate with a planned initial capacity of 30,000 tons.
Receipts from sales of property, plant, equipment and other assets totaled €185 million (2005: €105 million), while the proceeds of divestitures amounted to €489 million (2005: €293 million). At the end of 2006 we received an initial payment of €395 million related to the sale of our Diagnostics business; this transaction closed at the beginning of 2007.
Receipts from noncurrent financial assets came to €850 million, compared to €1,189 million in 2005. This figure primarily included the sale of our 49.9 percent interest in GE Bayer Silicones to the other partner General Electric and the repayment of a loan made to the chemical company Symrise. This loan had been granted to the company that purchased the Haarmann & Reimer group from Bayer in 2002.

Bayer Annual Report 2006	Management Report 49
In the previous year, expenditures for acquisitions mainly comprised a payment of about €1.9 billion for the consumer health business of Roche. Receipts related to noncurrent financial assets in that year came to €1.2 billion, resulting primarily from the scheduled repayment of loans by lanxess and the expiration of derivatives. The €293 million cash inflow from divestitures in 2005 consisted largely of the proceeds from the sale of the u.s. plasma business.

Bayer Group Summary Cash Flow Statements	2005	2006
€ million
Gross cash flow*	3,114	3,913

Changes in working capital/other non-cash items	113	15

Net cash provided by (used in) operating activities (net cash flow), continuing operations	3,227	3,928

Net cash provided by (used in) operating activities (net cash flow), discontinued operations	275	275

Net cash provided by (used in) operating activities (net cash flow), (total)	3,502	4,203

Net cash provided by (used in) investing activities (total)	(1,741)	(14.730)

Net cash provided by (used in) financing activities (total)	(1,881)	10,199

Change in cash and cash equivalents due to business activities (total)	(120)	(328)

Cash and cash equivalents at beginning of year	3.570	3,290

Change due to exchange rate movements and to changes in scope of consolidation	(160)	(47)

Cash and cash equivalents at end of year	3,290	2,915

2005 figures restated

*	for definition see Bayer Group Key Data on front flap
Financing cash flow
Financing activities resulted in a net cash inflow in 2006 of €10.2 billion (2005: outflow of €1.9 billion), which was chiefly due to net borrowings of €10.7 billion in connection with the financing of the Schering AG acquisition. The proceeds from the placement of 34 million new shares amounted to €1.2 billion. For details of the financing, see the table headed “Principal Financing Measures for the Schering AG Acquisition” on the next page.
Cash outflows for dividend payments – less the €176 million refund of advance capital gains tax payments made on intragroup dividends in 2004 – amounted to €535 million (2005: €440 million), while interest payments rose to €1,155 million (2005: €787 million) primarily as a result of borrowings made to finance the Schering AG acquisition.
As of December 31, 2006 the Bayer Group had cash and cash equivalents of €2,915 million, including €799 million held in escrow accounts. The latter amount comprises €710 million transferred to a guarantee account following the decision to squeeze out Bayer Schering Pharma AG’s remaining minority stockholders, and €89 million (2005: €253 million) earmarked exclusively for payments relating to civil law settlements in antitrust proceedings. In view of the restriction on its use, the liquidity held in escrow accounts was not deducted when calculating net debt.

50 Management Report	Bayer Annual Report 2006
Net debt

	Dec. 31,	Dec. 31,
Net Debt	2005	2006
€ million
Noncurrent financial liabilities as per balance sheets (including derivatives)	7,185	14,723

of which mandatory convertible bond	—	2,276

of which hybrid bond	1,268	1,247

Current financial liabilities as per balance sheets (including derivatives)	1,767	5,078

- Derivative receivables	188	185

Financial liabilities	8,764	19,616

- Cash and cash equivalents*	3,037	2,116

- Available-for-sale financial assets	233	27

Net debt from continuing operations	5,494	17,473

Net debt from discontinued operations	0	66

Net debt (total)	5,494	17,539

*	In view of the restriction on its use, the €799 million liquidity in escrow accounts was not deducted when calculating net debt. December 31, 2006: €2,116 million = €2,915 million — €799 million (December 31, 2005: €3,037 million = €3,290 million — €253 million)
Net debt rose to €17.5 billion as of December 31, 2006, due mainly to the financing of the Schering AG acquisition. The disbursements for this acquisition in 2006 totaled €16.3 billion. From Schering AG we assumed financial liabilities of €0.2 billion and acquired liquid assets of €1.0 billion. The following table shows the components of the acquisition financing package and their status at year end.

	June 30,	Dec. 31,
Principal Financing Measures for the Schering AG Acquisition	2006	2006
€ billion
Credit utilization:

Bridge financing (€7 billion facility)	0.6	0

Syndicated loan (€7 billion facility)	7.0	5.7

of which with a one-year term	3.0	1.7

Bond issues:

3-year floating-rate Eurobond	1.6	1.6

7-year fixed-rate Eurobond	1.0	1.0

12-year fixed-rate sterling bond	0.4	0.5

Mandatory convertible bond	2.3	2.3

Stock placement:

New shares	—	1.2

Total	12.9	12.3

The remainder of the purchase price for the acquired shares of Schering AG was financed mainly with liquid assets. As well as fully redeeming the bridge financing, we had also paid down the syndicated €7 billion loan to €5.7 billion by the end of 2006.
In China, Bayer secured a rmb 6.1 billion (€0.6 billion) credit line to finance the ongoing construction of a production facility for polyurethane raw materials in Caojing.

Bayer Annual Report 2006	Management Report 51
Liquidity and Capital Resources
As of December 31, 2006 we had noncurrent financial liabilities of €14.7 billion, including the €1.2 billion hybrid bond issued in July 2005 and the €2.3 billion mandatory convertible bond issued in April 2006. Moody’s and Standard & Poor’s treat 75 percent and 50 percent, respectively, of the hybrid bond as equity. Both rating agencies consider the mandatory convertible bond wholly as equity. Unlike conventional borrowings, the hybrid bond thus has only a limited effect on the Group’s rating-specific debt indicators, while the mandatory convertible bond has no effect. We raised an additional €1.2 billion through the successful placement of 34 million new shares. Along with the placing of the €2.3 billion mandatory convertible bond, this completed the equity raising announced in connection with the Schering AG acquisition. The total €3.5 billion thus raised is below the €4 billion limit originally set.
In January 2007, we sold the diagnostics business to Siemens for €4.3 billion. The difference compared with the price of €4.2 billion announced in July 2006 results mainly from the transfer of higher working capital. The transaction resulted in a cash inflow of €0.4 billion at the end of 2006, while the remaining €3.9 billion was received at the beginning of 2007. We sold H.C. Starck to Advent International and The Carlyle Group. The transaction value of approximately €1.2 billion comprises a cash component of more than €0.7 billion and the assumption of financial liabilities and personnel-related commitments totaling some €0.5 billion. This sale was closed at the beginning of February 2007. We intend to use the cash inflows from these transactions, along with the proceeds of the planned sale of Wolff Walsrode to The Dow Chemical Company, to reduce net debt.
Financial strategy
The financial management of the Bayer Group is conducted by the management holding company Bayer AG. Finance is a global resource, generally procured centrally and distributed within the Group. The foremost objectives of our financial management are to help bring about a sustained increase in corporate value and ensure the Group’s creditworthiness and liquidity. That means reducing our cost of capital, improving our financing cash flow, optimizing our capital structure and effectively managing risk.
Due to the increase in debt in connection with the acquisition of Schering AG, Standard & Poor’s in July 2006 downgraded Bayer AG’s long-term issuer rating from A with stable outlook to bbb+ with positive outlook. Also in July 2006, Moody’s confirmed our current a3 rating, changing the outlook from stable to negative. The short-term ratings are a-2 (Standard & Poor’s) and p-2 (Moody’s). These investment-grade ratings evidence a continuing high level of creditworthiness.
Our financial strategy is geared toward the single-a rating category in order to maintain our financial flexibility. We therefore plan to use both the proceeds of divestitures and our operating cash flows to reduce net debt.
We generally pursue a prudent debt management strategy aimed at ensuring flexibility, drawing on a balanced financing portfolio. Chief among these resources – in keeping with our requirements – are a syndicated credit facility, a multi-currency commercial paper program and a multi-currency Euro Medium Term Note program. We also supplement our financing with various structured products, such as an asset-backed securities program.
We use financial derivatives to hedge against risks arising from business operations or financial transactions, but do not employ contracts in the absence of an underlying transaction. It is our policy to diminish the default risk by selecting trading partners with a high credit standing. We closely monitor the execution of all transactions, which are conducted according to Group-wide guidelines.

52 Management Report	Bayer Annual Report 2006
Further details of our risk management objectives and the ways in which we hedge all the major types of transaction to which hedge accounting is applied, along with procurement market, credit, liquidity and cash flow risks, as they relate to our use of financial instruments, are given in Note [30] to the consolidated financial statements.
Earnings Performance

Bayer Group Summary Income Statements	2005	2006	Change
	€ million	€ million	%
Net sales	24,701	28,956	+17.2

Cost of goods sold	(13,412)	(15,275)	+13.9

Selling expenses	(5,247)	(6,534)	+24.5

Research and development expenses	(1,729)	(2,297)	+32.9

General administration expenses	(1,307)	(1,599)	+22.3

Other operating income and expenses — net	(492)	(489)	-0.6

EBIT (operating result)	2,514	2,762	+9.9

Non-operating result	(602)	(782)	+29.9

Income before income taxes	1,912	1,980	+3.6

Income taxes	(538)	(454)	-15.6

Income after taxes from discontinued operations	221	169	-23.5

Income after taxes	1,595	1,695	+6.3

of which attributable to minority interest	(2)	12	—

of which attributable to Bayer AG stockholders (net income)	1,597	1,683	+5.4

2005 figures restated
Net sales of the Bayer Group increased by 17.2 percent, or €4,255 million, from the previous year to €28,956 million. In local currencies and adjusted for portfolio effects, sales rose by 5.2 percent.
The cost of goods sold increased by 13.9 percent to €15.3 billion, mainly due to the inclusion of the business of Schering AG, Berlin, Germany, but also because of the growth in other businesses and higher raw material costs. The ratio of the cost of goods sold to total net sales was 52.8 percent, compared with 54.3 percent in the previous year. With the inclusion of Schering AG, selling expenses rose by a total of 24.5 percent to €6.5 billion. Due to the increase in the proportion of life science activities in our portfolio, the ratio of selling expenses to sales rose to 22.6 percent, from 21.2 percent in 2005. The importance of research and development in the Bayer Group has further increased through the Schering AG acquisition. Accordingly, our research and development expenses climbed by 32.9 percent to €2.3 billion, the ratio of r&d expenses to net sales being 7.9 percent (2005: 7.0 percent). General administration expenses came to €1,599 million. The negative balance of other operating income and expenses resulted from costs related to the acquisition of Schering AG and integration of the business, restructuring, litigation and valuation write-downs. Gains included mainly those from the sale of a building and the divestiture of low-volume product lines and active ingredients.
ebit for 2006 came in at €2,762 million. Before net special charges of €717 million (2005: €533 million), ebit climbed by 14.2 percent to €3,479 million.

Bayer Annual Report 2006	Management Report 53
The non-operating result worsened by €180 million to minus €782 million. Whereas income from investments in affiliated companies rose by a substantial €229 million, net interest expense increased by €390 million, due particularly to the acquisition-related increase in net debt at mid-year. Income from investments in affiliated companies included the proceeds of €236 million from the sale of our 49.9 percent interest in GE Bayer Silicones.
Income taxes for continuing operations in 2006 came to €454 million (2005: €538 million). The lower tax expense was due mainly to first-time recognition of deferred tax assets for loss carryforwards. The effective tax rate declined to 22.9 percent, from 28.1 percent in the prior year.
Including the result of discontinued operations and after minority interests, Group net income in 2006 improved by €86 million to €1,683 million.
Asset and Capital Structure
Total assets increased by €19.2 billion compared with December 31, 2005, to €55.9 billion, mainly because of the acquisition of Schering AG, Berlin, Germany. Explanations concerning the full consolidation of Schering are provided in Note [7.2] to the consolidated financial statements. The data relating to the Schering AG purchase price allocation are preliminary.

	Dec. 31,	Dec. 31,
Bayer Group Summary Balance Sheets	2005	2006	Change
	€ million	€ million	%
Noncurrent assets	20,130	35,897	+78.3

Current assets	16,592	17,069	+2.9

Assets held for sale and discontinued operations	0	2,925	—

Total current assets	16,592	19,994	+20.5

Total assets	36,722	55,891	+52.2

Stockholders’ equity	11,157	12,851	+15.2

Noncurrent liabilities	16,495	27,525	+66.9

Current liabilities	9,070	14,667	+61.7

Liabilities directly related to assets held for sale and discontinued operations	0	848	—

Total current liabilities	9,070	15,515	+71.1

Liabilities	25,565	43,040	+68.4

Total stockholders’ equity and liabilities	36,722	55,891	+52.2

Noncurrent assets rose by €15.8 billion to €35.9 billion. They include €11.6 billion in acquired and amortized intangible assets of Schering AG, consisting mainly of production-related rights and know-how. Noncurrent assets also included goodwill of €5.7 billion as of December 31, 2006 resulting from the Schering AG acquisition.
Current assets of continuing operations rose by €0.5 billion from the previous year, to €17.1 billion, largely because of the trade accounts receivable, inventories, and cash and cash equivalents added by the Schering AG acquisition. Current assets were diminished by the presentation of Diagnostics, H.C. Starck and Wolff Walsrode as discontinued operations. These businesses are no longer reflected in the individual balance sheet items as in the prior year, but instead are recognized under “Assets held for sale and discontinued operations” and the corresponding liability item.

54 Management Report	Bayer Annual Report 2006
Stockholders’ equity expanded by €1.7 billion to €12.9 billion. The dividend payment (including reimbursements of capital gains tax) diminished stockholders’ equity by €0.5 billion, and negative currency effects led to a reduction of €0.7 billion, while Group net income contributed €1.7 billion and the issuance of new shares added €1.2 billion. This capital increase brought the capital stock of Bayer AG to €2.0 billion. The equity ratio (equity coverage of total assets) for 2006 thus stood at 23.0 percent on December 31, 2006 (2005: 30.4 percent). Taking into account our portfolio changes, we expect the equity ratio to be back at around 30 percent at year end 2007.
Liabilities grew by €17.5 billion compared with December 31, 2005, to €43.0 billion. Current and noncurrent financial liabilities rose by €10.8 billion, mainly due to the financing of the Schering AG acquisition. Despite the inclusion of Schering’s pension commitments, provisions for pensions were down by €0.6 billion to €6.5 billion in light of actuarial changes recognized directly in stockholders’ equity.

Balance Sheet and Financial Ratios		2005	2006
Cost of sales ratio (%)	Cost of goods sold	54.3	52.8

	Net sales

R&D expense ratio (%)	Research and development expenses	7.0	7.9

	Net sales

Inventory turnover	Cost of goods sold	2.4	2.5

	Inventories

Receivables turnover	Net sales	4.7	5.0

	Trade accounts receivable

EBIT margin before special items (%)	EBIT before special items	12.3	12.0

	Net sales

EBITDA margin before special items (%)	EBITDA before special items	18.6	19.3

	Net sales

Asset intensity (%)	Property, plant and equipment + intangible assets	43.6	62.1

	Total assets (continuing operations) [1]

D&A/capex ratio (%)	Depreciation and amortization	126.5	100.1

	Capital expenditures

Liability structure [2] (%)	Current liabilities	35.5	36.0

	Liabilities

Gearing (%)	Net debt + pension provisions	1.1	1.9

	Stockholders’ equity

Equity ratio [2] (%)	Stockholders' equity	30.4	23.0

	Total assets

Return on stockholders’ equity [2] (%)	Income after taxes	14.4	14.1

	Average stockholders’ equity

Return on assets (%)	Income before taxes and interest expense

	Average total assets for the year based on	8.8	7.7
	segment table

2005 figures restated

[1]	Total assets (continuing operations) = noncurrent and current assets minus the balance sheet item “assets held for sale and discontinued operations”

[2]	Ratio refers to the total of continuing and discontinued operations

Bayer Annual Report 2006	Management Report 55
Asset and Capital Structure
Information pursuant to Section 289, Paragraph 4 and Section 315, Paragraph 4 of the German Commercial Code
The capital stock of Bayer AG amounts to €1,956,715,315.20 and is divided into 764,341,920 no-par bearer shares. Each share confers one voting right.
We have received the following notifications of direct and indirect holdings of shares in Bayer AG that exceed 10 percent of the capital stock:
The Capital Group Companies, Inc., u.s.a., has notified us pursuant to Section 21, Paragraph 1 of the German Securities Trading Act (WpHG) that the proportion of voting rights it holds in our company exceeded the 10 percent threshold on September 19, 2006, that since that date it has held 10.0179 percent of the voting rights and that all of these voting rights are attributable to it pursuant to Section 22, Paragraph 1, Sentence 1, No. 6 in conjunction with Section 22, Paragraph 1, Sentence 2 and Sentence 3 of the German Securities Trading Act. Further, the Capital Research and Management Company, u.s.a., which according to our information is a subsidiary of The Capital Group Companies, Inc., has notified us that the proportion of voting rights it holds in our company exceeded the 10 percent threshold on November 8, 2006, that since that date it has held 10.0852 percent of the voting rights, and that all of these voting rights are attributable to it pursuant to Section 22, Paragraph 1, Sentence 1, No. 6 of the German Securities Trading Act.
Pursuant to Section 84, Paragraph 1 of the German Stock Corporation Act (AktG), the members of the Board of Management are appointed and dismissed by the Supervisory Board. Since Bayer AG falls within the scope of the German Codetermination Act (MitbestG), the appointment or dismissal of members of the Board of Management requires a majority of two-thirds of the votes of the members of the Supervisory Board. If no such majority is achieved on the first ballot, the appointment may be approved on a second ballot by a simple majority of the votes of the members of the Supervisory Board pursuant to Section 31, Paragraph 3 of the Codetermination Act. If the required majority is still not achieved, a third ballot is held. Here again, a simple majority of the votes suffices, but in this ballot the Chairman of the Supervisory Board has two votes pursuant to Section 31, Paragraph 4 of the Codetermination Act.
Under Section 6, Paragraph 1 of the Articles of Incorporation of Bayer AG, the Board of Management must comprise at least two members. If further members are appointed to the Board of Management, under Section 84, Paragraph 2 of the German Stock Corporation Act or Section 6, Paragraph 1 of the Articles of Incorporation, the Supervisory Board may appoint one member to be Chairman of the Board of Management.
Pursuant to Section 179, Paragraph 1 of the German Stock Corporation Act, amendments to the Articles of Incorporation require a resolution of the Stockholders’ Meeting. Pursuant to Section 179, Paragraph 2, this resolution must be passed by a majority of three-quarters of the voting capital represented at the meeting, unless the Articles of Incorporation provide for a different majority. However, where an amendment relates to a change in the object of the company, the Articles of Incorporation may only specify a larger majority. Section 17, Paragraph 2 of the Articles of Incorporation of Bayer AG utilizes the scope for deviation pursuant to Section 179, Paragraph 2 of the German Stock Corporation Act and provides that resolutions may be passed by a simple majority of the votes or, where a capital majority is required, by a simple majority of the capital.
The Annual Stockholders’ Meeting of Bayer AG on April 28, 2006 resolved to revoke the existing Authorized Capital and create new Authorized Capital (Authorized Capital I and Authorized Capital II) and adopted the necessary amendments to the Articles of Incorporation. With the approval of the Supervisory Board and until April 27, 2011, the Board of Management may use the Authorized Capital I to increase the capital stock by up to a

56 Management Report	Bayer Annual Report 2006
total of €465 million. The issue of new shares may take place in exchange for cash and/or contributions in kind, but capital increases in exchange for contributions in kind may not exceed a total of €370 million. If the Authorized Capital I is used to issue shares in return for cash contributions, stockholders must be granted subscription rights. With the approval of the Supervisory Board and until April 27, 2011, the Board of Management is also authorized to increase the capital by up to €186 million in one or more installments by issuing shares out of the Authorized Capital II in exchange for cash contributions. The stockholders must be granted subscription rights. However, the Board of Management is authorized, with the approval of the Supervisory Board, to exclude subscription rights for stockholders provided the capital increase out of the Authorized Capital II does not exceed 10 percent of the capital stock existing at the time this authorization becomes effective or the time this authorization is exercised. Following the capital increase on July 6, 2006, the Authorized Capital II is currently €98.960 million.
Conditional capital of €186.88 million, corresponding to 73,000,000 shares, exists to service the conversion rights under a mandatory convertible bond issued by Bayer Capital Corporation b.v. on April 6, 2006. Further, the Annual Stockholders’ Meeting on April 28, 2006 authorized the Board of Management to purchase and sell company shares representing up to 10 percent of the capital stock. This authorization expires on October 27, 2007.
Material agreements entered into by Bayer AG which are subject to the condition precedent of a change of control include, firstly, the agreement of March 23, 2006 establishing a €7 billion syndicated credit facility for Bayer AG. This agreement contains provisions entitling the banks participating in the syndication to terminate the agreement in the event of a change of control and demand repayment of any outstanding sums.
Similarly, the €2.3 billion mandatory convertible bond issued by Bayer Capital Corporation b.v. on April 6, 2006, which is secured by a subordinated guarantee from Bayer AG, also contains a change of control clause. Under Section 6.5 of the conditions of issue, in the event of a takeover offer pursuant to Section 29, Paragraph 1 of the German Securities Acquisition and Takeover Act (WpÜG) or a mandatory offer, bondholders shall be entitled to exercise their conversion rights. If they do so, they will receive Bayer AG shares in accordance with the applicable conversion ratio.
Finally, the terms of the €3 billion in notes issued by Bayer AG in 2006 under its multi-currency Euro Medium Term Note program also contain a change of control clause. Holders of these notes have the right to demand the redemption of their notes by Bayer AG in the event of a change of control if Bayer AG’s credit rating is downgraded within 120 days after such change of control becomes effective.
The following arrangements have been made for the members of the Board of Management of Bayer AG in the event of a takeover offer:
In the event of a change of control and termination of a Board of Management member’s service contract within 12 months thereafter – whether by mutual consent, through expiration of the contract or through its voluntary termination by the member in certain circumstances, such as a change in strategy – the member would receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a period of 60 months, not counting any period for which he is released from his duties on full pay. His pension entitlement is based on the final target pension level. If this has not already been reached by the date of the change of control, his pension entitlement will be supplemented up to this level.
There are no comparable arrangements for employees.

Bayer Annual Report 2006	Management Report 57
Proposal for Distribution of the Profit
Under German law, the dividend payment is based on the balance sheet profit of the parent company, which amounted to €764 million in 2006:

Bayer AG Summary Income Statements	2005	2006
€ million
Net sales	197	196

Cost of goods sold	(134)	(146)

Gross profit	63	50

Selling and administration expenses	(215)	(194)

Other operating income and expenses – net	110	(5)

Operating result	(42)	(149)

Non-operating result	719	1,449

Income before income taxes	677	1,300

Income taxes	(64)	(50)

Net income	613	1,250

Allocation (to) from retained earnings	81	(486)

Balance sheet profit	694	764

We will propose to the Annual Stockholders’ Meeting on April 27, 2007 that the balance sheet profit be used to pay a dividend of €1.00 per share (764,341,920 shares) on the capital stock of €2.0 billion entitled to the dividend for 2006.

58 Management Report	Bayer Annual Report 2006
Employees
On December 31, 2006 the Bayer Group had 106,000 employees worldwide, compared to 82,600 on the same date in 2005. This increase is due largely to the inclusion of the employees of Schering. The 9,700 employees in discontinued operations are not included in the overall number.
Since the second quarter of 2006, the number of employees has been converted to full-time equivalents, which means part-time employees are included in proportion to their contractual working hours. We believe this presentation improves the comparability of personnel expenses and employee numbers. The previous year’s data have been restated accordingly. A breakdown of employees by segment and region is provided in the segment table in Note [1] to the consolidated financial statements. Personnel expenses increased by 24.7 percent in 2006 to €6,630 million. This figure includes Schering employees from the effective date of the Schering acquisition.
Our employees are our most important capital. Bayer’s human resources policy is centered around fostering their individual potential through continuing education and programs to help employees reconcile career and private goals. Our ambitious efforts in these areas make us a very attractive employer worldwide, as also demonstrated by various honors presented to Bayer in 2006 in Germany and around the world (see page 210 ff.).
In October 2006 the Bayer European Forum formulated a joint declaration confirming the high importance of a diverse employee structure for our company. For many years, social dialogue between the employer’s and the employees’ representatives at Bayer’s European companies has been a central element of the cross-border exchange of information and opinions.
It has been a long-standing priority at Bayer to give young people a career start, and we once again intensified our traditionally strong efforts in vocational training. We established 30 additional vocational training positions as a contribution to the pact formed between the German government and industry to promote occupational training and the development of young managerial staff. Overall more than 1,000 young people entered an occupational training program at Bayer in 2006. Also, for many years, we have maintained a special program to prepare socially and educationally disadvantaged young people for vocational training courses.
At our many sites around the world, we uphold an ongoing commitment to vocational training and continuing education for our employees. In 2006, for example, we invested a total of approximately €4.5 million in continuing education measures for our employees in Latin America, with Brazil alone accounting for about €1.7 million of this figure.
In connection with the more competitive alignment of our administrative functions, we began reorganizing our human resources (hr) activities in October 2006. A clear distribution of tasks strengthens the focus on value-creating processes, reduces complexity and significantly improves support to our employees at all levels. In the individual Bayer Group companies, hr Business Partners advise management on strategic personnel issues and hr Experts develop human resources strategies and instruments for Group-wide application. The hr Shared Service Center Europe in Leverkusen offers rapid and competent assistance to all employees on a wide range of personnel issues. Other human resources processes of the Bayer Group in Europe are to be transferred successively to the Shared Service Center through the end of 2008. The company plans to establish additional shared service centers in North and South America in 2007 and later on in Asia.

Bayer Annual Report 2006	Management Report 59
We have further modernized our policy on health protection at the workplace by developing a comprehensive declaration on non-smoker protection, thus taking a firm stance on this issue. Our company health management plan includes both counseling and courses to help employees stop smoking.
Variable income component systems based on corporate performance have traditionally been a core element of our employee remuneration policy. For example, short-term incentive payments in a record amount of approximately €59 million were made to the some 18,400 active non-managerial employees of the subgroups, services companies and Corporate Center in Germany in 2006. Through the introduction of a Group component based on the ebitda margin, the company’s success will be even more clearly reflected in the future in calculating short-term incentive payments.
In many countries we have offered various stock participation programs for a number of years that enable our employees to purchase Bayer shares at more favorable rates, thus making an important contribution to asset formation. Due partly to its high earnings goals, stockholder friendliness and transparency, the “Aspire” program we introduced in 2005 for the executive management level was honored just one year later by the asset management specialist Union Investment as the best program offered by the 30 German dax companies.
Procurement and Distribution
Bayer HealthCare
The Pharmaceuticals segment generally procures the starting materials for manufacturing the active ingredients of its prescription medicines from external suppliers. We hold strategic reserves to prevent supply bottlenecks and possible dependence on suppliers. We mitigate major price fluctuations by purchasing the intermediates required to manufacture our principal active ingredients from several approved suppliers on the basis of global contracts. The active ingredients of our prescription medicines are currently manufactured almost entirely in Wuppertal and Bergkamen, Germany, for Bayer production facilities worldwide. Our most important pharmaceutical production plants are located in Berlin, Leverkusen and Weimar, Germany; Berkeley, California, and Seattle, Washington, United States; Garbagnate, Italy; São Paulo, Brazil; Madrid, Spain; and Turku, Finland. Our products are primarily distributed through wholesalers, pharmacies and hospitals.
Since we actively compete with other drug suppliers worldwide, we seek to reinforce our external distribution network with co-promotion and co-marketing arrangements. In September 2004 we entered into a strategic alliance with Schering-Plough under which that company distributes our primary care products (including Cipro® and Avelox®) in the United States. (Please note that Schering-Plough Corporation, New Jersey and the company acquired by Bayer in June 2006, i.e. Bayer Schering Pharma AG [formerly named Schering AG], Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) At the same time, we market selected oncology products from Schering-Plough in selected countries. Bayer and Schering-Plough also plan to jointly market Schering-Plough’s product Zetia® in Japan, where it is currently involved in the registration process. Our erectile dysfunction drug Levitra® is co-marketed in the United States by GlaxoSmithKline and Schering-Plough. In October 2005

60 Management Report	Bayer Annual Report 2006
we signed a strategic cooperation agreement with Johnson & Johnson under the terms of which Johnson & Johnson is supporting the development of our antithrombotic drug rivar-oxaban (bay 59-7939). It is intended that Johnson & Johnson market the newly developed drug in the United States at a later date. We also have a co-marketing agreement with Wyeth, Inc. for Europe concerning gestoden, an active ingredient for oral contraceptives.
In our Consumer Health segment the focus is on products marketed directly to consumers. The Consumer Care Division concentrates on non-prescription drugs. While the division’s sales and distribution channels outside Europe are typically supermarket chains, drugstores and other wholesalers, pharmacies are the usual distribution channel in Europe. Consumer Care procures certain high volume raw materials from within the Bayer Group. Our major externally procured high-volume raw materials from third parties are naproxen, ascorbic acid, citric acid, paracetamol and phenylephrine. These are generally readily available. To minimize business risks, we diversify our raw material procurement sources worldwide and conclude long-term supply agreements.
About one quarter of the products of the Diabetes Care Division are manufactured or assembled directly by Bayer, while the rest are procured from original equipment manufacturers (oems). The delivery of raw materials, components and finished products is based on a supplier management process. Access to most of the materials is thus safeguarded through contractual agreements, and they are therefore not subject to major fluctuations in price or availability. Delivery bottlenecks for some direct or oem materials would have negative consequences for the earnings performance of Diabetes Care. These items include customer-specific, integrated circuits and sensors for producing the Ascen sia® blood glucose measurement system. We therefore hold strategic reserves of certain direct materials or finished products in order to be able to supply our customers consistently and reliably. Furthermore, we maintain a global supplier network. Our Diabetes Care products are generally marketed to consumers outside Europe through supermarket chains, drugstores and other wholesalers. In Europe, we market our products usually through pharmacies.
The Animal Health Division procures the active pharmaceutical ingredients for its veterinary medicines both from within the Bayer Group and from external suppliers throughout the world. Depending on local regulatory frameworks, animal health products may be available to end users with a prescription issued by a veterinarian or over the counter from retailers or in drugstores and other specialized marketers.
Bayer CropScience
Crop Protection procures most of its raw materials from external companies. The cost of some raw materials depends on fluctuating crude oil and energy prices and freight charges. As a large proportion of our sales is generated in the northern hemisphere, the business is affected by the growing seasons for the relevant crops and the respective distribution cycles. The products of Crop Protection are marketed either to wholesalers or directly to retailers through a two- or three-tier distribution system, according to local market conditions.
Our Environmental Science Business Group markets its products to both professional users and consumer markets in the non-crop segment through various distribution channels. Our green industry, pest control and vector control products are marketed directly to professional users, while home and garden products are sold to consumers through distribution channels.

Bayer Annual Report 2006	Management Report 61
Procurement and Distribution
BioScience makes its seed products available to growers, distributors and processing industries. Traits developed using plant biotechnology are either outlicensed to other seed companies for use in their products or sold through our own seed companies. Important brands here include InVigor® and FiberMax®. In some cases we make plant traits available to other companies for use in their own research.
Bayer MaterialScience
The Polycarbonates business unit of MaterialScience sells its products primarily to injection molding and extrusion processors for the manufacture of plastics components used predominantly in the automotive, electronics, construction, data systems, medical equipment and leisure sectors. The key petrochemical raw materials used by our Polycarbon-ates business unit are acetone and phenol. With raw material costs affected mainly by the volatility of crude oil and oil derivative prices, we generally conclude long-term supply agreements containing cost-based and market-price-oriented adjustment formulas. Our products are marketed chiefly through regional distribution channels. We also use trading houses and local distributors to sell to small volume customers.
The polyurethane products of the Polyurethanes business unit, which are based on isocy-anate-polyol systems, are used in the automotive, construction, electronics and furniture industries and in leisure articles. The primary raw materials are petrochemical feedstocks, which we mostly procure on the open market through long-term agreements. Our global joint venture with Lyondell provides a supply source for propylene oxide, one of our key raw materials. We mostly sell our isocyanate and polyol products directly to customers. Europe and the nafta countries remain the primary markets for our polyurethanes business, with the Asian market continuing to show the strongest prospects for future growth.
Our Coatings, Adhesives, Sealants business unit is a major manufacturer of raw materials for coatings and adhesives used primarily in the automotive, furniture, plastics and construction industries. Temporary fluctuations in prices for crude oil or utilities, for example, can heavily impact the cost of our raw materials. For this reason, supplies of the principal chemical raw materials are secured through long-term agreements. Major customers with global operations are serviced directly by our key account managers.

62 Management Report	Bayer Annual Report 2006
Research and Development
In 2006 Bayer invested a total of €2,297 million in research and development. It is particularly important for us to continuously optimize our product portfolio and manufacturing processes, while at the same time developing new products aimed at strengthening our core businesses.
Other research focuses are enabling technologies such as biotechnology and nanotechnology, which offer enormous potential for developing new products and businesses.
For innovation projects in particular, we build on our network of collaborations with leading universities, public-sector research institutes and partner companies. These collaborations allow the pooling of expertise in order to rapidly translate new ideas into successful products.
The Bayer AG innovation initiative “Triple-i: Inspiration, Ideas, Innovation” was successfully launched in 2006. The initiative encourages all Bayer employees worldwide to submit ideas for potential new products and thus help strengthen Bayer’s innovative power. More than 1,900 ideas were received in the first eight months, many of which were passed on for further evaluation.
Bayer HealthCare
In 2006, €1,426 million, or roughly 62.1 percent of the Bayer Group’s research and development budget, was spent by HealthCare. Here it must be kept in mind that the Schering AG business is included on a pro-rated basis. With this investment, the subgroup is laying the foundation in the Pharmaceuticals and Consumer Health segments for the introduction of further innovative products in expanding markets.
The Research & Development function of our Pharmaceuticals segment has been restructured as part of our integration of Schering AG. It now encompasses the functions Global Drug Discovery and Global Development. We intend the changes in Research & Development to leverage the combined assets of Schering and Bayer to maximize both the output and effectiveness of our drug discovery and development programs.

Bayer Annual Report 2006	Management Report 63
Research and Development
Research programs and activities will be consolidated into three major research and development sites: Berlin and Wuppertal, Germany, and Berkeley, California. The Berlin research group will take leadership for diagnostic imaging, oncology and women’s health. Wuppertal will take leadership for the company’s hematology and cardiology research. Both locations have significant capabilities and activities in target discovery, lead generation and optimization, drug metabolism and pharmacokinetics, toxicology and clinical pharmacology. Berkeley will remain an important global research and development center for protein-based biologics drug discovery and will continue to be home of the Kogenate® biological manufacturing facility. Bayer HealthCare’s u.s. research site in West Haven, Connecticut, and that of Berlex Inc. (u.s. subsidiary of Bayer Schering Pharma AG) in Richmond, California, will be closed.
Our r&d activities are focused on the identification and development of new active substances for diseases with a high unmet medical need. In 2006 we conducted clinical studies with several candidates from our research and development pipeline.
Our research and development pipeline is currently being evaluated in connection with the integration of Schering AG and will be announced at a later date.
Following its registration by the u.s. Food and Drug Administration in December 2005, our new cancer drug Nexavar® (sorafenib) was approved in July 2006 by the European Medicines Evaluation Agency (emea) for the treatment of patients with advanced renal cell carcinoma (rcc). Over the course of 2006, the product was registered in nearly 50 other countries for the treatment of advanced rcc. Nexavar® is based on a novel active ingredient developed jointly with Onyx Pharmaceuticals Inc. that inhibits tumor growth by simultaneously blocking several serine/threonine and receptor tyrosine kinases in tumor cells. The drug also reduces the generation of blood vessels that supply the tumor.
In addition to the launch of Nexavar® for advanced rcc, we are actively pursuing our Phase III clinical trial programs for the treatment of hepatocellular carcinoma (hcc), malignant melanoma and non-small cell lung cancer (nsclc). In the course of 2006, the fda and the European emea both granted “orphan drug” designation to Nexavar® for the treatment of hcc. Furthermore, Nexavar® received “fast track” status from the FDA for the treatment of hcc and malignant melanoma. In December 2006, results were announced from the Phase iii malignant melanoma study evaluating the combination of Nexavar® or placebo tablets with the chemotherapeutic agents carboplatin and paclitaxel in patients with advanced melanoma. This trial did not meet its primary endpoint of improving progression-free survival (pfs). The result of treatment was similar in the two treatment arms. In February 2007 an independent data monitoring committee (dmc) reviewed the safety and efficacy data of the Phase iii clinical trial on the treatment of hcc with the conclusion that the trial met its primary endpoint. The dmc recommended stopping the trial early and Bayer and Onyx will follow that recommendation. The companies will continue discussions with health authorities worldwide regarding the next steps in filing for approval for the treatment of hcc, and intend to make those filings as rapidly as possible. Other tumor types are under investigation in earlier stages of clinical development.
In 2006 we launched Phase ii clinical trials with zk-epo, a further development candidate from the indication oncology.

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zk-epo is a novel epothilone that blocks tumor cell division through a special mechanism of action. This substance is specifically designed to overcome limitations associated with other microtubule stabilizing agents. zk-epo is currently being tested for its effectiveness against various solid tumors, including several major cancers such as non-small-cell lung cancer (nsclc), ovarian cancer, prostate cancer and breast cancer.
Rivaroxaban (bay 59-7939) is a novel oral direct Factor Xa inhibitor being developed to address currently unmet needs in the anticoagulation market for prevention and treatment of thrombotic events. In October 2005, Bayer HealthCare and the Johnson & Johnson subsidiary Ortho-McNeil entered into an alliance under which Ortho-McNeil is contributing to the development of rivaroxaban, and initiated phase III clinical trials in December 2005 for the prevention of venous thromboembolism (vte) after major orthopedic surgery. In June 2006 we announced Phase III trials in the two chronic indications stroke prevention in atrial fibrillation and treatment of venous thromboembolism vte in a once-daily dose regimen. Also in 2006, we began Phase II clinical trials in the indication acute coronary syndrome/myocardial infarction.
One example of research and development activities in our Women’s Health business unit is the developmental product yaz® from the drospirenone product line. A flexible dosing regimen will make yaz® unique and different from other long-cycle oral contraceptives. The project is in Phase III clinical trials. Clinical studies for yaz ® in the indication acne treatment have demonstrated its effectiveness in this indication. This effect is brought about by the ingredient progestin drospirenone, which has anti-androgenic properties. fda approval for yaz® in the treatment of acne was granted in January 2007.
Our research and development efforts for biological products of the Hematology/Cardiology business unit are centered around strengthening and expanding our recombinant Factor VIII product Kogenate®. Key research and product development projects involving this product are Kogenate® – Next Generation and gene therapy for hemophilia B. In addition to the current optimization of new protein variants of our recombinant blood coagulation Factor VIII, we are evaluating technologies that could also playarole for the next generation of Kogenate®. These technologies include, among others, developments based on an exclusive global license agreement with Dutch-based Zilip-Pharma that permits us to develop and market a new Kogenate® fs presentation based on patented pegylated liposome technology.
To supplement our internal research and development efforts, we collaborate with several companies in different stages of the typical pharmaceutical research cycle.
We supplement our portfolio of products emerging from our own research and development with in-licensed products, both on a global and a national level. Recent examples are the purchase of the European business for Boehringer Ingelheim’s blood pressure treatment telmisartan (Pritor® and PritorPlus®) from GlaxoSmithKline in January 2006. Also in January 2006, we entered into an agreement with Nuvelo, Inc. for the global development and commercialization of alfimeprase, a novel clot dissolver, which is currently in Phase III development for the indications acute peripheral arterial occlusion (apao) and catheter occlusion (co) and was granted “fast track” status by the fda in January 2006. Nuvelo and Bayer HealthCare announced in December 2006 that the two Phase III trials of alfimeprase in patients with apao (napa-2 trial) and in co (sonoma-2 trial) did not meet their primary endpoints. The companies are temporarily suspending enrollment in the ongoing Phase III trials, napa-3 and sonoma-3, until further analyses and discussions with outside experts and regulatory agencies are completed.

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Research and Development
In October 2006 we entered into a collaboration agreement with Regeneron Pharmaceuticals, Inc. for the global development and commercialization of the vegf Trap for the treatment of eye disease by local administration into the eye. The vegf Trap, currently in Phase I and Phase II clinical trials, is a protein that binds to or “traps” the vascular endothelial growth factor (vegf) and blocks its activity. Bayer has the contractual right to market the drug outside the United States if approved by the competent authorities.
We apply life cycle management measures to our marketed products to expand the scope of possible treatment opportunities by identifying new indications and improved formulations. Adalat ® is a prime example of successful life cycle management: twenty-one years after the expiration of patent protection for the active ingredient nifedipine, its key component, the drug generated €657 million in sales in 2006.
Research and development activities of the Consumer Care Division focus on the identification, development and market introduction of non-prescription (over-the-counter = otc) products. These efforts are centered around support for existing brands and the implementation of product-related, clinical and regulatory development strategies that offer the opportunity to successfully exploit new technologies, the expansion of indications for existing products and the reclassification of current prescription medicines as otc products.
Our Diabetes Care division focuses its research and development activities primarily on strengthening its core product lines and on expanding into high growth/high margin segments of the market. We achieve this through internal development and collaborations with suppliers of mass market, user-friendly whole blood glucose monitoring systems. In addition, we are actively researching a minimally invasive system that requires only a small blood sample and has a short testing time. Beyond these research and development projects we are investing in technologies that will allow glucose monitoring without painful invasive sampling of body fluids. Our long-term aim is to allow monitoring without painful invasive blood sampling. One example of our expansion into new segments of the diabetes market is the acquisition in July 2006 of u.s.-based Metrika, headquartered in Sunnyvale, California. Metrika manufactures and markets a new type of handheld diabetes monitoring system capable of measuring the long-term diabetes parameter HbA1c , also known as glycated hemoglobin.
The Animal Health division focuses its research and development activities on antimicrobials, parasiticides and active ingredients useful for the treatment of non-infectious diseases such as renal failure, pain management, oncology and congestive heart failure.

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Bayer CropScience
In 2006, €614 million – or about 26.7 percent of the Bayer Group’s research and development budget – was spent at CropScience.
CropScience has at its disposal a global network of research and development facilities. Crop Protection operates major research and development facilities in Monheim and Frankfurt, Germany; Lyon and Sophia Antipolis, France; Stilwell, Kansas and Raleigh, North Carolina, United States; and Yuki City, Japan.
While research is concentrated at specialized sites, development activities range from central facilities to field testing stations across the globe, enabling product testing in the relevant geographical areas.
Crop Protection Research and Development is responsible for the identification and development of innovative, safe and economically sustainable solutions in crop protection. Research covers activities to identify new active ingredients that can be developed as insecticides, fungicides or herbicides and/or other areas in modern crop protection. In addition to classical chemistry, biology and biochemistry, modern technologies such as combinatorial chemistry, ultra-high-throughput-screening, genomics and bioinformatics play an important role in the identification of new lead structures. Collaborations with third parties supplement our internal research activities.
Once a compound is identified for development, its biological, environmental and toxicological profile, as well as its economic potential, is assessed. Suitable candidates are launched in the market after having obtained the required regulatory approvals.
We actively support our products through continuous life cycle management. This includes the development of new formulations for existing active ingredients and products, e.g., expanding their applicability to additional crops or improving handling and facilitating application of the product.
The following new active ingredients were launched in 2006 or are expected to be launched by Crop Protection in 2007, subject to regulatory approval.

New active ingredient	Indication	Status
Fluopicolide	Fungicide	Market introduction 2006

Flubendiamide	Insecticide	Market introduction expected in 2007

Tembotrione	Herbicide	Market introduction expected in 2007

Fluopicolide (major brand: Infinito®) belongs to a new chemical class named acylpicolides. Products containing this novel chemical compound have been developed for use to control oomycete diseases in potatoes, vegetables and ornamentals. The new mode of action is intended to enable farmers to control oomycete diseases that are resistant to standard fungicides.
Flubendiamide (major brand: Belt®) represents a novel chemical family of substituted phthalic acid diamides with potent insecticidal activity. Belt® is a new insecticide for foliar application in annual and perennial crops, offering protection primarily against all major Lepidoptera species. Belt® is being co-developed by Nikon Nohyaku Company and Bayer CropScience for worldwide use on vegetables, fruits, cotton, corn, beans, tea and a number of other crops.

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Research and Development
Tembotrione (major brand: Laudis®) from the triketone chemical family is a new herbicide for foliar application in corn plants. Tembotrione is a leaf-active substance that eliminates the protection of chlorophyll against UV light in weeds. Tembotrione is applied together with a safener component which enables the corn plants to metabolize the active substance and maintain the carotinoid layer protecting the corn plant against UV light, thereby offering a broad-spectrum weed control.
The molecules discovered by Crop Protection research are also tested and evaluated in Environmental Science for potential development. Molecules from other companies may be tested and purchased if suitable. Development projects include passive treatments (gels, baits) and formulations to control insects, as well as new herbicide products and new mixtures of fungicides for the turf and ornamental market segments.
In 2006, the key launches of Environmental Science were the fungicide TartanTM (trifloxystrobin triadimefon-based) and the insecticide ForbidTM (spiromesifen-based) in the green industry and the sprayable Quickbayt® (imidacloprid-based) for fly control in professional pest control applications. In 2007 we expect to launch, among others, the insecticide Exemptor® (thiacloprid-based) in the green industry in Europe, as well as a new type of termite control granules (imidacloprid-based) and a new 2,4-d, dicamba-based herbicide for the pest and weed consumer market in the United States.
Research activities in the BioScience Business Group are based on plant technology and modern breeding methods. The primary BioScience research facilities are located in Lyon, France; Haelen, Netherlands; Ghent, Belgium; and Potsdam, Germany. Our main development sites are in the United States, Canada, Brazil, India and Australia.
Research and development in this field is mainly geared toward improving the agronomic and qualitative properties of crops. The technologies used include all relevant tools – from identifying the gene of interest to developing it – necessary to improve key crops (cotton, canola and rice) for growers and industrial partners. Various projects at the research and development stage are pursuing the goal of improving the agronomic traits of crops with respect to herbicide tolerance, disease and insect resistance, harvest yields and quality. Our researchers are also searching for ways to develop plants that are highly resistant to stress factors such as extreme temperatures. At the same time, we conduct detailed analyses of crops with a view to producing special raw materials for industrial and consumer applications.
Our business growth in BioScience is supported by the continuous introduction of new products. In 2006 we introduced eight new cotton grades and four types of rice. We expect to launch several new cotton grades and one new type of canola in 2007.

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Bayer MaterialScience
In 2006 MaterialScience spent €227 million, not including joint development activities with customers, to further expand its position as a technology leader and global supplier of customized, high-quality materials and systems solutions. This corresponds to 9.9 percent of the Group’s research and development expenses. In the five Material-Science business units – Polyurethanes; Polycarbonates; Thermoplastic Polyurethanes; Coatings, Adhesives, Sealants and Inorganic Basic Chemicals – state-of-the-art technologies and production processes are used to implement new products and applications in close cooperation with our customers and external partners.
For example, our Polycarbonates business unit strives to develop new formulations and applications for its products and constantly improve its manufacturing processes. We are currently working further on the optimization of our new polycarbonate melt manufacturing process.
In product development, we focus our activities on developing new blends, refining material for optical data storage, developing modified base materials for polycarbonate sheets and modifying the surface of polycarbonates using various coating technologies. Examples include the further development of our Bayblend® FR series and Makrolon® with improved flame-resistant properties for the electronics and automotive industries. In the area of polycarbonate films, we are developing value added films (comprising new resins as well as surface-modified films) to enter new market segments such as soft touch coated Makrofol® films for interior parts used in the automotive industry and mobile phone housings.
The main areas of innovation in the Polyurethanes business unit are currently the development of new or improved polyether polyol types and blends as well as the improvement of manufacturing processes. Polyurethanes concentrates its research and development efforts with respect to aromatic isocyanates on improving existing products and technologies for their manufacture. Our tdi facility in Caojing, China, which is planned to come on stream in 2009, will use such improved manufacturing processes.
In product development, we focus our activities on extending the applications for new composite materials. We also work to improve flame resistance and thermal insulation properties. We develop other materials for durability aspects using various technologies. Examples here include the development of Multitec® for use in bathtubs as well as hoods and fenders for agricultural vehicles.
The Coatings, Adhesives, Sealants business unit focuses its research and development activities on developing polyurethane raw materials for the formulation of high performance coatings, adhesives and sealants, such as aliphatic and aromatic polyisocyanates and resin components. An important area of research is raw materials for waterborne and thus more environmentally friendly coatings systems. We are also working together with the u.s. company InPhase Technologies on the development of new photoactive polymers for holographic data-storage applications. InPhase’s first generation product by the name of Tapestry® will be a memory storage medium holding 300 gb of data. In collaboration with the British coatings manufacturer E. Wood, we are developing a polyurea system based on a special aliphatic polyisocyanate. This new formulation is used for the rehabilitation of drinking water pipes.

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The bulk of research and development activities conducted by the Thermoplastic Polyurethanes business unit consists of developing high performance thermoplastic polyurethane resins and films, such as highly uv-stable and transparent grades for foils in solar modules.
The processes and plants of our Inorganic Basic Chemicals business unit, which supply MaterialScience with chlorine and inorganic intermediates, are continuously enhanced and optimized while keeping in mind environmental compatibility. The main area of innovation in chlorine production is currently the development of the oxygen depolarized cathode (odc) to significantly reduce power consumption. We intend to use this technology to supply the isocyanate production in Caojing, China, with chlorine beginning in 2008.
To exploit profitable business opportunities for the future, the New Business section of MaterialScience constantly tracks and evaluates new technological and market trends. The most promising ideas are channeled into research and development projects. These projects are then either implemented in cooperation with the business units or developed within independent companies as part of the so-called greenhouse concept. In 2006, for example, the start-up enterprise lyttron was established for the production of three-dimensional molded electroluminescent films. Our internal activities are supplemented by collaborations with universities, institutes and start-up companies around the world.
Bayer Technology Services
For engineering and technological issues, particularly in the area of process technology, all subgroups work closely together with Bayer Technology Services. This service company develops innovative technology platforms for the Bayer Group, helping the subgroups to sustain their performance. These enabling technologies shorten development times and support the manufacture of new products, system solutions and production processes in the subgroups.
A strategic core element in this connection is international insourcing, which involves the acquisition of know-how. This ranges from country-specific expertise in the implementation of capital expenditure projects through the global exploitation of innovations and public research funding to the recruitment of top international experts and the establishment of collaborations with other companies and research institutes.
Bayer Innovation
Innovation topics outside of the subgroups’ core activities are investigated, evaluated and developed into feasible new businesses for the Bayer Group by Bayer Innovation GmbH (big). big’s goal is to incorporate Bayer’s core competencies in the fields of health care, nutrition and materials into projects that complement the company’s business portfolio, and to facilitate access to new growth markets.
One example of this is the manufacture of plant-made pharmaceuticals (pmp). big is charged with coordinating the Bayer Group’s pmp activities. Through the acquisition in January 2006 of biotech company Icon Genetics AG, big possesses a pmp technology platform that enables us to offer market-oriented solutions for the biopharmaceutical business through magnicon® technology. The full potential of this technology platform is being evaluated in close cooperation with Bayer HealthCare, Bayer CropScience, Bayer MaterialScience, Bayer Technology Services and external partners.

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Sustainable Development
We steer the sustainable alignment of the Bayer Group on the basis of our mission statement, values and leadership principles. Our existing committees for sustainable development and for health, safety and environmental issues continued their work in 2006, developing a Group-wide Sustainable Development Policy that is enacted through corporate directives and positions, our voluntary commitments and our sustainable development performance management system. It applies in all countries and regions of the world in which Bayer is present. The subgroups and service companies are charged with implementing this policy on a day-to-day basis.
Our performance management efforts are brought together in the Sustainable Development Program 2006+, which combines the objectives of the subgroups and service companies and is divided into several fields of activity, including Innovation, Product Stewardship, Excellence in Corporate Management, Social Responsibility and Responsibility for the Environment. Within these fields, specific measures are assigned to each goal to ensure that they are realized on schedule.
During the reporting period, we matched or further improved most of the key performance indicators. There was an increase in environmental and transportation incidents. These incidents have been analyzed and evaluated, and the resulting measures are currently being implemented or planned.
We once again adjusted to changing conditions and new requirements in 2006.
For example, we made the necessary preparations for the inclusion of Schering AG’s sites in the collection and evaluation of environmental and safety data for 2006.
We also further improved our reporting. Our Sustainable Development Report, which now appears annually, was published largely on the basis of the “Global Reporting Initiative” (gri) guidelines, receiving the “German Environmental Reporting Award 2006” (dura) from the German Chamber of Certified Accountants. The Sustainable Development Report 2006 is scheduled to appear in May 2007. In 2006 we continued our commitment as an Organizational Stakeholder of the gri, which was established by the United Nations. Since January 2007 a Bayer representative has been a member of the gri’s Stakeholder Council, which decides on the initiative’s strategy and policy.
We renewed our commitment to the global Responsible Care initiative of the chemical industry with the signing by our Management Board Chairman of the Responsible Care Global Charter of the International Council of Chemical Associations (icca) in January 2006. Our revised Position on Responsible Care has been confirmed by our subgroups and service companies.
It is important to us to participate in the shaping of framework conditions. Bayer is keenly involved in both national and international debates on environmental and consumer protection strategies and regulations. With our commitment to product stewardship, we also support the goals of the e.u. chemicals policy (reach) to ensure the safety of everyone who comes into contact with our products throughout their life cycle, as well as to further improve consumer safety and environmental protection. That is why we participated constructively in the revision of the e.u. chemicals policy with our own proposals for balancing environmental protection and consumer protection with competitiveness. We also initiated a process aimed at preparing our company for reach.

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Sustainable Development
We endorse the goals of the e.u. strategy for improving health and the environment (scale), which focuses particularly on children’s health. However, it is essential that all relevant influencing factors, and especially genuine health problems, be taken into account. The scientific assessment of risks must remain the basis for decision-making, and existing regulations should be kept in mind.

Category	Key Performance Indicator	2005 [1]	2006[1,2]
Health, Safety and Environment

Health and Safety	Industrial injuries to Bayer employees resulting in at least one day’s absence (number of injuries per million hours worked)	2.7	2.8

	Reportable industrial injuries to Bayer employees (number of injuries per million hours worked)	4.0	4.3

	Major environmental incidents	2	8

	Transportation incidents	3	9

Emissions and waste	Greenhouse gases, CO2 equivalents (million metric tons/year)	3.8	3.8

	Volatile organic compounds (VOC) (thousand metric tons/year)	3.4	2.9

	Total phosphorus in waste water (thousand metric tons/year)	0.7	0.8

	Total nitrogen in waste water (thousand metric tons/year)	0.6	0.7

	Total organic carbon (TOC) (thousand metric tons/year)	1.5	1.5

	Hazardous waste generated (million metric tons/year)	0.4	0.3

	Hazardous waste landfilled (million metric tons/year)	0.2	0.1

Use of resources	Water use (million m3/day)	1.2	1.2

	Energy use (petajoules [10[15] joules]/year)	82	91

Employees and Society

Diversity and opportunity	Percentage of women in Bayer Group senior management [3]	3.9	3.8

	Number of nationalities in Bayer Group senior management [3]	17	17

Training and development	Training costs in percent of personnel expenses	2.3	2.2

Employment	Number of employees by region as of December 31 (permanent and temporary)

	Europe	45,700	57,800

	North America	13,100	17,200

	Asia/Pacific	13,200	17,300

	Latin America/Africa/Middle East	10,600	13,700

2005 figures restated

[1]	excluding H.C. Starck, Wolff Walsrode and the Diagnostics Division

[2]	including Schering AG as of June 23, 2006

[3]	At year end 2006 no former Schering employees had yet been named to the Bayer Group Leadership Circle.
Biotechnology and nanotechnology offer enormous potential for essential products and applications in the areas of health care, nutrition and environmental protection. For example, biotechnology opens up new options for the efficient and targeted manufacture of renewable raw materials. The statements contained in our Position on Responsible Care also apply to the use of biotechnology and nanotechnology at Bayer. This means in particular that safety and environmental protection have the same standing as quality and cost-effectiveness. In the field of nanotechnology, we are involved in the “Nanocare” and “tracer” safety research projects of the German Ministry of Education and Research.

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Working for climate protection
Climate change is a major global challenge. Bayer is facing up to this challenge and intensifying its efforts to improve its greenhouse gas emissions profile. In this context, we see various ways to contribute to reducing carbon dioxide emissions. We support new technologies and research projects that promote the development of biofuels and the use of biomass, for example, in technical applications. In our own production operations we use innovative process technologies that reduce direct carbon dioxide emissions, one example being the conversion of our chlorine electrolysis plants from the amalgam to the modern membrane process. We offer products that contribute to significantly reducing energy consumption, such as our polyurethanes used as thermal insulation materials in buildings or refrigerators. Also of note is the technology transfer we facilitate through direct investment in countries such as China. The application of ultra-modern technologies there reduces greenhouse gas emissions in the country that is currently registering the world’s fastest economic growth.
At the European level we advocate an emissions trading system that does justice both to the interests of industry and the need to protect the Earth’s climate.
In the United States, Bayer Corporation is voluntarily taking part in the emissions trading program of the Chicago Climate Exchange (ccx) and committed to reduce its greenhouse gas emissions by one percent a year between 2003 and 2006. This goal was significantly exceeded and it is planned to extend the commitment through 2010.
We represent our positions in numerous industry associations, initiatives and organizations that work for sustainable and responsible development, such as the United Nations’ Global Compact network, the World Business Council for Sustainable Development (wbcsd), the German sustainable development forum “econsense” and the csr Alliance for the implementation of the e.u. sustainable development strategy. We are also active in the business leadership initiative “3 c: Combat Climate Change,” as well as in the Climate Change Dialogue organized by globe International.
Sustainable investment
Bayer stock is included in various indices and investment funds that focus on companies with a responsible corporate policy.
The company’s shares have been included in the Dow Jones Sustainability Index World (djsi World) continuously since it was established in 1999. Bayer stock has also been listed in the European Dow Jones Sustainability Index stoxx (djsi stoxx) since its inception in 2001. Furthermore, our shares been included in the benchmark sustainability indices of the ftse4 Good series since it was launched by the Financial Times and the London Stock Exchange in 2001. Analysts at the Storebrand Principal Fund recently again rated Bayer as one of the top companies in its peer group, awarding it the ranking “Best in Class – Environmental and Social Performance.” In addition, our shares were again listed in the French aspi Eurozone Index in 2006. As in 2005, Bayer was last year named “Best in Class” as one of the world’s leading companies in the area of climate protection. Consequently, the company is once again listed in the Climate Leadership Index – the world’s first climate protection index – and was rated best in its industry sector. This was announced by the investor group Carbon Disclosure Project (cdp) on September 18, 2006 in New York.

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Corporate Social Responsibility
Bayer again underscored its role as a good corporate citizen in 2006 with a number of activities in the fields of education and research, environment and nature, health and social needs, and sports and culture. We improved the content of these programs and expanded them to include additional countries. We also launched various new initiatives.
Bayer und National Geographic, the world’s largest non-profit science organization, came together in 2006 to commit €250,000 through the Global Exploration Fund in support of nine research projects aimed at protecting drinking water. In field studies in all regions of the world, scientists are undertaking water studies and investigating the recovery and treatment of water. In connection with our Making Science Make Sense program, more than 1,200 Bayer employees in the United States, the United Kingdom, Ireland, Japan and, since 2006, France are supporting scientific education by regularly volunteering their time to help teach in elementary schools. The various Bayer foundations assist both leading scientists and talented young researchers. In 2006 Professor Alois Fürstner from the Max Planck Institute for Carbon Research in Mülheim an der Ruhr, Germany, received the Otto Bayer Prize for his outstanding achievements in the field of natural substance synthesis. At the end of 2006, a total of 59 students and young people who have completed vocational training programs and were gaining career experience outside Germany were being supported by the Bayer foundations. We signed an agreement with Tongji University in Shanghai to fund a Chair for Sustainable Development. According to the terms of the agreement, Bayer will provide material and financial funding totaling us$ 1 million for an initial period of five years. To supplement the Endowed Chair, scholarships for outstanding students from both industrial and developing nations and suitable projects are planned. The company has also agreed to contribute its scientific and technical expertise to the teaching programs.
Bayer also supported the United Nations Environment Programme (unep) in the organization of a global children’s environmental conference from August 26 to 30, 2006 in Putrajaya, Malaysia, providing personnel, material and financial resources. Furthermore, the company provided funding to help develop the structures for the United Nations’ global youth environmental activities through the establishment of additional regional networks for young environmentalists in Asia and the organization of the first ever youth environmental conferences in Latin America and Africa. The Young Environmental Envoy Program, which in 2006 saw Bayer again invite about 50 young people from Asia, Latin America, Africa and eastern Europe to attend a week-long study trip to Germany, was expanded to include Malaysia and Vietnam – increasing to 16 the number of participating countries. The company spent a total of €1 million last year on activities organized in the context of its partnership with unep, including a global children’s painting competition, a photographic competition in eastern Europe and the publication of the environmental magazine Tunza. At a news conference held in Leverkusen on March 20, 2006, Bayer and unep drew a positive balance of the partnership’s first two years.
In Colombia we launched the “Ludoteca” (play bus) project in 2006. Bayer employees tour the country in a bus together with experts from the child protection organization “Día del Niño” (Day of the Child), each month giving an average of 2,000 socially disadvantaged children what is usually their only opportunity to play. The aim is to use play

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as a means of teaching the children important physical, intellectual and social skills. In India, too, we launched initiatives aimed at protecting children. Bayer CropScience works together with Naandi Foundation in the fight against child labor and poverty. The two partners see educational qualifications and vocational training as the key to improving the quality of life over the long term. Bayer CropScience therefore particularly supports the reintegration into education of children who have previously been employed in agriculture. On behalf of Bayer, Naandi Foundation has set up several Creative Learning Centers in which about 700 children are now being prepared to attend regular schools. Bayer CropScience also supports continuing education for teachers at the state-run village schools and provides teaching materials for scientific curricula.
In 2006 we facilitated family planning options for many people in the world’s less affluent regions by supplying contraceptive systems for sale at cost price. In cooperation with state and social organizations worldwide, we provided about 60 million cycles of oral contraceptives and roughly 10 million units of injectable contraceptives, as well as implants and intrauterine systems, and organized accompanying information campaigns.
Last year again, Bayer provided rapid assistance to people in emergency situations. In May we made available medicines, food, drinking water, clothing and financial support with a total value of €500,000 for victims of the earthquake on the Indonesian island of Java. Bayer HealthCare donated shipments of its Cipro® antibiotic with a wholesale value of more than us$ 25 million to the aid organization map (Medical Assistance Programs) International for distribution to hospitals in the world’s poorest countries.
Bayer has been a main sponsor of the German Association for Disabled Sports (dbs) since 2000. In 2006 we extended this commitment for a further year.

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Compensation Report
The members of the Board of Management receive a fixed salary, composed of a base salary and a fixed supplement. Additionally, remuneration in kind and other benefits, and variable compensation are granted. The variable compensation comprises a variable bonus and the possible payments resulting from participation in long-term stock-based compensation programs. Since 2005, the variable bonus for a given year is tied to the attainment of the Group target based on ebitda. For the year 2006, the variable bonus is calculated partly according to the Group’s ebitda margin before special items, and partly according to the average target attainment of the HealthCare, CropScience and Material-Science subgroups. The latter is based mainly on the subgroups’ target attainment measured by ebitda before special items as well as on a qualitative appraisal in relation to the market and competitors.
The direct remuneration of members of the Board of Management in 2006 amounted to €8,143,822 (2005: €7,064,828), comprising €2,260,400 (2005: €1,985,580) in base salaries and €1,096,556 (2005: €837,073) in fixed supplements, €4,644,475 (2005: €4,085,754) in variable bonuses plus €142,391 (2005: €156,421) of remuneration in kind and other benefits. Remuneration in kind mainly consists of values assigned to certain benefits in kind in accordance with German taxation guidelines, such as on the use of company cars.
Members of the Board of Management were permitted to participate in a cash-settlement-based stock option program, offered through 2004, if they placed their personal investment in Bayer stocks in a special deposit account. Under this previous program, a total of 25,290 instruments with a fair value of €1,806,718 remained outstanding as of December 31, 2006.
Since 2005, the members of the Board of Management have participated in the long-term stock-based compensation program Aspire i (2005 and 2006 tranches). Participation in this program is linked to membership of a Group Leadership Circle, not to the contract of service as a member of the Board of Management. Further details of this program are presented in Note [26.1] “Stock-based compensation.”
The entitlements earned in 2006 relate to the 2006 parts of the respective three-year performance periods of the long-term stock-based compensation programs granted in current and previous years. The changes in the value of previously existing entitlements under long-term stock-based compensation programs that were earned prior to 2006 are shown separately. They result from the upward trend in the price of Bayer stock in 2006. Additionally, the fair value of the stock-based compensation as of the grant date in 2006 is given separately.
The table below shows the remuneration components of those individual members of our Board of Management who actively served in the course of 2006. In 2006, the remuneration of our chief financial officer was raised to recognize the special tasks of this position.

76 Management Report	Bayer Annual Report 2006
Remuneration of the members of the Board of Management

		Werner			Wolfgang
		Wenning	Klaus Kühn	Udo Oels[1]	Plischke[2]	Richard Pott	Total
€

Base salary	2006	748,872	412,236	343,526	343,530	412,236	2,260,400

	2005	748,872	412,236	412,236	—	412,236	1,985,580

Fixed supplement	2006	325,132	316,366	142,205	142,206	170,647	1,096,556

	2005	325,132	170,647	170,647	—	170,647	837,073

Variable bonus	2006	1,525,086	1,034,615	567,335	689,745	827,694	4,644,475

	2005	1,554,615	843,713	843,713	—	843,713	4,085,754

Remuneration in kind and other benefits	2006	47,926	35,571	9,594	18,163	31,137	142,391

	2005	40,169	35,266	41,942	—	39,044	156,421

Directly effected remuneration	2006	2,647,016	1,798,788	1,062,660	1,193,644	1,441,714	8,143,822

	2005	2,668,788	1,461,862	1,468,538	—	1,465,640	7,064,828

Stock-based compensation entitlements earned in the respective year	2006	820,514	480,609	538,181	193,188	461,939	2,494,431

	2005	495,504	285,748	285,748	—	284,248	1,351,248

Change in value of existing entitlements	2006	339,733	229,617	104,125	66,262	164,952	904,689

	2005	169,289	99,693	99,693	—	98,055	466,730

[1]	until April 28, 2006

[2]	effective March 1, 2006
The fair value of the stock-based compensation as of the grant dates for 2006 and 2005, respectively, is shown in the following table. The entitlements earned in 2006 under the 2006 and 2005 stock-based compensation are included in the preceding table under “stock-based compensation entitlements earned in the respective year.”

		Werner			Wolfgang
		Wenning	Klaus Kühn	Udo Oels[1]	Plischke[2]	Richard Pott	Total
€

Fair value of newly granted stock-based compensation as of grant date	2006	268,113	181,886	40,419	117,597	145,509	753,524

	2005	253,636	137,652	137,652	—	137,652	666,592

[1]	until April 28, 2006

[2]	effective March 1, 2006
Pension provisions for the current members of the Board of Management amounted to €29,564,478 (2005: €32,218,996). Active members of the Board of Management are entitled to receive a pension from the age of 60 in an annual amount equal to at least 30 percent of the last yearly fixed salary. This percentage increases depending on years of service as a Board of Management member and, according to the inception of the respective service contract, is capped between 60 and 80 percent. We refer to the maximum such percentage a member of the Board of Management can reach as his final target pension level.

Bayer Annual Report 2006	Management Report 77
Compensation Report
We currently pay former and retired members of the Board of Management a monthly pension equal to 80 percent of the last monthly base salary received while in service. The pensions paid to former members of the Board of Management or their widows are normally reassessed every three years and adjusted taking into account the development of consumer prices. These amounts are in addition to any amounts they receive as a result of their participation in the Bayer pension plan described below. The current service cost for pension entitlements of those individual members of our Board of Management who actively served in the course of 2006 was as follows:

		Werner			Wolfgang
		Wenning	Klaus Kühn	Udo Oels[1]	Plischke[2]	Richard Pott	Total
€

Current service cost for pension entitlements earned in the respective year	2006	398,564	1,651,294	—	1,644,517	233,284	3,927,659

	2005	311,158	420,046	—	—	186,600	917,804

[1]	until April 28, 2006

[2]	effective March 1, 2006
For active Board of Management members a general severance indemnity clause, with the following main elements applies:
If a member of the Board of Management is not offered a new service contract upon expiration of his existing service contract because he is not reappointed to the Board of Management, or if the member is removed from the Board of Management in the absence of grounds for termination without notice, he will receive a monthly bridging allowance amounting to 80 percent of his last monthly fixed salary for a period of 60 months from the date of expiration of his service contract less the period for which the Board of Management member was released from his duties on full pay. Special arrangements apply in the event of a change of control; for details see page 56 f.
Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,924,768 (2005: €10,323,009). Pension provisions for former members of the Board of Management and their surviving dependents amounted to €117,866,846 (2005: €115,972,457).
There were no loans to members of the Board of Management outstanding as of December 31, 2006, nor any repayments of such loans during the year.

78 Management Report	Bayer Annual Report 2006
Compensation of the Supervisory Board
The compensation of the Supervisory Board is based on the provisions of the Articles of Incorporation, the current version of which was adopted by the stockholders at the Annual Stockholders’ Meeting on April 29, 2005. This provides that, in addition to reimbursement of their expenses, each member of the Supervisory Board receives fixed annual remuneration of €60,000 and a variable annual remuneration component. The variable remuneration component is based on corporate performance in terms of the gross cash flow reported in the Group financial statements for the fiscal year. The members of the Supervisory Board receive € 2,000 for every € 50,000,000 or part thereof by which the gross cash flow exceeds €3,100,000,000, but the variable component for each member may not exceed €30,000. In accordance with the provisions of the German Corporate Governance Code, additional remuneration is paid to the Chairman and Vice Chairman of the Supervisory Board and for chairing and membership of committees. The Chairman of the Supervisory Board receives three times the basic remuneration, while the Vice Chairman receives one-and-a-half times the basic remuneration. Members of the Supervisory Board who are also members of a committee receive an additional one quarter of the amount, with those chairing a committee receiving a further quarter. However, no member of the Supervisory Board may receive total remuneration exceeding three times the basic remuneration. If changes are made to the Supervisory Board and its committees during the fiscal year, members receive remuneration on a pro-rated basis. No remuneration or benefits were paid for personal services, in particular, the provision of consultancy or intermediary services. The Company has purchased insurance for the members of the Supervisory Board to cover their legal liability arising from their service on the Supervisory Board.
In addition to their remuneration as members of the Supervisory Board, those employee representatives who are employees of Bayer Group companies receive compensation unrelated to their service on the Supervisory Board. The total amount of such compensation was €647,813.
There were no loans to members of the Supervisory Board outstanding as of December 31, 2006, nor any repayments of such loans during the year.
The remuneration of the individual members of the Supervisory Board is shown in the table in the Corporate Governance Report on page 16.

Bayer Annual Report 2006	Management Report 79
Risk Report
Risk management
Business operations necessarily involve opportunities and risks. Effective risk management is therefore a key factor in maintaining the company’s value over the long term.
The management of opportunities and risks at Bayer is an integral part of the Group-wide corporate governance system, not the task of one particular organizational unit. Key elements of the risk management system are the planning and controlling process, Group regulations and the reporting system. In regular conferences the company’s results and its potential opportunities and risks are discussed, and targets and necessary actions are agreed upon.
The Bayer Group implemented the requirements of section 404 of the Sarbanes-Oxley Act regarding the system of internal controls. Please refer to the Corporate Governance report on page 14 ff. for more information.
Corporate Auditing monitors the effectiveness of, and compliance with, the internal management and control system. The effectiveness of the risk management system is audited at regular intervals.
In addition, within the year-end audit the external auditor issues an opinion on the risk management system and briefs the Group Management Board and the Supervisory Board on the outcomes of these evaluations. These outcomes are taken into account in the continuing enhancement of our risk management system.
To counter risks arising from legal or other requirements, we make our decisions and engineer our business processes on the basis of comprehensive legal advice provided both by our own experts and by acknowledged external specialists.
We have purchased insurance coverage – where it is available on economically acceptable terms – in order to minimize the financial impact of possible compensation claims. The level of this coverage is continuously re-examined.
Overall business risks
Pharmaceutical product prices are subject to regulatory controls in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products have the economic power to exert substantial pressure on prices. Price controls limit the financial benefits of growth in the pharmaceutical segment and the introduction of new products.
Sales of our crop protection products are particularly subject to weather conditions and fluctuations in crop prices. In addition, the increasing use of plant biotechnology could reduce market demand for some of our agrochemical products.
The performance of our MaterialScience subgroup is affected by cyclicality of the industries in which they operate. Low periods in the business cycles are characterized by decreasing demand and excess capacity, leading to price pressure and intense competition. This may result in volatile operating margins across the business cycle and to operating losses in these businesses. Expectations of growth, especially in Asian economies, encourage producers to increase their production capacities. Future growth in demand may not be sufficient to absorb those capacity additions without significant downward pressure on prices.

80 Management Report	Bayer Annual Report 2006
The early identification of economic trends or regulatory changes forms a particularly important part of our business management. Our analyses of the global economy and forecasts of medium-term economic development are documented in detail on a quarterly basis and used to support operational business planning. For a summary forecast, see Future Perspectives – Economic Outlook.
Product development risks
The Bayer Group’s competitive positions, sales and earnings depend significantly on the development of commercially viable new products and production technologies. We therefore devote substantial resources to research and development. Because of the lengthy development processes, technological challenges, regulatory requirements and intense competition, we cannot assure that all of the products we are currently developing, or may begin to develop in the future, will actually reach the market or achieve commercial success in a timely manner.
Our life science segments are subject to particularly strict regulatory regimes. Increasing regulatory requirements, such as those governing clinical or (eco-) toxicological trials, may increase product development costs and the time it takes to bring new products to market.
Adverse effects of our products that may be discovered after regulatory approval or registration despite thorough prior testing may lead to a partial or complete withdrawal from the market, due either to regulatory actions or our voluntary decision to stop marketing a product.
To ensure an efficient and effective use of resources, Bayer has implemented an organizational structure and process organization comprising functional departments, working groups and reporting structures to monitor internal research and development projects.
Patent risks
We are involved in lawsuits to enforce patent rights in our products. In particular, generic drug manufacturers may seek marketing approval for pharmaceutical products currently under patent protection by challenging the validity or enforceability of a patent. We may also be required to defend ourselves against charges of infringement of patent or proprietary rights of third parties.
When one of our patents expires, or if a patent defense is unsuccessful, we are likely to face increased competition from generic products entering the market.
To minimize the risk of infringement of our patents, our legal department regularly reviews the patents situation in conjunction with the relevant functional departments and watches for potential patent infringement attempts by other companies so that legal action can be taken if necessary.
Procurement market risks
Our MaterialScience subgroup uses significant amounts of petrochemical raw materials and energy in its manufacturing processes. The prices of raw materials and energy vary with market conditions and may be highly volatile. There have been in the past, and may be in the future, periods during which we are not able to pass along the full amounts of any cost increases to our customers.
We purchase strategic raw materials on the basis of long-term contracts with multiple suppliers wherever possible. Supply agreements are centrally negotiated to achieve more favorable prices and supply terms for the Group as a whole.

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Risk Report
Operational risks
Production at some of our manufacturing facilities could be adversely affected by occurrences such as technical failures or disruptions to raw material deliveries. In particular, our biological products business employs complicated production processes that are more likely to experience disruption. For this reason all production processes and material inputs are tested continuously by the relevant functional departments.
The Bayer Group is increasingly dependent on information technology systems to support business processes as well as internal and external communications. Despite all technical precautions, any significant disruption of these systems may result in loss of data and/or impairment of production and business processes.
From time to time, we acquire all or a portion of an established business and combine it with our existing business units. Integration of existing and newly acquired businesses requires difficult decisions, e.g. regarding staffing levels and reengineering of business processes, which are critical for a successful integration of the acquired business and realization of planned synergies. All such acquisitions are supported by integration teams.
Furthermore, in the European Union a new regulation on chemicals (Registration, Evaluation, Authorization of Chemicals, reach) was adopted in December 2006 that becomes effective in June 2007. It could trigger a significant increase in administration and in the testing and assessment of all chemicals used, leading to increased costs and reduced operating margins for some product. All subgroups launched reach implementation projects to coordinate the implementation and avoid/reduce disadvantages for the business.
Product and environmental risks
Bayer‘s operations are subject to the operating risks associated with chemical manufacturing, including risks relating to the packaging, storage and transportation of raw materials, products and wastes. These operating risks have the potential to cause personal injury, property damage and/or environmental contamination, and may result in the shutdown of affected facilities.
Furthermore, the possibility of accidental contamination of our crop protection products or the presence of unintended trace amounts of genetically modified organisms in agricultural products and/or foodstuffs cannot be completely excluded.
We address product and environmental risks by way of suitable quality assurance measures. An integrated quality, health, environmental and safety management system ensures process stability. In addition, we are committed to the international Responsible Care initiative of the chemical industry and report regularly on our own safety and environmental management system.
Exchange rate risks
As a global enterprise, Bayer conducts a significant portion of its operations in foreign currencies. We guard against exchange rate risks by financing our business in local currencies and by hedging with derivative financial instruments that are employed solely for this purpose in line with the respective risk assessments and relevant detailed guidelines. For explanations on the use of derivative financial instruments, see Note [30] to the consolidated financial statements.

82 Management Report	Bayer Annual Report 2006
Risk to pension obligations from capital market developments
Plan assets to cover future pension obligations are comprised of equity, fixed-income instruments, property and other assets. Declining capital returns can have a negative impact on the funding status of our plans. Therefore, additional contributions to the plans could be necessary in order to cover future pension obligations. Additionally, changes in demographic or biometric assumptions (e.g. mortality rates) could also have a negative impact on the funding status. For further details on underfunding of pensions and other post-retirement benefit obligations, see Note [25] to the consolidated financial statements.
To minimize this risk we are increasingly offering defined-contribution pension plans to our employees.
Legal risks
As a global company with a diverse business portfolio, the Bayer Group (including Bayer Schering Pharma AG, which previously was named Schering AG) is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings. (Please note that Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years. The names “Bayer Schering Pharma” or “Schering” as used in this Annual Report always refer to Bayer Schering Pharma, AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively).
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of February 12, 2007, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 1,870 (approximately 1,810 of them in the United States, including several class actions). As of February 12, 2007, Bayer had settled 3,152 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately us$ 1,159 million. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol, on a voluntary basis and without concession of liability. In the United States, five cases have been tried to date, all of which were found in Bayer’s favor.
After more than five years of litigation we are currently aware of fewer than 20 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
In the fiscal year 2006, Bayer recorded a €35 million charge to the operating result in respect of settlements already concluded or expected to be concluded and anticipated defense costs.

Bayer Annual Report 2006	Management Report 83
Risk Report
Since the existing insurance coverage is exhausted, it is possible – depending on the future progress of the litigation – that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and Bayer Corporation and two current and certain former managers. The suit alleges that Bayer violated u.s. Securities Laws By Making Misleading Statements, Prior To The Withdrawal Of Lipobay/Baycol From The Market, About The Product’S Commercial Prospects And, After Its Withdrawal, About The Related Potential Financial Liability. In 2005 The Court Dismissed With Prejudice The Claims Of Non-u.s. purchasers of Bayer AG stock on non-u.s. exchanges. Bayer believes it has meritorious defenses and will defend itself vigorously.
Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under u.s. law. After the settlement with Barr the patent was the subject of a successful re-examination by the u.s. Patent and Trademark Office and of successful defenses in u.s. federal courts. It has since expired.
All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (mdl) proceeding. In 2005 the court had granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the mdl proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend itself vigorously.
Rubber, polyester polyols, urethane:
Proceedings involving product lines of the former Rubber Business Group
A number of investigations and proceedings by the respective authorities in the u.s., Canada and the e.u. concerning alleged anticompetitive conduct involving certain products in the rubber field have been resolved, while others remain pending. In the United States, Bayer AG has paid fines in two cases on the basis of agreements reached with the u.s. Department of Justice. In December 2005, the e.u. Commission imposed a fine of €58,9 million for antitrust violations in the area of rubber chemicals. The respective amount was paid at the end of March 2006. In July and August 2006 the u.s. Department of Justice, the e.u. Commission and the ccb notified Bayer AG that they had closed the respective epdm proceedings. In November 2006 the e.u. Commission closed the proceeding related to br/esbr by imposing fines against several companies and granting full amnesty to Bayer.
Numerous civil claims for damages including class actions are pending in the United States, and proposed class proceedings in Canada, against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, epdm, nbr and polychloroprene rubber (cr). Bayer has reached agreement to settle the bulk of

84 Management Report	Bayer Annual Report 2006
the u.s. actions. The majority of these agreements have received court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. However, as previously reported, Bayer has settled the actions which management believes to be material. In addition, a putative class action against Bayer AG and certain of its subsidiaries, as well as other companies, recently has been filed alleging claims of anticompetitive activities involving two additional rubber products, polybutadiene rubber (br) and styrene butadi-ene rubber (sbr). Respective litigation in Europe is likely.
Proceedings involving polyester polyols, urethanes and urethane chemicals
In Canada an investigation is pending against Bayer for alleged anticompetitive conduct relating to adipic-based polyester polyols. In the United States, Bayer Corporation paid a fine on the basis of an agreement reached with the u.s. Department of Justice in 2004.
A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain polyester polyol, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.
Bayer has reached agreements or agreements in principle to settle certain of the u.s. actions. These agreements or agreements in principle partly remain subject to court approval. These settlements do not resolve all of the pending civil litigations with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits in the United States and Canada involving allegations of price fixing for, inter alia, polyether polyols and certain other precursors for urethane end-use products. In the United States Bayer has settled with a class of direct purchasers of polyether polyols, mdi and tdi (and related systems) representing approximately 75 percent of the direct purchasers, which settlement has been approved by the court. The remaining direct purchasers opted out of this settlement and have the right to bring their own actions. To date no such actions have been brought. In Canada, the class action lawsuit on behalf of direct and indirect purchasers of polyether polyols, mdi and tdi (and related systems) continues. In February 2006 Bayer was served with a subpoena from the u.s. Department of Justice seeking information relating to the manufacture and sale of this product.
Impact of these antitrust proceedings on Bayer
Excluding the portion allocated to lanxess, the provisions with respect to the described civil proceedings were reduced from €285 million in 2005 to €129 million as of December 31, 2006, due to settlement payments.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above, beyond the amounts already paid and the financial provisions already established, is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges, which are currently not quantifiable, will become necessary.

Bayer Annual Report 2006	Management Report 85
Risk Report
Proceedings involving genetically modified rice
Since August 2006, Bayer CropScience lp is party to multiple lawsuits, including putative class actions, filed in u.s. federal and state courts by rice farmers and resellers. Plaintiffs allege that they have suffered economic losses after traces of the genetically modified rice event llrice 601 were identified in samples of conventional long-grain rice grown in the u.s. This is alleged to have led to various commercial damages, including a decline in the commodity price for long-grain rice, costs associated with restrictions on imports and exports, and costs to secure alternative supplies. All the actions pending in federal court were consolidated in December in federal district court in Missouri in a multidistrict litigation (mdl) proceeding.
After technological development, llrice 601 had been further tested in cooperation with third parties, including a breeding research institute in the u.s. However, it was never selected for commercialization. The u.s. Department of Agriculture and the u.s. Food and Drug Administration have stated that llrice 601 does not pose a health risk and is safe for use in food and feed and for the environment. In November 2006, the usda advised that it had deregulated llrice 601. The usda is conducting an investigation in an effort to determine how llrice 601 became present in commercial rice grown in the United States.
Bayer believes it has meritorious defenses and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
Proceedings involving oral contraceptives
Yasmin®: In April 2005, Bayer Schering Pharma filed an anda iv suit against Barr Pharmaceuticals Inc. and Barr Laboratories Inc. in u.s. federal court alleging patent infringement by Barr for the intended generic version of Bayer Schering Pharma’s Yasmin® oral contraceptive product in the United States. In June 2005 Barr filed its counterclaim seeking to invalidate Bayer Schering Pharma’s patent. This lawsuit is currently in the discovery phase.
yaz®: In January 2007, Bayer Schering Pharma received notice from Barr Laboratories, Inc. that it has filed an anda iv application with the u.s. fda seeking approval of a generic version of Bayer Schering Pharma’s yaz® oral contraceptive product. Barr will be prohibited from marketing its generic version until after expiry in March 2009 of the exclusivity period for marketing granted by fda.
Bayer highly values its Yasmin® and yaz® oral contraceptive products and is deeply committed to continuing its leadership position in oral contraception.
Proceedings involving propylene oxide
In May 2006 a u.s. arbitration panel issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their Joint Venture Agreement for the manufacture of propylene oxide. Bayer is seeking to vacate the final award, while Lyondell is seeking to confirm the award as well as obtain pre-award interest. Bayer has established appropriate provisions in this regard.
In addition to seeking to vacate the final award, in January 2007 Bayer filed suit against Lyondell in a u.s. court of justice seeking equitable reformation of an agreement and restitution of certain monies paid or, as a result of the final award, allegedly owing by Bayer to Lyondell in connection with the panel award.

86 Management Report	Bayer Annual Report 2006
Bayer has separately notified Lyondell of its claim in connection with Lyondell’s affiliate to compensate Bayer for using certain quantities of propylene oxide from Bayer’s share of capacity under the Joint Venture. This dispute is proceeding to binding arbitration.
Proceedings involving syringe injectors and related products
In November 1998, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed suit against Bayer Schering Pharma AG’s Medrad subsidiary alleging that some of Medrad’s front load syringe injections infringe four patents held by Liebel-Flarsheim. In October 2005, the court ruled in favor of Medrad. The ruling stated that the Medrad products would have infringed the patents of Liebel-Flarsheim if those patents were valid, but then held all four of those patents to be invalid. Each party is appealing the material portions of the ruling unfavorable to it. In September 2004 Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a second suit alleging that a further product of Medrad infringes the same group of four patents. Based on the October 2005 decision in the first case the court also dismissed this case in October 2005, but again each party appealed the material portions of the ruling unfavorable to it.
The plaintiffs in these cases have also filed two additional declaratory judgment actions against Medrad. Medrad separately has brought suit against Liebel-Flarsheim alleging that a Liebel-Flarsheim mr syringe injector infringes a patent held by Medrad.
Bayer believes it has meritorious arguments in all proceedings and intends to defend itself vigorously against any claim raised.
Patent and contractual disputes:
In the u.s. Abbott has commenced a lawsuit against Bayer and another party alleging infringement of two of Abbott’s patents relating to blood glucose monitoring devices. This also relates to Ascensia® Contour® Systems which are supplied by a Japanese manufacturer. The manufacturer is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed for a substantial portion of all such costs and liability, if any.
Limagrain Genetics Corporation has filed suit against Bayer – as legal successor to Rhône-Poulenc – for indemnity against liabilities to third parties arising from breach of contract.
In another dispute, Bayer has filed suit against several companies in the u.s. alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.
Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.
Product liability and other litigation:
Legal risks also arise from product liability lawsuits other than those concerning Lipobay/ Baycol. Numerous actions are pending against Bayer seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with hiv or hcy (hepatitis c virus) through blood plasma products. Further actions have been filed by u.s. residents who claim to have become infected with hcv.

Bayer Annual Report 2006	Management Report 87
Risk Report
Bayer, together with other manufacturers, wholesalers and users, is a defendant in Alabama, United States, in cases seeking damages, including one u.s.-wide putative class action, for personal injuries alleging health damages through exposure to diphenylmethane diisocyanate (mdi) used in coal mines.
Bayer, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
The shareholder resolution on the domination and profit and loss transfer agreement between Bayer Schering Pharma AG and Bayer Schering GmbH passed at the Extraordinary Stockholder’s Meeting held on September 13, 2006 is subject to legal challenges. Dissenting stockholders are seeking to have the stockholder resolution set aside or to have it declared null and void. Several stockholders have indicated proceedings asking the court to review the adequacy of the costs compensation (Abfindung) and of the guaranteed dividend (Ausgleich). Bayer Schering GmbH has commenced special proceedings (Freigabeverfahren) to obtain a judgment that the stockholder actions do not prevent registration of the domination and profit and loss transfer agreement and that any defects of the stockholder resolution do not affect the validity of the registration. One stockholder has brought a suit in Berlin, Germany, seeking to have registration of the agreement in the Commercial Register removed (Amtslöschungsverfahren).
A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to completely indemnify Bayer.
Bayer, among others, is named as a defendant in a putative nationwide class action pending in federal court in North Carolina, United States, which alleges violations of antitrust laws in the marketing of a certain pest control product (Premise®).
Bayer believes it has meritorious defenses in these product liability and other proceedings and will defend itself vigorously.
Liability considerations following the lanxess spin-off
The liability situation following the spin-off of the lanxess subgroup is governed by both statutory and contractual provisions. Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and lanxess AG are thus jointly and severally liable for a time period of 5 years for all obligations of Bayer AG that existed on January 28, 2005.
Assessment of the overall risk situation
Compared to the previous year, the overall risk situation did not change significantly in the reporting period. The overall risk assessment is based on a consolidated view of all significant individual risks. At present, no indications of potential individual or aggregated risks have been identified that individually or in combination could endanger the continued existence of the company.

88 Management Report	Bayer Annual Report 2006
Subsequent Events
The divestment of Bayer’s diagnostics business to Siemens for €4.3 billion, which was agreed in June 2006, was completed in January 2007. This amount exceeds the purchase price of €4.2 billion announced in July 2006, mainly because of the transfer of higher working capital. After taxes the divestiture proceeds amounted to about €3.6 billion, which was used to reduce our financial debt.
The Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG resolved on January 17, 2007, to effect a squeeze-out of the remaining minority stockholders. 99.62 percent of the votes cast were in favor of the resolution. The decision means the shares still held by minority stockholders will be transferred to the main stockholder, Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG, in return for cash compensation of €98.98 per share. Unaffiliated dissenting shareholders have brought court actions to have the shareholder resolution set aside or to have it declared null and void.
We sold H.C. Starck to Advent International and The Carlyle Group. With the closing on February 1, 2007, the two financial investors take control of the Goslar, Germany-based producer of metal and ceramic powders, specialty chemicals and components made from engineering ceramics and refractory metals. The antitrust authorities in the United States and the European Union approved the agreed divestiture on November 23, 2006. The transaction volume amounts to roughly €1.2 billion.

Bayer Annual Report 2006	Management Report 89
Future Perspectives
Economic outlook and market opportunities in 2007
For 2007 we expect the global economy to grow at a rate that is considerably faster than the long-term average, although the pace of growth will most likely slow down somewhat at a high level. In our opinion, however, the economic slowdown in the United States will only have a moderate effect on the global economy, as robust growth in other regions such as Europe and the emerging economies of Asia and Latin America is expected to compensate for the weakness in the United States. Although we anticipate that the global economy will maintain its current momentum, risks could result from continuing imbalances in the world economy. It is also very difficult to predict the development of oil prices.
The economic indicators in the United States point to a decline in the pace of growth. We expect the economy there to expand only at a rate comparable to that of the European Union, as growth is likely to be increasingly checked by a more restrictive monetary policy. We anticipate that the u.s. economy will regain momentum in the second half of the year following a temporary period of weakness at the beginning of 2007. Nonetheless, we do see a risk that a progressing cooldown in real estate price trends could have a stronger impact on domestic demand than expected.
In our opinion, the economic upswing in Europe will continue. The business climate indicators point to ongoing robust growth in the euro zone, due particularly to the fact that the economy is now being buoyed more strongly by domestic demand. Private consumption will most likely continue to grow briskly if the labor market situation improves further. Investment activity should remain strong thanks to stable corporate earnings and improvements in efficiency. We expect that the robust economic growth worldwide will continue to sustain European exports. Despite these positive signals, however, we are not overlooking the latent risk that the upswing in the euro zone could lose momentum due to a more restrictive fiscal policy in some countries and growing appreciation in the value of the euro. Furthermore, the stimulating effect of monetary policy is likely to gradually abate. Last but not least, an unexpectedly strong downswing in the u.s. economy could pose an increasing risk to growth in Europe.
We expect growth in Japan to be slightly lower compared to the previous year due to a less expansive fiscal and monetary policy. Export growth is expected to weaken somewhat in view of the anticipated economic downswing in Asia and the United States. Provided capacity utilization remains high, capital spending should remain the driving force for economic expansion, with the result that domestic demand will most likely gain in significance. Consumer demand should increase palpably as a result of rising real wage levels. On balance, economic growth is expected to fall just short of the pace seen in the past two years.
Many of the emerging economies in Asia are expected to be impacted to some extent by the slowdown in u.s. imports. In view of the considerable pace of growth in these countries in recent years, however, it is not believed that the temporary slowdown in exports will have a major effect on economic expansion. We continue to regard the growth outlook as very positive, especially considering that the economy will most likely be buoyed

90 Management Report	Bayer Annual Report 2006
by a sustained expansion of domestic demand. The Chinese economy, on the other hand, will probably grow at a pace similar to that of the previous year. We anticipate that robust consumer demand and strong gains in investment activity will more or less offset the expected decline in foreign demand. However, surplus capacities in some economic sectors could pose risks to the Chinese economy.
We expect economic development in Latin America to remain positive, although the pace of expansion could decline slightly should raw material prices fall and export demand from the United States decrease. Once again, there appear to be varying development trends in this region. Whereas the Brazilian economy is expected to recover slightly, the upswing in Mexico is believed to have peaked in 2006. However, there is concern about political events in some countries – particularly Venezuela and Bolivia – which could jeopardize the region’s development over the long term.
For 2007 we do not expect a major change in the performance of the pharmaceuticals market compared to the prior year. In North America and Europe, specialties such as cancer drugs will spur further growth. However, this will probably not be sufficient to ensure a sustained improvement in the pace of growth in Europe due to planned governmental cost-containment measures. By contrast, continued double-digit sales growth is anticipated in emerging markets such as South Korea, Brazil, Turkey and Russia.
The global crop protection market is expected to expand slightly in 2007. We are optimistic about the trend in this market because demand for plant-based raw materials such as corn, canola, soybeans and cereals has increased sharply due to the drought-related poor harvest yields in 2006 and to strongly growing raw material requirements for bio-diesel and bioethanol production. As a result, the agriculture industry is expected to need larger amounts of fertilizers and crop protection products. In the future we anticipate growing demand for plants that can be used to produce energy.
We again expect a positive trend across the MaterialScience market sectors in 2007, although the extent of this trend will vary from region to region.
In the automotive sector, we are optimistic about a recovery in the United States in 2007, while the downswing in western Europe and Japan will continue. As a considerable production increase is expected in the other major countries and regions, however, this industry sector will most likely perform robustly once again, albeit below the long-term trend.
In the construction industry, a downswing appears to be materializing for 2007 in the United States. We anticipate a further decline in residential construction over the course of the year, while non-residential construction should continue to increase. In our estimation, the remaining regions of the world will post moderate to very positive growth rates as in the previous year.
A slight downswing is anticipated for the electrical and electronics sector in 2007, triggered by stagnation in the United States. In connection with a continuing positive situation in the other regions, satisfactory growth at a rate of double the expansion in the gross domestic product is expected.

Bayer Annual Report 2006	Management Report 91
Future Perspective
Business strategy
The Bayer Group is focusing on the fast-growing, innovation-driven health care, nutrition and high-tech materials businesses in line with its mission statement: “Bayer: Science For A Better Life.” By strategically aligning ourselves to these attractive markets and concentrating on our core competencies, we are able to invest more intensively in growth areas and innovative technologies. We aim to achieve leadership roles and expand our already strong market positions. We will also press ahead with cost-containment and efficiency-improvement efforts in order to further increase the company’s value over the long term. For a detailed description of our financial strategy, please consult the Liquidity and Capital Resources section on page 49 ff.
Bayer HealthCare
Bayer HealthCare’s goal is to match or exceed market growth in all divisions. Our biggest HealthCare segment, Pharmaceuticals, comprises both Specialty Care and Primary Care activities. We aim to position our Pharmaceuticals segment as a strong supplier of products for medical specialists, while at the same time taking advantage of opportunities in the primary care business. We also want to focus more closely on indications in which there is major potential for improving diagnosis and therapy.
The takeover of Schering AG, Berlin, Germany, in 2006 and the establishment of Bayer Schering Pharma AG were key steps in this direction. Our promising Specialty Care portfolio including Kogenate® for hemophilia treatment and Nexavar® for therapy of renal cell carcinoma was considerably expanded and strengthened by the addition of leading products in the fields of gynecology (Yasmin®), diagnostic imaging (Magnevist®) and the treatment of multiple sclerosis (Betaferon®).
Our Primary Care business offers products for general practitioners. We are well represented in the primary care market with our established brands Avalox®/Avelox®, Levitra®, Adalat®, Glucobay® and Ciprobay®/Cipro®. In the United States, our products are marketed through the existing alliance with Schering-Plough. (Please note that Schering-Plough Corporation, New Jersey, and the company acquired by Bayer in June 2006, i. e. Bayer Schering Pharma AG (formerly named Schering AG), Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) The purchase from GlaxoSmithKline of marketing rights for the blood pressure medications Pritor® and PritorPlus® in certain European countries further strengthens our Primary Care business.
Research and development is an important growth driver for our Pharmaceuticals business, which is why this segment accounts for the biggest proportion of r&d spending within the HealthCare subgroup. Life cycle management, inlicensing and cooperation agreements remain important elements of our strategy, as such business development activities supplement our own research efforts and are designed to strengthen our portfolio.
Our Consumer Health segment is comprised of the Consumer Care, Diabetes Care and Animal Health divisions.
The goal of our Consumer Care Division is to expand our leading position in the global over-the-counter (otc) medicines market. Our strategy is primarily aimed at fully exhausting the growth potential of our proven brands such as Alka-Seltzer®, Aspirin®, Aleve®, Rennie®, One-A-Day®, Canesten® and Bepanthen®. We are pursuing a clear course of

92 Management Report	Bayer Annual Report 2006
expansion in fast-growing regions such as eastern Europe and Asia/Pacific, and we aim to further develop our business in new growth segments. We also intend to exploit external growth opportunities through acquisitions and inlicensing. One example of this is the planned acquisition of the otc cough and cold portfolio of the Chinese TopSun group, a transaction we expect to be closed in 2007.
Our Diabetes Care Division aims to enhance its competitive position in the area of blood glucose measurement and diabetes management. To this end, we are expanding our product range by developing new measurement systems and test strips to facilitate even more user-friendly blood sugar monitoring for diabetics. We also aim to expand our portfolio by investing in additional areas of business. We intend to enhance our competitiveness by continuously improving our products, as well as through cost-containment measures and the more efficient use of our resources. Our strategy also includes supplementing our own strengths through strategic partnerships in specific fields of expertise.
In the Animal Health Division we aim to achieve global leadership positions in the livestock and companion animals markets and become a preferred supplier and partner. Our strategy is directed at achieving organic growth by focusing on attractive countries and markets, as well as through the successful life cycle management of existing core brands. Animal Health regularly evaluates options for acquisitions or strategic alliances to supplement our existing product range.
Bayer CropScience
Our CropScience subgroup is active in a very dynamic and challenging market environment. As a research-based company, we see good long-term perspectives for the agriculture sector. Over the next ten years, we expect further market stimulation driven particularly by the introduction of modern, innovative crop protection products and the growing trend toward the use of commercial seed products. We believe that both the seed and crop protection markets can benefit from stronger demand for agricultural products for use in biofuels.
As a leading innovation-driven supplier of products and integrated solutions, CropScience aims to contribute to the production of high-quality food, feed and natural fiber products with its Crop Protection, Environmental Science and BioScience business groups. We seek to develop mutually beneficial, long-lasting and dependable partnerships with our customers and all other interest groups. We manage our business responsibly in keeping with our commitment to sustainable development and in order to achieve profitable long-term growth.
Innovation is the foundation for the further development of our enterprise. The introduction of new active substances replaces older crop protection products and thus gives us the opportunity to place innovative products with an improved performance spectrum and higher value-added on the market. This is an important condition for achieving our profitability goals. Our strict cost management makes a further significant contribution. Through our new cost structure initiative – which should be largely implemented by 2009 – and our ongoing performance enhancement programs, we aim to make Bayer Crop-Science even more efficient in all areas.

Bayer Annual Report 2006	Management Report 93
Future Perspective
In the Crop Protection segment, Bayer CropScience aims to defend its leading market position through a broad regional presence and a balanced portfolio of innovative and highly effective insecticides, fungicides, herbicides and seed treatment products.
We endeavor to achieve this strategic goal by steadily improving our product mix. This includes the continuous market launch of new products from our research and development pipeline, successful life cycle management and the initiation of research in new growth fields.
The Environmental Science, BioScience segment completes the offering of Bayer Crop-Science with products and solutions tailored to specific market needs. Environmental Science makes use of the development and production capacities and the new active substance innovations of Crop Protection. In terms of sales, Environmental Science is one of the world’s leading suppliers of non-agricultural products based on crop protection active ingredients. Our strategy is to further expand this position by developing and marketing high-quality products for private and professional users and by offering tailor-made, customer-oriented innovations. BioScience benefits from the customer base and biological expertise of Crop Protection, bringing to market new seeds and products based on plant biotechnology and modern breeding methods. Through the combination of seed, plant traits and crop protection products, we strive to offer farmers integrated solutions.
BioScience is internationally active in research, development and marketing. Its activities cover three main areas. In the agricultural seed business we focus on our three core crops of cotton, canola and rice. We help to improve the performance and quality of these crops using modern plant breeding and innovative plant biotechnology-based solutions. Our New Business Ventures unit develops novel uses for plants as the basis for producing materials for industrial and consumer applications. In the vegetable seed business, our subsidiary Nunhems is a leading developer and supplier of high-quality seeds. We are pursuing additional growth opportunities in all three areas of BioScience.
Bayer MaterialScience
The Bayer MaterialScience subgroup aims to further expand its global market position. Here we are relying in particular on our technological know-how, new applications for our products in the Materials and Systems segments and the targeted expansion of our presence in the growth markets of Asia.
We intend to further strengthen the world market position of our Materials segment by exploiting the growth potential of our portfolio. Recently completed new capital expenditure projects in Asia underscore our determination to expand our business activities in what is the world’s fastest growing region. We continue to seek opportunities to strengthen our position in the Materials segment, and we intend to enhance this segment’s performance by continuously improving our cost structures and by increasing the efficiency of our research and development operations.

94 Management Report	Bayer Annual Report 2006
The commissioning of the first phase of our world-scale production facility in Asia will help improve the cost efficiency of our Polycarbonates business unit (pcs) and facilitate the use of leading-edge technologies in this growth region. We aim to further expand our capacities in order to meet the growing demand for polycarbonates. Furthermore, we intend to make available sufficient resources for product and applications development in growth areas. In addition to our current expansion course in China, we aim to constantly evaluate business potential in other regions with a view to expanding our market coverage. We plan to strengthen our compounding business through geographic expansion. In the case of semi-finished products such as polycarbonate sheet and film, we are aiming to achieve a higher earnings margin and are therefore placing products with good growth perspectives at the center of our strategy.
Thermoplastic Polyurethanes (tpu) will continue to focus on high-margin, fast-growing products in the future. Through this new alignment, tpu aims to achieve and maintain a higher level of profitability. With the acquisition of the Taiwan-based Ure-Tech Group, which is scheduled for closing in the second quarter of 2007, tpu hopes to capture additional market share in Asia.
We intend to further strengthen the world market position of our Systems segment by exploiting the growth potential of our portfolio. Recently completed new capital expenditure projects in Asia underscore our determination to expand our business activities in what is the world’s fastest growing region. We continue to seek opportunities to strengthen our market position in the Systems segment, and we intend to enhance this segment’s performance by continuously improving our cost structures and by increasing the efficiency of our research and development operations.
The commissioning of the first phase of our world-scale production facility in Asia will help improve the cost efficiency of our Polyurethanes business unit (pur) and facilitate the use of leading-edge technologies in this growth region. We are focusing primarily on quality, as well as on product and process innovation, in order to capture further market share in the fast-growing Asian markets. We intend to cover increasing demand for mdi products through a further expansion of our capacities. In some segments, portfolio management activities are planned to achieve a shift toward higher value products and thus improved profitability.
The Coatings, Adhesives, Sealants business unit is seeking to defend its market position for Basic and Modified Isocyanates (bmi). We intend to meet increasing demand in the growth regions through the expansion of our production capacities. By concentrating more closely on high-margin products, optimizing our portfolio and increasing the use of modern technologies, we aim to achieve higher profitability in our resins activities.

Bayer Annual Report 2006	Management Report 95
Future Perspective
Inorganic Basic Chemicals utilizes state-of-the-art technologies to produce raw materials such as chlorine and sodium hydroxide for the Polyurethanes, Coatings, Adhesives, Sealants, and Polycarbonates business units, as well as for external customers. In order to achieve the highest possible level of cost efficiency and safeguard continuous supply, we are pursuing various strategic options for the in-house production or external procurement of such raw materials, depending on the specific circumstances at our production sites.
The New Business section identifies and evaluates market and technology trends for all MaterialScience business units and converts business ideas into specific projects for the development of new products and applications outside of the company’s existing core business.
Bayer Group sales and earnings forecast
We further improved the Bayer Group’s earning power in 2006. With record highs for underlying ebit and ebitda, an underlying ebitda margin of 19.3 percent (calculated on Group sales) and currency- and portfolio-adjusted sales growth of 5.2 percent, we achieved our operational targets for 2006. We are confident that by building on this foundation we can continue to enhance our operating performance.
In 2007, we aim to boost Group sales by more than 10 percent. Adjusted for portfolio and currency effects, business should expand by about 5 percent. We plan to increase underlying ebitda by more than 10 percent as well, and also slightly improve our underlying ebitda margin.
We expect to incur special charges in the region of €650 million to €700 million for the integration of Schering AG, and between €150 million and €200 million for the restructuring project initiated at CropScience in summer 2006. Special charges for the Group as a whole are likely to come in at between €900 million and €950 million, including some €200 million in write-downs.
To safeguard growth, we are planning capital expenditures of €1.7 billion, including €1.6 billion for property, plant and equipment. We anticipate that depreciation and amortization will total roughly €2.5 billion, with depreciation of property, plant and equipment accounting for €1.2 billion. We plan to spend €2.8 billion on research and development.
By 2009 we aim to achieve an underlying ebitda Margin of approximately 22 percent, provided the market environment for our businesses remains positive and there is no major deviation from our central planning assumptions, such as budgeted exchange rates. This would move Bayer’s profitability into a new order of magnitude.

96 Management Report	Bayer Annual Report 2006
Subgroups’ sales and earnings forecasts
Bayer HealthCare
In 2007 we intend to grow with or faster than the market in all divisions and improve the underlying ebitda margin toward 24 percent. We are also very confident about the performance of our HealthCare business beyond 2007. We believe we can steadily improve the underlying ebitda margin and have set a target of about 27 percent for 2009. Contributing to this will be business expansion along with the synergies from the Schering AG integration.
Bayer CropScience
We currently predict a broadly favorable market environment for our CropScience business in 2007, although it remains to be seen how market conditions will develop in the various regions.
We aim to strengthen our role as a leading innovator in chemical crop protection and thus to grow slightly faster than the market. We aim to further improve our underlying ebitda margin from 21.1 percent in 2006 toward 22 percent, mainly with the help of cost-saving measures and with increased contributions from our new products.
We plan to further improve the underlying ebitda margin through 2009 and believe we can achieve in the region of 25 percent in a normal market environment.
Bayer MaterialScience
MaterialScience plans further volume increases in 2007. We predict a strong start to the new year, with a first-quarter underlying ebitda margin significantly above the fourth quarter of 2006. For 2007 we expect to sustain a good, value-creating earnings level. Reliable longer-term forecasts currently are not possible due to the high volatility of raw material prices.
With its enhanced business portfolio and competitive production structures, we believe MaterialScience can create value even in a difficult market environment by earning an attractive premium over its capital and asset reproduction costs. Under favorable economic conditions, we plan to generate an underlying ebitda margin in excess of 18 percent.

Bayer Annual Report 2006	Consolidated Financial Statements 97
Consolidated Financial Statements

Consolidated Financial Statements

Management’s Statement of Responsibility for Financial Reporting		98

Auditor’s Report		99

Bayer Group Consolidated Statements of Income		100

Bayer Group Consolidated Balance Sheets		101

Bayer Group Consolidated Statements of Cash Flows		102

Bayer Group Consolidated Statements of Recognized Income and Expense		103

Notes to the Consolidated Financial Statements of the Bayer Group

1.	Key data by segment and region	104

2.	General information	106

3.	Effects of new accounting pronouncements	107

4.	Basic principles of the consolidated financial statements	109

4.1	Scope of consolidation and consolidation methods	109

4.2	Foreign currency translation	110

4.3	Basic recognition and valuation principles	110

4.4	Cash flow statement	117

4.5	Procedure used in global impairment testing and its impact	118

5.	Critical accounting policies	119

6.	Segment reporting	129

7.	Changes in the Bayer Group	131

7.1	Scope of consolidation	131

7.2	Business combinations and other acquisitions, divestments and discontinued operations	134

	Notes to the Statements of Income

8.	Net sales	142

9.	Selling expenses	142

10.	Other operating income	143

11.	Other operating expenses	143

12.	Personnel expenses / employees	144

13.	Non-operating result	144

13.1	Income (loss) from investments in affiliated companies – net	145

13.2	Interest expense – net	145

13.3	Other non-operating expense – net	145

14.	Income taxes	146

15.	Income attributable to minority interest	148

16.	Earnings per share from continuing and discontinued operations	149

	Notes to the Balance Sheets

17.	Goodwill and other intangible assets	150

18.	Property, plant and equipment	153

19.	Investments in associates	154

20.	Other financial assets	156

21.	Other receivables	157

22.	Inventories	158

23.	Trade accounts receivable	159

24.	Changes in stockholders’ equity	159

25.	Provisions for pensions and other post-employment benefits	163

26.	Other provisions	173

26.1	Stock-based compensation	174

26.2	Environmental protection	177

26.3	Restructuring charges	178

27.	Financial liabilities	181

28.	Trade accounts payable	184

29.	Other liabilities	184

30.	Financial instruments	185

30.1	Management of financial and commodity price risks	185

30.2	Primary financial instruments	186

30.3	Economic hedges and hedge accounting with derivative financial instruments	186

31.	Commitments and contingencies	188

32.	Legal risks	190

	Notes to the Statements of Cash Flows

33.	Net cash provided by (used in) operating activities	196

34.	Net cash provided by (used in) investing activities	196

35.	Net cash provided by (used in) financing activities	197

36.	Cash and cash equivalents	197

	Other information

37.	Audit fees	198

38.	Related parties	198

39.	Total remuneration of the Board of Management and the Supervisory Board and loans	199

98 Consolidated Financial Statements	Bayer Annual Report 2006
Management’s Statement of Responsibility for Financial Reporting
The consolidated financial statements of the Bayer Group have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein. The same applies to the management report, which is consistent with the financial statements.
Our financial reporting takes place according to the rules issued by the International Accounting Standards Board, London.
Effective internal monitoring procedures instituted by Group management at the consolidated companies along with appropriate staff training ensure the propriety of our reporting and its compliance with legal provisions. Integrity and social responsibility form the basis of our corporate principles and of their application in areas such as environmental protection, quality, product safety, plant safety and adherence to local laws and regulations. The worldwide implementation of these principles and the reliability and effectiveness of the monitoring procedures are continuously verified by our Corporate Auditing Department.
These measures in conjunction with a uniform reporting system throughout the Group ensure that Group companies present the management with an accurate view of their business operations, enabling us to discern risks to our assets or fluctuations in the economic performances of Group companies at an early stage and at the same time providing a reliable basis for the consolidated financial statements and management report.
The Board of Management conducts the business of the Group in the interests of the stockholders and in awareness of its responsibilities toward employees, communities and the environment in all the countries in which we operate. Our declared aim is to deploy the resources entrusted to us in order to increase the value of the Bayer Group as a whole.
In accordance with the resolution of the Annual Stockholders’ Meeting, the Supervisory Board appointed PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as the independent auditor of the consolidated financial statements and of the statements’ compliance with the International Financial Reporting Standards. The scope of the auditor’s report, which appears on the following page, also includes Bayer’s risk management system, audited in light of the German Law on Corporate Supervision and Transparency. The consolidated financial statements, the management report and the auditor’s report were discussed in detail, in the presence of the auditor, by the Audit Committee of the Supervisory Board and at a plenary meeting of the Supervisory Board. The Report of the Supervisory Board appears on page 10 ff of this Annual Report.
The Board of Management

Bayer Annual Report 2006	Consolidated Financial Statements 99
Auditor’s Report
We have audited the consolidated financial statements prepared by Bayer Aktiengesell-schaft, Leverkusen, comprising the income statement, the balance sheet, cash flow statement, statement of recognized income and expenses and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2006 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with the ifrs, as adopted by the e.u., and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 hgb (“Handelsgesetzbuch”: German Commercial Code) are the responsibility of the parent Company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.
We conducted our audit of the consolidated financial statements in accordance with § 317 hgb and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (idw) and additionally observed the International Standards on Auditing (isa). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company’s Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion based on the findings of our audit the consolidated financial statements comply with the ifrs as adopted by the e.u., the additional requirements of German commercial law pursuant to § 315a Abs. 1 hgb and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.
Essen, March 8, 2007
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht)	(V. Linke)
Wirtschaftsprüfer	Wirtschaftsprüfer

100 Consolidated Financial Statements	Bayer Annual Report 2006
Bayer Group Consolidated Statements of Income

	Note	2005	2006
€ million
Net sales	[8]	24,701	28,956

Cost of goods sold		(13,412)	(15,275)

Gross profit		11,289	13,681

Selling expenses	[9]	(5,247)	(6,534)

Research and development expenses		(1,729)	(2,297)

General administration expenses		(1,307)	(1,599)

Other operating income	[10]	775	730

Other operating expenses	[11]	(1,267)	(1,219)

Operating result [EBIT]		2,514	2,762

Equity-method loss	[13.1]	(10)	(25)

Non-operating income		632	931

Non-operating expenses		(1,224)	(1,688)

Non-operating result	[13]	(602)	(782)

Income before income taxes		1,912	1,980

Income taxes	[14]	(538)	(454)

Income from continuing operations after taxes		1,374	1,526

Income from discontinued operations after taxes	[7.2]	221	169

Income after taxes		1,595	1,695

of which attributable to minority interest	[15]	(2)	12

of which attributable to Bayer AG stockholders (net income)		1,597	1,683

Earnings per share (€)

From continuing operations	[16]

Basic*		1.88	2.00

Diluted*		1.88	2.00

From continuing and discontinued operations	[16]

Basic*		2.19	2.22

Diluted*		2.19	2.22

2005 figures restated

*	The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares.

Bayer Annual Report 2006	Consolidated Financial Statements 101
Bayer Group Consolidated Balance Sheets

	Note	Dec. 31, 2005	Dec. 31, 2006
€ million
Noncurrent assets

Goodwill	[17]	2,623	8,227

Other intangible assets	[17]	5,065	15,807

Property, plant and equipment	[18]	8,321	8,867

Investments in associates	[19]	795	532

Other financial assets	[20]	1,429	1,094

Other receivables	[21]	199	165

Deferred taxes	[14]	1,698	1,205

		20,130	35,897

Current assets

Inventories	[22]	5,504	6,153

Trade accounts receivable	[23]	5,204	5,802

Other financial assets	[20]	447	401

Other receivables	[21]	1,421	1,217

Claims for tax refunds		726	581

Cash and cash equivalents	[36]	3,290	2,915

Assets held for sale and discontinued operations	[7.2]	—	2,925

		16,592	19,994

Total assets		36,722	55,891

Stockholders’ equity	[24]

Capital stock of Bayer AG		1,870	1,957

Capital reserves of Bayer AG		2,942	4,028

Other reserves		6,265	6,782

		11,077	12,767

Equity attributable to minority interest		80	84

		11,157	12,851

Noncurrent liabilities

Provisions for pensions and other post-employment benefits	[25]	7,174	6,543

Other provisions	[26]	1,340	1,464

Financial liabilities	[27]	7,185	14,723

Other liabilities	[29]	516	449

Deferred taxes	[14]	280	4,346

		16,495	27,525

Current liabilities

Other provisions	[26]	3,009	3,765

Financial liabilities	[27]	1,767	5,078

Trade accounts payable	[28]	1,974	2,369

Tax liabilities		304	400

Other liabilities	[29]	2,016	3,055

Liabilities directly related to assets held for sale and discontinued operations	[7.2]	—	848

		9,070	15,515

Total stockholders’ equity and liabilities		36,722	55,891

102 Consolidated Financial Statements	Bayer Annual Report 2006
Bayer Group Consolidated Statements of Cash Flows

	Note	2005	2006
€ million
Income after taxes from continuing operations		1,374	1,526

Income taxes		538	454

Non-operating result		602	782

Income taxes paid		(463)	(763)

Depreciation and amortization		1,608	1,913

Change in pension provisions		(501)	(295)

(Gains) losses on retirements of noncurrent assets		(44)	(133)

Non-cash effects of the remeasurement of acquired assets (inventory work-down)		—	429

Gross cash flow		3,114	3,913

Decrease (increase) in inventories		(130)	(155)

Decrease (increase) in trade accounts receivable		211	(201)

(Decrease) increase in trade accounts payable		(117)	130

Changes in other working capital, other non-cash items		149	241

Net cash provided by (used in) operating activities (net cash flow), continuing operations	[33]	3,227	3,928

Net cash provided by (used in) operating activities (net cash flow), discontinued operations	[7.2]	275	275

Net cash provided by (used in) operating activities (net cash flow), total		3,502	4,203

Cash outflows for additions to property, plant, equipment and intangible assets		(1,389)	(1,876)

Cash inflows from sales of property, plant, equipment and other assets		105	185

Cash inflows from divestitures		293	489

Cash inflows from noncurrent financial assets		1,189	850

Cash outflows for acquisitions less acquired cash		(2,188)	(15,351)

Interest and dividends received		451	686

Cash inflows (outflows) from current financial assets		(202)	287

Net cash provided by (used in) investing activities (total)	[34]	(1,741)	(14,730)

Capital contributions		0	1,174

Bayer AG dividend, dividend payments to minority stockholders, reimbursements of advance capital gains tax payments		(440)	(535)

Issuances of debt		2,005	13,931

Retirements of debt		(2,659)	(3,216)

Interest paid		(787)	(1,155)

Net cash provided by (used in) financing activities (total)	[35]	(1,881)	10,199

Change in cash and cash equivalents due to business activities (total)		(120)	(328)

Cash and cash equivalents at beginning of year		3,570	3,290

Change in cash and cash equivalents due to changes in scope of consolidation		(196)	(2)

Change in cash and cash equivalents due to exchange rate movements		36	(45)

Cash and cash equivalents at end of year	[36]	3,290	2,915

2005 figures restated

Bayer Annual Report 2006	Consolidated Financial Statements 103
Bayer Group Consolidated Statements of Recognized Income and Expense

	2005	2006
€ million
Changes in fair values of derivatives designated as hedges, recognized in stockholders’ equity	(15)	(59)

Changes in fair values of derivatives designated as hedges, recognized in the income statement	3	11

Changes in fair values of available-for-sale financial assets, recognized in stockholders’ equity	9	(7)

Changes in actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits, recognized in stockholders’ equity	(1,207)	448

Exchange differences on translation of operations outside the euro zone, recognized in stockholders’ equity	857	(725)

Deferred taxes on valuation adjustments offset directly against stockholders’ equity	470	(148)

Deferred taxes on valuation adjustments, removed from stockholders’ equity and recognized in the income statement	—	3

Valuation adjustments recognized directly in stockholders’ equity	117	(477)

Income after taxes	1,595	1,695

Total income and expense recognized in the financial statements	1,712	1,218

of which attributable to minority interest	6	7

of which attributable to Bayer AG stockholders	1,706	1,211

104 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Notes to the Consolidated Financial Statements of the Bayer Group
1. Key Data by Segment and Region
Segments

€ million	HealthCare
	Pharmaceuticals		Consumer Health
	2005	2006	2005	2006
Net sales (external)	4,067	7,478	3,929	4,246

Change in €	2.7%	83.9%	41.6%	8.1%

Change in local currencies	1.7%	84.5%	40.3%	8.5%

Intersegment sales	58	51	21	7

Other operating income	48	224	48	39

Operating result [EBIT]	475	563	448	750

Gross cash flow	449	1,086	474	634

Capital invested	2,501	18,253	3,498	3,477

CFROI	18.7%	10.5%	13.3%	18.2%

Net cash flow	481	1,053	606	473

Equity-method income (loss)	0	0	0	0

Equity-method investments	4	0	0	0

Assets	3,489	25,860	4,622	4,372

Capital expenditures	142	476	83	100

Depreciation and amortization	188	488	169	146

Liabilities	2,086	3,451	1,366	1,154

Research and development expenses	680	1,257	154	169

Number of employees (as of Dec. 31)	16,800	40,000	11,400	11,400

Regions

€ million	Europe		North America
	2005	2006	2005	2006
Net sales (external) — by market	10,771	12,652	6,496	7,779

Change in €	23.1%	17.5%	12.2%	19.8%

Change in local currencies	22.9%	17.4%	11.3%	19.9%

Net sales (external) — by point of origin	11,655	13,696	6,492	7,776

Change in €	22.3%	17.5%	11.8%	19.8%

Change in local currencies	22.1%	17.5%	10.9%	19.9%

Interregional sales	3,536	4,315	1,485	1,795

Other operating income	397	474	227	98

Operating result [EBIT]	1,167	1,581	767	821

Gross cash flow	1,557	2,495	978	1,016

Equity-method income (loss)	6	1	(17)	(27)

Equity-method investments	440	232	345	297

Assets	18,939	37,255	7,145	7,881

Capital expenditures	497	777	244	398

Depreciation and amortization	980	1,201	419	459

Liabilities	17,091	29,985	4,779	4,928

Research and development expenses	1,193	1,639	445	551

Number of employees (as of Dec. 31)	45,700	57,800	13,100	17,200

Bayer Annual Report 2006 Segments	Notes to the Consolidated Financial Statements of the Bayer Group 105

€ million	CropScience				MaterialScience
			Environmental
	Crop Protection		Science, BioScience		Materials		Systems		Reconciliation		Continuing Operations
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Net sales (external)	4,874	4,644	1,022	1,056	2,837	2,925	6,609	7,236	1,363	1,371	24,701	28,956

Change in €	-1.7%	-4.7%	3.3%	3.3%	28.0%	3.1%	23.6%	9.5%			18.0%	17.2%

Change in local currencies	-4.3%	-5.2%	2.1%	3.7%	27.4%	3.4%	22.8%	9.7%			16.7%	17.4%

Intersegment sales	70	59	13	6	14	25	142	138	(318)	(286)

Other operating income	226	186	35	20	14	17	41	66	363	178	775	730

Operating result [EBIT]	532	384	158	200	514	289	736	703	(349)	(127)	2,514	2,762

Gross cash flow	762	691	202	209	473	364	781	802	(27)	127	3,114	3,913

Capital invested	7,372	7,203	1,477	1,403	2,706	2,789	4,791	4,691	2,848	1,541	25,193	39,357

CFROI	10.7%	9.5%	13.8%	14.5%	19.0%	13.2%	17.1%	16.9%			12.5%	12.1%

Net cash flow	699	748	205	150	466	324	871	957	(101)	223	3,227	3,928

Equity-method income (loss)	0	0	0	0	37	29	(47)	(54)	0	0	(10)	(25)

Equity-method investments	0	0	0	0	208	28	580	504	0	0	792	532

Assets	8,836	7,712	1,591	1,444	2,770	2,742	5,125	4,745	7,493	6,091	33,926	52,966

Capital expenditures	175	156	26	41	304	282	338	471	142	213	1,210	1,739

Depreciation and amortization	494	505	100	77	151	159	320	348	186	190	1,608	1,913

Liabilities	2,668	2,088	369	311	610	597	1,632	1,681	15,970	32,910	24,701	42,192

Research and development expenses	548	500	116	114	70	76	144	151	17	30	1,729	2,297

Number of employees (as of Dec. 31)	15,800	15,000	2,700	2,900	4,700	5,000	9,400	9,900	21,800	21,800	82,600	106,000

Regions			Latin America/				Continuing
€ million	Asia/Pacific		Africa/Middle East		Reconciliation		Operations
	2005	2006	2005	2006	2005	2006	2005	2006
Net sales (external) — by market	4,073	4,610	3,361	3,915			24,701	28,956

Change in €	16.1%	13.2%	16.9%	16.5%			18.0%	17.2%

Change in local currencies	15.2%	15.0%	10.5%	16.0%			16.7%	17.4%

Net sales (external) — by point of origin	3,931	4,410	2,623	3,074			24,701	28,956

Change in €	18.9%	12.2%	15.0%	17.2%			18.0%	17.2%

Change in local currencies	18.0%	14.0%	6.9%	16.5%			16.7%	17.4%

Interregional sales	176	210	172	228	(5,369)	(6,548)

Other operating income	49	46	102	112			775	730

Operating result [EBIT]	436	296	310	204	(166)	(140)	2,514	2,762

Gross cash flow	431	335	265	183	(117)	(116)	3,114	3,913

Equity-method income (loss)	1	1	0	0			(10)	(25)

Equity-method investments	3	3	4	0			792	532

Assets	3,589	3,965	2,351	2,500	1,902	1,365	33,926	52,966

Capital expenditures	380	472	89	92			1,210	1,739

Depreciation and amortization	99	138	56	68	54	47	1,608	1,913

Liabilities	1,047	1,463	992	1,049	792	4,767	24,701	42,192

Research and development expenses	66	80	25	27			1,729	2,297

Number of employees (as of Dec. 31)	13,200	17,300	10,600	13,700			82,600	106,000

106 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
2. General information
The consolidated financial statements of the Bayer Group as of December 31, 2006 have been prepared — pursuant to Section 315a of the German Commercial Code — according to the International Financial Reporting Standards (ifrs) of the International Accounting Standards Board (iasb), London, which are recognized by the European Union, and the Interpretations of the International Financial Reporting Interpretations Committee (ifric), in effect at the closing date.
Bayer Aktiengesellschaft (Bayer AG) is a global enterprise based in Germany. Its business activities in the fields of health care, nutrition and high-tech materials are divided among the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups, respectively. The activities of the various segments are outlined in Note [6].
A Declaration of Conformity with the German Corporate Governance Code has been issued pursuant to Section 161 of the German Stock Corporation Act and made available to stockholders.
The Board of Management of Bayer AG approved the consolidated financial statements of the Bayer Group on February 27, 2007 for submission to the company’s Supervisory Board. They were submitted to the Audit Committee of the Supervisory Board on March 8, 2007 and approved by the Supervisory Board at its meeting on March 12, 2007.
The financial statements of the consolidated companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The financial statements of the individual consolidated companies are prepared as of the closing date for the Group statements.
The Group financial statements are based on the principle of the historical cost of acquisition, construction or production, with the exception of certain items such as available-for-sale financial assets and derivative financial instruments, which are reflected at fair value.
The consolidated financial statements of the Bayer Group are drawn up in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated.
The income statement is prepared using the cost-of-sales method, in which expenses are classified according to their function as cost of goods sold, selling expenses, research and development expenses, general administration expenses or other operating expenses.
In the income statement and balance sheet, certain items are combined for the sake of clarity and explained in the Notes. Assets and liabilities are classified by maturity. They are classified as current if they mature within one year or are held for sale, and as noncurrent if they remain in the Bayer Group for more than one year. Trade accounts receivable and payable, claims for tax refunds, tax liabilities and inventories are always presented as current items, deferred tax assets and liabilities as noncurrent items.
In compliance with ifrs 5 (Non-current Assets Held for Sale and Discontinued Operations), a distinction was made in 2006 between continuing operations and discontinued operations or assets held for sale. The discontinued operations are recognized as separate line items in the balance sheet for fiscal 2006 and in the income and cash flow statements for both 2005 and 2006. Depreciation of noncurrent assets allocable to discontinued operations ceased when the respective divestiture was announced. All data in these Notes refer to continuing operations, except where otherwise indicated. Discontinued operations are described in Note [7.2].

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 107
Changes in recognition and valuation principles are explained in the Notes. The retrospective application of new or revised standards requires – except as otherwise provided in the respective standard – that earnings for the preceding year and the opening balance sheet for the reporting year be restated as if the new recognition and valuation principles had been applied in the past. The financial statements as of December 31, 2005 have therefore been restated in line with the new and revised standards applied by the Bayer Group as of January 1, 2006.
3. Effects of new accounting pronouncements
Accounting standards applied for the first time in 2006
In 2006 the following accounting standards and interpretations had to be applied for the first time. None of the following standards had a material impact on the Group’s net assets, financial position, results of operations or earnings per share in the current period.
In August 2005, the iasb issued amendments to ias 39 (Financial Instruments: Recognition and Measurement) and ifrs 4 (Insurance Contracts). The amendments are intended to insure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. The amendments define a financial guarantee contract as a “contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.” The amendment is to be applied for annual periods beginning on or after January 1, 2006.
In December 2004, the ifric issued the interpretation ifric 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds), which specifies the accounting treatment of cash reimbursements from funds set up to cover costs of waste disposal, environmental remediation and similar commitments. ifric 5 is to be applied for annual periods beginning on or after January 1, 2006. The interpretation is not relevant for the Bayer Group since it does not participate in such funds.
In September 2005, the ifric issued ifric 6 (Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment). ifric 6 clarifies when certain producers of electrical goods will need to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment (historical waste) supplied to private households. The amendment is to be applied for annual periods beginning on or after December 1, 2005.
In November 2005, the ifric issued ifric 7 (Applying the Restatement Approach under ias 29 [Financial Reporting in Hyperinflationary Economies]). ifric 7 clarifies how comparative amounts in financial statements should be restated when an entity’s functional currency becomes hyperinflationary. ifric agreed that when hyperinflationary status is reached, an entity must restate its financial statements as though the economy had always been hyperinflationary. In addition, ifric 7 also provides guidance on how deferred tax items in the opening balance sheet should be restated.
In March 2006, the ifric issued ifric 9 (Reassessment of Embedded Derivatives). The interpretation addresses the timing of when a contract must be assessed to determine if an embedded derivative exists that needs to be separated and fair valued. The ifric concluded that the assessment has to be carried out only when the entity first enters into the contract. A subsequent reassessment is prohibited unless there is a change in terms of the contract that significantly modifies the cash flows.

108 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Newly issued accounting standards
In July 2006, the ifric issued ifric 10 (Interim Financial Reporting and Impairment). This interpretation addresses the interaction between the requirements of ias 34 (Interim Financial Reporting) and the recognition of impairment losses on goodwill under ias 36 (Impairment of Assets) and investments in equity instruments as well as financial assets carried at cost under ias 39 (Financial Instruments: Recognition and Measurement). The ifric concluded that where an entity has recognized an impairment loss in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost, that impairment must not be reversed in subsequent interim financial statements or in annual financial statements. ifric 10 is to be applied for annual periods beginning on or after November 1, 2006. The Bayer Group does not believe that the application of this interpretation will have a material impact on the Group’s financial position, results of operations or cash flows.
In November 2006, the ifric issued ifric 11 (ifrs 2 Group and Treasury Share Transactions). The interpretation addresses how to apply ifrs 2 (Share-based Payment) to accounting for share-based payment arrangements involving an entity’s own equity instruments. It also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. ifric 11 is to be applied for annual periods beginning on or after March 1, 2007. The Bayer Group is currently evaluating the impact that application of the interpretation may have on the Group’s financial position, results of operation or cash flows.
In November 2006, the ifric issued ifric 12 (Service Concession Arrangements). Service concessions are arrangements whereby a government or other public-sector entity grants contracts for the supply of public services – such as roads, airports, prisons and energy and water supply and distribution facilities – to private-sector operators. ifric 12 is to be applied for annual periods beginning on or after January 1, 2008. The Bayer Group does not believe that the application of this interpretation will have a material impact on the Group’s financial position, results of operations or cash flows.
In August 2005, the iasb issued the new standard ifrs 7 (Financial Instruments: Disclosures), which is to be applied for annual periods beginning on or after January 1, 2007. This standard specifies the information on financial instruments that is to be provided in the notes to the financial statements. ifrs 7 provides for financial instruments to be grouped into certain categories and specific disclosures to be made for each category, including the significance of the instruments and the nature and extent of the risks associated with them. The new standard will affect the nature and modality of financial instrument disclosures in the financial statements of the Bayer Group, but not the recognition or measurement of the instruments.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 109
4. Basic principles of the consolidated financial statements
4.1 Scope of consolidation and consolidation methods
The consolidated financial statements include those companies in which Bayer AG directly or indirectly has a majority of the voting rights (subsidiaries) or from which it is able to derive the greater part of the economic benefit and bears the greater part of the risk by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies’ accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so.
However, associates in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of an associate is adjusted annually by the percentage of any change in its stockholders’ equity corresponding to Bayer’s percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. Bayer’s share of changes in these companies’ stockholders’ equities that are recognized in their income statements – including write-downs of goodwill – are recognized in the Bayer Group consolidated income statement in the non-operating result. Intercompany profits and losses for these companies were not material in either 2006 or 2005. Further details of the companies included at equity in the Group financial statements are given in Note [19].
Subsidiaries that do not have a material impact on net assets or results of operations, either individually or in aggregate, are not consolidated. Further details of changes in the scope of consolidation and the individual companies consolidated are given in Note [7.1].
Capital consolidation is performed according to ias 27 (Consolidated and Separate Financial Statements) by offsetting the net carrying amounts of subsidiaries in the balance sheet against their underlying equity as valued at the respective acquisition dates. The identifiable assets and liabilities (including contingent liabilities) of subsidiaries and joint ventures are included at their fair values in proportion to Bayer’s interest. Remaining differences are recognized as goodwill.
Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.
Deferred taxes are recognized for temporary differences related to consolidation entries.
Joint ventures are included by proportionate consolidation according to the same principles.

110 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
4.2 Foreign currency translation
In the financial statements of the individual consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Derivative financial instruments are stated at fair value.
The majority of consolidated companies outside the euro zone are to be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to ias 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies.
The assets and liabilities of foreign companies at the start and end of the year are translated at closing rates. All changes occurring during the year and all income and expense items are translated at average rates for the year. Components of stockholders’ equity are translated at the historical exchange rates prevailing at the respective dates of their first-time recognition in Group equity.
The differences between the resulting amounts and those obtained by translating at closing rates are reflected in other comprehensive income and stated separately in the tables in the Notes under “Exchange differences on translation of operations outside the euro zone” or “Exchange differences.” When a company is deconsolidated, exchange differences recognized in stockholders’ equity are removed from equity and recognized in the income statement.
Acquisition-related goodwill and remeasurement amounts arising at companies outside the euro zone are translated at the closing rate on the acquisition date.
The exchange rates for major currencies against the euro varied as follows:

		Closing rate		Average rate
€1		2005	2006	2005	2006
Argentina	ARS	3.57	4.04	3.64	3.86

Brazil	BRL	2.76	2.82	3.04	2.73

U.K.	GBP	0.69	0.67	0.68	0.68

Japan	JPY	138.90	156.93	136.86	146.04

Canada	CAD	1.37	1.53	1.51	1.42

Mexico	MXN	12.59	14.27	13.58	13.69

Switzerland	CHF	1.56	1.61	1.55	1.57

United States	USD	1.18	1.32	1.24	1.26

4.3 Basic recognition and valuation principles
Net sales and other operating income
Sales are recognized upon transfer of risk or rendering of services to third parties if it is sufficiently probable that the transaction’s economic benefit to the company will actually be realized, and are reported net of sales taxes and rebates.
Where sales of products or services involve the provision of multiple elements which may contain different remuneration arrangements such as prepayments, milestone payments etc. – for example research and development alliances and co-promotion agreements –

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 111
they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. The delivered elements are separated if (a) they have value to the customer on a stand-alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered element(s) and (c) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and is substantially in the control of the company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate accounting unit.
Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded. These amounts are deducted from net sales. Payments relating to the sale or outlicensing of technologies or technological expertise — once the respective agreements have become effective — are immediately recognized in income if all rights relating to the technologies and all obligations resulting from them have been relinquished under the contract terms and Bayer has no continuing obligation to perform under the agreement. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances.
Contractually agreed upfront payments and similar non-refundable payments received under these agreements are recorded as deferred revenue and recognized in income over the estimated performance period stipulated in the agreement. Non-refundable milestone payments received that are linked to the achievement of significant and substantive technological or regulatory hurdles in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone. Revenues such as license fees, rentals, interest income or dividends are recognized according to the same principles.
Research and development expenses
A substantial proportion of the Bayer Group’s financial resources is invested in research and development. In addition to in-house research and development activities, especially in the health care business, various research and development collaborations and alliances are maintained with third parties involving the provision of funding and/or payments for the achievement of performance milestones.
For accounting purposes, research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred for the application of research findings or specialist knowledge to production, production methods, services or goods prior to the commencement of commercial production or use.
According to ias 38 (Intangible Assets), research costs cannot be capitalized; development costs must be capitalized if, and only if, specific, narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will also cover the respective development costs. Since development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before approvals are received are not normally satisfied.

112 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
With respect to costs incurred in collaborations and alliances with third parties, considerable judgment is involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing is always required, or whether, by making a milestone payment, an asset is acquired. In the latter case, the relevant costs are capitalized.
The following costs in particular, by their very nature, constitute research and development expenses: the appropriate allocations of direct personnel and material costs and related overheads for internal or external application technology, engineering and other departments that provide the respective services; costs for experimental and pilot facilities (including depreciation of buildings or parts of buildings used for research or development purposes); costs for clinical research; regular costs for the utilization of third parties’ patents for research and development purposes; other taxes related to research facilities; and fees for the filing and registration of self-generated patents that are not capitalized.
The Bayer Group capitalizes the costs incurred in the application development phase of in-house software development. These costs are amortized over the useful life of the software from the date it is placed in service.
Goodwill and other intangible assets
Acquired intangible assets – with the exception of goodwill and other assets with indefinite useful lives – are recognized at cost and generally amortized by the straight-line method over a period of 3 to 30 years, depending on their estimated useful lives. Write-downs are made for impairment losses. They are written back if the reasons for the previous write-downs no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. Amortization for 2006 has been allocated to the respective functional cost items.
Since January 1, 2005, goodwill, including that arising on acquisitions, has not been amortized. In accordance with ifrs 3 (Business Combinations) and the related revised versions of ias 36 (Impairment of Assets) and ias 38 (Intangible Assets), goodwill, including that arising on acquisitions, is no longer amortized, but – in common with other intangible assets with indefinite useful lives – tested annually for possible impairment. This is done more frequently if events or changes in circumstances indicate a possible impairment. Further details of the annual impairment test for goodwill are given in Note [4.5].
Property, plant and equipment
Property, plant and equipment is carried at the cost of acquisition or construction and – where subject to depletion – depreciated over its estimated useful life or written down if its value falls below its net carrying amount (impairment loss).
The cost of acquisition comprises the acquisition price, ancillary costs and subsequent acquisition costs less any reduction received on the acquisition price. Where an obligation exists to dismantle or remove the asset or restore a site to its former condition at the end of the asset’s useful life, the estimated cost of such dismantlement, removal or restoration is added to the asset’s cost of acquisition and a corresponding provision is recognized. The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 113
If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction in accordance with ias 23 (Borrowing Costs).
Expenses for the repair of property, plant and equipment, such as ongoing maintenance costs, are normally charged to income. The cost of acquisition or construction is capitalized retroactively if the expenses related to the asset will result in future economic benefits.
Property, plant and equipment is depreciated by the straight-line method, except where depreciation based on actual depletion is more appropriate. Depreciation for the year is allocated to the respective functional cost items.
If an asset’s value falls below its net carrying amount, the latter is reduced accordingly. In compliance with ias 36 (Impairment of Assets), such impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. They are written back if the reasons for the previous write-downs no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. Further details of impairment testing procedures are given in Note [4.5].
When assets are sold, closed down, or scrapped, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or loss in other operating income or expenses, respectively.
The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20	to	50	years

Outdoor infrastructure	10	to	20	years

Plant installations	6	to	20	years

Machinery and equipment	6	to	12	years

Laboratory and research facilities	3	to	5	years

Storage tanks and pipelines	10	to	20	years

Vehicles	4	to	8	years

Computer equipment	3	to	5	years

Furniture and fixtures	4	to	10	years

In accordance with ias 17 (Leases), assets leased on terms equivalent to financing a purchase by a long-term loan (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful lives or the respective lease terms, whichever are shorter.
Financial assets
Financial assets comprise receivables, acquired equity and debt instruments, cash and cash equivalents and derivative financial instruments with positive fair values.

114 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
They are classified as financial assets and accounted for in compliance with ias 39 (Financial Instruments: Recognition and Measurement), which specifies that financial assets must be recognized in the consolidated financial statements if the Bayer Group has a contractual right to receive cash or another financial asset from another entity. Regular way purchases and sales of financial assets are posted on the settlement date. Financial assets are initially recognized at fair value plus transaction costs. The transaction costs incurred for the purchase of financial assets held at fair value through profit or loss are expensed immediately. Interest-free or low-interest receivables are initially reflected at the net present value of the expected future cash flows. For purposes of subsequent measurement, financial assets are allocated to the following categories:
•	Financial assets held at fair value through profit or loss comprise those financial assets that are held for trading. This category comprises receivables from forward commodity contracts and receivables from other derivative financial instruments, which are included in “other financial assets,” except where hedge accounting is used. Changes in the fair value of financial assets in this category are recognized in the income statement when the increase or decrease in value occurs.
•	Loans and receivables are non-derivative financial assets that are not quoted in an active market. They are carried at amortized cost. This category comprises trade accounts receivable, the financial receivables and loans included in other financial assets, the additional financial receivables and loans reflected in miscellaneous receivables, and cash and cash equivalents. Interest income from items assigned to this category is determined using the effective interest method, insofar as such items are not classified as current receivables and the effect of discounting interest is not material.
•	Held-to-maturity financial assets are non-derivative financial assets, with fixed or determinable payments, that are to be held for a fixed period of time. They are accounted for at amortized cost using the effective interest method. Held-to-maturity financial investments are recognized in “other financial assets.”
•	Available-for-sale financial assets are those non-derivative financial assets that are not assigned to any of the above categories. In particular, they comprise equity instruments recognized at fair value and debt instruments not to be held to maturity, which are included in other financial assets. Changes in the fair value of available-for-sale financial assets are recognized in stockholders’ equity and not released to the income statement until the assets are sold or impaired. Where possible, a fair value for equity and debt securities is derived from market data. Financial assets for which no market price is available and whose fair value cannot be reliably estimated are carried at amortized cost.
If there are substantial, objective indications that loans and receivables, held-to-maturity financial assets or available-for-sale financial assets are impaired, their carrying amount is compared to the present value of the expected future cash flows, discounted by the current market rate of return on a comparable financial asset. If an impairment is confirmed, they are written down by the difference between the two amounts. Indications of impairment include the fact that a company has been making an operating loss for several years, a reduction in market value, a significant deterioration in credit standing, material breach of contract, a high probability of insolvency or other financial restructuring of the debtor, or the disappearance of an active market for the asset.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 115
Previous write-downs are written back if the reasons for them no longer apply. However, such write-backs must not cause the carrying amount to exceed the cost of acquisition. No write-backs are made for available-for-sale equity instruments.
Financial assets are derecognized when the contractual rights to receive the cash flows from the financial assets expire or the financial assets are transferred, together with all material risks and benefits.
The management of financial and commodity price risks and, in particular, the accounting treatment of derivative financial instruments and hedging relationships involving them, are explained in more detail in Note [30].
Inventories
In accordance with ias 2 (Inventories), inventories encompass assets (finished goods and goods purchased for resale) that are held for sale in the ordinary course of business, that are in the process of production for such sale (work in process) or that take the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are recognized at the lower of acquisition or production cost – calculated by the weighted-average method – and fair value less costs to sell, which is the realizable sale proceeds under normal business conditions less estimated production costs and selling expenses.
Taxes
Income taxes comprise all taxes levied on the Group’s taxable income. The remaining taxes, such as property, electricity and other energy taxes, are included in the cost of goods sold or in selling, research and development or general administration expenses.
In compliance with ias 12 (Income Taxes), deferred taxes are calculated for temporary differences between the carrying amounts of assets and liabilities in the ifrs balance sheet and the balance sheet drawn up for tax purposes, for consolidation measures, and for tax loss carryforwards likely to be realizable.
Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are recognized to the extent that it is sufficiently probable that taxable income will be available in the future to enable the tax loss carryforwards to be utilized.
Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization. Where legally permitted, deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority.
Provisions
Provisions are recognized for obligations arising from past events that will probably give rise to a future outflow of resources, provided that a reliable estimate can be made of the amount of the obligation.

116 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The accounting and valuation principles for pension and other post-employment benefit obligations are outlined in Note [25].
Other provisions are measured in accordance with ias 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, ias 19 (Employee Benefits), using the best estimate of the extent of the expenditure that would be required to meet the present obligation as of the reporting date. Where the cash outflow to settle an obligation is not expected to occur until after one year, the provision is recognized at the present value of the expected cash outflow. Reimbursements receivable from third parties are capitalized separately if their realization is virtually certain.
If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the operating expense item(s) in which the original charge was recognized.
Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Reimbursements to be received from the German authorities under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Sales-related commitments mainly relate to the granting of rebates or discounts, acceptance of product returns, and obligations regarding services already received but not yet invoiced.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these can be reliably estimated. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements. Further details of legal risks are given in Note [32].
Financial liabilities
Financial liabilities comprise primary financial liabilities and negative fair values of derivative financial instruments.
Primary financial liabilities are recognized in the balance sheet if the Bayer Group has a contractual obligation to transfer cash or other financial assets to another party. Initial recognition is at the fair value of the consideration received or the value of payments received less any transaction costs. In subsequent periods, primary financial liabilities are measured at amortized cost using the effective interest method. Liabilities relating to finance leases are carried at the present value of the minimum future lease payments.
Derivative financial instruments are carried at fair value through profit or loss unless hedge accounting is used. Negative fair values of derivative financial instruments are included in financial liabilities or other liabilities.
Financial liabilities are derecognized when the contractual obligation is discharged, canceled or expires.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 117
The management of financial and commodity price risks and, in particular, the accounting treatment of derivative financial instruments and hedging relationships involving them, are explained in more detail in Note [30].
Under ias 32 (Financial Instruments: Presentation), financial instruments are only classified as equity if no contractual obligation exists to repay the capital or deliver other financial assets to the issuer. Where a third party holding a (minority) interest in a consolidated subsidiary is contractually entitled to terminate its participation and at the same time claim repayment of its capital contribution, such capital is recognized as a liability in the Group statements even if it is classified as equity in the respective jurisdiction. The redeemable capital of a minority stockholder is recognized at the amount of such stockholder’s pro-rated share of the subsidiary’s net assets.
Other receivables and liabilities
Accrued items, advance payments and non-financial assets and liabilities are carried at amortized cost. They are amortized to income by the straight-line method or according to performance of the underlying transaction.
In accordance with ias 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet under other liabilities and amortized to income over the useful lives of the respective assets.
4.4 Cash flow statement
The cash flow statement shows how the liquidity of the Bayer Group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with ias 7 (Cash Flow Statements). The cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months.
The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at closing rates as in the balance sheet. The effect of changes in exchange rates on cash and cash equivalents is shown separately.
Cash and cash equivalents contain the proceeds from the divestiture of discontinued operations and cash inflows from these operations prior to divestiture. In principle, therefore, the statement of cash flows must account for all cash inflows and outflows for both continuing and discontinued operations. However, ifrs 5 (Non-current Assets Held for Sale and Discontinued Operations) specifies that cash flows from operating, investing and financing activities be classified by continuing and discontinued operations. The discontinued operations’ shares of the cash flows from operating, investing and financing activities are stated separately in Note [7.2].

118 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
In both the balance sheet and the income statement, however, the amounts corresponding to the components of the net operating cash flow are shown for continuing operations only. This is the case, for example, with the amounts of inventories, receivables and payables recognized in the balance sheet that determine the changes in working capital shown in the cash flow statement. The income after taxes from continuing operations that is recognized in the income statement forms the starting point for the cash flow statement. To ensure that the presentation of operating activities in the cash flow statement is consistent with the income statement and balance sheet, the net operating cash flow from continuing operations is therefore stated first on the face of the cash flow statement. The total net operating cash flow from discontinued operations is shown in the next line, by analogy with the presentation of income after taxes in the income statement. The cash flows from continuing and discontinued operations are added together to give the net operating cash flow for the entire business.
4.5 Procedure used in global impairment testing and its impact
In accordance with ifrs 3 (Business Combinations) and the related revised versions of ias 36 (Impairment of Assets) and ias 38 (Intangible Assets), goodwill and other intangible assets with indefinite useful lives are no longer amortized but tested regularly for impairment.
Where goodwill or other indefinite-lived intangible assets allocated to a cash-generating unit are not likely to generate identifiable future economic benefits independently of other assets, they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. This involves comparing the residual carrying amount of each cash-generating unit to the recoverable amount, which is the higher of the cash-generating unit’s fair value less costs to sell and its value in use. In the Bayer Group, the strategic business entities – the financial reporting levels below the segments – are defined as the cash-generating units.
Where the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized for the difference. First, the goodwill of the relevant strategic business entity is written down accordingly. Any remaining impairment loss is allocated among the other assets of the strategic business entity in proportion to their net carrying amounts. This value adjustment is recognized in the income statement under other operating expenses.
The recoverable amount is determined from the present value of future cash flows, based on continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts are derived from the current long-term planning for the Bayer Group.
Bayer calculates the total cost of capital on the basis of the debt/equity ratio using the weighted average cost of capital (wacc) formula. The cost of equity corresponds to the return expected by stockholders, while the cost of debt is based on the conditions on which the company can obtain long-term financing. Both components are derived from capital market information.
To allow for the different risk and return profiles of the principal businesses, the after-tax cost of capital is calculated separately for each of the subgroups. The discount rates used are 7.6 percent (2005: 7.4 percent) for HealthCare, 7.9 percent (2005: 8.0 percent) for CropScience and 7.3 percent (2005: 7.0 percent) for MaterialScience.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 119
5. Critical accounting policies
The preparation of the financial statements for the Bayer Group requires the use of estimates and assumptions. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. Estimates and assumptions mainly relate to the useful life of noncurrent assets, the discounted cash flows used in impairment testing and the establishment of provisions for litigation, pensions and other benefits, taxes, environmental protection, inventory valuations, sales allowances, product liability and guarantees. Estimates are based on historical experience and other assumptions that are considered reasonable under the circumstances. Actual values may vary from the estimates. The estimates and the assumptions are continually reviewed.
To enhance the information content of the estimates, certain provisions that could have a material effect on the financial position and results of operations of the Group are selected and tested for their sensitivity to changes in the underlying parameters. To reflect uncertainty about the likelihood of the assumed events actually occurring, the impact of a 5 percent change in the probability of occurrence is examined in each case. For long-term interest-bearing provisions, the impact of a 1 percent change in the interest rate used is analyzed. Analysis has not shown other provisions to be materially sensitive. The interest sensitivity of pension obligations is discussed in Note [25].
Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the Bayer Group’s financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies that we disclose will not necessarily result in material changes to our financial statements in any given period but rather contain a potential for material change. The main accounting and valuation policies used by the Bayer Group are outlined in Note [4.3]. While not all of the significant accounting policies require difficult, subjective or complex judgments, the Company considers that the following accounting policies should be considered critical accounting policies.
Intangible assets and property, plant and equipment
As discussed in Notes [17] and [18], at December 31, 2006 the Bayer Group had intangible assets with a net carrying amount of €24,034 million including goodwill of €8,227 million, and property, plant and equipment with a net carrying amount of €8,867 million. Intangible assets with finite useful lives and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue.

120 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Goodwill and intangible assets with indefinite useful lives must be tested annually for impairment. In compliance with ias 36 (Impairment of Assets), impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Estimating the discounted future cash flows involves significant assumptions, especially regarding future sales prices, sales volumes and costs. The discounting process is also based on assumptions and estimations relating to business specific costs of capital, which in turn are based on country risks, credit risks as well as additional risks resulting from the volatility of the respective line of business. The present value of future cash flows measures an asset’s value based on our continuing use of the asset and its retirement at the end of its useful life. Further information on the procedure for impairment testing and the residual carrying amounts of goodwill at the balance sheet date is presented in Note [4.5] and Note [17].
To illustrate the Bayer Group’s impairment loss measurement on the segment level, if the actual present value of future cash flows were 10 percent lower than the anticipated present value, the net carrying amount of goodwill in the Crop Protection segment would have to be impaired by €146 million. In the Systems segment, the net carrying amounts would have to be impaired by €42 million. We have focused our analysis on the Crop Protection and Systems segments because we believe that these are the only of our segments where impairments of goodwill and other intangible assets under the assumptions described above are reasonably likely to have a material adverse effect on the results of operations of the respective segments. If the weighted average cost of capital used for the impairment test were increased by 10 percent, assets of the Crop Protection and Systems segment would have to be impaired by €85 million or €34 million, respectively. In quantifying our sensitivity analysis, we modeled a 10 percent decline as a negative change up to this magnitude is in our view reasonably likely. We do not now believe that greater changes are reasonably likely given our experiences in the Crop Protection and System segments.
Applying these policies, we recognized impairment charges in 2006 and 2005. The following table sets forth these charges based on their allocation to our continuing and discontinued operations.

	2005	2006
€ million
Impairment charges (continuing operations)	77	172

Impairment charges (discontinued operations)	—	18

Total impairment charges	77	190

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 121
In 2005, we recognized impairment charges largely as a result of our decisions to close or relocate several facilities and sites within our continuing operations as part of our strategic reorientation and focus on our core businesses.
Impairment charges and write-downs of property, plant and equipment in 2005 originated especially from our decision to shut down or to relocate different production facilities and sites in the United States in our continuing operations (€33 million). Also, in 2005 capitalized marketing rights for our product Viadur® were impaired by €15 million. We revised this estimate in 2006 and wrote off the remaining intangible asset of €19 million.
Impairment charges and write-downs in 2006 were predominantly due to further restructurings of our sites in the United States (€14 million), partly related to acquisitions, as well as changes in plans for the expansion of our chlor-alkali facilities in Baytown, Texas (€31 million). In addition, restructuring efforts pursued in the year 2006 within the Bayer CropScience subgroup and the Bayer Industry Services GmbH & Co. ohg resulted in impairment charges and write-downs of property, plant and equipment of €19 million and €30 million respectively. In 2006 the capitalized costs of an acquired development project for the product alfimeprase within the Bayer HealthCare subgroup were impaired by €41 million. Within discontinued operations an impairment charge was recognized within the H.C. Starck group for its battery business in Canada (€17 million).
Although we believe that our estimates of the relevant expected useful lives, our assumptions concerning the macroeconomic environment and developments in the industries in which the Bayer Group operates, and our estimations of the discounted future cash flows, are appropriate, changes in assumptions or circumstances could require changes in the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends expected reverse.
Research and development
In addition to the in-house research and development activities, various research and development collaborations and alliances are maintained with third parties. These collaborations and alliances involve provision of funding and/or payments for the achievement of performance milestones. All research costs are expensed as incurred. Since development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of development costs incurred with respect to in-house research and development activities before regulatory approvals are received are not satisfied, and these costs are also expensed as incurred. With respect to costs incurred in collaborations and alliances with third parties, under ias 38 (revised), which entered into effect on January 1, 2005, milestone payments relating to acquired assets in development must be capitalized to the extent that they are related to the acquisition of the related technology rights, even if uncertainties exist as to whether the research and development will ultimately be successful in producing a saleable product. If research and development collaborations are embedded in contracts for a strategic alliance, considerable judgment is involved in determining whether milestone-based payments reflect the funding of research and development or if they are related to the acquisition of an underlying compound or other rights. Factors considered in reaching this determination are (a) the nature of the payment, for example whether it is related to regulatory approval, a sales target or outsourced research and development activities, and (b) the relative fair values of the planned research and development activities compared to the total value of the payment.

122 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Net sales
We recognize revenue for product sales and the rendering of services when:
•	the significant risks and rewards of ownership of the goods are transferred to the customer,

•	the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold,

•	the amount of revenue and costs incurred or to be incurred can be measured reliably, and

•	it is probable that the economic benefits associated with the transaction will flow to the company.
At the time revenue is recognized, we also record estimates for revenue deductions including cash discounts, rebates and product returns. Also, we record revenues net of items we collect on behalf of third parties, such as sales taxes and goods and service taxes. We report our net sales after deducting all sales deductions from our gross revenue.
The majority of our sales deductions are subject to formula-based determination using factors such as a fixed percentage of the sales volume or gross sales proceeds. Accordingly, estimates related to sales deductions are predominantly based on historical experience, specific contractual terms and future expectations of our sales development in each of our business segments. We believe that assumptions other than those that we discuss are not reasonably likely to occur or not applicable to our business. We estimate the potential for future variability in provisions for anticipated sales deductions to be insignificant with respect to our reported operating results. We have not made adjustments to our provisions for rebates, cash discounts or returns for sales made in prior periods that were material in relation to our income before income taxes in any of the periods covered by the financial statements included in this annual report.
Provisions for rebates were 1.6 percent of our total net sales in 2006 (2005: 1.4 percent). In addition to rebates, we offer cash discounts for prompt payment in some countries. Our provisions for cash discounts were less than 0.1 percent of total net sales as of December 31, 2006 and 2005.
We deduct provisions for returned defective goods or related to contractual arrangements to return saleable products on the date of sale or at the time when the amount of future returns can be reasonably estimated. If future product returns cannot be reasonably estimated and are significant to the sale transaction, both the recognition of revenues and of the related cost of sales are deferred until an estimate may reasonably be made or when the right to return the goods has expired. Provisions for product returns were 0.1 percent of total net sales in 2006 (2005: 0.3 percent).
Some of the Bayer Group’s revenues are generated from licensing agreements under which third parties are granted rights to certain of our products and technologies. Upfront payments and similar non-refundable payments received under these agreements are recorded as other liabilities and recognized in income over the estimated performance period stipulated in the agreement. Milestone payments linked to the achievement of a significant and substantive technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 123
achievement of the specified milestone. Revenues are also derived from research and development collaborations and co-promotion agreements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which may be complex and require significant analysis by management in order to separate individual revenue components and recognize them on the most appropriate dates. This may have to be done partially on the basis of assumptions.
Pensions and other post-employment benefits
Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefi t plans. In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e., financed by provisions (accruals), or funded, i.e., financed through pension funds. Statistical and actuarial methods are used to anticipate future events in calculating the expenses and liabilities related to the plans. These calculations include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases.
The interest rate used to discount post-employment benefit obligations to present value is derived from the yields of senior, high-quality corporate bonds in the respective country at the balance sheet date. These generally include aa-rated securities. The discount rate is based on the yield of a portfolio of bonds whose weighted residual maturities approximately correspond to the duration necessary to cover the entire benefit obligation. If aa-rated corporate bonds of equal duration are not available, a discount rate equivalent to the effective interest rate for government bonds at the balance sheet date is used instead but increased by about 0.5 to 1.0 percentage point since corporate bonds generally provide higher yields by virtue of their risk structure.
Determination of the discount rate is also based on a bond portfolio corresponding to the expected cash outflows from the pension plans. The average return of this bond portfolio serves as benchmark when determining the discount rate.
The assumption for the expected return-on-assets reflects a long-term global capital market return that corresponds to the duration of the pension obligation, and a diversified investment strategy. The investment policy of Bayer Pensionskasse is geared toward regulatory compliance and toward maintaining the risk structure corresponding to the benefit obligations. To this end, Bayer Pensionskasse has developed a strategic target portfolio commensurate with the risk profile. This investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. In other countries, too, the key criteria for the funds’ investment strategies are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global risk/return profile capable of ensuring payment of all future benefits. The expected return is applied to the fair market value of plan assets at each year end.

124 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Statistical information such as withdrawal and mortality rates is also used in estimating the expenses and liabilities under the plans. Because of changing market and economic conditions, the expenses and liabilities actually arising under the plans in the future may differ materially from the estimates made on the basis of these actuarial assumptions. The plan assets are partially comprised of equity and fixed-income instruments. Therefore, declining returns on equity markets and markets for fixed-income instruments could necessitate additional contributions to the plans in order to cover future pension obligations. Also, higher or lower withdrawal rates or longer or shorter life of participants may have an impact on the amount of pension income or expense recorded in the future.
On December 31, 2006, the present value of our defined benefit obligations for pensions and other post-employment benefits payable under defined benefit plans was €16,708 million. Note [25] contains an analysis of the sensitivities of our defined benefit obligation to a 0.5 percent increase or decrease in any of our discount rate, projected remuneration increases and projected future benefit increases and the effects on our results of operations in which these changes would result. It also sets forth the changes in our accumulated actuarial losses related to changes in these actuarial parameters.
Environmental provisions
The business of the Bayer Group is subject to a variety of laws and regulations in the jurisdictions in which it operates or maintains properties. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be reliably estimated and no future benefits are expected from such measures. Our provisions for environmental protection measures amounted to €262 million on December 31, 2006 and €279 million on December 31, 2005.
It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Significant factors in estimating the costs include previous experiences in similar cases, the conclusions in expert opinions we obtain regarding our environmental programs, current costs and new developments affecting costs, management’s interpretation of current environmental laws and regulations, the number and financial position of third parties that may become obligated to participate in any remediation costs on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, we believe our provisions to be adequate based upon currently available information. There were no significant changes in our assumptions or estimates that impacted our statements of income in 2005 or 2006.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 125
However, given the inherent difficulties in estimating liabilities in the businesses in which we operate, especially those for which the risk of environmental damage is relatively greater (CropScience and MaterialScience), it remains possible that material additional costs will be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position or results of operations. Further information on environmental provisions can be found in Note [26.2].
Litigation provisions
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. The outcome of the currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the Bayer Group. If the Bayer Group loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the Bayer Group or its predecessors had developed.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Bayer Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Bayer Group could be materially affected by the unfavorable outcome of litigation. Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. These provisions cover the estimated payments to plaintiffs, court fees, attorney costs and the cost of potential settlements. We have in the past adjusted existing provisions as proceedings have continued, been settled or otherwise provided further information on which we could review the likelihood of outflows of resources and their measurability, and we expect to continue to do so in future periods.

126 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
During 2005, we had operating charges based on our expected payments totaling €336 million related to our rubber- and urethane-related antitrust proceedings, as well as charges in respect of our Lipobay/Baycol proceedings (€43 million) and our phenylpropanolamine (ppa) proceedings (€62 million).
Provisions for litigation-related expenses totaled €434 million on December 31, 2006. During 2006, we recorded €135 million other operating expenses on the basis of expected payments, which mainly relate to proceedings in connection with Lipobay/ Baycol (€35 million), to patent litigation (€24 million) and to proceedings in connection with former rubber product lines (€51 million). Further details on legal risks and the related effects on our results of operations are contained in Note [32].
Income taxes
To compute provisions for taxes, estimates have to be made. Estimates are also necessary to determine whether valuation allowances are required against deferred tax assets. These involve assessing the probabilities that deferred tax assets resulting from deductible temporary differences and tax losses can be utilized to offset taxable income.
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to tax income and expense in future periods. The Group establishes what it believes to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile. On December 31, 2006, net liabilities for current tax payments amounted to €908 million, and net deferred tax liabilities amounted to €3,141 million. We reversed provisions in our u.s. subsidiary totaling €104 million in 2005 that related to tax positions taken in periods that were closed with the Internal Revenue Service.
Further information on income taxes is provided in Note [14].
Acquisition accounting
We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.
The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acqui-

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 127
sition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.
Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Schering AG, Berlin, Germany, included the following:
For intangible assets associated with products, product related technology, and qualified in-process research and development (ipr&d) we base our valuation on the expected future cash flows using the Multi-Period Excess Earnings approach. This method employs a discounted cash flow analysis using the present value of the estimated after-tax cash flows expected to be generated from the purchased intangible asset using risk adjusted discount rates and revenue forecasts as appropriate. The period of expected cash flows was based on the individual patent protection, taking into account the term of the product’s main patent protection and essential extension of patent protection, as well as market entry of generics, considering sales, volume, prices, potential defense strategies and market development at patent expiry.
For the valuation of brands, the relief-from-royalty method was applied which includes estimating the cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The brand-specific royalty rates were calculated using a product-specific scoring model. The corporate brands “Schering” and “Medrad” were assumed to have an unlimited life. (Please note that the rights to the name “Schering” in the United States and Canada do not belong to us but to Schering-Plough Corporation, New Jersey. Schering-Plough Corporation and the company acquired by Bayer in June 2006, i.e. Bayer Schering Pharma AG [formerly named Schering AG], Berlin, Germany, are unaffiliated companies that have been totally independent of each other for many years.) Product brands, however, were assumed to have limited lives depending on the respective products’ life cycles. The expected amortization of these assets is determined on the basis of expected product-specific revenues.
The net carrying amount of acquired intangible assets – after a step-up of €11,745 million resulting from the purchase price allocation – was €12,042 million as of June 23, 2006. This figure includes €1,191 million for ipr&d which relates to new compounds development as well as new versions of existing drugs. The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is not impossible that actual outcomes could vary significantly from such estimated future cash flows. In particular, the estimation of discounted cash flows of intangible assets under development and developed technologies is subject to highly sensitive assumptions, which are closely

128 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
related to the nature of our pharmaceutical activities and whose changes may have material consequences such as:
•	Outcome of research and development activities regarding compound efficacy, results of clinical trails, etc.;
•	Probability of obtaining regulatory approval in several countries;
•	Long-term sales forecast;
•	Anticipation of selling price erosion rates after the end of patent protection due to generic competition in the market;
•	Behavior of competitors (launch of competing products, marketing initiatives, etc.).
Measures pursued in the course of restructuring efforts such as the closing of facilities or changes in the planned use of buildings, machinery or equipment may result in shortened useful lives or impairments.
For land acquired in general, the comparison approach was based on the fair market values of properties situated in locations similar to those of the acquired properties and utilized for similar purposes. Unitary land values were derived from public or official sources and expert appraisals such as those made by advisory committees, contained in market reports or produced by local real estate agents. For buildings that could be leased, the income approach was predominantly applied, discounting projected rental charges.
For technical equipment and machinery as well as for other equipment, the indirect cost approach was applied, utilizing replacement costs. These costs are depreciated on a straight-line basis over the assets’ economic useful life according to an age analysis. Utilization and condition of the related technical equipment and machinery were reflected by adjustments and deduction for obsolescence.
The valuation of the patented finished goods on stock at date of acquisition and work in process was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.
The excess of the purchase price for Schering over the estimated fair values of the net assets acquired is recorded as goodwill amounting to €5,771 million as of June 23, 2006. The step-ups have led to a corresponding deferred tax liability of €4,546 million as of June 23, 2006, which will be amortized analogously to the amortization of the respective assets.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 129
6. Segment reporting
In accordance with ias 14 (Segment Reporting), a breakdown of certain data in the financial statements is given by segment and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Group’s various activities.
As of December 31, 2006 the Bayer Group comprised three subgroups with operations subdivided into divisions (HealthCare), business groups (CropScience) or business units (MaterialScience). Their activities are aggregated into the six reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.
The subgroups’ activities are as follows:

Subgroup / Segment	Activities

HealthCare
Pharmaceuticals	Development, production and marketing of prescription pharmaceuticals, such as for the treatment of hypertension, cardiovascular diseases, infectious diseases, cancer and multiple sclerosis, and for contraception.
Consumer Health	Development, production and marketing of over-the-counter medications, diagnostic products, nutritional supplements for humans and animals, veterinary medicines and grooming products for animals.

CropScience
Crop Protection	Development, production and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides and seed treatment products to meet a wide range of regional requirements.
Environmental Science / BioScience	Development, production and marketing of a wide range of products for the green industry, garden care, non-agricultural pest and weed control, plant biotechnology, and conventional seeds.

MaterialScience
Materials	Development, production and marketing of high-quality plastics granules, sheet and film.
Systems	Development, production and marketing of polyurethanes for a wide variety of applications and of coating and adhesive raw materials; production and marketing of inorganic basic chemicals.

Effective January 1, 2006, the segment reporting for the Bayer Group was aligned to the new structure of the Bayer Group. It thus differs from the presentation used for fiscal 2005. The Pharmaceuticals, Biological Products segment was renamed Pharmaceuticals as of January 1, 2006, reflecting the divestment of our plasma business in the United States. The remaining activities of the former Biological Products division were integrated into the Pharmaceuticals Division. The newly acquired business of Schering AG, Berlin, Germany, is included in the Pharmaceuticals segment along with our existing pharmaceuticals operations. The businesses of the Diabetes Care and Diagnostics divisions were previously combined for reporting purposes, while the Consumer Care and Animal Health divisions were reported as separate segments. Due to the agreed divestiture of the Diagnostics Division, the Diabetes Care division was combined with the Consumer Care and Animal Health divisions to form a new Consumer Health segment in the light of the similarities in their long-term financial performance and their common focus on products that can be promoted directly to consumers.

130 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The segment table presents continuing operations only, and thus no longer includes the Diagnostics Division or the Wolff Walsrode or H.C. Starck business units. The prior-year figures have been restated accordingly. Details of the discontinued operations are given in Note [7.2].
The reconciliation eliminates intersegment items and reflects income, expenses, assets and liabilities not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.
The segment data are calculated as follows:
•	The intersegment sales reflect intragroup transactions effected at transfer prices fixed on an arm’s-length basis.
•	The gross cash flow comprises income after taxes from continuing operations, plus income taxes, plus/minus non-operating result, minus income taxes paid, plus depreciation, amortization and write-downs, minus write-backs, plus/minus changes in pension provisions, minus gains/plus losses on retirements of noncurrent assets, plus non-cash effects of the remeasurement of acquired assets. The change in pension provisions includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year.
•	The net cash flow is the cash flow from operating activities as defined in ias 7 (Cash Flow Statements).
•	The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of cash flow return on investment (cfroi) requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.
•	The cfroi is the ratio of the gross cash flow to the average capital invested for the year and is thus a measure of the return on capital employed.
•	The equity items reflect the earnings and carrying amounts of companies recognized at equity (associates). They are allocated to the segments where possible.
•	Details of capital expenditures, amortization and depreciation are as shown in the tables detailing changes in the Group’s asset structure. The effects of the purchase price allocation for Schering AG, Berlin, Germany, are reflected in depreciation and amortization.
•	Since financial management of Group companies is carried out centrally by Bayer AG, financial liabilities are not allocated directly to the respective segments. Consequently, the liabilities shown for the individual segments do not include financial liabilities.
•	The number of employees is reported as full-time equivalents, with part-time employees included in proportion to their contractual working hours. The prior-year figures have been restated accordingly.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 131
The table shows the regional breakdown of intangible assets and property, plant and equipment:

	2005	2006
€ million

Germany	5,758	21,235

Finland	1	1,503

France	1,311	1,200

United States	4,062	4,026

Other	4,877	4,937

	16,009	32,901

7. Changes in the Bayer Group
7.1 Scope of consolidation

		Other
	Germany	countries	Total
Bayer AG and consolidated companies

December 31, 2005	54	229	283

Changes in the scope of consolidation	3	(6)	(3)

Additions	33	127	160

Retirements	—	(8)	(8)

December 31, 2006	90	342	432

Companies included at equity (associates)

December 31, 2005	3	8	11

Changes in the scope of consolidation	—	(2)	(2)

Additions	—	—	—

Retirements	(2)	(1)	(3)

December 31, 2006	1	5	6

The increase in the number of fully consolidated companies in 2006 is primarily due to the inclusion of 155 Schering group companies since the second quarter.
Five joint ventures – the same number as in the previous year – are included by proportionate consolidation in compliance with ias 31 (Interests in Joint Ventures). Excluded from consolidation are 103 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 0.3 percent of Group sales, less than 0.7 percent of stockholders’ equity and less than 0.4 percent of total assets.
The effect of joint ventures on the Group balance sheet and income statement is as follows:

2006
€ million

Current assets	21

Noncurrent assets	56

Current liabilities	(30)

Noncurrent liabilities	(9)

Net assets	38

2006
€ million

Income	59

Expenses	(64)

Income after taxes	(5)

132 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
While six companies are accounted for by the equity method, 39 associates of minor importance are stated at cost less impairment charges.
A list of Bayer AG’s direct and indirect holdings is published in the electronic version of the German Federal Gazette. It is also available directly from Bayer AG on request.
The principal companies consolidated in the financial statements are listed in the following table:

Bayer’s
Company Name and Place of Business	interest
%

Germany

Bayer Business Services GmbH, Leverkusen	100

Bayer CropScience AG, Monheim	100

Bayer CropScience Deutschland GmbH, Langenfeld	100

Bayer CropScience GmbH, Frankfurt	100

Bayer HealthCare AG, Leverkusen	100

Bayer Industry Services GmbH & Co. OHG, Leverkusen	60

Bayer MaterialScience AG, Leverkusen	100

Bayer Schering GmbH, Leverkusen	100

Bayer Schering Pharma AG, Berlin	96.2

Bayer Technology Services GmbH, Leverkusen	100

Bayer Vital GmbH, Leverkusen	100

Schering Deutschland GmbH, Berlin	100

Other European countries

Bayer Antwerpen Comm.V, Belgium	100

Bayer Biologicals S.r.l., Italy	100

Bayer Consumer Care AG, Switzerland	100

Bayer CropScience France S.A.S., France	100

Bayer CropScience Limited, U.K.	100

Bayer CropScience S.A., France	99.9

Bayer CropScience S.r.l., Italy	100

Bayer International S.A., Switzerland	99.7

Bayer Pharma SAS, France	99.9

Bayer Polyols S.N.C., France	100

Bayer Polyurethanes B.V., Netherlands	100

Bayer Public Limited Company, U.K.	100

Bayer S.p.A., Italy	100

Bayer SP.Z.O.O., Poland	100

Quimica Farmaceutica Bayer, S.A., Spain	100

North America

Bayer Corporate and Business Services LLC, U.S.A.	100

Bayer CropScience Inc., Canada	100

Bayer CropScience LP, U.S.A.	100

Bayer HealthCare LLC, U.S.A.	100

Bayer Inc., Canada	100

Bayer MaterialScience LLC, U.S.A.	100

Bayer Pharmaceuticals Corporation, U.S.A.	100

BAYPO Limited Partnership, U.S.A.	100

Berlex Inc., U.S.A.	100

Medrad Inc., U.S.A.	100

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 133

Bayer’s
Company Name and Place of Business	interest
%

Asia/Pacific

Bayer Australia Limited, Australia	99.9

Bayer CropScience K.K., Japan	100

Bayer HealthCare Co. Ltd., China	100

Bayer Korea Ltd., Republic of Korea	100

Bayer MaterialScience Limited, Hong Kong	100

Bayer MaterialScience Trading (Shanghai) Company Limited, China	100

Bayer Thai Company Limited, Thailand	99.9

Bayer Yakuhin, Ltd., Japan	100

Nihon Schering K.K., Japan	100

Sumika Bayer Urethane Co., Ltd., Japan	60

Latin America/Africa/Middle East

Bayer (Proprietary) Limited, South Africa	100

Bayer de Mexico, S.A. de C.V., Mexico	100

Bayer S.A., Argentina	99.9

Bayer S.A., Brazil	99.9

Bayer Türk Kimya Sanayi Limited Sirketi, Turkey	100

Also included in the consolidated financial statements are the following material associates, which are accounted for by the equity method:

Bayer’s
Company Name and Place of Business	interest
%
Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50

Palthough Industries (1998) Ltd., Israel	25

PO JV, LP, U.S.A.	43.4

Polygal Plastics Industries Ltd., Israel	25.8

The following domestic subsidiaries availed themselves in 2006 of certain exemptions granted under Sections 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business
Bayer 04 Immobilien GmbH	Leverkusen

Bayer 04 Leverkusen Fußball GmbH	Leverkusen

Bayer 04 Mobilien GmbH	Leverkusen

Bayer Beteiligungsverwaltungsgesellschaft mbH	Leverkusen

Bayer Bitterfeld GmbH	Greppin

Bayer Business Services GmbH	Leverkusen

Bayer Chemicals AG	Leverkusen

Bayer CropScience AG	Monheim

Bayer Direct Services GmbH	Leverkusen

Bayer Gastronomie GmbH	Leverkusen

Bayer Gesellschaft für Beteiligungen mbH	Leverkusen

Bayer HealthCare AG	Leverkusen

Bayer Industry Services GmbH & Co. OHG	Leverkusen

Bayer Innovation GmbH	Düsseldorf

Bayer Kaufhaus GmbH	Leverkusen

Bayer MaterialScience AG	Leverkusen

Bayer MaterialScience Customer Services GmbH	Leverkusen

134 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006

Company Name	Place of Business
Bayer Schering GmbH	Leverkusen

Bayer Technology Services GmbH	Leverkusen

Bayer Vital GmbH	Leverkusen

Bayfin GmbH	Leverkusen

Case Tech GmbH & Co. KG	Bomlitz

Chemion Logistik GmbH	Leverkusen

Drugofa GmbH	Cologne

DYNEVO GmbH	Leverkusen

EPUREX Films GmbH & Co. KG	Bomlitz

Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen

Euroservices Bayer GmbH	Leverkusen

Generics Holding GmbH	Leverkusen

GeWoGe Gesellschaft für Wohnen und Gebäudemanagement mbH	Leverkusen

GP Grenzach Produktions GmbH	Grenzach

ICON Genetics GmbH	Munich

KVP Pharma+Veterinär-Produkte GmbH	Kiel

Probis GmbH	Bomlitz

Sportrechte Vermarktungs- und Verwertungs-GmbH & Co. oHG	Leverkusen

Travel Board GmbH	Leverkusen

Wolff Cellulosics GmbH & Co. KG	Bomlitz

Wolff Walsrode AG	Walsrode

Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen

7.2 Business combinations and other acquisitions, divestments and discontinued operations
Acquisitions are accounted for by the purchase method in accordance with ifrs 3 (Business Combinations), the results of the acquired businesses therefore being included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions of companies domiciled outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.
A total of €15,357 million was spent for acquisitions in 2006. The purchase prices of the acquired companies or businesses were settled in cash. Goodwill arising on these acquisitions totaled €5,804 million and is subject to an annual impairment test.
Acquisition of Schering AG, Berlin, Germany
In June 2006, the wholly owned subsidiary Bayer Schering GmbH (at that time Dritte BV GmbH) acquired a majority interest in Schering AG, Berlin, Germany, which is included in full in the consolidated financial statements of the Bayer Group as of June 23, 2006. On that date Bayer Schering GmbH held 87.99 percent of the voting capital of Schering AG. This was preceded by a public takeover offer issued to stockholders of Schering AG by Bayer Schering GmbH on April 13, 2006. The European Commission cleared the acquisition on May 24, 2006; approval from the u.s. antitrust authorities was granted on April 21, 2006.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 135
On July 31, 2006, Bayer Schering GmbH and Schering AG, as a dependent company, concluded a domination and profit and loss transfer agreement, which was approved by an Extraordinary Stockholders’ Meeting of Schering AG on September 13, 2006. This agreement took effect on October 27, 2006 when it was entered in the commercial register for the headquarters of Schering AG. Schering AG was renamed Bayer Schering Pharma AG effective December 29, 2006.
By December 31, 2006, Bayer Schering GmbH had raised its holding in the voting capital of Bayer Schering Pharma AG to 96.24 percent through the addition of further shares. The shares in Bayer Schering Pharma AG were purchased in tranches involving total cash outflows of €16,271 million, less total acquisition-related cash and cash equivalents of €1,025 million. The ancillary costs of the acquisition amounted to about €71 million.
The Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG on January 17, 2007 resolved to squeeze out the remaining minority stockholders. Pursuant to this resolution, the shares held by minority stockholders will be transferred to the majority stockholder Bayer Schering GmbH in return for cash compensation of €98.98 per share. Liabilities for anticipated cash compensation payments and guaranteed dividends to the minority stockholders raise the purchase price by €736 million to €17,007 million.
At the time they were acquired, the activities of Bayer Schering Pharma AG and its subsidiaries (referred to here collectively as “Schering”) focused on the areas of gynecology and andrology, diagnostic imaging, specialized therapeutics, oncology, and the dermatology business operated by the Intendis group.
In fiscal 2006, Schering contributed €3,082 million to Bayer Group sales. It had a net negative effect of €119 million on the operating result (ebit) after integration and restructuring expenses of €179 million and charges of €551 million from the purchase price allocation. Income after taxes of the acquired business for the period since the date of first-time consolidation was minus €37 million.
If Schering had already been acquired effective January 1, 2006, the Bayer Group would have had sales of €31,689 million in 2006. Income after taxes would have amounted to €1,448 million, taking into account the effects of the revaluation of acquired assets and the financing costs for the full year. Earnings per share from continuing and discontinued operations would have been €1.90.

136 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The purchase price allocation to the acquired assets and assumed liabilities at the date of acquisition is shown in the table. Including the acquired cash and cash equivalents and the ancillary acquisition costs, it resulted in the net cash outflow shown below:

	Net carry-
	ing amount
	at the date		Net carry-
	of first-		ing amount
	time con-	Fair-value	after the
	solidation	adjustment	acquisition
€ million

Acquired assets and assumed liabilities

Goodwill	364	5,407	5,771

Other intangible assets	297	11,745	12,042

Property, plant and equipment	1,123	453	1,576

Other noncurrent assets	233	(1)	232

Inventories	837	848	1,685

Other current assets	1,671	—	1,671

Cash and cash equivalents	1,025	—	1,025

Pensions and other post-employment benefits	(345)	—	(345)

Other provisions	(1,078)	(78)	(1,156)

Financial liabilities	(243)	—	(243)

Other liabilities	(690)	—	(690)

Deferred taxes	295	(4,841)	(4,546)

Net assets	3,489	13,533	17,022

Minority interests			(15)

Purchase price			17,007

of which ancillary acquisition costs			71

Acquired cash and cash equivalents			1,025

Liabilities to minority stockholders			736

Net cash outflow for the acquisition			15,246

The fair-value adjustment reflects the differences between the previous net carrying amounts and the respective fair values in the acquirer’s balance sheet at the date of acquisition.
The purchase price allocation reflects all information with respect to revaluation amounts calculated as of the date of acquisition, but has not yet been completed. Therefore, changes may yet be made in the allocation of the purchase price to the individual assets.
The goodwill remaining after the purchase price allocation is attributable to a number of factors. Apart from general synergies in administration processes and infrastructures, such factors also include significant cost savings in the r&d, marketing, sales, procurement and production functions. In addition, the acquisition strengthens the Bayer Group’s global market position in the pharmaceuticals business.
The fair values of the acquired intangible assets are as follows:

Fair value
€ million

Company names	725

Product-related brand names	940

Product-related technologies	9,118

IPR&D projects	1,191

Software	68

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 137
Company names are not amortized as they have no definite useful life. Product-related brand names are amortized over average periods of 18 years. The projected average useful life is 14 years for product-related technologies and 16 years for ipr&d projects. The residual useful life of acquired property, plant and equipment carried at fair value is determined in accordance with the principles set forth in Note [4.3]. The amortization of the adjustment for first-time consolidation of inventories is based on inventory turnover of the respective products. The useful lives and amortization periods are reflected analogously in deferred taxes.
Other acquisitions
In addition to the acquisition of the majority of the shares of Bayer Schering Pharma AG, the following significant acquisitions were made in 2006:
Effective January 9, 2006 Bayer Innovation GmbH acquired the biotech company Icon Genetics AG, Munich, Germany. Icon Genetics discovers innovative methods for the development and use of engineered plants to produce therapeutically active substances. The purchase price was €18 million.
On July 6, 2006, Bayer HealthCare llc, u.s.a., acquired Metrika Inc., Sunnyvale, California, u.s.a., for € 57 million. Metrika manufactures and markets the a1cnow + appliance to monitor long-term blood glucose levels in diabetics.
These and further smaller acquisitions affected the Group’s assets and liabilities as of the dates of acquisition as shown in the table. Including acquired cash and cash equivalents, they resulted in the following net outflow:

2006
€ million

Acquired assets and assumed liabilities

Goodwill	33

Other intangible assets	75

Property, plant and equipment	6

Other assets	10

Cash and cash equivalents	1

Provisions	(1)

Financial liabilities	(1)

Other liabilities	(3)

Deferred taxes	(8)

Purchase price	112

of which ancillary acquisition costs	0

Cash and cash equivalents acquired	1

Net cash outflow for acquisitions	111

138 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Acquisitions after the closing date
Between the closing date and the approval of the annual financial statements for publication, Bayer HealthCare AG, Leverkusen, is expected to acquire the over-the-counter cough and cold products portfolio of the Topsun Group, Shanghai, China. The purchase price is approximately €103 million plus contingent payments of around €19 million subject to fulfillment of certain performance criteria. The agreement also comprises the transfer of the Gaitianli manufacturing facility in Qidong and the national sales force, and has been submitted to the regulatory authorities for approval. Chief among the products to be acquired from Topsun is the market-leading White & Black® brand.
Further, in October 2006 Bayer MaterialScience agreed to acquire Taiwan’s Ure-Tech Group, the largest producer of thermoplastic polyurethane (tpu) in the Asia-Pacific region.
The transfer of these businesses had not yet taken place by the date on which these financial statements were approved for publication.
Divestitures
In 2006 the Bayer Group made the following significant divestitures, the proceeds of which totaled €525 million.
On November 30, 2006 Bayer sold its 49.9 percent interest in the GE Bayer Silicones joint venture to its partner General Electric. The sale of this interest generated proceeds of €431 million.
On April 3, 2006, Bayer Diagnostics Manufacturing Limited, Bridgend, u.k., divested its production facilities and activities to Kimball Electronics Wales Limited. The businesses divested comprise the manufacture of appliances for the diagnostics and diabetes care market.
To strengthen the focus on its core business, the Bayer CropScience subgroup divested various active ingredients and related rights in its Crop Protection segment in 2006, including Asulam®, a herbicide that was marketed as Asulox® and Asilan®. Total proceeds of divestitures by Bayer CropScience in fiscal 2006 were €47 million.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 139
These and additional, minor divestitures affected the Group’s assets and liabilities as of the respective dates of divestiture as follows:

2006
€ million

Divested assets and liabilities

Goodwill	2

Other intangible assets	5

Property, plant and equipment	16

Financial assets	195

Inventories	26

Other assets and liabilities	0

Net gain/loss on the divestitures	281

Total sale price	525

Divested cash and cash equivalents	—

Net cash inflow from the divestitures	525

Discontinued operations
On June 29, 2006, Bayer AG concluded an agreement with Siemens AG on the sale of the diagnostics business. This transaction closed on January 2, 2007.
On November 23, 2006 an agreement was concluded to divest the activities of the H.C. Starck Group, formerly assigned to the Materials segment, to a consortium of two financial investors, Advent International and The Carlyle Group. This business was transferred to the new owners on February 1, 2007.
An agreement was signed on December 18, 2006 to sell the companies of the Wolff Walsrode group, which operates principally in the field of cellulose chemistry, to The Dow Chemical Company, u.s.a. Wolff Walsrode also was formerly assigned to the Materials segment. Pending the approval of the antitrust authorities, the transfer of this business is expected to take place in the first half of 2007.
The diagnostics activities, H.C. Starck and Wolff Walsrode are recognized as discontinued operations in 2006. The corresponding information is provided from the standpoint of the Bayer Group, not for the purpose of separately portraying either the discontinued operations or the remaining operations of Bayer.

140 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
On January 28, 2005 the spin-off of lanxess from Bayer AG was entered in the commercial register and thus took legal effect. In March 2005, the plasma operations of the Bayer HealthCare subgroup in the United States were divested. The lanxess and plasma operations were recognized as discontinued operations in 2005.
A breakdown of the results of discontinued operations is given below:

	Lanxess		Plasma business		Diagnostics		H.C. Starck		Wolff Walsrode		Total
€ million	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Net sales	503	—	124	—	1,433	1,526	920	985	329	334	3,309	2,845

Cost of goods sold	(345)	—	(91)	—	(652)	(660)	(738)	(806)	(225)	(233)	(2,051)	(1,699)

Selling expenses	(62)	—	(14)	—	(370)	(394)	(54)	(51)	(42)	(45)	(542)	(490)

Research and development expenses	(8)	—	(11)	—	(120)	(124)	(29)	(28)	(8)	(8)	(176)	(160)

General administration expenses	(20)	—	(11)	—	(95)	(94)	(22)	(32)	(20)	(19)	(168)	(145)

Other operating income (expenses) — net	(6)	—	1	—	(17)	(51)	6	(13)	2	11	(14)	(53)

Operating result (EBIT)	62	—	(2)	—	179	203	83	55	36	40	358	298

Non-operating result	(4)	—	—	—	2	(1)	(10)	(5)	(3)	(7)	(15)	(13)

Income (loss) before income taxes	58	—	(2)	—	181	202	73	50	33	33	343	285

Income taxes	(20)	—	1	—	(63)	(85)	(27)	(18)	(13)	(13)	(122)	(116)

Income (loss) after taxes	38	—	(1)	—	118	117	46	32	20	20	221	169

of which:

Current income (loss) before taxes	58	—	22	—	181	202	73	50	33	33	367	285

Income taxes	(20)	—	(7)	—	(63)	(85)	(27)	(18)	(13)	(13)	(130)	(116)

Current income (loss) after taxes	38	—	15	—	118	117	46	32	20	20	237	169

Income (loss) from the sale before taxes	—	—	(24)	—	—	—	—	—	—	—	(24)	—

Income taxes	—	—	8	—	—	—	—	—	—	—	8	—

Income (loss) from the sale after taxes	—	—	(16)	—	—	—	—	—	—	—	(16)	—

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 141
The separate asset and liability line items in the balance sheet reflect the following amounts pertaining to the discontinued operations as of December 31:

	Diagnostics		H.C. Starck		Wolff Walsrode		Total
€ million	2005	2006	2005	2006	2005	2006	2005	2006
Noncurrent assets	—	822	—	391	—	214	—	1,427

Goodwill and other intangible assets	—	383	—	33	—	8	—	424

Property, plant and equipment	—	356	—	300	—	194	—	850

Other noncurrent assets	—	42	—	15	—	2	—	59

Deferred taxes	—	41	—	43	—	10	—	94

Current assets	—	700	—	676	—	122	—	1,498

Inventories	—	235	—	506	—	61	—	802

Trade accounts receivable	—	422	—	162	—	53	—	637

Other current assets	—	43	—	8	—	8	—	59

Assets held for sale and discontinued operations	—	1,522	—	1,067	—	336	—	2,925

Noncurrent liabilities	—	33	—	233	—	115	—	381

Provisions for pensions and other post-employment benefits	—	26	—	182	—	89	—	297

Other provisions	—	—	—	30	—	7	—	37

Financial liabilities	—	—	—	—	—	—	—	—

Other noncurrent liabilities	—	—	—	—	—	—	—	—

Deferred taxes	—	7	—	21	—	19	—	47

Current liabilities	—	299	—	125	—	43	—	467

Other provisions	—	100	—	20	—	11	—	131

Financial liabilities	—	—	—	58	—	8	—	66

Trade accounts payable	—	74	—	29	—	16	—	119

Other current liabilities	—	125	—	18	—	8	—	151

Liabilities directly related to assets held for sale and discontinued operations	—	332	—	358	—	158	—	848

Discontinued operations affected the Group cash flow statements as follows:

	Lanxess		Plasma business		Diagnostics		H.C. Starck		Wolff Walsrode		Total
€ million	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Net cash provided by (used in) operating activities	(80)	—	40	—	264	154	10	78	41	43	275	275

Net cash provided by (used in) investing activities	(19)	—	206	—	(97)	(107)	(48)	(55)	(20)	(17)	22	(179)

Net cash provided by (used in) financing activities	99	—	(246)	—	(167)	(47)	38	(23)	(21)	(26)	(297)	(96)

Change in cash and cash equivalents	0	—	0	—	0	0	0	0	0	0	0	0

142 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Notes to the Statements of Income
8. Net sales
Sales revenues are derived primarily from product deliveries. Total reported net sales increased by €4,255 million or 17.2 percent from 2005 to €28,956 million. While volumes increased by €1,145 million, or 4.7 percent, adverse shifts in exchange rates trimmed sales by €47 million, or 0.2 percent. Changes in selling prices contributed €132 million, or 0.5 percent, to the growth in business. Portfolio changes boosted sales by €3,025 million, or 12.2 percent.
Portfolio changes led to the following changes in sales compared with the previous year:

€ million

Acquisitions

Schering AG, Berlin, Germany	3,082

Other	24

3,106

Divestitures

Cessation of plasma distribution in Canada (divested in 2005)	(100)

CropScience active ingredients	(50)

(150)

Lanxess sales revenues (January 1-31, 2005)	69

Net effect of portfolio changes	3,025

Breakdowns of net sales by segment and by region are given in the table in Note [1].
9. Selling expenses
Selling expenses include €594 million in shipping and handling costs in 2006 and €578 million in 2005. They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,484 million for 2006 compared with €1,206 million for 2005.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 143
10. Other operating income

	2005	2006
€ million

Gains from sales of noncurrent assets and from divestitures	150	169

Write-backs of receivables and other assets	79	98

Reversals of unutilized provisions	25	55

Recognition of exchange rate hedges	105	120

Miscellaneous operating income	416	288

	775	730

Other operating income for 2006 includes €86 million in connection with the first-time consolidation of the Schering companies. Total other operating income is composed of a large number of individually immaterial items pertaining to subsidiaries. In the previous year it was decided to modify several of Bayer’s largest pension plans in the United States, replacing defined-benefit plans with purely defined-contribution plans. This resulted in one-time income of €248 million in 2005, which was recognized in miscellaneous operating income.
11. Other operating expenses

	2005	2006
€ million

Losses from sales of noncurrent assets and from divestitures	(126)	(31)

Write-downs of receivables	(165)	(138)

Expenses related to significant legal risks	(451)	(205)

Recognition of exchange rate hedges	(58)	(126)

Miscellaneous operating expenses	(467)	(719)

	(1,267)	(1,219)

Other operating expenses for 2006 contain restructuring expenses of €408 million (2005: €162 million), including€179 million in connection with integration of the Schering group. Further details of restructuring expenses are given in Note [26.3].
Other operating expenses for 2006 also include write-downs on development and marketing agreements for the drug alfimeprase and the product Viadur® totaling €60 million. Further details can be found in Note [17]. As a result of a change in the plan to expand the chlor-alkali production facilities in Baytown, Texas, u.s.a., a write-down of €31 million on facilities under construction is recorded under miscellaneous operating expenses, which also include a large number of individually immaterial items totaling €220 million pertaining to subsidiaries.
In the previous year, miscellaneous operating expenses included €106 million incurred in connection with the termination of the co-promotion agreement with GlaxoSmithKline for Levitra®.

144 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
12. Personnel expenses / employees

	2005	2006
€ million

Wages and salaries	4,309	5,216

Social expenses and expenses for pensions and other benefits	1,009	1,414

of which for defined-contribution pension plans	320	392

of which for defined-benefit pension plans	38	198

	5,318	6,630

Personnel expenses increased by €1,312 million to €6,630 million in 2006
(2005: €5,318 million), with the first-time consolidation of the Schering group accounting for €805 million. Changes in exchange rates reduced personnel expenses by €23 million. In fiscal 2005 pension expenses were diminished by one-time income of €248 million resulting from the modification of pension plans in the United States.
The personnel expenses shown here do not include the interest portion of personnel-related provisions (particularly pension provisions), which is included in the non-operating result as other non-operating expense (see Note [13.3]).
The average number of employees classified by corporate functions is shown in the table. Employees of the Schering group are included for the first time.

	2005	2006

Marketing	24,723	31,098

Technology	41,757	45,076

Research and development	8,125	10,356

General administration	7,769	10,064

	82,374	96,594

of which trainees	2,547	2,715

The employees of joint ventures are included in the above figures in proportion to Bayer’s interests in the respective companies. The total number of people employed by joint ventures in 2006 was 67 (2005: 62).
As of 2006, the number of employees is reported as full-time equivalents, with part-time employees included in proportion to their contractual working hours. The prior-year figures have been restated accordingly.
13. Non-operating result
The non-operating result was minus €782 million in 2006 (2005: minus €602 million), comprising equity-method loss of €25 million (2005: €10 million), non-operating expenses of €1,688 million (2005: €1,224) and non-operating income of €931 million (2005: €632 million). Details on the individual categories are provided below.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 145
13.1 Income (loss) from investments in affiliated companies — net
The income from investments in affiliated companies mainly comprised an equity-method loss of €55 million (2005: €47 million) from two production joint ventures with Lyondell and equity-method income of €28 million (2005: €35 million) received from GE Bayer Silicones prior to the sale of our interest. In addition, this divestiture contributed €236 million to income from investments in affiliated companies. For further details see Note [7.2].
Further details of the companies included at equity in the group financial statements are given in Note [19].

	2005	2006
€ million

Net loss from investments in associates (equity-method loss)	(10)	(25)

Expenses

Write-downs of investments in affiliated companies	(27)	(20)

Losses from the sale of investments in affiliated companies	0	(12)

Income

Dividends from affiliated companies and income from profit and loss transfer agreements	10	5

Gains from the sale of investments in affiliated companies	5	259

	(22)	207

13.2 Interest expense — net
This item mainly comprises interest expense for financial liabilities, value adjustments relating to interest-rate hedging transactions, and interest income from investments. Interest expense of €370 million incurred for financing of the acquisition of Schering AG, Berlin, Germany, in 2006 is included here.
Finance leases are capitalized under property, plant and equipment in compliance with ias 17 (Leases). The interest portion of the lease payments, amounting to €20 million (2005: minus €17 million), is reflected in interest expense.
Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2006 to €12 million (2005: €4 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 5 percent (2005: 4 percent).

	2005	2006
€ million

Expenses

Interest and similar expenses	(909)	(1,381)

Income

Income from other financial assets	7	10

Other interest and similar income	564	643

	(338)	(728)

13.3 Other non-operating expense — net
Other non-operating expenses mainly comprise the interest portion of pension and other personnel-related provisions for the continuing operations amounting to €218 million (2005: €228 million) and commitment fees of €21 million incurred for credit lines granted in connection with the acquisition of Schering AG, Berlin, Germany.

146 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006

	2005	2006
€ million

Expenses

Interest portion of interest-bearing provisions	(234)	(223)

Net exchange loss	(18)	(18)

Miscellaneous non-operating expenses	(36)	(34)

Income

Miscellaneous non-operating income	46	14

	(242)	(261)

14. Income taxes
This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.
The breakdown of income taxes by origin is as follows:

	2005	2006
€ million

Income taxes paid or accrued

Germany	(143)	(139)

other countries	(320)	(624)

	(463)	(763)

Deferred taxes

from temporary differences	(178)	(12)

from tax loss carryforwards	103	321

	(75)	309

Income taxes	(538)	(454)

The reduction in tax expense was principally due to the first-time recognition of deferred tax assets on loss carryforwards relating to structural changes in the Bayer Group, which were agreed with the relevant tax authorities. In fiscal 2006 changes in tax rates decreased deferred tax expense by €1 million (2005: €2 million).
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Dec. 31, 2005		Dec. 31, 2006
	Deferred	Deferred	Deferred	Deferred
	tax	tax	tax	tax
	assets	liabilities	assets	liabilities
€ million

Intangible assets	159	983	157	5,164

Property, plant and equipment	184	780	78	936

Financial assets	26	235	104	277

Inventories	377	66	482	374

Receivables	123	344	66	526

Other assets	34	253	24	50

Pension provisions	1,522	436	1,431	503

Other provisions	666	68	791	125

Liabilities	726	20	592	43

Tax loss carryforwards	1,047	0	1,217	0

Valuation allowances for tax loss carryforwards	(261)	0	(85)	0

	4,603	3,185	4,857	7,998

of which noncurrent	3,443	2,365	2,989	6,813

Set-off	(2,905)	(2,905)	(3,652)	(3,652)

	1,698	280	1,205	4,346

Bayer Annual Report 2006	Notes to the Consolidated Statements of the Bayer Group 147
In 2006, deferred tax assets of €225 million and deferred tax liabilities of €4,113 million relate to changes in the scope of consolidation and acquisitions. Deferred tax liabilities of €4,546 million were recognized in connection with the acquisition of Schering AG, Berlin, Germany. Between the acquisition date and year end, €213 million in tax impacts related to the amortization was recorded through the income statement.
Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2006 by €97 million (2005: €96 million).
The value of existing tax loss carryforwards by expiration date is as follows:

	Dec. 31, 2005	Dec. 31, 2006
€ million

One year	0	9

Two years	0	14

Three years	0	60

Four years	4	67

Five years and thereafter	2,714	3,075

	2,718	3,225

Deferred tax assets of €1,132 million (2005: €786 million) are recognized on the €2,981 million (2005: €2,031 million) in tax loss carryforwards, including €25 million (2005: €0 million) added as a result of acquisitions without impacting income. It is considered that sufficient income will be available in the future to utilize these tax assets. The recognition of these amounts resulted in deferred tax income of €321 million (2005: €103 million). No deferred tax assets are recognized on loss carryforwards totaling €244 million (2005: €687 million) that can theoretically be utilized over more than one year.
Deferred tax assets relating to deductible temporary differences and tax loss carryforwards are carried at the amount considered sufficiently likely to be recoverable in the future by offsetting against actual taxable income. In light of operating losses recently experienced in certain jurisdictions, consideration was given to the taxable income available to the Group along with prudent and feasible tax planning strategies. Based on the results of this assessment, valuation allowances of €85 million for 2006 and €261 million for 2005 were recorded against deferred taxes relating to loss carryforwards. These valuation allowances relate primarily to certain types of operating loss carryforwards, capital loss carryforwards, foreign tax credit carryforwards and charitable contribution carryforwards.
Deferred taxes have not been recognized for temporary differences of €6,486 million (2005: €4,283 million) relating to earnings of foreign subsidiaries, either because these profits are not subject to taxation or because they are to be reinvested for an indefinite period. Deferred tax liabilities of €21 million are recognized for €686 million in retained earnings available for distribution at foreign subsidiaries.
If deferred taxes were recognized for the remaining temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax rate of 5 percent on corporate dividends where applicable.

148 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The actual tax expense for 2006 is €454 million (2005: €538 million). This figure differs by €241 million (2005: €133 million) from the expected tax expense of €695 million (2005: €671 million) that would result from applying to the pre-tax income of the Group a tax rate of 35.1 percent (2005: 35.1 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.
The reconciliation of theoretical to actual income tax expense (income) for the Group is as follows:

	2005		2006
	€ million	%	€ million	%
Theoretical income tax expense (income)	671	100	695	100

Reduction in taxes due to tax-free income

Tax-free income from affiliated companies and divestiture proceeds	(6)	(1)	(5)	(1)

Other	(99)	(15)	(107)	(15)

Utilization of off-balance-sheet loss carryforwards	(34)	(5)	(1)	0

First-time recognition of previously unrecognized deferred tax assets on loss carryforwards	—	—	(203)	(30)

Reversal of tax provisions	(104)	(15)	—	—

Increase in taxes due to non-tax-deductible expenses

Write-downs of investments	10	1	8	1

Expenses related to litigation	17	3	1	0

Other	53	8	94	14

Other tax effects	30	4	(28)	(4)

Actual income tax expense (income)	538	80	454	65

Effective tax rate in %	28.1		22.9

15. Income attributable to minority interest
Minority interest in income amounted to €22 million (2005: €21 million), and minority interest in losses to €10 million (2005: €23 million).

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 149
16. Earnings per share from continuing and discontinued operations
Earnings per share are determined according to ias 33 (Earnings per Share) by dividing net income by the average number of shares. The number of ordinary shares to be taken into account for this purpose is increased by those issued for the capital increase in July 2006 and the potential shares that would be issued upon exercise of the rights under the mandatory convertible bond issued in April 2006. The financing expenses for the mandatory convertible bond are added back to net income. In computing earnings per share, the ordinary shares to be issued upon exercise of the conversion rights from this bond issue are counted along with the already issued shares, so basic and diluted earnings per share are identical. Further information on the capital increase is given in Note [24] and further information on the mandatory convertible bond is given in Note [27].

	2005	2006
€ million

Income after taxes	1,595	1,695

Income attributable to minority interest	(2)	12

Income attributable to Bayer AG stockholders	1,597	1,683

Income from discontinued operations	221	169

Financing expenses for the mandatory convertible bond, net of tax effects	—	72

– Adjusted income after taxes from continuing operations	1,376	1,586

– Adjusted net income	1,597	1,755

Weighted average number of issued ordinary shares	730,341,920	746,456,988

Potential shares to be issued upon conversion of the mandatory convertible bond	—	45,300,595

Adjusted weighted average total number of issued and potential ordinary shares	730,341,920	791,757,583

Basic earnings per share (€)

– from continuing operations	1.88	2.00

– from continuing and discontinued operations	2.19	2.22

Diluted earnings per share (€)

– from continuing operations	1.88	2.00

– from continuing and discontinued operations	2.19	2.22

Under the German Stock Corporation Act, the sum available for payment of the dividend is determined from the balance sheet profit shown in the annual financial statements for Bayer AG prepared in accordance with the German Commercial Code.
The dividend paid for the 2005 fiscal year was €0.95 per share, compared with €0.55 for 2004. The proposed dividend for fiscal 2006 is €1.00 per share. Payment of the proposed dividend is contingent upon approval by the stockholders at the Annual Stockholders’ Meeting and has not been recognized as a liability in the consolidated financial statements of the Bayer Group.

150 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Notes to the Balance Sheets
In compliance with ifrs 5 (Non-current Assets Held for Sale and Discontinued Operations), the information in the Notes to the Balance Sheets pertaining to 2006 refers to continuing operations, while that pertaining to 2005 includes the assets and liabilities of the discontinued operations.
In the tables in the following Notes, the assets and liabilities held for sale as of December 31, 2006 are shown in the separate line items “reclassifications to current assets” (both under gross carrying amounts and under accumulated depreciation/amortization and write-downs), “reclassifications to current liabilities” or “allocations to discontinued operations.”
17. Goodwill and other intangible assets
Changes in intangible assets in 2006 were as follows:

				Marketing			Other
				and distri-			rights and
	Acquired		Trade-	bution	Production	R&D	advance
	goodwill	Patents	marks	rights	rights	projects	payments	Total
€ million

Gross carrying amounts, December 31, 2005	2,623	1,705	2,127	880	1,990	—	2,108	11,433

Changes in the scope of consolidation	0	—	—	—	—	—	0	0

Acquisitions	5,804	8,880	1,666	174	—	1,218	179	17,921

Capital expenditures	—	10	0	139	11	105	78	343

Retirements	(2)	(12)	(23)	(1)	(3)	—	(31)	(72)

Reclassifications to current assets	(42)	(397)	(4)	(313)	0	—	(101)	(857)

Transfers	0	(6)	2	3	0	—	(53)	(54)

Exchange differences	(156)	(65)	(80)	(64)	(4)	(6)	(141)	(516)

Gross carrying amounts, December 31, 2006	8,227	10,115	3,688	818	1,994	1,317	2,039	28,198

Accumulated amortization and write- downs, December 31, 2005	—	735	436	312	667	—	1,595	3,745

Changes in the scope of consolidation	—	—	—	—	—	—	0	0

Retirements	—	(11)	(20)	(1)	(1)	—	(24)	(57)

Reclassifications to current assets	—	(210)	(2)	(149)	0	—	(72)	(433)

Amortization and write-downs in 2006	—	533	126	101	164	41	135	1,100

of which write-downs	—	0	—	20	—	41	4	65

Write-backs	—	—	—	—	—	—	—	—

Transfers	—	0	1	(3)	0	—	(1)	(3)

Exchange differences	—	(26)	(15)	(30)	(2)	—	(115)	(188)

Accumulated amortization and write- downs, December 31, 2006	—	1,021	526	230	828	41	1,518	4,164

Net carrying amounts, December 31, 2006	8,227	9,094	3,162	588	1,166	1,276	521	24,034

For further information on acquisitions and divestitures, see Note [7.2].

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 151
Details of the impairment testing procedure for goodwill are given in Note [4.5]. The residual carrying amounts of goodwill for the operating subgroups and reporting segments are shown in the table:

					Environ-
					mental
	Pharma-	Consumer	Health-	Crop	Science,	Crop-
	ceuticals	Health	Care	Protection	BioScience	Science
€ million

Net carrying amounts, January 1, 2005	2	174	176	1,145	415	1,560

Changes in the scope of consolidation	—	—	—	—	—	—

Acquisitions	—	644	644	5	3	8

Retirements	—	(1)	(1)	(30)	(13)	(43)

Amortization and write-downs in 2005	—	—	—	—	—	—

Exchange differences	—	78	78	45	10	55

Net carrying amounts, December 31, 2005	2	895	897	1,165	415	1,580

Changes in the scope of consolidation	—	—	—	0	—	0

Acquisitions	5,772	24	5,796	2	5	7

Retirements	—	—	—	(2)	—	(2)

Reclassifications to current assets	—	(11)	(11)	—	—	—

Amortization and write-downs in 2006	—	—	—	—	—	—

Exchange differences	(47)	(45)	(92)	(29)	(31)	(60)

Net carrying amounts, December 31, 2006	5,727	863	6,590	1,136	389	1,525

			Material-	Recon-	Bayer
	Materials	Systems	Science	ciliation	Group
€ million

Net carrying amounts, January 1, 2005	118	12	130	—	1,866

Changes in the scope of consolidation	—	—	—	—	—

Acquisitions	—	9	9	—	661

Retirements	—	—	—	—	(44)

Amortization and write-downs in 2005	—	—	—	—	—

Exchange differences	6	1	7	—	140

Net carrying amounts, December 31, 2005	124	22	146	—	2,623

Changes in the scope of consolidation	—	—	—	—	0

Acquisitions	1	0	1	—	5,804

Retirements	—	—	—	—	(2)

Reclassifications to current assets	(31)	—	(31)	—	(42)

Amortization and write-downs in 2006	—	—	—	—	—

Exchange differences	(3)	(1)	(4)	—	(156)

Net carrying amounts, December 31, 2006	91	21	112	—	8,227

In January 2006, Bayer HealthCare and Nuvelo Inc. concluded a global development and marketing agreement for the drug alfimeprase. Nuvelo received an advance payment of €41 million through which Bayer secured the global marketing rights to this product outside the United States. Accordingly, this amount was capitalized as an intangible asset at the start of 2006. In December 2006, Bayer HealthCare and Nuvelo Inc. announced that two phase III clinical studies with alfimeprase had failed to achieve primary and key secondary end-points. As a result, this asset was written off. In 2006, the €19 million value of the marketing and commercialization rights to Viadur® was written off, continuing the action taken in 2005, when a write-down of €15 million was made on intangible assets related to this product. It has been confirmed that Viadur® would not have long-term viability in the market.

152 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Over the next five years, amortization of the intangible assets recognized in 2006 is expected to be as follows:

Estimated amortization of intangible assets
€ million
2007	1,324

2008	1,495

2009	1,416

2010	1,240

2011	1,177

Possible future acquisitions and/or divestments of intangible assets are not taken into account in computing these amounts and may therefore cause them to vary.
Changes in intangible assets in 2005 were as follows:

				Marketing			Other
				and distri-			rights and
	Acquired		Trade-	bution	Production	R&D	advance
	goodwill	Patents	marks	rights	rights	projects	payments	Total
€ million
Gross carrying amounts, December 31, 2004	2,470	1,634	1,029	626	1,933	—	1,953	9,645

Changes in the scope of consolidation	—	—	—	—	—	—	0	0

Acquisitions	661	13	1,068	160	74	—	69	2,045

Capital expenditures	—	12	—	6	0	—	78	96

Retirements	(44)	(68)	(7)	0	(11)	—	(154)	(284)

Transfers	—	41	(4)	(3)	(11)	—	(25)	(2)

Elimination of accumulated amortization prior to application of IFRS 3	(643)	—	—	—	—	—	—	(643)

Exchange differences	179	73	41	91	5	—	187	576

Gross carrying amounts, December 31, 2005	2,623	1,705	2,127	880	1,990	—	2,108	11,433

Accumulated amortization and write-downs, December 31, 2004	604	602	331	205	510	—	1,441	3,693

Changes in the scope of consolidation	—	—	—	—	—	—	0	0

Retirements	0	(53)	(1)	0	(4)	—	(129)	(187)

Amortization and write-downs in 2005	—	155	92	76	164	—	135	622

of which write-downs	—	4	1	15	0	—	2	22

Write-backs	—	—	—	—	—	—	0	0

Transfers	—	1	(1)	0	(5)	—	4	(1)

Elimination of accumulated amortization prior to application of IFRS 3	(643)	—	—	—	—	—	—	(643)

Exchange differences	39	30	15	31	2	—	144	261

Accumulated amortization and write-downs, December 31, 2005	0	735	436	312	667	—	1,595	3,745

Net carrying amounts, December 31, 2005	2,623	970	1,691	568	1,323	—	513	7,688

Following the publication of ifrs 3 (Business Combinations) and the revised standards ias 36 (Impairment of Assets) and ias 38 (Intangible Assets), goodwill and other intangible assets with indefinite useful lives are no longer amortized as of January 1, 2005 but tested regularly for impairment. There are no accumulated value adjustments for goodwill. The respective adjustments made in 2005 are shown in the line “Elimination of accumulated amortization prior to application of ifrs 3.”

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 153
18. Property, plant and equipment
Changes in property, plant and equipment in 2006 were as follows:

				Construction
				in progress
				and advance
		Plant	Furniture,	payments
		installations	fixtures	to vendors
	Land and	and	and other	and sub-con-
	buildings	machinery	equipment	tractors	Total
€ million
Gross carrying amounts, December 31, 2005	7,014	12,913	1,960	910	22,797

Changes in the scope of consolidation	0	0	(1)	0	(1)

Acquisitions	784	507	204	87	1,582

Capital expenditures	130	369	184	913	1,596

Retirements	(165)	(264)	(204)	(5)	(638)

Reclassifications to current assets	(467)	(1,029)	(636)	(80)	(2,212)

Transfers	233	487	129	(795)	54

Exchange differences	(262)	(469)	(70)	(59)	(860)

Gross carrying amounts, December 31, 2006	7,267	12,514	1,566	971	22,318

Accumulated depreciation and write-downs, December 31, 2005	3,857	9,156	1,463	0	14,476

Changes in the scope of consolidation	0	0	(1)	—	(1)

Retirements	(98)	(237)	(171)	0	(506)

Reclassifications to current assets	(252)	(678)	(432)	0	(1,362)

Depreciation and write-downs in 2006	276	774	241	31	1,322

of which write-downs	46	39	9	31	125

Write-backs	0	0	0	—	0

Transfers	4	1	(2)	—	3

Exchange differences	(117)	(313)	(49)	(2)	(481)

Accumulated depreciation and write-downs, December 31, 2006	3,670	8,703	1,049	29	13,451

Net carrying amounts, December 31, 2006	3,597	3,811	517	942	8,867

In connection with the closure of the Bayer MaterialScience subgroup’s diphenylmethane diisocyanate production facility in New Martinsville, West Virginia, United States, a write-down of €9 million was recorded for assets that are no longer required. Further, a change in the plan to expand the chlor-alkali production facility in Baytown, Texas, United States, resulted in a write-down of €31 million on construction work in process.
Capitalized property, plant and equipment includes assets with a total net value of €273 million (2005: €316 million) held under finance leases. The gross carrying amounts of these assets total €780 million (2005: €868 million). These assets are mainly plant installations and machinery with a carrying amount of €187 million (gross amount: €635 million) and buildings with a carrying amount of €80 million (gross amount: €121 million).
Also included are assets with a carrying amount of €48 million (2005: €202 million) leased to other parties under operating leases as defined in ias 17 (Leases). The decline compared with the previous year is mainly due to the divestment of the Diagnostics business, for which operating leases exist. The gross carrying amount of assets classified as operating leases was €69 million (2005: €589 million); their depreciation in 2006 amounted to €5 million (2005: €72 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease, a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

154 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Changes in property, plant and equipment in 2005 were as follows:

				Construction
				in progress
				and advance
		Plant	Furniture,	payments
		installations	fixtures	to vendors
	Land and	and	and other	and sub-con-
	buildings	machinery	equipment	tractors	Total

€ million
Gross carrying amounts, December 31, 2004	6,562	12,021	1,873	505	20,961

Changes in the scope of consolidation	5	3	3	0	11

Acquisitions	73	63	8	11	155

Capital expenditures	81	223	103	885	1,292

Retirements	(176)	(304)	(239)	(9)	(728)

Transfers	147	284	120	(549)	2

Exchange differences	322	623	92	67	1,104

Gross carrying amounts, December 31, 2005	7,014	12,913	1,960	910	22,797

Accumulated depreciation and write-downs, December 31, 2004	3,610	8,292	1,397	0	13,299

Changes in the scope of consolidation	1	1	3	—	5

Retirements	(148)	(270)	(211)	(5)	(634)

Depreciation and write-downs in 2005	244	757	207	5	1,213

of which write-downs	37	12	1	5	55

Write-backs	0	0	0	—	0

Transfers	16	(16)	1	0	1

Exchange differences	134	392	66	0	592

Accumulated depreciation and write-downs, December 31, 2005	3,857	9,156	1,463	0	14,476

Net carrying amounts, December 31, 2005	3,157	3,757	497	910	8,321

19. Investments in associates
Changes in the carrying amounts of the Group’s interests in associates included at equity were as follows:

	2005	2006

€ million
Net carrying amounts, January 1	744	795

Acquisitions	—	2

Other additions	17	46

Retirements	—	(195)

Reclassifications to current assets	—	(3)

Equity-method loss after taxes	(10)	(30)

Miscellaneous	(4)	(47)

Exchange differences	48	(36)

Net carrying amounts, December 31	795	532

For strategic reasons, the Bayer MaterialScience subgroup holds or is responsible for interests in companies that are included at equity in the consolidated financial statements of the Bayer Group. As part of the forward integration strategy of the Polycarbonates business unit, minority interests in two Israeli companies were purchased in 1998: a 26 percent interest in Polygal and a 25 percent interest in Palthough. Both of these companies

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 155
manufacture polycarbonate sheets for industrial, agricultural and other uses, mainly from polycarbonate (Makrolon®) granules supplied by Bayer. Two members of each company’s board of directors are Bayer Group employees.
In 2000, Bayer acquired the polyols business and parts of the propylene oxide (po) production operations of Lyondell Chemicals. The strategic objective is to ensure access to patented technologies and safeguard the long-term supply of po, a starting product for polyurethane, at reasonable prices. As part of this strategy, two joint ventures have been established to produce po: po jv Delaware u.s.a. (Bayer’s interest: 43 percent) and Lyon-dell Bayer Manufacturing Maasvlakte vof, Netherlands (Bayer’s interest: 50 percent). The po facility in Maasvlakte near Rotterdam, Netherlands, which came on stream in 2003, is a world-scale production facility using Lyondell’s patented po/sm technology. Both facilities are operated by Lyondell. Bayer benefits from fixed long-term supply quotas/volumes of po based on fixed price components.
The difference between the equity interest in the underlying net assets of associates and their at-equity accounting values is €12 million (2005: €12 million). It mainly relates to acquired goodwill.
In 2006 Bayer sold its 49.9 percent interest in the GE Bayer Silicones joint venture, which had been included in the consolidated financial statements at equity, to its partner General Electric. The sale of this interest generated proceeds of €431 million. The divestiture thus contributed a gain of €236 million to income from investments in affiliated companies.
The following tables present a summary of the aggregated income statement and balance sheet data for the associates included at equity in the consolidated financial statements of the Bayer Group.

Aggregated income statement data of associates included at equity	2005	2006
€ million
Net sales	1,335	1,593

Gross profit	151	320

Net loss	(47)	(46)

Bayer’s share of net loss	(22)	(20)

Miscellaneous	12	(5)

Net loss from interests in associates included at equity (equity-method loss)	(10)	(25)

	Dec. 31,	Dec. 31,
Aggregated balance sheet data of associates included at equity	2005	2006
€ million
Noncurrent assets	1,478	1,100

Current assets	469	253

Noncurrent liabilities	33	10

Current liabilities	295	218

Stockholders’ equity	1,619	1,125

Bayer’s share of stockholders’ equity	742	507

Miscellaneous	53	25

Net carrying amount of associates included at equity	795	532

The item “miscellaneous” mainly comprises differences arising from adjustments of data to Bayer’s uniform accounting policies, purchase price allocations and their amortization in income, and impairment losses.

156 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
20. Other financial assets
Other financial assets are as follows:

	Dec. 31, 2005		Dec. 31, 2006
		of which		of which
€ million	Total	current	Total	current
Loans and receivables	595	50	450	165

of which pertaining to associates	4	—	3	2

Available-for-sale financial assets	500	233	395	38

of which debt instruments	239	230	66	28

of which equity instruments	261	3	329	10

Held-to-maturity financial investments	150	35	172	32

Receivables from commodity derivative contracts	280	87	137	32

Receivables from other derivative financial instruments	242	14	280	121

Receivables under lease agreements	109	28	61	13

	1,876	447	1,495	401

Marketable securities and other instruments that were recognized separately at a total amount of €233 million in 2005, are now reflected in available-for-sale financial assets.
A vendor loan granted in connection with the sale of Haarmann & Reimer to the investor eqt in 2002 was repaid by the chemicals group Symrise in the fourth quarter of 2006, reducing loans and receivables by €220 million.
In 2006, impairment losses of €2 million (2005: € 7 million) were recognized on loans and receivables and an impairment charge of € 22 million (2005: € 33 million) was recognized on available-for-sale financial assets. Write-backs amounted to € 2 million (2005: € 3 million) for loans and receivables and €3 million (2005: € 2 million) for available-for-sale financial assets.
The available-for-sale financial assets as of December 31, 2006 and December 31, 2005 comprise:

	Dec. 31, 2005		Dec. 31, 2006
		Debt		Debt
	Equity	instru-	Equity	instru-
€ million	instruments	ments	instruments	ments
Acquisition costs less impairment losses recognized in the income statement	233	240	315	59

Fair value adjustments recognized in stockholders’ equity

losses	(25)	(1)	(34)	(1)

gains	53	0	48	8

Recognized fair value	261	239	329	66

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 157
Further information on the accounting for receivables from derivative financial instruments is given in Note [30].
Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €61 million (2005: €109 million), while the interest portion pertaining to future years amounts to €10 million (2005: €18 million). The sharp decline in fiscal 2006 is mainly due to the presentation of the Diagnostics activities as discontinued operations.
The lease payments are due as follows:

Maturing in		Dec. 31, 2005		Maturing in		Dec. 31, 2006
			Receiv-				Receiv-
			ables under				ables under
	Lease	Interest	finance		Lease	Interest	finance

€ million	payments	component	leases	€ million	payments	component	leases
2006	32	4	28	2007	15	2	13

2007	28	3	25	2008	15	2	13

2008	17	3	14	2009	5	2	3

2009	10	2	8	2010	4	1	3

2010	6	2	4	2011	3	1	2

2011 or later	34	4	30	2012 or later	29	2	27

	127	18	109		71	10	61

21. Other receivables
Other receivables, less write-downs of €11 million (2005: €14 million), comprise:

	Dec. 31, 2005		Dec. 31, 2006
		of which		of which
€ million	Total	current	Total	current
Benefit plan assets in excess of obligations	37	0	38	0

Payroll receivables	29	29	27	26

Royalties receivable	51	48	66	66

Interest receivable	310	305	266	266

Miscellaneous receivables	1,193	1,039	985	859

	1,620	1,421	1,382	1,217

Interest receivable consists mainly of interest earned or accrued that is not due to be received until after the balance sheet date.
There were no other receivables from associates (2005: €7 million).
Miscellaneous receivables include €160 million (2005: €210 million) in accrued income, of which €146 million (2005: €193 million) represents current assets.

158 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
22. Inventories
Inventories comprised:

	Dec. 31,	Dec. 31,
	2005	2006
€ million
Raw materials and supplies	902	1,004

Work in process, finished goods and goods purchased for resale	4,595	5,145

Advance payments	7	4

	5,504	6,153

Of the inventories totaling €6,153 million as of December 31, 2006 (2005: €5,504 million), €910 million (2005: €814 million) was carried at fair value less costs to sell.
The changes in the inventory reserve, which are reflected in the cost of goods sold, were as follows:

	2005	2006
€ million
January 1	(311)	(340)

Changes in the scope of consolidation	(3)	—

Additions expensed	(166)	(180)

Deductions due to reversal or utilization	156	151

Reclassifications to current assets	—	46

Exchange differences	(16)	12

December 31	(340)	(311)

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 159
23. Trade accounts receivable
Trade accounts receivable as of December 31, 2006 include €5,756 million (2005: €5,162 million) maturing within one year and €46 million (2005: €42 million) maturing after one year. Of the total, €25 million (2005: €36 million) was receivable from associates and €5,777 million (2005: €5,168 million) from other customers.
Changes in write-downs of trade accounts receivable were as follows:

	2005	2006
€ million
January 1	(273)	(334)

Changes in the scope of consolidation	1	0

Additions expensed	(158)	(145)

Deductions due to reversal or utilization	118	152

Reclassifications to current assets	—	22

Exchange differences	(22)	0

December 31	(334)	(305)

24. Changes in stockholders’ equity
The components of stockholders’ equity and their changes during 2005 and 2006 are shown in the following table.

				Equity
				attribut-
				able to	Equity
	Capital	Capital		Bayer AG	attributable	Stock-
	stock of	reserves of	Other	stockhol-	to minority	holders’
	Bayer AG	Bayer AG	reserves	ders	interest	equity
€ million

December 31, 2004	1,870	2,942	6,020	10,832	111	10,943

Spin-off of Lanxess	—	—	(1,059)	(1,059)	(19)	(1,078)

Capital contributions	—	—	—	—	—	—

Other changes	—	—	1,304	1,304	(12)	1,292

December 31, 2005	1,870	2,942	6,265	11,077	80	11,157

Capital contributions	87	1,086	—	1,173	—	1,173

Other changes	—	—	517	517	4	521

December 31, 2006	1,957	4,028	6,782	12,767	84	12,851

The capital stock of Bayer AG totals €1,957 million (2005: €1,870 million) and is divided into 764,341,920 (2005: 730,341,920) no-par bearer shares. Each share confers one voting right. On July 6, 2006, 34 million new shares were placed with German and international institutional investors by means of an accelerated bookbuilding process. The proceeds of this capital increase were around €1,182 million less €9 million for bank charges. The issue price of the new shares, which carry full entitlement to the dividend for fiscal 2006, was €34.75 per share. The related 4.7 percent cash increase in the company’s capital stock was approved by the Supervisory Board and implemented on the basis of the authorization granted by the Annual Stockholders’ Meeting on April 28, 2006 (Authorized Capital II).

160 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Authorized capital of €465 million was approved by the Annual Stockholders’ Meeting on April 28, 2006. It expires on April 27, 2011. It can be used to increase the capital stock by issuing new no-par bearer shares against cash contributions or contributions in kind, but capital increases against contributions in kind may not exceed a total of €370 million. Stockholders must normally be granted subscription rights. However, subject to the approval of the Supervisory Board, the Board of Management is authorized to exclude subscription rights for the stockholders with respect to any excess shares remaining after rights have been allocated (fractional amounts) and also to the extent necessary to grant subscription rights for new shares to holders of convertible bonds or bonds with attached warrants or mandatory convertible bonds issued by Bayer AG or its Group companies, who would be entitled to subscription rights upon exercise of the conversion rights or warrants. In addition the Board of Management is authorized to exclude stockholders’ subscription rights, subject to the approval of the Supervisory Board, in cases where an increase in capital against contributions in kind is carried out for the purpose of acquiring companies, parts of companies, participating interests in companies or other assets.
Further authorized capital was also approved by the Annual Stockholders’ Meeting on April 28, 2006. The Board of Management is authorized until April 27, 2011 to increase the capital stock, subject to the approval of the Supervisory Board, by up to a total of €186 million in one or more installments by issuing new no-par bearer shares against cash contributions. Of this amount, €87.04 million was used for the capital increase effected on July 6, 2006. The remaining authorized capital thus stood at €98.96 million on the balance sheet date. Under the resolution adopted by the Annual Stockholders’ Meeting, stockholders must normally be granted subscription rights. However, the Board of Management is authorized to exclude subscription rights for stockholders with respect to one or more capital increases out of the Authorized Capital ii, subject to the approval of the Supervisory Board, provided that such capital increase does not exceed 10 percent of the capital stock existing at the time this authorization becomes effective or the time this authorization is exercised, for purposes of issuing new shares against cash contributions at a price that is not significantly below the market price of shares in the company that are already listed on the stock exchange at the time the issue price is finally determined. Shares acquired on the basis of an authorization of the Stockholders’ Meeting and sold pursuant to Section 71, Paragraph 1, No. 8, Sentence 5 of the German Stock Corporation Act in conjunction with Section 186, Paragraph 3, Sentence 4 of that Act during the term of this authorization shall count toward the above 10 percent limit. Shares issued or to be issued to service bonds with conversion rights, attached warrants or mandatory conversion rights shall also count toward this limit where such bonds were issued during the term of this authorization and stockholders’ subscription rights were excluded by application of Section 186, Paragraph 3, Sentence 4 of the German Stock Corporation Act.
Conditional capital of €186.88 million, corresponding to 73,000,000 shares, exists to service the conversion rights contained in a mandatory convertible bond issued by Bayer Capital Corporation B.V. on April 6, 2006.
The components of stockholders’ equity and their changes during 2005 and 2006 are shown in the following table.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 161

	Retained earnings			Accumulated other comprehensive income
		Other			Fair-value
	Revaluation	retained	Net	Exchange	measurement	Cash flow	Other
	surplus	earnings	income	differences	of securities	hedges	reserves

€ million
December 31, 2004	66	7,235	685	(2,003)	20	17	6,020

Spin-off of Lanxess		(1,438)		379			(1,059)

Changes in stockholders’ equity not recognized in net income

Changes in fair value of securities and cash flow hedges					9	(15)	(6)

Changes in actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits		(1,207)					(1,207)

Exchange differences on translation of operations outside the euro zone				849			849

Deferred taxes on valuation adjustments offset directly against stockholders’ equity		470			(6)	6	470

Other changes in stockholders’ equity	(4)	4					0

Transfer of changes recognized in income					0	3	3

	62	5,064	685	(775)	23	11	5,070

Dividend payments			(402)				(402)

Allocations to retained earnings		283	(283)				0

		283	(685)				(402)

Changes in stockholders’ equity recognized in net income

Net income 2005			1,597				1,597

			1,597				1,597

December 31, 2005	62	5,347	1,597	(775)	23	11	6,265

Changes in stockholders’ equity not recognized in net income

Changes in fair value of securities and cash flow hedges					(7)	(59)	(66)

Changes in actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits		448					448

Exchange differences on translation of operations outside the euro zone				(720)			(720)

Deferred taxes on valuation adjustments offset directly against stockholders’ equity		(166)			2	16	(148)

Other changes in stockholders’ equity	(4)	4					0

Transfer of changes recognized in income						14	14

	58	5,633	1,597	(1,495)	18	(18)	5,793

Dividend payments			(694)				(694)

Allocations to retained earnings		903	(903)				0

		903	(1,597)				(694)

Changes in stockholders’ equity recognized in net income

Net income 2006			1,683				1,683

			1,683				1,683

December 31, 2006	58	6,536	1,683	(1,495)	18	(18)	6,782

162 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The effect of the revaluation of assets relating to acquisitions made in stages is recognized in equity in compliance with ifrs 3 (Business Combinations). If an enterprise is acquired in several stages, all assets and liabilities of the company have to be completely revalued on the date on which the acquiring company gains control and recognized at fair value. If the new fair value of the assets already held by the acquiring company exceeds their carrying amount, the carrying amount must be increased accordingly. This adjustment is recognized in a separate equity item (revaluation surplus) and thus has no effect on net income. The revaluation surplus of €62 million reported under stockholders’ equity in 2005 was entirely due to the acquisition of the remaining 50 percent interest in an otc joint venture with Roche in the United States that was established in 1996 . In 2006 the €4 million portion of the revaluation surplus that relates to scheduled amortization/depreciation of the respective assets was transferred to retained earnings.
The retained earnings contain prior years’ undistributed income of consolidated companies.
Under ias 19 (Employee Benefits), which contains an option for the accounting treatment of actuarial gains and losses from defined benefit plans, all such gains and losses are recognized in the retained earnings of the Bayer Group. Changes in fair values of cash flow hedges and available-for-sale financial assets are recognized in other comprehensive income.
The components of third-party minority interests in Group equity and their changes during 2006 and 2005 are shown in the following table.

	Equity attributable to
	minority interest
€ million	2005	2006
January 1	111	80

Spin-off of Lanxess	(19)	—

Changes in stockholders’ equity not recognized in net income

Changes in fair value of securities and cash flow hedges	—	0

Changes in actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	0	0

Exchange differences on translation of operations outside the euro zone	8	(5)

Deferred taxes on valuation adjustments offset directly against stockholders’ equity	0	0

Other changes in stockholders’ equity	20	14

	120	89

Dividend payments	(38)	(15)

Allocations to retained earnings	0	(2)

	(38)	(17)

Changes in stockholders’ equity recognized in net income

Net income	(2)	12

	(2)	12

December 31	80	84

Minority stockholders’ interest mainly comprises third parties’ shares in the equity of the consolidated subsidiaries Sumika Bayer Urethane Co. Ltd., Japan; Bayer CropScience Limited, India; Bayer Polymers Co., Ltd., China; Berlimed, S.A., Spain; Bayer CropScience Nufarm Ltd., United Kingdom; Justesa Imagen, S.A., Spain; and Bayer Diagnostics India Limited, India.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 163
25. Provisions for pensions and other post-employment benefits
The provisions for pensions and other post-employment benefits are as follows:

			Other post-employ-
	Pensions		ment benefits		Total
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
€ million	2005	2006	2005	2006	2005	2006
Germany	5,657	5,304	158	139	5,815	5,443

Other countries	832	587	527	513	1,359	1,100

Total	6,489	5,891	685	652	7,174	6,543

Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefit plans.
In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.
The regular contributions constitute expenses for the year in which they are due and as such are included in the functional cost items, and thus in the operating result (ebit) . In 2006, these expenses totaled €392 million (2005: €320 million). All other retirement benefit plans are defined benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds.
All income and expenses relating to funded defined benefit plans apart from interest cost and the expected return on plan assets are recognized in the Group operating result (ebit) . Interest cost and the expected return on plan assets are reflected in the non-operating result.
Actuarial gains and losses from defined benefit plans and deductions in connection with asset limitation are recognized entirely as pension provisions via the statement of changes in stockholders’ equity and shown in a separate statement of recognized income and expense, so they have no impact on profit or loss.
Early retirement payments and certain other benefits to retirees are also included here, since these obligations are similar in character to pension obligations.
The costs for defined-benefit pension plans for the continuing and discontinued operations are comprised as follows:

	Germany		Other countries		Total
€ million	2005	2006	2005	2006	2005	2006
Current service cost	138	195	122	76	260	271

Past service cost	56	(8)	4	3	60	(5)

Interest cost	432	466	222	230	654	696

Expected return on plan assets	(237)	(270)	(237)	(262)	(474)	(532)

Plan curtailments	—	(2)	(317)	(20)	(317)	(22)

Plan settlements	—	—	0	(2)	0	(2)

	389	381	(206)	25	183	406

164 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Expenses for other post-employment benefit obligations comprised:

	Germany		Other countries		Total
€ million	2005	2006	2005	2006	2005	2006
Current service cost	17	19	30	24	47	43

Past service cost	—	—	(61)	(12)	(61)	(12)

Interest cost	5	4	51	51	56	55

Expected return on plan assets	—	—	(27)	(27)	(27)	(27)

Plan curtailments	—	—	(10)	(25)	(10)	(25)

Plan settlements	—	—	—	1	—	1

	22	23	(17)	12	5	35

Expenses for pension plans assigned to assets held for sale in 2006 comprised service cost of €14 million (2005: €14 million), interest cost of €20 million (2005: €21 million) for entitlements earned in previous years, expected returns on plan assets amounting to €10 million (2005: €9 million) and income of €37 million (2005: €45 million) from plan curtailments.
The present value of defined benefit obligations is calculated in accordance with ias 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of a prudent assessment of the relevant parameters. The fair value of plan assets is deducted from the present value of the obligation for pensions and other post-employment benefits. The obligations and plan assets are valued at regular intervals of not more than three years. For all major plans, comprehensive actuarial valuations are performed annually as of December 31.
The difference between the defined benefit obligation — after deducting the fair value of plan assets — and the net liability recognized in the balance sheet is attributable to unrecognized past service cost.
Plan assets in excess of the benefit obligation are reflected in other receivables, subject to the asset limitation specified in ias 19 (Employee Benefits).
Benefits expected to be payable after retirement are spread over each employee’s entire period of employment, allowing for future changes in remuneration.
Changes in provisions for pensions and other post-employment benefits were as follows:

		Aquisiti-
		ons and
		changes in				Reclassi-
		the scope				fications to
	Balance as	of consoli-				current lia-	Exchange	Balance as
	of Jan. 1	dation	Additions	Utilization	Reversal	bilities	differences	of Dec. 31
€ million
2006	7,174	341	497	(565)	(519)	(297)	(88)	6,543

2005	6,219	25	1,849	(615)	(403)	—	99	7,174

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 165
In 2005, provisions for pensions and other post-employment benefits were influenced mainly by the restructuring of Bayer’s global pension systems and especially the modification of several of its largest pension plans in the United States, replacing defined-benefit plans with purely defined-contribution plans. In 2006 , by contrast, the main impact came from structural adjustments to the Bayer Group’s portfolio. Reclassifications to current liabilities totaled €297 million, while additions to provisions as a result of the acquisition of the Schering group amounted to €345 million. Changes in value caused by actuarial gains and losses are shown as reversals or additions.
The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

	Germany
	Pension		Other post-employment
	obligations		benefit obligations
€ million	2005	2006	2005	2006
Defined benefit obligation as of January 1	8,866	10,256	184	158

Acquisitions	14	1,703	—	6

Divestitures / changes in the scope of consolidation	—	(10)	—	0

Current service cost	138	195	17	19

Interest cost	432	466	5	4

Employee contributions	26	26	—	—

Plan changes	56	(8)	—	—

Plan settlements	—	—	—	—

Net actuarial (gain) loss	1,160	(487)	—	—

Benefits paid	(436)	(489)	(48)	(46)

Plan curtailments	—	(2)	—	—

Reclassifications to current assets / liabilities	—	(293)	—	(2)

Exchange differences	—	—	—	—

Defined benefit obligation as of December 31	10,256	11,357	158	139

Fair value of plan assets as of January 1	4,373	4,599	—	-

Acquisitions	—	1,497	—	—

Divestitures / changes in the scope of consolidation	—	(5)	—	—

Actual return on plan assets	330	116	—	—

Plan settlements	—	—	—	—

Employer contributions	306	325	48	46

Employee contributions	26	26	—	—

Benefits paid	(436)	(489)	(48)	(46)

Reclassifications to current assets / liabilities	—	(16)	—	—

Exchange differences	—	—	—	—

Fair value of plan assets as of December 31	4,599	6,053	—	-

Net recognized liability as of December 31	(5,657)	(5,304)	(158)	(139)

Unrecognized past service cost	—	—	—	—

Unrecognized transition obligation	—	—	—	—

Asset limitation due to uncertainty of obtaining future benefits	—	—	—	—

Net recognized liability as of December 31	(5,657)	(5,304)	(158)	(139)

Amounts recognized in the balance sheet
Prepaid benefit assets	—	—	—	—

Provisions for pensions and other post-employment benefits	(5,657)	(5,304)	(158)	(139)

Net recognized liability as of December 31	(5,657)	(5,304)	(158)	(139)

166 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Of the defined benefit obligation for pensions, €5,067 million (2005: €5,516 million) relates to unfunded benefit obligations while €10,638 million (2005: €9,009 million) relates to funded benefit obligations. Of the defined benefit obligation for other post-employment benefits, €328 million (2005: €341 million) relates to unfunded benefit obligations while €675 million (2005: €695 million) relates to funded benefit obligations.
Of the funded pension plans, total overfunding of individual plans amounts to €89 million (2005: €41 million) while underfunding amounts to €870 million (2005: €966 million). Similarly, other funded post-employment benefit obligations of individual funds are underfunded by €318 million (2005: €336 million).

	Other countries				Total
	Pension		Other post-employment		Pension		Other post-employment
	obligations		benefit obligations		obligations		benefit obligations
€ million	2005	2006	2005	2006	2005	2006	2005	2006
Defined benefit obligation as of January 1	3,807	4,269	724	878	12,673	14,525	908	1,036

Acquisitions	11	405	—	27	25	2,108	—	33

Divestitures / changes in the scope of consolidation	—	—	—	—	—	(10)	—	0

Current service cost	122	76	30	24	260	271	47	43

Interest cost	222	230	51	51	654	696	56	55

Employee contributions	5	2	—	—	31	28	—	—

Plan changes	4	8	—	(10)	60	0	—	(10)

Plan settlements	(52)	(4)	—	—	(52)	(4)	—	—

Net actuarial (gain) loss	262	(1)	0	54	1,422	(488)	0	54

Benefits paid	(198)	(211)	(47)	(45)	(634)	(700)	(95)	(91)

Plan curtailments	(317)	(20)	(10)	(25)	(317)	(22)	(10)	(25)

Reclassifications to current assets / liabilities	—	(155)	—	(1)	—	(448)	—	(3)

Exchange differences	403	(251)	130	(89)	403	(251)	130	(89)

Defined benefit obligation as of December 31	4,269	4,348	878	864	14,525	15,705	1,036	1,003

Fair value of plan assets as of January 1	2,841	3,485	286	359	7,214	8,084	286	359

Acquisitions	—	307	—	—	—	1,804	—	—

Divestitures / changes in the scope of consolidation	—	—	—	—	—	(5)	—	—

Actual return on plan assets	321	421	22	44	651	537	22	44

Plan settlements	(32)	(1)	—	(1)	(32)	(1)	—	(1)

Employer contributions	176	173	53	38	482	498	101	84

Employee contributions	5	2	—	—	31	28	—	—

Benefits paid	(198)	(211)	(47)	(45)	(634)	(700)	(95)	(91)

Reclassifications to current assets / liabilities	—	(150)	—	0	—	(166)	—	0

Exchange differences	372	(222)	45	(38)	372	(222)	45	(38)

Fair value of plan assets as of December 31	3,485	3,804	359	357	8,084	9,857	359	357

Net recognized liability as of December 31	(784)	(544)	(519)	(507)	(6,441)	(5,848)	(677)	(646)

Unrecognized past service cost	(3)	2	(8)	(6)	(3)	2	(8)	(6)

Unrecognized transition obligation	0	0	—	—	0	0	—	—

Asset limitation due to uncertainty of obtaining future benefits	(8)	(7)	—	—	(8)	(7)	—	—

Net recognized liability as of December 31	(795)	(549)	(527)	(513)	(6,452)	(5,853)	(685)	(652)

Amounts recognized in the balance sheet Prepaid benefit assets	37	38	—	—	37	38	—	—

Provisions for pensions and other post-employment benefits	(832)	(587)	(527)	(513)	(6,489)	(5,891)	(685)	(652)

Net recognized liability as of December 31	(795)	(549)	(527)	(513)	(6,452)	(5,853)	(685)	(652)

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 167
The Bayer Group has set up funded pension plans for its employees in many countries. Since the legal and tax requirements and economic conditions may vary considerably between countries, assets are managed according to country-specific principles.
Bayer Pensionskasse VvaG (Bayer Pensionskasse) in Germany is by far the most significant of the pension funds. This legally independent fund is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of Bayer Pensionskasse, it is classified as a defined benefit plan for ifrs purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €54 million ( 2005: €56 million). Bayer AG has undertaken to provide profit-sharing capital in the form of an interest-bearing loan totaling €150 million for the Bayer Pensionskasse. The entire amount was drawn as of December 31, 2005 and 2006.
The investment policy of Bayer Pensionskasse is geared to compliance with regulatory provisions and to the risk structure resulting from its obligations. In light of capital market movements, Bayer Pensionskasse has therefore developed a strategic target investment portfolio aligned to its risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.
A large proportion of the benefit obligations of Bayer Schering Pharma AG, Berlin, Germany, which was acquired during the year, are covered by Schering Altersversorgung Treuhand Verein. Its investment strategy allows the use of derivatives; all currency risks are fully hedged. A risk management system simulates worst case scenarios for defined portfolios on the basis of historical price data.
For plan assets in other countries, too, the key investment strategy criteria are the structure of the benefit obligations and the risk profile. Other determinants are risk diversification, portfolio efficiency and a country-specific and global balance of opportunity and risk capable of ensuring the payment of all future benefits.
At year end, plan assets to cover pension obligations were allocated as follows:

Plan assets as of December 31	Germany			Other countries
			Target			Target
%	2005	2006	for 2007	2005	2006	for 2007
Equity securities (directly held)	0.04	13.36	13.10	50.98	50.84	49.09

Debt securities	53.75	41.68	42.14	41.26	40.46	41.24

Special securities funds	25.65	26.13	22.62	0.00	0.01	0.01

Real estate and special real estate funds	12.13	8.92	12.92	1.58	3.03	3.14

Other	8.43	9.91	9.22	6.18	5.66	6.52

	100.00	100.00	100.00	100.00	100.00	100.00

168 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Obligations in Germany to pay early retirement benefits are funded entirely by provisions.
At year end, plan assets to cover other post-employment benefit obligations were allocated as follows:

Plan assets as of December 31	Germany			Other countries
			Target			Target
%	2005	2006	for 2007	2005	2006	for 2007
Equity securities (directly held)	—	—	—	56.10	56.80	53.00

Debt securities	—	—	—	35.40	35.30	35.00

Special securities funds	—	—	—	—	—	—

Real estate and special real estate funds	—	—	—	—	—	—

Other	—	—	—	8.50	7.90	12.00

	—	—	—	100.00	100.00	100.00

At the closing dates, plan assets included roughly the same weightings of Bayer shares as the major stock indices.
All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy and staff fluctuation, but also on the following parameters, which vary from country to country according to economic conditions.
The weighted parameters used to value pension obligations as of December 31 of the respective year were as follows:

	Germany		Other countries		Total
%	2005	2006	2005	2006	2005	2006
Pension obligations

Discount rate	4.25	4.60	5.50	5.65	4.60	4.90

Projected future remuneration increases	2.50	2.60	4.00	4.10	2.75	2.85

Projected future benefit increases	1.25	1.50	2.75	2.45	1.45	1.60

Other post-employment benefit obligations

Discount rate	3.25	4.30	6.00	6.25	5.65	6.00

The following weighted parameters were used to value the cost of pensions and other post-employment benefits:

	Germany		Other countries		Total
%	2005	2006	2005	2006	2005	2006
Pension obligations

Discount rate	5.00	4.25	5.75	5.50	5.20	4.60

Projected future remuneration increases	2.50	2.50	4.10	4.00	2.95	2.75

Projected future benefit increases	1.25	1.25	2.70	2.75	1.40	1.45

Expected return on plan assets	5.50	5.25	7.50	7.50	6.35	6.10

Other post-employment benefit obligations

Discount rate	3.25	3.25	6.00	6.00	5.40	5.65

Expected return on plan assets	—	—	8.25	8.25	8.25	8.25

The expected long-term return on plan assets is determined on the basis of published and internal capital market reports and forecasts for each asset class.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 169
Altering individual parameters by 0.5 percentage points while leaving the other parameters unchanged would impact pension and other post-employment benefit obligations as of year end 2006 as follows:

	Germany		Other countries		Total
	0.5 per-	0.5 per-	0.5 per-	0.5 per-	0.5 per-	0.5 per-
	centage	centage	centage	centage	centage	centage
	point	point	point	point	point	point
€ million	increase	decrease	increase	decrease	increase	decrease
Pension obligations

Change in discount rate	(771)	865	(273)	295	(1,044)	1,160

Change in projected future remuneration increases	139	(132)	56	(50)	195	(182)

Change in projected future benefit increases	568	(531)	70	(31)	638	(562)

Other post-employment benefit obligations

Change in discount rate	(1)	1	(42)	42	(43)	43

Altering individual parameters by 0.5 percentage points while leaving the other parameters unchanged would impact pension expense as of year end 2007 as follows:

	Germany		Other countries		Total
	0.5 per-	0.5 per-	0.5 per-	0.5 per-	0.5 per-	0.5 per-
	centage	centage	centage	centage	centage	centage
	point	point	point	point	point	point
€ million	increase	decrease	increase	decrease	increase	decrease
Pension obligations

Change in discount rate	(10)	10	(1)	(1)	(11)	9

Change in projected future remuneration increases	9	(8)	4	(4)	13	(12)

Change in projected future benefit increases	33	(30)	3	(2)	36	(32)

Change in expected return on plan assets	(30)	30	(18)	18	(48)	48

Other post-employment benefit obligations

Change in discount rate	0	0	(2)	2	(2)	2

Change in expected return on plan assets	—	—	(2)	2	(2)	2

Provisions are also set up for the obligations of Group companies, particularly in the United States, to provide post-employment benefits in the form of health care cost payments to retirees. The valuation of health care costs is based on the assumption that they will increase at a rate of 11 percent (assumption in 2005: 10 percent), which should decline to 9 percent by 2008 (assumption in 2005: 8 percent by 2007 ). The table shows the impact of a one percentage point change in the assumed rate of cost increases:

	Increase of	Decrease
	one per-	of one per-
	centage	centage
	point	point
€ million
Impact on pension expense	3	(2)

Impact on other post-employment benefit obligations	65	(60)

170 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The following employer contributions were made in 2006 and 2005, and are expected to be made in 2007, in connection with defined benefit obligations

	Germany			Other countries
			2007			2007
€ million	2005	2006	projected	2005	2006	projected
Pension obligations	306	325	348	176	173	92

Other post-employment benefit obligations	48	46	39	53	38	44

Total	354	371	387	229	211	136

Pensions and other post-employment benefits payable in the future are estimated as follows:

	Germany		Other countries		Total
		Other		Other		Other
		post-		post-		post-
		employ-		employ-		employ-
		ment		ment		ment
	Pension	benefit	Pension	benefit	Pension	benefit
€ million	obligations	obligations	obligations	obligations	obligations	obligations
2007	528	39	191	43	719	82

2008	544	29	195	45	739	74

2009	566	22	205	48	771	70

2010	587	20	221	52	808	72

2011	609	16	241	55	850	71

2012 – 2016	3,378	12	1,327	312	4,705	324

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 171
The actuarial gains and losses related to defined benefit obligations and plan assets, recognized in a separate statement of recognized income and expense outside of profit or loss, and the deductions in connection with asset limitation due to the uncertainty of obtaining future benefits, are as follows:

	Pension obligations				Pension obligations
	Germany				Other countries
€ million	2003	2004	2005	2006	2003	2004	2005	2006
Defined benefit obligation	8,099	8,866	10,256	11,357	3,746	3,807	4,269	4,348

Fair value of plan assets	4,240	4,373	4,599	6,053	2,675	2,841	3,485	3,804

Funded status	(3,859)	(4,493)	(5,657)	(5,304)	(1,071)	(966)	(784)	(544)

Accumulated actuarial gains (losses) relating to benefit obligation as of

January 1	(670)	(1,119)	(1,682)	(2,842)	(98)	(304)	(421)	(692)

Changes due to divestitures and changes in the scope of consolidation	—	—	—	1	—	—	—	—

Newly arisen during the year due to changes in actuarial parameters	(610)	(575)	(1,122)	441	(249)	(161)	(265)	46

Newly arisen during the year due to experience adjustments	161	12	(38)	46	13	19	3	(45)

Allocations to discontinued operations	—	—	—	61	—	—	—	34

Exchange differences	—	—	—	—	30	25	(9)	0

December 31	(1,119)	(1,682)	(2,842)	(2,293)	(304)	(421)	(692)	(657)

Accumulated actuarial gains (losses) relating to plan assets as of

January 1	(753)	(735)	(786)	(693)	(631)	(315)	(204)	(125)

Changes due to divestitures and changes in the scope of consolidation	—	—	—	0	—	—	—	—

Newly arisen during the year	18	(51)	93	(154)	230	100	84	159

Allocations to discontinued operations	—	—	—	1	—	—	—	(19)

Exchange differences	—	—	—	—	86	11	(5)	0

December 31	(735)	(786)	(693)	(846)	(315)	(204)	(125)	15

Asset limitation due to uncertainty of obtaining future benefits as of

January 1	1,058	1,058	1,058	1,058	—	7	9	17

Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—

Newly arisen during the year	0	0	—	—	7	2	8	(9)

Allocations to discontinued operations	—	—	—	—	—	—	—	—

Exchange differences	—	—	—	—	0	0	0	(1)

December 31	1,058	1,058	1,058	1,058	7	9	17	7

172 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
In Germany, no unrealized gains/losses or deductions due to asset limitation exist in relation to other post-employment benefit obligations.

	Other post-employment benefit obligations				Pension obligations				Other post-employment benefit obligations
	Other countries				Total				Total
€ million	2003	2004	2005	2006	2003	2004	2005	2006	2003	2004	2005	2006
Defined benefit obligation	886	724	878	864	11,845	12,673	14,525	15,705	1,088	908	1,036	1,003

Fair value of plan assets	263	286	359	357	6,915	7,214	8,084	9,857	263	286	359	357

Funded status	(623)	(438)	(519)	(507)	(4,930)	(5,459)	(6,441)	(5,848)	(825)	(622)	(677)	(646)

Accumulated actuarial gains (losses) relating to benefit obligation as of

January 1	(20)	(222)	(259)	(259)	(768)	(1,423)	(2,103)	(3,534)	(20)	(222)	(259)	(259)

Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	1	—	—	—	—

Newly arisen during the year due to changes in actuarial parameters	(190)	(38)	(31)	(71)	(859)	(736)	(1,387)	487	(190)	(38)	(31)	(71)

Newly arisen during the year due to experience adjustments	(42)	(17)	31	17	174	31	(35)	1	(42)	(17)	31	17

Allocations to discontinued operations	—	—	—	0	—	—	—	95	—	—	—	0

Exchange differences	30	18	0	2	30	25	(9)	0	30	18	0	2

December 31	(222)	(259)	(259)	(311)	(1,423)	(2,103)	(3,534)	(2,950)	(222)	(259)	(259)	(311)

Accumulated actuarial gains (losses) relating to plan assets as of

January 1	(92)	(49)	(36)	(41)	(1,384)	(1,050)	(990)	(818)	(92)	(49)	(36)	(41)

Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	—	—	—

Newly arisen during the year	29	11	(5)	17	248	49	177	5	29	11	(5)	17

Allocations to discontinued operations	—	—	—	0	—	—	—	(18)	—	—	—	0

Exchange differences	14	2	0	0	86	11	(5)	0	14	2	0	0

December 31	(49)	(36)	(41)	(24)	(1,050)	(990)	(818)	(831)	(49)	(36)	(41)	(24)

Asset limitation due to uncertainty of obtaining future benefits as of

January 1	—	—	—	—	1,058	1,065	1,067	1,075	—	—	—	—

Changes due to divestitures and changes in the scope of consolidation	—	—	—	—	—	—	—	—	—	—	—	—

Newly arisen during the year	—	—	—	—	7	2	8	(9)	—	—	—	—

Allocations to discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—

Exchange differences	—	—	—	—	0	0	0	(1)	—	—	—	—

December 31	—	—	—	—	1,065	1,067	1,075	1,065	—	—	—	—

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 173
26. Other provisions
The various categories of provisions changed as follows in 2006:

			Environ-
		Personnel	mental		Trade-rela-
		commit-	protec-	Restruc-	ted com-		Miscella-
	Taxes	ments	tion	turing	mitments	Litigation	neous	Total
€ million
December 31, 2005	803	1,485	279	92	648	663	379	4,349

of which current	431	837	81	83	641	588	348	3,009

Changes in the scope of consolidation	347	447	19	11	103	63	197	1,187

Additions	616	1,090	43	172	896	150	771	3,738

Utilization	(488)	(1,005)	(44)	(55)	(745)	(383)	(463)	(3,183)

Reversal	(133)	(89)	(9)	(9)	(78)	(39)	(125)	(482)

Reclassifications to current liabilities	(13)	(86)	(8)	(7)	(10)	(1)	(43)	(168)

Exchange differences	(43)	(50)	(18)	(8)	(45)	(19)	(29)	(212)

December 31, 2006	1,089	1,792	262	196	769	434	687	5,229

of which current	870	1,081	38	149	763	328	536	3,765

The expected disbursements out of the provisions recognized in the 2005 and 2006 balance sheets are as follows:

Dec. 31,
Expected disbursements	2005
€ million
2006	3,009

2007	231

2008	125

2009	81

2010	229

2011 or later	674

4,349

Dec. 31,
Expected disbursements	2006
€ million
2007	3,765

2008	466

2009	275

2010	125

2011	88

2012 or later	510

5,229

The provisions are partly offset by claims for refunds in the amount of €90 million (2005: €116 million), which are recognized as receivables. They relate mainly to environmental measures and to claims out of the provisions for legal risks. Further details of legal risks are given in
Note [32].
Personnel commitments mainly include annual bonus payments, vacation entitlements, service awards and other personnel costs. Also reflected here are the obligations under the stock-based compensation programs.

174 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
26.1 Stock-based compensation
Stock-based compensation in the Bayer Group is granted primarily under standard programs and also on an individual agreement basis.
Individual agreements enable the company to link remuneration components to stock price or future stock price trends. Awards under such agreements may be contingent upon the attainment of agreed targets, or they may be based solely on length of service.
Standard programs exist for different groups of employees. The program offered to members of the Board of Management and other senior executives from 2001 through 2004 was essentially a stock option program with variable stock-based awards. This program provides for cash payments. Middle managers were offered a stock incentive program, while other groups of employees were offered a stock participation program.
A stock-based compensation program for top and middle management known as “Aspire” was introduced in 2005. It comprises two variants, which are described below. For other managers and non-managerial employees, a stock participation program has been offered since 2005 under which Bayer subsidizes employee purchases of shares in the company.
As with other remuneration systems involving cash settlement, awards to be made under the stock-based programs are covered by provisions in the amount of the fair value of the obligations existing as of the date of the financial statements vis-à-vis the respective employee group. Adjustments to provisions relating to all existing stock-based compensation programs are recognized in the income statement.
The table below shows the change in provisions for the various programs:

	Stock	Stock	Stock Par-
	Option	Incentive	ticipation
	Program	Program	Program	Aspire I	Aspire II	Total
€ million
December 31, 2005	13	3	11	11	23	61

Allocations	7	2	5	22	29	65

Utilization	(7)	(2)	(4)	(4)	(8)	(25)

Reversal	0	0	0	0	0	0

Reclassifications to current liabilities	—	—	—	(2)	(5)	(7)

Exchange differences	—	—	—	(1)	(1)	(2)

December 31, 2006	13	3	12	26	38	92

Total expenses for stock-based compensation programs in 2006 were €65 million (2005: €51 million), including €51 million (2005: €34 million) for the Aspire programs and €4 million in subsidies for the 2006 short-term stock participation program (2005: €2 million in subsidies for the 2005 short-term stock participation program).
In 2006, provisions of €8 million were recorded in the financial statements at the fair value of obligations entered into under individual stock-based compensation agreements. The obligations were measured in the same way as those incurred under the standard programs. Expenses for individual stock-based compensation agreements in 2006 were €6 million (2005: €4 million).

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 175
The fair value of obligations under the standard stock-based compensation programs and individual agreements has been calculated using the Monte Carlo simulation method and the following key parameters:

	2005	2006
Dividend yield	2.27%	2.29%

Risk-free interest rate	2.92%	3.83%

Volatility of Bayer stock	38.00%	21.52%

Volatility of the Euro Stoxx 50SM	19.55%	13.14%

Correlation between Bayer stock price and the Euro Stoxx 50SM	0.56	0.61

The expected exercise period is three to five years.
Long-term incentive program for members of the Board of Management and other senior executives (Aspire I)
To participate in Aspire I, members of the Board of Management and other senior executives are required to purchase a certain number of Bayer shares determined on the basis of specific guidelines and to retain them for the full term of the program.
A percentage of their annual base salary is defined as a target for variable payments (“Aspire target opportunity”). Depending on the performance of Bayer stock, both in absolute terms and relative to the euro stoxx 50sm benchmark index, participants are granted an award of between 0 percent and 200 percent of their individual target opportunity.
Participants may ask for their Aspire award to be paid out in cash immediately at the end of the three-year performance period, or they may convert it into “performance units.” These can then be redeemed within a two-year exercise period for a cash payment that depends on the Bayer stock price on the exercise date.
Long-term incentive program for middle management (Aspire II )
A variant of the Aspire program with the following modifications is offered to middle management:
•	No personal investment in Bayer shares is required.

•	The amount of the award in relation to the employee’s personal Aspire target opportunity is based entirely on the absolute performance of Bayer stock during the performance period.

•	The award varies between 0 percent and 150 percent of the Aspire target opportunity.
This variant of the Aspire program is not linked to the euro stoxx 50sm index.
Stock Participation Program (2006) for other managers and non-managerial employees
Under this program, Bayer offered employees the opportunity to purchase shares at a discount of 15 percent on the lowest stock price for the day on August 15, 2006. Employees could invest an amount of up to 10 percent of their annual base salary, but not more than €5,000.
The shares purchased under the 2006 Stock Participation Program must be held in a special deposit account and may not be sold prior to December 31, 2007. In 2006, employees acquired a total of 474,003 Bayer shares under the 2006 Stock Participation Program, leading to additional compensation expenses in an amount of €3 million.

176 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Bayer Industry Services GmbH & Co. ohg (bis), held by Bayer AG (60 percent) and by lanxess (40 percent), offered a different stock participation program. bis offered its managers and non-managerial employees the opportunity to purchase Bayer shares and lanxess shares in a ratio of 3:2, at a discount of 50 percent on the lowest stock price for the day on August 14, 2006. The total discounted purchase of shares purchased by any one manager or non-managerial employee under this stock participation program was capped at an amount ranging between €600 and €2,000 depending on the contract level of that manager or non-managerial employee. The total granted discount per manager or non-managerial employee ranged between €300 and €1,000.
The shares purchased under the bis stock participation program must be held in special deposit accounts and may not be sold prior to December 31, 2008. In 2006, bis managers and non managerial employees acquired a total of 34,512 Bayer shares under the bis stock participation program, leading to additional compensation expense for us in an amount of €1 million.
Stock-based compensation programs 2000-2004
The stock-based compensation programs offered to the different employee groups in 2000 through 2004 were all similar in their respective structures. Provisions for the obligations under these programs are recorded in the balance sheet and recognized in the income statement at fair value. Entitlement to awards under these programs is conditioned on retention of the Bayer stock designated under the program for a certain time period.
The following table shows the programs applicable through December 31, 2004 :

	Stock	Stock	Stock Par-
	Option	Incentive	ticipation
	Program	Program	Program
	2001 —	2000 —	2000 —
Year of issue	2004	2004	2004
Original term in years	5	10	10

Retention period/distribution date in years from issue date	3	2/6/10	2/6/10

Reference price	0	0	0

Performance criteria	Yes	Yes	No

Stock Option Program (2001-2004)
A maximum personal investment in Bayer stock was defined for each Board of Management member or other senior executive who wished to participate in the Stock Option Program.
The Stock Option Program also contains a three-year retention condition. The retention period is followed by a two-year exercise period, after which any option rights not exercised expire. Eligibility to exercise option rights and the award to which the holder is entitled depend on the absolute and relative performance of Bayer stock.
For the tranches issued in 2001-2002, every participant received one option for every 20 shares of their personal investments placed in a special account. Each option originally could reach a maximum value of 200 shares during the term of the tranche, depending on the performance of Bayer stock, both in absolute terms and relative to the euro stoxx 50sm index.
For the tranches issued in 2003 and 2004, participants received up to three options per share for every share of their personal investments placed in the special account. For each option, a cash payment — equivalent to the market price of one Bayer share — and an outperformance premium are awarded at the exercise date subject to the attainment of certain performance and outperformance targets, respectively.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 177
None of the stock options issued under the 2001 tranche, which expired on May 15, 2006, were exercised. Stock options under the 2002 and 2003 tranches where partially exercised and are currently still exercisable. As of December 31, 2006 their intrinsic value was €4 million.
Stock Incentive Program (2000-2004)
To participate in this program, each participant was required to deposit shares with a maximum aggregate value of 50 percent of his or her performance-related bonus for the preceding fiscal year. The incentive award depends on the number of Bayer shares deposited at the launch of each tranche and the overall performance of Bayer stock. The Stock Incentive Program differed from the Stock Option Program in that participants were permitted to sell their shares during the term of the program, although any shares sold did not count for purposes of calculating the incentive awards on subsequent distribution dates. The Stock Incentive Program runs for a ten-year period, during which there are three incentive payment dates.
Incentive payments under the program are only made if Bayer stock has outperformed the euro stoxx 50sm index on the respective incentive payment dates. For every ten Bayer shares originally placed in their special account and retained until the incentive payment date, participants receive payments equal to the value of two shares after two years, the value of four shares after six years, and the value of an additional four shares after ten years.
Stock Participation Program (2000-2004)
Under the Stock Participation Program, only half as many shares as under the Stock Incentive Program are awarded per ten shares deposited, but the award is not conditioned on any performance criteria.
26.2 Environmental protection
The Group’s activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Compliance with environmental laws and regulations may require Bayer to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of the production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the Group in the future.
As is typical for companies involved in the chemical and related industries, soil and groundwater contamination has occurred in the past at some of the sites, and might occur or be discovered at other sites. Group companies are subject to claims brought by United States Federal or State regulatory agencies and other private entities and individuals regarding the remediation of sites that they own, formerly owned or operated, where materials were produced specifically for them by contract manufacturers or where waste from their operations was treated, stored or disposed of.

178 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
In particular, a potential liability exists under the u.s. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as “Superfund”, the u.s. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including Bayer, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites, Bayer is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.
Provisions for environmental remediation as of December 31, 2006 amounted to €262 million (2005: €279 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling€345 million (2005: €363 million), discounted at risk-free average rates of between 3.0 percent and 10.0 percent.
These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 40 years. Further information on the inherent difficulties involved in accurately estimating environmental obligations is provided in Note [5].
26.3 Restructuring charges
Restructuring charges of €408 million were incurred in 2006 for closures of facilities and relocation of business activities. At year end, provisions of €196 million existed that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €149 million in severance payments, a total of €87 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment, and €172 million in other expenses. Most of the charges taken for severance payments and other expenses in 2006 will lead to disbursements in 2007.
Bayer CropScience introduced a restructuring program, named the “new” project, in August 2006 to optimize cost structures and raise efficiency. Restructuring expenses of €74 million are recognized for this in 2006, including €19 million in write-downs and €22 million in personnel-related expenses. As of December 31, 2006 provisions for this program amounted to €38 million. The new project mainly affected North America, Japan and Germany, especially through capacity reductions at the production sites in Kansas City, Missouri, and Institute, West Virginia, in the United States and concentration of global research activities in the United States and Japan. In Germany, production plants were closed at the Dormagen and Griesheim sites.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 179
During 2006 the Bayer HealthCare subgroup carried out the decision taken in the third quarter of 2005 to relocate the headquarters of its Diabetes Care Division from Elkhart, Indiana, u.s.a. to Tarrytown, New York, u.s.a. This resulted in total current expenditures of €14 million in 2006, comprising moving costs, refurbishments and expenses for the transformation of the global sales, marketing and procurement structures. In 2005, a write-off of €12 million was taken for the buildings in Elkhart used by this division, and provisions of €7 million were recorded for severance payments to employees.
In connection with the closure of the Bayer MaterialScience subgroup’s diphenylmethane diisocyanate production facility in New Martinsville, West Virginia, u.s.a., a write-down of €9 million was recorded for assets that are no longer required. Further expenses of €6 million were recognized for severance payments and other shutdown expenses.
The human resources function was reorganized effective October 2006 as part of our drive to make administrative functions more competitive. Expenses of €27 million were recognized in 2006 for the realignment of the human resources departments at Group companies and the establishment of an hr Shared Center Europe in Leverkusen.
Alongside this, the acquisition of Schering AG, Berlin, Germany, necessitates extensive restructuring measures in connection with the integration process, both now and in the future, in order to consolidate the Bayer Group’s pharmaceuticals activities and harmonize the operation of this business in the interests of the entire Group. This includes amalgamating all key functions, especially research and development, procurement, production, sales, marketing and administration. The principal integration activities are as follows:
The global research and development activities previously performed by Bayer Schering Pharma AG and Bayer’s HealthCare subgroup at various sites are to be consolidated at the Berlin and Wuppertal sites in Germany and at Berkeley, California, in the United States.
Moreover, in most countries the local subsidiaries of Bayer Schering Pharma AG will be transferred to the existing Bayer organizations. The field forces and marketing functions of these Bayer Schering Pharma subsidiaries and the Pharmaceuticals division of Bayer HealthCare will be merged to form local Bayer Schering Pharma divisions. Detailed plans are currently being drawn up and are dependent on the progress of the integration process.
The administrative structures of Bayer Schering Pharma AG will be merged into the global structures of the Bayer Group. Following its integration into the Bayer Group, Bayer Schering Pharma AG — in common with other Group companies — will utilize the central functions provided by the corporate center of Bayer AG in its role as holding company for the Group.
Total restructuring expenses for Schering amounted to €179 million in 2006. Of this, €109 million comprised provisions for measures to be taken as part of the restructuring. The restructuring provisions recorded in connection with the integration of the Schering group include severance payments of €85 million and other charges of €24 million. In addition, the restructuring measures for Schering in 2006 resulted in €19 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment.

180 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
We anticipate further restructuring expenses in the future as the integration process proceeds and the related projects are decided upon and implemented. These costs cannot be quantified accurately at present since they depend on detailed decisions that have not yet been made. A major part of the expenses for these projects is likely to be incurred in 2007. At present we assume possible future restructuring expenses of up to €1 billion for the restructuring of the acquired Schering business, but that could increase or decrease depending of future decisions. Restructuring provisions changed as follows during the year:

	Severance	Other
	payments	expenses	Total
€ million
Balance as of January 1, 2006	41	51	92

Changes in the scope of consolidation	11	0	11

Additions	124	48	172

Utilization	(29)	(26)	(55)

Reversal	(4)	(5)	(9)

Reclassifications to current liabilities	(6)	(1)	(7)

Exchange differences	(1)	(7)	(8)

Balance as of December 31, 2006	136	60	196

The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 181
27. Financial liabilities
Financial liabilities comprise the following:

	Dec. 31, 2005		Dec. 31, 2006
		of which		of which
€ million	Total	current	Total	current
Bonds and notes	6,953	336	11,852	2,137

Liabilities to banks	703	602	6,805	2,273

Liabilities under finance leases	468	61	384	69

Commercial paper	174	174	0	0

Liabilities from derivative financial instruments	168	111	187	31

Other financial liabilities	486	483	573	568

	8,952	1,767	19,801	5,078

The maturities of financial liabilities were as follows:

Dec. 31,
Maturing in	2005
€ million
2006	1,767

2007	2,152

2008	262

2009	486

2010	36

2011 or later	4,249

8,952

Dec. 31,
Maturing in	2006
€ million
2007	5,078

2008	254

2009	4,567

2010	32

2011	4,029

2012 or later	5,841

19,801

As in the previous year, there were no financial liabilities to associates.
u.s. dollar-denominated financial liabilities amounted to €1.8 billion ( 2005: €1.3 billion) and accounted for 8.9 percent (2005: 15.0 percent) of total financial liabilities. No assets of the Group are pledged against financial liabilities.
Short-term borrowings (excluding the short-term portion of debentures) amounted to €2.9 billion (2005: €1.4 billion) with a weighted average interest rate of 3.8 percent (2005: 7.7 percent). The Bayer Group’s financial liabilities are primarily unsecured and of equal priority.
Further information on the accounting for receivables from derivative financial instruments is given in Note [30].

182 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Bonds and notes include the following:

Effective
interest				Dec. 31,	Dec. 31,
rate	Stated rate		Nominal volume	2005	2006
				€ million	€ million
		Bayer AG

5.515%	5.375%	Eurobonds 2002/2007	EUR 2,137 million	2,098	2,137

6.075%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,104	2,010

5.155%	5.000%	Hybrid bonds 2005/2105 (2015)	EUR 1,300 million	1,268	1,247

Floating	Floating	Eurobonds 2006/2009	EUR 1,600 million	—	1,596

4.621%	4.500%	Eurobonds 2006/2013	EUR 1,000 million	—	993

5.774%	5.625%	Sterling bonds 2006/2018	GBP 250 million	—	368

5.541%	5.625%	Sterling bonds 2006/2018 (second tranche)	GBP 100 million	—	150

Floating	Floating	Bonds (private placement) 2003/2006	EUR 250 million	250	—

Floating	Floating	Bonds (private placement) 2004/2006	EUR 50 million	50	—

3.502%	3.490%	Bonds (private placement) 2004/2008	EUR 20 million	20	20

0.160%	0.160%	Bonds (private placement) 2005/2006	JPY 5 billion	36	—

		Bayer Capital Corp. B.V.

7.117%	6.625%	Mandatory convertible bond 2006/2009	EUR 2,300 million	—	2,276

		Bayer Corporation

7.180%	7.125%	Notes 1995/2015	USD 200 million	164	144

6.670%	6.650%	Notes 1998/2028	USD 350 million	294	263

6.210%	6.200%	Bonds 1998/2028 (2008)	USD 250 million	213	190

4.043%	3.750%	Bonds (private placement) 2004/2009	EUR 460 million	456	458

				6,953	11,852

In July 2005 Bayer AG issued a 100-year subordinated hybrid bond with an issue volume of €1.3 billion. This issue matures in 2105 and has a fixed coupon of 5 percent in the first ten years. Thereafter, interest is calculated quarterly at a floating rate (three-month euribor plus 280 basis points). After the first ten years, Bayer AG has a quarterly option to redeem the bonds at face value. The issue price was 98.812 percent and interest is paid in arrears.
In May 2006 Bayer AG launched further bond issues under its multi-currency Euro Medium Term Note (emtn) program as part of the financing of the acquisition of Schering AG, Berlin, Germany. The first of these was a three-year floating rate note in a nominal amount of €1,600 million which bears interest at 0.225 percent about the 3-month euribor rate. The second issue, which has a face value of €1,000 million, has a coupon of 4.5 percent and matures in seven years. A third bond, denominated in sterling (gbp) was also issued with a face value of gbp 250 million. A second tranche with a face value of gbp 100 million was subsequently issued. This bond has a coupon of 5.625 percent and matures in 2018. The entire issue has been swapped into euros.
In April 2006 Bayer Capital Corp. B.V. issued a subordinated mandatory convertible bond with a face value of €2,300 million as part of the financing of the acquisition of Schering AG, Berlin, Germany. This issue, which was placed with institutional investors, carries a 6.625 percent coupon and matures on June 1, 2009. Investors may convert the bond into a variable number of Bayer AG shares up to the expiration date, depending on the movement of the share price within in a set band. If the share price exceeds or falls below the band, the bond will be converted into a fixed number of shares. Conversion is mandatory after three years.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 183
In February 1998 Bayer Corporation issued notes of us$350 million with a coupon of 6.65 percent and notes of us$250 million with a coupon of 6.20 percent to eligible institutional investors. The first of these issues has a maturity of 30 years. The notes are redeemable, in whole or in part, at the option of Bayer Corporation at any time upon not less than 30 but not more than 60 days’ notice. The second issue has combined call and put options giving the lead manager the right to repurchase the notes, and the investors the right to cash them, after ten years. At that time, the lead manager can reset the interest rate and remarket the bonds for a further period of 20 years, such that they would mature in 2028. If investors exercise their put option, the bonds will be redeemed in 2008. Interest on both issues is paid semi-annually.
The long-term liabilities to banks principally comprise a syndicated loan of €4 billion in connection with the acquisition of Schering AG, Berlin, Germany. This credit facility is provided by a syndicate of eleven banks and bears a variable interest rate (euribor plus a margin based on Bayer’s credit rating from 2007). This credit facility has a fixed term until March 2011 but can be repaid in full or in part at any time on Bayer’s request.
At December 31, 2006 the Group had approximately €11.7 billion ( 2005: €5.4 billion) of total lines of credit, of which €6.8 billion (2005: €0.7 billion) was used and €4.9 billion (2005: €4.7 billion) was unused and thus available for borrowing on an unsecured basis. Liabilities under finance leases are recognized as financial liabilities if the leased assets are capitalized under property, plant and equipment. They are stated at the present values of the minimum future lease payments. Lease payments totaling €486 million (2005: €596 million), including €102 million (2005: €128 million) in interest, are to be made to the respective lessors in future years.
Leasing liabilities mature as follows:

	Dec. 31, 2005
			Liabilities
Maturing in		Interest	under
€ million	Lease payments	component	finance leases
2006	82	21	61

2007	68	19	49

2008	36	17	19

2009	38	16	22

2010	45	16	29

2011 or later	327	39	288

	596	128	468

	Dec. 31, 2006
			Liabilities
Maturing in		Interest	under
€ million	Lease payments	component	finance leases
2007	86	17	69

2008	40	16	24

2009	36	14	22

2010	35	14	21

2011	32	13	19

2012 or later	257	28	229

	486	102	384

Lease payments under operating leases in 2006 amounted to €187 million (2005: €122 million).

184 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
28. Trade accounts payable
Trade accounts are payable mainly to third parties. Trade accounts payable as of December 31, 2006 include €2,359 million (2005: €1,973 million) maturing within one year and €10 million (2005: €1 million) maturing after one year. Of the total, €39 million ( 2005: €26 million) is payable to associates and €2,330 million (2005: €1,948 million) is due to other suppliers.
29. Other liabilities
Other liabilities are comprised as follows:

	Dec. 31, 2005		Dec. 31, 2006
		of which		of which
€ million	Total	current	Total	current
Accrued interest on liabilities	424	424	561	561

Payroll liabilities	232	162	196	133

Liabilities for social expenses	115	114	146	138

License liabilities	33	33	3	3

Advance payments received and drafts accepted	33	32	30	28

Liabilities from commodity futures contracts	209	6	209	76

Liabilities to minority stockholders	39	—	756	736

Miscellaneous liabilities	1,447	1,245	1,603	1,380

	2,532	2,016	3,504	3,055

The total amount includes €561 million (2005: €424 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.
Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.
As in the previous year, there were no other liabilities to associates.
Miscellaneous liabilities include €421 million (2005: €511 million) in accrued expenses of which €248 million (2005: €362 million) is current. Accrued expenses include €47 million (2005: €59 million) in grants and subsidies received from governments. The amount reversed and recognized income was €15 million (2005: €12 million). The miscellaneous liabilities also include guarantees, commissions to customers, and expense reimbursements.
Based on the takeover offer made in connection with the domination agreement with Bayer Schering Pharma AG, in the fourth quarter of 2006 an obligation of €736 million arose toward the remaining minority stockholders to purchase their minority interest. This is reflected in other current liabilities and not in equity attributable to minority interest. Liabilities to minority stockholders also contain lanxess AG’s 40 percent share — amounting to €20 million — in the capital of Bayer Industry Services GmbH & Co. ohg . Further information on the accounting for liabilities from derivative financial instruments is given in Note [30].
Liabilities of €392 million (2005: €313 million) were secured, including €3 million (2005: €7 million) by mortgages.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 185
30. Financial instruments
30.1 Management of financial and commodity price risks
As a global company, Bayer is exposed in the normal course of business to currency, interest rate, procurement market and credit risks that could affect its net assets, financial position and results of operations. It is company policy to use derivative financial instruments to minimize or eliminate the risks associated with operating activities and the resulting financing requirements. Derivative financial instruments are used almost exclusively to hedge realized or forecasted transactions. The use of derivative financial instruments is subject to strict internal controls based on centrally defined mechanisms and uniform guidelines. The derivatives used are mainly over-the-counter instruments, particularly forward exchange contracts, option contracts, interest rate swaps, cross-currency interest-rate swaps, commodity swaps and commodity option contracts concluded with banks of first-class credit standing.
The various risk classes and risk management systems are outlined below:
Currency risk
Exposure to currency risk arises mainly when receivables, liabilities, cash and cash equivalents or forecasted transactions are denominated in a currency other than the company’s local currency or will be denominated in such a currency in the planned course of business. The principal currency risks to which the Bayer Group is exposed involve the U.S. dollar, the British pound sterling and the euro. Currency risk is monitored and analyzed systematically and is managed centrally by the central finance department. The scope of hedging is evaluated regularly and defined in a Directive. Recorded foreign currency operating items and financial items are normally fully exchange-hedged. The anticipated foreign currency exposure from forecasted transactions in the next twelve months is hedged on a basis agreed between the Group Management Board, the central finance department and the operating units. A significant proportion of contractual and foreseeable currency risks are hedged through forward exchange contracts, currency options and currency swaps.
Interest rate risk
An interest rate risk — the possibility that the value of a financial instrument (fair value risk) or future cash flows from a financial instrument (cash flow risk) will change due to movement in market interest rates — applies mainly to assets and liabilities with maturities of more than one year. Such long maturities are only of material significance in the case of financial assets and liabilities. Interest rate risk is analyzed centrally in the Bayer Group and managed by the central finance department using a mix of fixed and variable interest rates defined by the management and subject to regular review. Derivatives — mainly interest rate swaps, cross-currency interest-rate swaps and interest options — are employed to preserve the target structure of the portfolio.
Procurement market risk
The Bayer Group operates in markets in which the prices of raw material commodities and products often fluctuate. Such fluctuations can affect business operations. The procurement departments of the subgroups are responsible for managing these price risks on the basis of internal directives and centrally determined limits, which are subject to constant review. Commodity swaps and commodity options, in particular, are employed to hedge changes in the prices of crude oil, naphtha and benzene feedstocks and of natural gas. These instruments are also used in the case of long-term, fixed-price supply contracts.

186 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Credit risk
In the Bayer Group, credit risk arises from the possibility of asset impairment occurring because counterparties cannot meet their obligations in transactions involving financial instruments. Since the Bayer Group does not conclude master netting arrangements with its customers, the total amounts recognized in assets represent the maximum exposure to credit risk. To minimize the credit risk, predefined exposure limits are observed and transactions are only conducted with counterparties of first-class credit standing.
30.2 Primary financial instruments
The amount of financial liabilities recognized in the balance sheet is €162 million (2005: €37 million) below their fair value, which is determined mainly by discounting future cash flows. The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The remaining receivables and liabilities and cash and cash equivalents have such short terms that there is no significant discrepancy between their fair values and carrying amounts.
30.3 Economic hedges and hedge accounting with derivative financial instruments
The Bayer Group uses derivative financial instruments to mitigate the risk of changes in exchange rates, interest rates and commodity prices. Many transactions constitute economic hedges but do not qualify for hedge accounting under IAS 39 (Financial Instruments: Recognition and Measurement). Changes in the fair value of these derivative financial instruments are recognized directly in the income statement: fair value changes on forward exchange contracts and currency options are reflected in exchange gains and losses, those on interest-rate swaps and interest-rate options in interest income and expense, and those on commodity futures and commodity options in other operating income and expenses. The fair values of derivatives are determined from quoted market prices or using recognized mathematical valuation methods.
Changes in the fair values of derivative financial instruments designated as fair value hedges are recognized along with the underlying transaction.
Changes in the fair value of the effective portion of derivatives designated as cash flow hedges are initially recognized not in the income statement, but in stockholders’ equity as other comprehensive income. They are released to the income statement when the underlying transaction is realized. The effects of hedging forecasted transactions denominated in foreign currencies and the effects of commodity hedges are recognized in other operating income and expense at the date of realization. If a derivative is sold or ceases to qualify for hedge accounting, the amount reflected in other comprehensive income continues to be recognized in this item until the forecasted transaction is realized. If the forecasted transaction is no longer probable, the amount previously recognized in other comprehensive income is released to the income statement.
The income and expense from the derivatives and the underlying transactions reflected in the non-operating result are shown separately. Income and expense are not offset.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 187
The fair value of hedged transactions at year end was as follows:

	Dec. 31, 2005			Dec. 31, 2006
		Fair value			Fair value
	Notional	Positive	Negative	Notional	Positive	Negative
€ million	amount	fair value	fair value	amount	fair value	fair value
Currency hedging of recorded transactions	4,759	18	(105)	10,305	78	(29)

Forward exchange contracts	3,600	15	(34)	8,960	40	(19)

of which FV hedges	0	0	0	0	0	0

of which CF hedges	—	—	—	—	—	—

Currency options	44	1	(1)	76	2	(1)

of which FV hedges	0	—	—	0	0	0

of which CF hedges	—	—	—	—	—	—

Cross-currency interest-rate swaps	1,115	2	(70)	1,269	36	(9)

of which FV hedges	—	—	—	0	0	0

of which CF hedges	460	—	(10)	965	33	(9)

Currency hedging of forecasted transactions	942	10	(40)	1,761	54	(4)

Forward exchange contracts	817	5	(33)	1,761	54	(4)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	809	5	(33)	1,201	51	(2)

Currency options	125	5	(7)	0	0	0

of which FV hedges	—	—	—	—	—	—

of which CF hedges	93	3	(7)	0	0	0

Interest rate hedging of recorded transactions	11,327	174	(66)	11,633	110	(157)

Interest rate swaps	10,327	172	(65)	10,633	106	(156)

of which FV hedges	5,533	30	(31)	5,708	22	(145)

of which CF hedges	—	—	—	—	—	—

Interest rate options	1,000	2	(1)	1,000	4	(1)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	—	—	—	—	—	—

Commodity price hedging	465	280	(209)	389	137	(225)

Forward commodity contracts	416	210	(125)	323	76	(149)

of which FV hedges	0	0	—	0	0	0

of which CF hedges	168	70	(1)	72	2	(70)

Commodity option contracts	49	70	(84)	66	61	(76)

of which FV hedges	—	—	—	—	—	—

of which CF hedges	—	—	—	—	—	—

Total	17,493	482	(420)	24,088	379	(415)

of which short-term derivative financial instruments	5,443	116	(161)	15,484	135	(57)

for currency hedging	4,872	29	(155)	11,101	103	(31)

for interest rate hedging	350	0	—	4,127	0	(4)

for commodity hedging	221	87	(6)	256	32	(22)

188 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Fair value hedges
Fair value hedges are used to eliminate the risk of changes in fair value, especially on fixed-interest borrowings, by obtaining a variable interest rate. Essentially these fair value hedges comprise the €2 billion bond issued in 2002 and the €1.3 billion bond issued in 2005, along with the bond issued in 2002, which was partially repurchased in 2005 and has a remaining principal amount of €2.1 billion.
The ineffective portion of fair value hedges amounts to €3 million (2005: €0 million).
As in the previous year, there are no effects resulting from premature termination of fair value hedges entered into on the basis of firm commitments.
Cash flow hedges
Fluctuations in future cash flows from forecasted foreign currency transactions are avoided by means of cash flow hedges. Cash flow hedges are also used to partially limit the risk of fluctuations in future cash flows resulting from price fluctuations on procurement markets. They relate to planned transactions or the risk of price fluctuations in procurement transactions with total notional volumes of €1,761 million and €389 million (2005: €942 million and €465 million), respectively.
Other comprehensive income decreased in 2006 by €43 million (2005: €9 million) due to negative changes in the fair values of derivatives designated as cash flow hedges, while €9 million in expense (2005: €3 million in income) was removed from other comprehensive income and released to the income statement. The ineffective portion of hedges totaling €5 million (2005: €6 million) is recognized in income.
An amount of €38 million will probably be reclassified from other comprehensive income to the income statement within the next twelve months. All forecasted transactions are considered highly probable.
31. Commitments and contingencies
Contingent liabilities as of December 31, 2006 amounted to €136 million. They result entirely from liabilities assumed on behalf of third parties and comprise:

	Dec. 31, 2005	Dec. 31, 2006
€ million
Issuance and endorsement of bills	12	5

Guarantees	93	—

Other commitments	72	74

Miscellaneous	—	57

	177	136

Contingent liabilities refer to the potential occurrence of future events that would create an obligation. Although such events are regarded as improbable on the reporting date, they cannot be ruled out entirely.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 189
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the available information, including that from legal counsel, to assess potential outcomes. Where it is considered probable that a future obligation will result in an outflow of resources, a provision is recorded in the amount of the present value of the expected cash outflows if these are deemed to be reliably measurable. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Further details of legal risks are given in Note [32].
Under the German Transformation Act, Bayer AG and lanxess AG are jointly and severally liable for all obligations of Bayer AG that existed on January 28, 2005. To the extent that certain obligations were not assigned to Bayer AG under the Spin-off and Acquisition Agreement, dated September 22, 2004, between Bayer AG and lanxess AG, Bayer AG ceases to be liable for such obligations after a five-year period. The Master Agreement, entered into between the same parties contemporaneously with the Spin-off and Acquisition Agreement, includes corresponding indemnification obligations of Bayer AG and lanxess AG. It also contains provisions dealing with the apportionment of liabilities arising from product liability claims, environmental claims and antitrust violations as between the contracting parties.
In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments. Further financial commitments also exist, mainly under long-term lease and rental agreements.
Minimum non-discounted future payments relating to operating leases total €559 million (2005: €452 million). The respective payment obligations mature as follows:

Maturing in	Dec. 31, 2005
€ million
2006	106

2007	90

2008	71

2009	62

2010	49

2011 or later	74

452

Maturing in	Dec. 31, 2006
€ million
2007	148

2008	106

2009	88

2010	74

2011	66

2012 or later	77

559

Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €507 million (2005: €294 million). The increase is principally attributable to €174 million resulting from the first-time consolidation of the Schering group.
Of these payments, €467 million is due in 2007.
In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €956 million

190 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
(2005: €562 million). At December 31, 2006, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

Maturing in	Dec. 31, 2005
€ million
2006	109

2007	111

2008	82

2009	93

2010	85

2011 or later	82

562

Maturing in	Dec. 31, 2006
€ million
2007	168

2008	198

2009	116

2010	79

2011	88

2012 or later	307

956

The rise in financial commitments relating to alliances in the reporting year is attributable in part to a development and marketing agreement concluded in 2006 between Bayer HealthCare and Nuvelo Inc. for the drug alfimeprase, a cooperation agreement signed in the fourth quarter with Regeneron Pharmaceuticals on the development and commercialization of a treatment for severe eye diseases, and the commitments acquired with Schering.
32. Legal risks
As a global company with a diverse business portfolio, the Bayer Group (including Bayer Schering Pharma AG, which previously was named Schering AG) is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, patent disputes, tax assessments, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal or regulatory judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could significantly affect our revenues and earnings. (Please note that Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, are unaffiliated companies that have been totally independent of each other for many years. The names “Bayer Schering Pharma” or “Schering” as used in this Annual Report always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively).
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol: As of February 12, 2007, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 1,870 (approximately 1,810 of them in the United States, including several class actions). As of February 12, 2007, Bayer had settled 3,152 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately us$1,159 million. Bayer will continue to offer fair compensation to people who experienced serious side effects while taking Lipobay/Baycol, on a voluntary basis and without concession of liability. In the United States, five cases have been tried to date, all of which were found in Bayer’s favor.
After more than five years of litigation we are currently aware of fewer than 20 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 191
In the fiscal year 2006, Bayer recorded a €35 million charge to the operating result in respect of settlements already concluded or expected to be concluded and anticipated defense costs.
Since the existing insurance coverage is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
A group of stockholders has filed a class-action lawsuit claiming damages against Bayer AG and Bayer Corporation and two current and certain former managers. The suit alleges that Bayer violated u.s. securities laws by making misleading statements, prior to the withdrawal of Lipobay/Baycol from the market, about the product’s commercial prospects and, after its withdrawal, about the related potential financial liability. In 2005 the court dismissed with prejudice the claims of non—u.s. purchasers of Bayer AG stock on non—u.s. exchanges. Bayer believes it has meritorious defenses and will defend itself vigorously.
Cipro®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit (which has been dismissed) against Bayer involving the medication Cipro® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking triple damages under u.s. law. After the settlement with Barr the patent was the subject of a successful re-examination by the u.s. Patent and Trademark Office and of successful defenses in u.s. federal courts. It has since expired.
All the actions pending in federal court were consolidated in federal district court in New York in a multidistrict litigation (mdl) proceeding. In 2005 the court had granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims in the mdl proceeding. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend itself vigorously.
Rubber, polyester polyols, urethane: Proceedings involving product lines of the former Rubber Business Group
A number of investigations and proceedings by the respective authorities in the u.s. , Canada and the e.u. concerning alleged anticompetitive conduct involving certain products in the rubber field have been resolved, while others remain pending. In the United States, Bayer AG has paid fines in two cases on the basis of agreements reached with the u.s. Department of Justice. In December 2005 , the e.u. Commission imposed a fine of €58.9 million for antitrust violations in the area of rubber chemicals. The respective amount was paid at the end of March 2006. In July and August 2006 the u.s. Department of Justice, the e.u. Commission and the ccb notified Bayer AG that they had closed the respective epdm proceedings. In November 2006 the e.u. Commission closed the proceeding related to br/esbr by imposing fines against several companies and granting full amnesty to Bayer.

192 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Numerous civil claims for damages including class actions are pending in the United States, and proposed class proceedings in Canada, against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, epdm, nbr and polychloroprene rubber (cr). Bayer has reached agreement to settle the bulk of the U.S. actions. The majority of these agreements have received court approval. These settlements do not resolve all of the pending civil litigation with respect to the aforementioned products, nor do they preclude the bringing of additional claims. However, as previously reported, Bayer has settled the actions which management believes to be material. In addition, a putative class action against Bayer AG and certain of its subsidiaries, as well as other companies, recently has been filed alleging claims of anticompetitive activities involving two additional rubber products, polybutadiene rubber (br) and styrene butadiene rubber (sbr). Respective litigation in Europe is likely.
Proceedings involving polyester polyols, urethanes and urethane chemicals
In Canada an investigation is pending against Bayer for alleged anticompetitive conduct relating to adipic-based polyester polyols. In the United States, Bayer Corporation paid a fine on the basis of an agreement reached with the U.S. Department of Justice in 2004.
A number of civil claims for damages including class actions have been filed in the United States against Bayer involving allegations of unlawful collusion on prices for certain poly-esterpolyol, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols.
Bayer has reached agreements or agreements in principle to settle certain of the U.S. actions. These agreements or agreements in principle partly remain subject to court approval. These settlements do not resolve all of the pending civil litigations with respect to the aforementioned products, nor do they preclude the bringing of additional claims.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits in the United States and Canada involving allegations of price fixing for, inter alia, polyether polyols and certain other precursors for urethane end-use products. In the United States Bayer has settled with a class of direct purchasers of polyether polyols, mdi and tdi (and related systems) representing approximately 75 percent of the direct purchasers, which settlement has been approved by the court. The remaining direct purchasers opted out of this settlement and have the right to bring their own actions. To date no such actions have been brought. In Canada, the class action lawsuit on behalf of direct and indirect purchasers of polyether polyols, mdi and tdi (and related systems) continues. In February 2006 Bayer was served with a subpoena from the U.S. Department of Justice seeking information relating to the manufacture and sale of this product.
Impact of these antitrust proceedings on Bayer
Excluding the portion allocated to lanxess, the provisions with respect to the described civil proceedings were reduced from €285 million in 2005 to €129 million as of December 31, 2006, due to settlement payments.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 193
The financial risk associated with the proceedings described above, beyond the amounts already paid and the financial provisions already established, is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges, which are currently not quantifiable, will become necessary.
Proceedings involving genetically modified rice
Since August 2006, Bayer CropScience ip is party to multiple lawsuits, including putative class actions, filed in u.s. federal and state courts by rice farmers and resellers. Plaintiffs allege that they have suffered economic losses after traces of the genetically modified rice event llrice 601 were identified in samples of conventional long-grain rice grown in the u.s. This is alleged to have led to various commercial damages, including a decline in the commodity price for long-grain rice, costs associated with restrictions on imports and exports, and costs to secure alternative supplies. All the actions pending in federal court were consolidated in December in federal district court in Missouri in a multidistrict litigation (mdl) proceeding.
After technological development, llrice 601 had been further tested in cooperation with third parties, including a breeding research institute in the u.s. However, it was never selected for commercialization. The u.s. Department of Agriculture and the u.s. Food and Drug Administration have stated that llrice 601 does not pose a health risk and is safe for use in food and feed and for the environment. In November 2006, the usda advised that it had deregulated llrice 601. The usda is conducting an investigation in an effort to determine how llrice601 became present in commercial rice grown in the United States.
Bayer believes it has meritorious defenses and intends to continue to defend itself vigorously. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to estimate potential liability.
Proceedings involving oral contraceptives
Yasmin®: In April 2005, Bayer Schering Pharma filed an anda iv suit against Barr Pharmaceuticals Inc. and Barr Laboratories Inc. in u.s. federal court alleging patent infringement by Barr for the intended generic version of Bayer Schering Pharma’s Yasmin ® oral contraceptive product in the United States. In June 2005 Barr filed its counterclaim seeking to invalidate Bayer Schering Pharma’s patent. This lawsuit is currently in the discovery phase.
yaz®: In January 2007, Bayer Schering Pharma received notice from Barr Laboratories, Inc. that it has filed an anda iv application with the u.s. fda seeking approval of a generic version of Bayer Schering Pharma yaz® oral contraceptive product. Barr will be prohibited from marketing its generic version until after expiry in March 2009 of the exclusivity period for marketing granted by fda .
Bayer highly values its Yasmin® and yaz® oral contraceptive products and is deeply committed to continuing its leadership position in oral contraception.

194 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Proceedings involving propylene oxide
In May 2006 a u.s. arbitration panel issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their Joint Venture Agreement for the manufacture of propylene oxide. Bayer is seeking to vacate the final award, while Lyondell is seeking to confirm the award as well as obtain pre-award interest. Bayer has established appropriate provisions in this regard.
In addition to seeking to vacate the final award, in January 2007 Bayer filed suit against Lyondell in a u.s. court of justice seeking equitable reformation of an agreement and restitution of certain monies paid or, as a result of the final award, allegedly owing by Bayer to Lyondell in connection with the panel award.
Bayer has separately notified Lyondell of its claim in connection with Lyondell’s affiliate to compensate Bayer for using certain quantities of propylene oxide from Bayer’s share of capacity under the Joint Venture. This dispute is proceeding to binding arbitration.
Proceedings involving syringe injectors and related products
In November 1998, Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed suit against Bayer Schering Pharma AG’s Medrad subsidiary alleging that some of Medrad’s front load syringe injections infringe four patents held by Liebel-Flarsheim. In October 2005, the court ruled in favor of Medrad. The ruling stated that the Medrad products would have infringed the patents of Liebel-Flarsheim if those patents were valid, but then held all four of those patents to be invalid. Each party is appealing the material portions of the ruling unfavorable to it. In September 2004 Liebel-Flarsheim Company and its parent, Mallinckrodt, Inc., filed a second suit alleging that a further product of Medrad infringes the same group of four patents. Based on the October 2005 decision in the first case the court also dismissed this case in October 2005, but again each party appealed the material portions of the ruling unfavorable to it.
The plaintiffs in these cases have also filed two additional declaratory judgment actions against Medrad. Medrad separately has brought suit against Liebel-Flarsheim alleging that a Liebel-Flarsheim mr syringe injector infringes a patent held by Medrad.
Bayer believes it has meritorious arguments in all proceedings and intends to defend itself vigorously against any claim raised.
Patent and contractual disputes
In the u.s. Abbott has commenced a lawsuit against Bayer and another party alleging infringement of two of Abbott’s patents relating to blood glucose monitoring devices. This also relates to Ascensia® Contour® Systems which are supplied by a Japanese manufacturer. The manufacturer is contractually obligated to indemnify Bayer against the potential liability with respect to this claim, as well as defense costs, and management expects Bayer to be reimbursed for a substantial portion of all such costs and liability, if any.
Limagrain Genetics Corporation has filed suit against Bayer — as legal successor to Rhône-Poulenc — for indemnity against liabilities to third parties arising from breach of contract.
In another dispute, Bayer has filed suit against several companies in the u.s. alleging patent infringement in connection with moxifloxacin. These companies are defending the action, claiming, among other things, that the patents are invalid and not enforceable.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 195
Bayer believes it has meritorious defenses in these patent and contractual disputes and will defend itself vigorously.
Product liability and other litigation
Legal risks also arise from product liability lawsuits other than those concerning Lipobay/Baycol. Numerous actions are pending against Bayer seeking damages for plaintiffs resident outside of the United States who claim to have been become infected with Hiv or Hcv (hepatitis c virus) through blood plasma products. Further actions have been filed by U.S. residents who claim to have become infected with Hcv.
Bayer, together with other manufacturers, wholesalers and users, is a defendant in Alabama, United States, in cases seeking damages, including one u.s.-wide putative class action, for personal injuries alleging health damages through exposure to diphenylmethane diisocyanate (Mdi) used in coal mines.
Bayer, like a number of other pharmaceutical companies in the United States, has several lawsuits pending against it in which plaintiffs, including states, are seeking damages, punitive damages and/or disgorgement of profits, alleging manipulation in the reporting of wholesale prices and/or best prices.
The shareholder resolution on the domination and profit and loss transfer agreement between Bayer Schering Pharma AG and Bayer Schering GmbH passed at the Extraordinary Stockholder’s Meeting held on September 13, 2006 is subject to legal challenges. Dissenting stockholders are seeking to have the stockholder resolution set aside or to have it declared null and void. Several stockholders have indicated proceedings asking the court to review the adequacy of the costs compensation (Abfindung) and of the guaranteed dividend (Ausgleich). Bayer Schering GmbH has commenced special proceedings (Freigabever-fahren) to obtain a judgment that the stockholder actions do not prevent registration of the domination and profit and loss transfer agreement and that any defects of the stockholder resolution do not affect the validity of the registration. One stockholder has brought a suit in Berlin, Germany, seeking to have registration of the agreement in the Commercial Register removed (Amtslöschungsverfahren).
A further risk may arise from asbestos litigation in the United States. In the majority of these cases, the plaintiffs allege that Bayer and co-defendants employed third parties on their sites in past decades without providing them with sufficient warnings or protection against the known dangers of asbestos. One Bayer affiliate in the United States is the legal successor to companies that sold asbestos products until 1976. Should liability be established, Union Carbide has to completely indemnify Bayer.
Bayer, among others, is named as a defendant in a putative nationwide class action pending in federal court in North Carolina, United States, which alleges violations of antitrust laws in the marketing of a certain pest control product (Premise ®).
Bayer believes it has meritorious defenses in these product liability and other proceedings and will defend itself vigorously.
Liability considerations following the Lanxess spin-off
The liability situation following the spin-off of the lanxess subgroup is governed by both statutory and contractual provisions. Under the German Transformation Act, all entities that are parties to a spin-off are jointly and severally liable for obligations of the transferor entity that are established prior to the spin-off date. Bayer AG and lanxess AG are thus jointly and severally liable for a time period of 5 years for all obligations of Bayer AG that existed on January 28, 2005.

196 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Notes to the Statements of Cash Flows
33. Net cash provided by (used in) operating activities
Since the annual financial statements as of December 31, 2006, the cash flow statement starts from income after taxes from continuing operations and not from the operating result. The prior-year figures have been restated accordingly. The gross cash flow for 2006 of €3,913 million (2005: €3,114 million) is the cash surplus from operating activities before any changes in working capital. The cash flows by segment and region are shown in the table in Note [1].
The net operating cash flow of €3,928 million (2005: €3,227 million) from continuing operations takes account of changes in working capital and other net assets. The €275 million net cash flow from the discontinued operations comprises operating income from the H.C. Starck and Wolff Walsrode business units and the Diagnostics Division. The previous year’s figure of €275 million also includes the plasma business and lanxess. The total net operating cash flow amounted to €4,203 million in 2006 (2005: €3,502 million), with Schering contributing €483 million.
A new line “Non-cash effects of the remeasurement of acquired assets (inventory work-down)” has been inserted in the cash flow statement in order to eliminate the effects of the Schering purchase price allocation from gross cash flow. Thus, the non-cash effect of the work-down of the step-up from the remeasurement of Schering inventories to fair value as of June 23, 2006, the date of acquisition, on the gross cash flow is reversed. For 2006 an amount of €429 million is transferred from “Decrease/increase in inventories” to this new line. These non-cash effects do not impact cash flow.
34. Net cash provided by (used in) investing activities
In fiscal 2006 there was a net cash outflow of €14,730 million (2005: €1,741 million) for investing activities, consisting principally of €15,246 million in disbursements for the Schering acquisition. The latter amount comprised the purchase price for the 96.2 percent of the shares of Bayer Schering Pharma AG acquired through December 31, 2006 , less acquired cash of €1,025 million. A total of €75 million was paid to acquire the biotech company Icon Genetics and the u.s. company Metrika. Further details of acquisitions and divestitures are given in Note [7.2].
Cash outflows for additions to property, plant and equipment and intangible assets in 2006 came to €1,876 million (2005: €1,389 million). The 2006 figure includes €137 million in capital expenditures of Schering. Also included are the acquisition of the European marketing rights to the hypertension products Pritor® and PritorPlus ® and payments in connection with the expansion of the production facilities for polymers at Caojing, near Shanghai, China.
Sales of property, plant and equipment and other assets resulted in a cash inflow of €185 million (2005: €105 million), while the inflow from divestitures amounted to €489 million (2005: €293 million). An advance payment of €395 million on the sale of the Diagnostics business, which was completed at the start of 2007, was received at the end of 2006.

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 197
Cash inflows from noncurrent financial assets totaling €850 million ( 2005: €1,189 million) mainly related to the sale of the 49.9 percent interest in GE Bayer Silicones to the existing joint venture partner General Electric and the repayment by the Symrise chemical group of a vendor loan granted in connection with the divestiture of the Haarmann & Reimer group in 2002.
In the previous year, cash outflows for investing activities mainly comprised the payment of approximately €1.9 billion for the Roche consumer health business. Receipts from noncurrent financial assets came to €1.2 billion, mainly from the scheduled repayment of loans by lanxess and the expiration of derivative contracts. Cash in flows from divestitures in 2005 totaled €293 million and resulted largely from the sale of the plasma operations in the United States.
35. Net cash provided by (used in) financing activities
In fiscal 2006 there was a net cash inflow of €10,199 million ( 2005: net cash outflow of €1,881 million) from financing activities. This inflow was primarily attributable to net borrowings of €10.7 billion to finance the acquisition of Schering. A further cash in flow of €1,174 million resulted mainly from the placement of 34 million new Bayer AG shares.
Cash outflows for dividend payments — less the €176 million refund of advance capital gains tax payments made on intra-Group dividends in 2004 — amounted to €535 million (2005: €440 million). Interest expense increased to €1,155 million ( 2005: €787 million) and related principally to the borrowings in connection with the Schering acquisition.
36. Cash and cash equivalents
Cash and cash equivalents comprise cash, checks and balances with banks. In accordance with ias 7 (Cash Flow Statements) this item also includes securities with original maturities of up to three months, reflecting their high liquidity. Cash and cash equivalents amounted to €2,915 million as of December 31, 2006 (2005: €3,290 million).
Cash of €799 million (2005: €253 million) has been deposited in escrow accounts. The amount comprises €710 million transferred to a guarantee account in light of the resolved squeeze-out of the remaining minority stockholders of Schering, and €89 million (2005: €253 million) to be used exclusively for payments relating to antitrust fines and civil law settlements.

198 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
Other information
37. Audit fees
The following fees for the services of the auditor of the consolidated financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, were recognized as expenses:

	2005	2006
€ million
Financial statement auditing	5	10

Audit-related services and other audit work	3	3

Tax consultancy	0	1

Other services rendered to Bayer AG or subsidiaries	1	1

	9	15

The fees for the auditing of financial statements mainly comprise those for the audits of the consolidated financial statements of the Bayer Group and the financial statements of Bayer AG and its German subsidiaries. Fees for audit-related services and other audit work primarily relate to the preparation of expert reports and audit work in connection with acquisitions and divestitures, audits of the internal control system including project audits in connection with the implementation of new it systems, and auditor review of interim financial statements.
38. Related parties
In the course of the operating business, materials, inventories and services are sourced from a large number of business partners around the world. These include companies in which an interest is held, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm’s length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to it or to companies or persons closely associated with it, nor does it intend to be party to such transactions in the future.
The following transactions were undertaken with related parties included in the financial statements of the Bayer Group at equity or cost less impairment charges:

	2005	2006
€ million
Income	229	188

Receivables	98	143

Liabilities	(68)	(127)

Transactions with related parties mainly comprised trade in goods and services. In fiscal 2006 there were also financial receivables from related parties amounting to €43 million (2005: €39 million).
Further information on business transactions with companies in which a significant interest is held and which are included in the consolidated financial statements at equity (associates) is given in Note [19].

Bayer Annual Report 2006	Notes to the Consolidated Financial Statements of the Bayer Group 199
39. Total remuneration of the Board of Management and the Supervisory Board and loans
The remuneration of the Supervisory Board amounted to €2,337,041 (2005: €1,989,000), including €779,014 (2005: €459,000) in variable components.
The remuneration of the individual members of the Board of Management was as follows:

		Werner			Wolfgang
		Wenning	Klaus Kühn	Udo Oels [1]	Plischke [2]	Richard Pott	Total
€
Base salary	2006	748,872	412,236	343,526	343,530	412,236	2,260,400

	2005	748,872	412,236	412,236	—	412,236	1,985,580

Fixed supplement	2006	325,132	316,366	142,205	142,206	170,647	1,096,556

	2005	325,132	170,647	170,647	—	170,647	837,073

Variable bonus	2006	1,525,086	1,034,615	567,335	689,745	827,694	4,644,475

	2005	1,554,615	843,713	843,713	—	843,713	4,085,754

Remuneration in kind and other benefits	2006	47,926	35,571	9,594	18,163	31,137	142,391

	2005	40,169	35,266	41,942	—	39,044	156,421

Directly effected remuneration	2006	2,647,016	1,798,788	1,062,660	1,193,644	1,441,714	8,143,822

	2005	2,668,788	1,461,862	1,468,538	—	1,465,640	7,064,828

Stock-based compensation entitlements earned in the respective year	2006	820,514	480,609	538,181	193,188	461,939	2,494,431

	2005	495,504	285,748	285,748	—	284,248	1,351,248

Change in value of existing entitlements	2006	339,733	229,617	104,125	66,262	164,952	904,689

	2005	169,289	99,693	99,693	—	98,055	466,730

[1]	member of the Board of Management until April 28, 2006

[2]	member of the Board of Management effective March 1, 2006
The fair value of the stock-based compensation as of the grant dates for 2006 and 2005, respectively, is shown in the following table. The entitlements earned in 2006 under the 2006 and 2005 stock-based compensation are included in the preceding table under “Stock-based compensation entitlements earned in the respective year.”

		Werner			Wolfgang
		Wenning	Klaus Kühn	Udo Oels [1]	Plischke [2]	Richard Pott	Total
€
Fair value of newly granted stock-based compensation as of grant date	2006	268,113	181,886	40,419	117,597	145,509	753,524

	2005	253,636	137,652	137,652	—	137,652	666,592

[1]	member of the Board of Management until April 28, 2006

[2]	member of the Board of Management effective March 1, 2006

200 Notes to the Consolidated Financial Statements of the Bayer Group	Bayer Annual Report 2006
The current service cost for pension entitlements of the individual members of the Board of Management was as follows:

		Werner			Wolfgang
		Wenning	Klaus Kühn	Udo Oels[1]	Plischke [2]	Richard Pott	Total
€
Current service cost for pension entitlements earned in the respective year	2006	398,564	1,651,294	—	1,644,517	233,284	3,927,659

	2005	311,158	420,046	—	—	186,600	917,804

[1]	member of the Board of Management until April 28, 2006

[2]	member of the Board of Management effective March 1, 2006
Further details are provided in the Compensation Report included in the Management Report.
Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,924,768 (2005: €10,323,009). Pension provisions for these individuals, amounting to €117,866,846 (2005: €115,972,457) are reflected in the balance sheet.
There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2006, nor any repayments of such loans during the year.
Leverkusen, February 27, 2007
Bayer Aktiengesellschaft
Board of Management

Bayer Annual Report 2006	Bayer News 2006/2007 201
Highlights 2006/2007
Bayer Schering Pharma off to a successful start
Berlin/Leverkusen — For Bayer, the outstanding event of 2006 was undoubtedly the acquisition of Schering AG, Berlin, Germany — the largest transaction in the Group’s history. It was on March 23 that Bayer first announced its intention to acquire Schering; on April 13, the official offer document was submitted. By September 8, Bayer controlled over 95 percent of Schering AG stock. On September 13, at an Extraordinary Stockholders’ Meeting in Berlin, Schering’s stockholders consented to the domination and profit and loss transfer agreement with Bayer subsidiary Dritte bv GmbH. On October 27, the agreement came into force upon being entered in the commercial register. On December 29, Schering AG was officially renamed Bayer Schering Pharma AG. Then in January 2007, an Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG was held in Berlin, at which the decision was made to effect a “squeeze-out” of the company’s remaining minority stockholders. Bayer Schering Pharma remains headquartered in Berlin and will be managed together with Bayer’s current pharmaceutical business as a division of the Bayer HealthCare subgroup. Outlining his view of the new company’s future, Bayer AG Management Board Chairman Werner Wenning says: “Bayer Schering Pharma is set to become a strong, effective, world-class company that will take its place among the top ten international suppliers of specialty pharmaceuticals.”

202 Bayer News 2006/2007	Bayer Annual Report 2006
New formulating technology from Bayer CropScience
Monheim — o-teq® is the name of an innovative formulation concept developed by Bayer CropScience to enhance the effectiveness of systemic insecticides. Products such as Proteus®, Biscaya® or Confidor® o-teq® based on this technology display outstanding biological performance. They are extremely reliable and their effectiveness is virtually unimpaired by changes in weather conditions during or after application. The new formulation underlines Bayer CropScience’s claim to technological leadership.
Bayer und UNEP reinforce partnership
Leverkusen — In March 2006, Bayer and the United Nations Environment Programme (unep) endorsed their collaboration in global youth environmental activities. Bayer Management Board Chairman Werner Wenning and unep Executive Director Prof. Klaus Töpfer said they were pleased with the outcome of their first two years of partnership in the area of youth and the environment. “Together with unep we have initiated a large number of projects all over the world. In this way we are making a lasting contribution to youth environmental education,” said Wenning. Since the partnership began in 2004, Bayer has helped the United Nations Environment Programme to develop youth networks in Asia, Latin America and Africa, and to establish a global environmental summit meeting. Bayer not only provides funding of €1 million annually for the joint activities, but also implements the individual projects in cooperation with unep.
As part of the global sponsorship program for scientific and social projects, Bayer has initiated and funded an Endowed Chair for Intellectual Property Rights at the elite Tongji University in Shanghai, China. The company has also announced that it will fund a Chair for Sustainable Development there.
Start-up company for luminescent film
Leverkusen — In April 2006 , Bayer established a new company, Lyttron Technology GmbH to produce electroluminescent film. Lyttron, a wholly owned subsidiary of Bayer MaterialScience, develops, manufactures and markets luminescent film for applications such as the automotive industry and lifestyle products. The entire start-up capital of about €24.5 million is being invested in film production and the construction of a laboratory plant in the Leverkusen Chemical Park. Lyttron began operating with a staff of 25 finance, marketing, production and administration experts. By 2012 the company expects to employ more than 150 people. The establishment of Lyttron is consistent with Bayer MaterialScience’s pursuit of its innovation strategy.
Bayer divests interest in GE Bayer Silicones
Leverkusen — Bayer sold its 49.9 percent interest in GE Bayer Silicones to the joint venture partner General Electric. The proceeds of the sale totaled €475 million before taxes. The transaction improved Bayer’s non-operating result for 2006 by €236 million.

Bayer Annual Report 2006	Bayer News 2006/2007 203
Producing antibodies in plants
Halle/Ghent — In September 2006, Icon Genetics GmbH, a subsidiary of Bayer Innovation GmbH, and Bayer BioScience NV, a subsidiary of Bayer CropScience, published the results of research into new-generation expression technologies for plants. These technologies serve to synthesize proteins from genetic information. The scientists developed a process for high-yield production of monoclonal antibodies. The process is suitable for research purposes, industrial scale-up and the production of antibodies for medical uses — for example, in the diagnosis and treatment of cancer. Icon Genetics is engaged in developing processes for the biotechnological production of therapeutic proteins and other high-value products in plants.
Bayer plans to acquire Ure-Tech Group of Taiwan
Leverkusen — Bayer MaterialScience announced in October 2006 that it plans to acquire Taiwan’s Ure-Tech Group, the largest thermoplastic polyurethane (tpu) producer in the Asia-Pacific region. The acquisition would make Bayer MaterialScience the world’s largest supplier of products and solutions in the field of tpu resins and films. Closing of the deal is expected for the second quarter of 2007.
Sector’s largest R&D budget
Leverkusen — The Bayer Group aims to further strengthen innovation as one of the most important goals of its corporate strategy. “Research is key to success. We must exploit our scientific potential to the full and consistently translate research findings into new products,” Bayer AG Management Board Chairman Werner Wenning said in October before an audience of some 140 media representatives from 16 countries at the press forum “Bayer’s Perspective on Innovation 2006” in Leverkusen.
In 2006 Bayer invested €1.9 billion in research and development — not including Schering. “That is more than any other chemicals and health care company in Germany,” said Wenning. The Schering acquisition strengthens Bayer’s pharmaceutical research in particular, with Germany remaining Bayer’s principal research location. With the integration of the acquired business, Bayer’s research and development expenditures in 2006 increased to about €2.3 billion, more than 65 percent of which was spent in Germany.

204 Bayer News 2006/2007	Bayer Annual Report 2006
Bayer HealthCare steps up OTC presence in China
Leverkusen/Shanghai — In October 2006, Bayer HealthCare agreed to be acquire the over-the-counter (OTC) cough and cold products portfolio of the Chinese-based TopSun Group for approximately €106 million, plus contingent payments totaling up to €19 million that are subject to fulfillment of certain performance criteria. This acquisition will substantially increase Bayer HealthCare’s presence in China, one of the fastest growing otc markets in the world, and is intended to enhance the company’s competitiveness in the Chinese OTC market. Closing of the transaction is expected for the second half of 2007.
Phase III study for rivaroxaban under way
Leverkusen — Based on positive research findings so far, a phase III study program for rivaroxaban was launched at the end of 2006. Phase II clinical trial results highlighted the potential of a simple, once-daily dosing regimen of the novel, oral anticoagulant rivaroxaban. In this trial, rivaroxaban demonstrated that it may have similar safety and efficacy to the current standard for the prevention of venous thromboembolism (vte). Present published results also show that rivaroxaban offers predictable anticoagulation across a wide range of parameters. In addition, data show that rivaroxaban does not interact with a wide variety of drugs that are commonly given concomitantly with an anticoagulant. Rivaroxaban is being jointly developed by Bayer HealthCare and OrthoMcNeil Pharmaceuticals Inc., a subsidiary of Johnson & Johnson.
Advent and Carlyle acquire H.C. Starck
Leverkusen — In November 2006, Bayer announced the sale of its subsidiary H.C. Starck to a consortium formed by financial investors Advent International and The Carlyle Group for approximately €1.2 billion. The proceeds — like those of the divestment of Wolff Walsrode (see page 209) — are to be used to reduce net debt associated with the acquisition of Schering AG. Advent and Carlyle said they intend to continue developing the H.C. Starck business with the aim of positioning the company for an initial public offering in three to five years. Closing of the transaction took place on February 1, 2007.
H.C. Starck, headquartered in Goslar in northern Germany, manufactures metal and ceramic powders, specialty chemicals, and parts made from advanced ceramics and refractory metals. The company belonged to the Bayer MaterialScience subgroup.

Bayer Annual Report 2006	Bayer News 2006/2007 205
Bayer to invest US$1.8 billion in Shanghai through 2009
Shanghai — At a ceremony in September 2006 attended by 500 guests from politics, industry and the media, Bayer inaugurated the new production facilities of the Bayer MaterialScience subgroup in Shanghai. “China is of central importance to Bayer in the Asia/Pacific region — both as a production base and for our business strategy,” explained Bayer AG Management Board Chairman Werner Wenning. Construction of the facilities at the Shanghai Chemical Industry Park represents a total capital expenditure volume of about us$1.8 billion through 2009, making it Bayer’s biggest-ever project outside of Germany.
The new plants that have come on stream add substantially to the production capacities of Bayer MaterialScience. The facilities already operating at the site are now joined by a world-scale polycarbonate production unit whose initial capacity of 100,000 tons per year is scheduled to increase to 200,000 tons by 2008. This facility is intended primarily for supplying customers in the region.
The first polyurethane facility on Bayer’s site, a splitter for crude mdi (diphenylmethane diisocyanate), has a capacity of 80,000 tons per year. A large-scale mdi production facility with a capacity of 350,000 tons per year, due on stream in 2008 , is expected to be the largest of its kind in the world.
Inaugurated at the same time was a production unit for hdi (hexamethylene diisocyanate) with an initial capacity of 30,000 tons per year.
Bayer MaterialScience announced in February 2007 that the capacity of a planned facility for producing tdi (toluene diisocyanate) in Shanghai is to be raised from 160,000 to 300,000 tons a year.

206 Bayer News 2006/2007	Bayer Annual Report 2006
Acquisitions strengthen U.S. cottonseed business
Monheim — In December 2006, Bayer CropScience purchased the assets of California Planting Cotton Seed Distributors (cpcsd), Bakersfield, California, and, separately, those of Reliance Genetics llc, Harlingen, Texas, for a total of about us$20 million. These transactions advance the company’s strategy in expanding its cotton seed business and accessing new markets. Acquisition of the seed production and processing capabilities of cpcsd now gives Bayer CropScience a dedicated facility in the western United States. Reliance Genetics runs a specialized cotton breeding program that ideally complements Bayer CropScience’s current FiberMax® product offering. Acquiring the Reliance assets enables Bayer CropScience to introduce additional varieties into its portfolio.
Dow to acquire Wolff Walsrode from Bayer
Midland/Leverkusen — The Dow Chemical Company and the Bayer Group announced in December 2006 that they have reached agreement for Dow to acquire Bayer subsidiary Wolff Walsrode, which mainly manufactures products based on cellulose chemistry. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval. The proceeds will be used to reduce financial debt.
Sale of diagnostics business completed
Leverkusen — In January 2007, the Diagnostics Division of Bayer HealthCare was sold to Siemens AG, Munich, Germany, for €4.3 billion. For Bayer the after-tax proceeds of the divestment were about €3.6 billion, which is to be used to reduce financial debt. The divestment is in line with Bayer HealthCare’s strategy of focusing on pharmaceuticals for both humans and animals, and products that can be promoted directly to patients. The consumer-influenced Diabetes Care Division is not affected by the transaction, nor is Schering’s contrast agents (diagnostic imaging) business.
“Combating Climate Change” initiative signed
Brüssel — Bayer and 16 other international companies are original signatories of the global climate protection initiative “ 3c: Combating Climate Change,” presented in Brussels in January 2007 . With their specialist knowledge and experience, the participating companies want to help develop a successful global climate protection policy for the period following the expiration of the Kyoto Protocol in 2012. Actively addressing the need to protect the earth’s climate forms a major part of Bayer’s sustainability strategy, which is why the company co-founded the 3c initiative. Bayer hopes that as many companies as possible will sign up. To tackle the problem of climate change, the 3c initiative aims to support the political community in establishing a global framework for emissions reduction that would ensure all companies throughout the world can compete on fair terms. A long-term goal of the initiative is to fully exploit the potential for technological innovation between now and the year 2100. Underscoring its lasting commitment to climate protection, Bayer has exceeded the targets set by the Kyoto Protocol for reductions in direct greenhouse gas emissions, partly through process innovations. An example of the latter is a method already introduced in Germany and China by which the chlorine needed for plastics production can be manufactured using 30 percent less energy than before.

Bayer Annual Report 2006	Awards 2006/2007 207
Awards 2006/2007
In 2006 Bayer continued to be acknowledged for its expertise across a broad range of activities, sustaining its positive image at an international level. This was evidenced by numerous accolades the company received during the year. Says Management Board Chairman Werner Wenning: “The recognition bestowed upon us by external experts testifies to our success in applying our knowledge and innovative capability responsibly in line with our mission statement ‘Bayer: Science For A Better Life.’ It shows the fascination of Bayer.” The following are among the most significant of these awards.
Company and employees
Bayer became the first company with global headquarters outside the U.S., and also the first chemical company, to receive the Ron Brown Award for Corporate Leadership. This is the only U.S. presidential award honoring companies for their activities in the social sector. Bayer received this distinction for its “Making Science Make Sense” program, an initiative launched ten years ago that advances science literacy among school students.
In China, Bayer was recognized as one of the top employers for 2007 in the Shanghai region. Bayer and 37 other local and multinational companies were honored by the Corporate Research Foundation for their best-in-class practices in the human resources field, including unique talent attraction and retention programs.
The company’s high reputation around the world was also reflected in the outcomes of several opinion surveys. In Indonesia, Bayer is among the most admired companies according to a survey by the magazine BusinessWeek. In Brazil , Bayer CropScience Ltda. was listed as the best crop protection enterprise in Brazil in Exame magazine’s “Agribusiness Year-book.” In Canada, Bayer CropScience was ranked among the 100 best employers for the third year in succession. In the United States , Bayer Corporation was recognized as one of the 100 best companies in the nation for working mothers. And a survey in Germany commissioned by the business magazine WirtschaftsWoche showed that the country’s managers consider Bayer the most fascinating health care and chemicals company.
Other honors were accorded to Bayer for its vocational training activities. German Vice Chancellor Franz Müntefering awarded Bayer the prize entitled “Shaping Employment — Companies Demonstrate Responsibility” in the category “Perspectives for Young People” in recognition of the company’s special program that prepares socially and educationally disadvantaged young people for vocational training courses.

208 Awards 2006/2007	Bayer Annual Report 2006
German school students consider Bayer to be one of the country’s best employers, according to the “Student Barometer” survey, carried out by the Berlin research institute “trendence” for the weekly newspaper Die Zeit, in which Bayer received by far the best ranking among chemicals and health care companies.
Also in Germany, Bayer trainee Oliver Polch achieved one of the highest scores in the 2006 final examinations of the Chamber of Industry and Commerce for plant electronics technicians. As a result he was among those honored at a ceremony in Berlin in the presence of Chancellor Angela Merkel.
In 2006 Bayer AG received the “Total E-Quality” award for the fourth time in recognition of its commitment to equality of opportunity in the workplace. Announcing the honor, the jury of Total E-Quality Deutschland said that over a period of more than ten years Bayer’s joint committee on equal opportunity had initiated numerous activities in this area, including promoting equal access to employment and participating in personnel development measures.
Sustainability
As in the previous year, Bayer received the title “Best in Class” in 2006 in recognition of world-leading achievements in the field of climate protection. Bayer therefore remains a component of the Climate Leadership Index, the first global stock index for climate protection, where in 2006 it was rated the best company in the chemicals sector. Bayer also continues to be included in the Dow Jones Sustainability World Index (djsi World) and the European Dow Jones stoxx Sustainability Index (djsi stoxx).
Bayer is held to be among the most socially responsible companies in China, according to an award the company received from the Fair Labor Association, an international non-profit organization, at the Global Corporate Social Responsibility Forum. This prize recognizes Bayer’s role as a responsible corporate citizen in China. It was conferred in recognition of the company’s long-standing commitment to public health, environmental protection and recreational sports and its employees’ participation in neighborhood and community services.
The Brazilian trade journal Meio Ambiente Industrial presented Bayer CropScience in Brazil with the “Sustainable Enterprise Award.” This prize honors companies for endeavors to improve the environment and quality of life in Brazil.
Bayer MaterialScience’s New Martinsville facility in West Virginia, United States, received Star status under the Voluntary Protection Programs (vpp) of the U.S. Department of Labor Occupational Safety and Health Administration (osha) . These programs recognize and partner with businesses and sites that show excellence in occupational safety and health. The plant received accolades for its three-year Total Case Incidence Rate (tcir), which was 71 percent less than the industry average for 2004. The number of work-

Bayer Annual Report 2006	Awards 2006/2007 209
days lost through industrial injuries was also substantially below the average.
Communications
Bayer AG’s communications work was honored at the 18th Corporate Media Awards 2006, presented by the Medien-report publishing house in Munich, with the highest accolade, the “Master of Communication 2006 — Member of the European Masterclass.” The company also received four prizes for achievements in the field of electronic communications. The Bayer homepage and the online version of the Sustainable Development Report were honored with the “Award of Master” in the “Best Internet Solutions” segment, while the Group website as a whole won a special prize in the same category. Bayer’s corporate image film “Commitment For A Better Life,” which depicts the Group’s commitment to society and the environment, was commended by the jury as an excellent communications solution.
The German Environmental Reporting Award 2006 was presented to Bayer AG in 2006 for the country’s best Sustainable Development Report. The Bayer publication scored very highly with respect to almost all of the assessment criteria.
Bayer also garnered several of the German Comprix Awards: the winner in the corporate advertising category was the “Bayer: Science For A Better Life” campaign, while two gold medals went to Bayer HealthCare’s Levitra® team, with the “When? Now!” advertisements taking first place in the consumer print campaigns category. Bayer Vital Consumer Care was honored for its Bepanthen ® tv commercial. And Bayer HealthCare’s online soap opera about relationship problems came top in the digital interactive media category. This first online soap in Germany also received the prestigious pr Report Award in the category “Innovative pr Strategy.”
In the field of stockholder communications, Bayer received the Platinum Award of the League of American Communications Professionals (lacp) for its 2005 Annual Report.
Finance
In January 2007 Bayer received the “Treasurer Deals of the Year” award (Equity and Equity Linked category) of the Association of Corporate Treasurers in the u.k. for its mandatory convertible bond, which was successfully placed with institutional investors at the end of March 2006. The €2.3 billion bond, issued in connection with the takeover offer for Schering AG, is mandatorily convertible into Bayer AG shares.
In 2006 the magazine International Financing Review presented the company with the ifr Award 2005 in the category “Euro Investment-Grade Corporate Bonds” for its hybrid bond, while the British financial magazine EuroWeek honored Bayer with the illustrious “Corporate Bond of the Year” designation.

210 Awards 2006/2007	Bayer Annual Report 2006
Bayer AG’s investor relations website received its fourth successive award from U.S.-Brazilian ir communications consultants mz Consult in the IR Global Rankings 2007. The Bayer site won first place among 145 companies from 33 countries in the “Industrials & Health Care” category and second place overall. The online version of the 2005 Annual Report was named best corporate online annual report in the world.
Products
Bayer’s world-famous product Aspirin® garnered two awards in 2006. In what was probably Europe’s largest consumer survey, Reader’s Digest determined the most trusted brands in 14 European countries. Bayer won the Pegasus Award for the “most trusted brand” in Germany by a wide margin for the sixth year in succession, receiving 44 percent of votes in the pain relievers category. Aspirin® also took the number one position in Austria, Switzerland and Spain.
German pharmacists hailed Aspirin® as “Pain Reliever of the Year 2006” in a representative poll carried out by the German Pharmacists’ Association, with Bayer products Canesten® and Priorin® also coming first in their respective categories.
The Ascensia ® Breeze® blood glucose monitoring system received ease-of-use commendation and a product seal from the Arthritis Foundation in the United States, making it the first such device to be recognized as particularly suitable for people with arthritis who also have diabetes. The commendation followed thorough review and testing by an independent panel of individuals with arthritis.
Success for Animal Health, too: an international expert jury selected Profender ® Spot-on, Bayer’s antiparasitic treatment for cats, as the best new small-animal product of 2006.
Bayer Innovation GmbH also received a special accolade when the Swedish security technology magazine Detektor International, at a ceremony held in Copenhagen, presented it with the “Detektor International Award 2006” in the access products category for its new PhenoStor® ID card. The holographic data storage technology used in the PhenoStor ® substantially enhances card security.
The winners of the Materialica Design Award included applications that benefit from products of Bayer MaterialScience. Prizes were received for the Makrolon ® roof of Rinspeed AG’s “zaZen” concept car and for its interior paint, which is also based on Bayer raw materials.

Bayer Annual Report 2006	Governance Bodies 211
Supervisory Board and Board of Management
Supervisory Board
Hermann Josef Strenger
Honorary Chairman, Leverkusen
Members of the Supervisory Board hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2006 or the date on which they ceased to be members of the Supervisory Board of Bayer AG):
Dr. Manfred Schneider
Chairman of the Supervisory
Board, Leverkusen
* December 21, 1938
Allianz SE (until October 31, 2006)
DaimlerChrysler AG
Linde AG (Chairman)
Metro AG
RWE AG
TUI AG
Thomas de Win
Vice Chairman of the Supervisory Board
(effective March 2, 2006);
Chairman of the Bayer Central Works
Council, Leverkusen
* November 21, 1958
Bayer MaterialScience AG
Dr. Paul Achleitner
Member of the Board of Management of
Allianz SE, Munich
* September 28, 1956
Allianz Deutschland AG
Allianz Elementar
Lebensversicherungs-AG (Chairman)
Allianz Elementar
Versicherungs-AG (Chairman)
Allianz Global Investors AG
Allianz Lebensversicherungs-AG
RWE AG
Dr. Josef Ackermann
Chairman of the Board of Managing
Directors of Deutsche Bank AG,
Frankfurt am Main
* February 7, 1948
Deutsche Lufthansa AG
(until June 30, 2006 )
Linde AG (until June 30, 2006)
Siemens AG
Andreas Becker
(until February 1, 2007)
Chairman of the Works Council of
H.C. Starck, Laufenburg
* March 1, 1959
H.C. Starck GmbH (until June 30, 2006 )
Willy Beumann
(effective February 20, 2007)
Chairman of the Works Council of the
Wuppertal site of Bayer AG
* April 12, 1956
Bayer HealthCare AG
Karl-Josef Ellrich
Chairman of the Dormagen Works
Council of Bayer AG; Chairman of the
Bayer Group Works Council (effective
February 10, 2006), Leverkusen
* October 5, 1949
Bayer CropScience AG
Dr. Thomas Fischer
Graduate Engineer, Dormagen
* August 27, 1955
Bayer MaterialScience AG
Erhard Gipperich
(until January 31, 2006 )
Former Vice Chairman of the
Supervisory Board;
Former Chairman of the Bayer Central and
Group Works Councils, Leverkusen
* April 30, 1942

212 Governance Bodies	Bayer Annual Report 2006
Peter Hausmann
(effective April 28, 2006)
North Rhine District Secretary of the
German Mine, Chemical and
Power Workers’ Union, Düsseldorf
* February 13, 1954
Procter & Gamble Manufacturing GmbH
Thomas Hellmuth
Agricultural Engineer, Langenfeld
* May 29, 1956
Prof. Dr.-Ing. e. h. Hans-Olaf Henkel
Honorary Professor at the University of
Mannheim, Berlin
* March 14, 1940
Brambles Industries Ltd.
Continental AG
DaimlerChrysler Aerospace AG
EPG AG (effective May 22, 2006)
Orange SA
Ringier AG
SMS GmbH
Reiner Hoffmann
(effective October 11, 2006)
Deputy General Secretary of the European
Trade Union Confederation (ETUC),
Brussels
* May 30, 1955
SASOL Germany GmbH
Gregor Jüsten
(effective February 1, 2006)
Chemical Production Technician, Member
of the Leverkusen Works Council of Bayer
* December 13, 1948
Dr. rer. pol. Klaus Kleinfeld
President and Chief Executive Officer
of Siemens AG, Munich
* November 6, 1957
Alcoa Inc.
Citigroup Inc.
Dr. h. c. Martin Kohlhaussen
Chairman of the Supervisory Board of
Commerzbank AG, Frankfurt am Main
* November 6, 1935
Hochtief AG (Chairman)
Schering AG (until September 13, 2006)
ThyssenKrupp AG
John Christian Kornblum
Chairman of Lazard & Co. GmbH, Berlin
* February 6, 1943
Motorola Inc.
ThyssenKrupp Technologies AG (until
November 30, 2006)
Petra Kronen
Chairwoman of the Uerdingen Works
Council of Bayer AG
* August 22, 1964
Bayer MaterialScience AG
Hubertus Schmoldt
Chairman of the German Mine, Chemical
and Power Workers’ Union, Hannover
* January 14, 1945
Deutsche BP AG
DOW Olefi nverbund GmbH
E.ON AG
RAG AG
RAG Coal International
Dieter Schulte
(until September 18, 2006 )
Former Chairman of the German Unions
Federation, Duisburg
* January 13, 1940
Dr.-Ing. Ekkehard D. Schulz
Chairman of the Executive Board of
ThyssenKrupp AG, Düsseldorf
* July 24, 1941
AXA Konzern AG
Commerzbank AG (until March 31, 2006)
Deutsche Bahn AG (until June 30, 2006 )
MAN AG (Chairman)
Standing committees of the Supervisory Board of Bayer AG as at December 31, 2006

Presidial Committee/Mediation Committee	Schneider (Chairman), Achleitner, Schmoldt, de Win
Audit Committee	Kohlhaussen (Chairman), Fischer, Hausmann, Henkel, Schneider, de Win
Human Resources Committee	Schneider (Chairman), Ellrich, Kohlhaussen, Kronen

Bayer Annual Report 2006	Governance Bodies 213
RAG AG (Vice Chairman)
RAG Beteiligungs-AG (Vice Chairman
effective September 14, 2006)
RWE AG (effective April 13, 2006)
ThyssenKrupp Elevator AG (Chairman)
ThyssenKrupp Services AG (Chairman)
ThyssenKrupp Technologies AG
(Chairman effective October 1, 2006)
Dipl.-Ing. Dr.-Ing. e. h. Jürgen Weber
Chairman of the Supervisory Board of
Deutsche Lufthansa AG,
Frankfurt am Main
* October 17, 1941
Allianz Lebensversicherungs-AG
Deutsche Bank AG
Deutsche Post AG (Chairman)
LP Holding GmbH (Chairman)
Tetra Laval Group
Voith AG
Willi Bogner GmbH & Co. KGaA
(effective May 31, 2006)
Siegfried Wendlandt
(until April 28, 2006)
Former North Rhine District Secretary of
the German Mine, Chemical and Power
Workers’ Union, Düsseldorf
* July 27, 1947
Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker
Former President of the German Research
Foundation, Bonn; Secretary General of
the European Research Council (ERC),
Brussels
* July 26, 1941
KWS Saat AG
Medigene AG (Chairman)
Wacker Chemie AG
Board of Management
Members of the Board of Management hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2006 ):
Werner Wenning
Chairman of the Board of Management
* October 21, 1946
Bayer Schering Pharma AG (Chairman,
effective September 14, 2006)
Henkel KGaA
Klaus Kühn
* February 11, 1952
Bayer Business Services GmbH
(Chairman)
Bayer CropScience AG (Chairman)
Bayer Schering Pharma AG (effective
September 14, 2006 )
Dr. Wolfgang Plischke
(effective March 1, 2006)
* September 15, 1951
Bayer MaterialScience AG
(Chairman, effective May 1, 2006)
Bayer Technology Services GmbH
(Chairman, effective May 1, 2006)
Dr. Udo Oels
(until April 28, 2006)
* January 2, 1944
Dr. Richard Pott
Labor Director
* May 11, 1953
Bayer HealthCare AG (Chairman)
Bayer Industry Services Geschäfts-
führungs-GmbH
(Chairman, effective May 1, 2006)
Bayer MaterialScience AG (Chairman,
until April 30, 2006)

214 Organization Chart	Bayer Annual Report 2006
Organization Chart
as at March 1, 2007
Bayer AG (holding company)
Group Management Board

Werner Wenning	Richard Pott*	Klaus Kühn	Wolfgang Plischke
Chairman	Strategy & Human Resources	Finance	Innovation, Technology & Environment

– Corporate Center

Corporate Office	J. Krell
Communications	H. Springer
Investor Relations	A. Rosar
Corporate Auditing	R. Meyer
Corporate Human Resources & Organization	J. Peters
Corporate Development	M. Mangold
Law & Patents, Insurance	R. Hartwig
Finance	J. Dietsch
Group Accounting & Controlling	U. Hauck
Regional Coordination	F.-J. Berners
Environment & Sustainability	W. Große Entrup

Business Areas Bayer HealthCare	Bayer CropScience	Bayer MaterialScience	Service Areas Bayer Business Services
A. J. Higgins (photo)
Chairman
L. vander Broek
Animal Health
G. Balkema
Consumer Care
S. E. Peterson
Diabetes Care
U. Köstlin
Bayer Schering Pharma
Business Units & Regions I
G. Riemann
Bayer Schering Pharma
Business Units & Regions II
W. Baumann*
Central Administration &
Organization
H. Klusik
Product Supply
A. Busch
Bayer Schering Pharma
Global Drug Discovery
K. Malik
Bayer Schering Pharma
Global Development
F. Berschauer (photo)
Chairman
R. Scheitza*
Portfolio Management
W. Welter
Industrial Operations & QHSE
D. Suwelack
BPA
A. Klausener
Research
F. J. Placke
Development
J. du Puy
Crop Protection Europe/ TAMECIS
W. Buckner
Crop Protection
North America
M. Reichardt
Crop Protection
Latin America
B. Naaf
Crop Protection Asia/Pacific
P. Housset
Environmental Science
J. Schneider
BioScience	P. Thomas (photo)
Chairman
A. Steiger-Bagel
Administration
I. Paterson
Marketing & Innovation
T. Van Osselaer*
Industrial Operations
G. Hilken
Polycarbonates
P. Vanacker
Polyurethanes
J. Wolff
Coatings, Adhesives, Sealants
T. Bielfeldt
Thermoplastic
		Polyurethanes	A. Resch (photo) Chairman N. Fieseler* IT Community, Human Resources Bayer Technology Services A. Noack (photo) Managing Director Bayer Industry Services K. Schäfer (photo) Chairman J. Waldi*

*	Labor Director

Bayer Annual Report 2006	Group Leadership Circle 215
Group Leadership Circle
as of March 1, 2007
The Group Leadership Circle consists of managers in the holding company, subgroups and service companies whose functions are particularly important for the Bayer Group as a whole.
A
Abreu, Claudio
Achenbaum, Jon
Allen, Christopher
Amling, Andreas
Angerbauer, Rolf
Applegate, Jacqueline
Arnold, Markus
Asboth, Christian
Atzor, Michael
B
Babe, Gregory
Bachlechner, Guenter
Balkema, Gary
Baumann, Werner
Bechem, Martin
Behrens, Jens
Beier, Andreas
Benecke, Lars
Berners, Franz-Josef
Bernhardt, Michael
Bertram, Frank
Berschauer, Friedrich
Bey, Alexander
Bieber, Wolfgang
Bielfeldt, Tim
Bier, Bernd-Peter
Bieringer, Thomas
Binda, Maria-Luisa
Bischof, Eric
Bostian, Arlin
Braunleder, Georg
Broué, Jean
Brüll, Ludger
Bruhn, Burghardt
Brumund, Rudolf
Buckner, William
Burck, Alexander
Busch, Andreas
C
Cardinal von Widdern, Lutz
Carpenter, Kim
Catino, Joseph
Chenet, Thierry
Cherny, Margaret
Chiassarini, Mauro
Coppens, Ernst
Courth, Lambert
Cremers, Hans Josef
D
Dahmer, Jürgen
Dawkins, Martin Scott
De Cleyn, Rene
De Jonge, Maarten
Deall, Michael
Decker-Conradi, Jörg
DeLong, James
Dennehy, Paul
Dietrich, Frank
Dietsch, Johannes
Dini, Alain
Doerholt, Hermann-Josef
Döllinger, Lothar
Donahoe, Steve
Dorison, Dominique
Du Puy, Jacques
Dumont, Philippe
E
Eiki, Norikazu
Engels, Hans-Wilhelm
Evans, Christopher
F
Fenu, Giovanni
Fey, Claus
Fieseler, Norbert
Firl, Rolf-Reiner
Fischer, Meredith
Flechtner, Helmut
Fournel, Michael
Freytag, Michael
Fritz, Reinhard
Funk, Rolf
G
Garnier, Franck
Gasche, Hans-Erich
Gauthier, Philippe
Gerlach, Martin
Gerlich, Stephan
Geyer, Edgar
Graney, Robert
Gray, John
Große Entrup, Wolfgang
Gruber, Friedrich
Grunert, Frank
Günther, Andreas

216 Group Leadership Circle	Bayer Annual Report 2006
H
Hansen, Ralf
Hartwig, Roland
Hauck, Ulrich
Haug, Matthias
Haug, Michael
Hayes, Timothy
Heiden, Paul-Gerd
Heider, Wilfried
Heidrich, Joerg
Held, Christian
Herzog, Dieter
Higgins, Arthur
Hilken, Günter
Hinderer, Jürgen
Hoever, Franz-Peter
Höhl, Hans-Walter
Hotop, Reiner
Housset, Pascal
Houston, John
Howard, Samuel Jason
Hummel, Don
I
Inkmann-Koch, Anette
J
Jahn, Alexander
Jelich, Klaus
Jesse, Ralf Rüdiger
Johnson, Michael
Juhnke, Andreas
Jungblut, Wolfgang
K
Kaiser, Ralf
Kastner, Thomas Karl
Kaul, Raj
Kaushik, Vidya Sagar
Klausener, Alexander
Klebert, Ulrich
Klusik, Hartmut
Knapp, Frank
Kneen, Geoffrey
Knors, Armin
Koersvelt, Adri
Köhler, Gregor
Köhler, Jürgen
König, Michael
Köplin, Wilfried
Kolpon, Jay
Köstlin, Ulrich
Kopp, Wilfried
Krauskopf, Birgit
Krell, Jörg
Kreuzburg, Christa
Krüger, Bernd-Wieland
Kühling, Steffen
Kumpf, Robert-Joseph
Kunisch, Franz
Kuschnerus, Norbert
L
Läpple, Horstfried
Lauff, Peter
Leidemann, Burkhard
Leidinger, Walter
Lengerich, Hartmut
Leroux, Bernard Marc
Leucker, Hermann
Löwer, Hartmut
Lohkamp-Heikaus, Gudrun
Londershausen, Michael
Louvel, Erik
Lowinski, Jean-Luc
Loyd, William
Lukas, Frank
Lykos, George
M
MacCleary, Gerald
Mackintosh, Bruce
Main, Alan
Malik, Kemal
Mangold, Matthias
Marchand, Gerhart
Marchand, Tobias
Marchant, Gavin
Mathews, Michael
Maul, Jürgen
McCahon, Peter
McCullough, Dennis
Meier, Lothar
Meyer, Rainer
Miebach, Wolfgang
Milon, Jean-Philippe
Mirgel, Volker
Möller, Jörg
Molnar, Attila
Moritz, Matthias
Mothes, Helmut
Müller, Michael
Müller, Peter
Murek, Udo
N
Naaf, Bernd
Nagy, Paul
Nehoda-Hahn, Vera
Nellshen, Stefan
Nestler, Andrew
Neuschwander, Marc
Noack, Achim
O
Oehlschläger, Gabriele
Oehlschläger, Wilhelm
Oelrich, Stefan
Ohle, Jörg
Ohm, Christian
Ohst, Holger
Ott, Jürgen
P
Parotelli, Roberto
Pascoletti, Karl-Heinz
Paterson, Ian
Percy, Adrian
Perne, Rainer
Peters, Jan
Peterson-Buengeler, Sandra
Phillips, Barry-Allen
Pickel, Markus
Pilgram, Frank
Placke, Franz-Josef
Portoff, Michael
Prenzel, Jürgen
Preuß, Rainer
Pucci, Paolo
R
Raab, Jürgen
Rahenbrock, Udo
Raubach, Hans-Joachim
Reichardt, Marc
Reiff, Felix
Reinert, Thomas

Bayer Annual Report 2006	Group Leadership Circle 217
Resch, Andreas
Rettig, Rainer
Riemann, Gunnar
Rittgen, Frank
Rövekamp, Frank
Rosar, Alexander
Rosenberg, Dirk
Rothe, Hans-Joachim
Ryan, Mark
S
Saez, Antonio
Salge, Andreas
Schade, Michael
Schäfer, Klaus
Schaefer, Michael
Scheitza, Rüdiger
Schenk, Wolfgang
Schepers, Walter
Scherf, Willy
Schill, Hans-Josef
Schlegel, Günter
Schlieper, Henner
Schmeer, Hubert
Schmeer, Norbert
Schmelzer, Peter
Schmidt, Paul
Schmieder, Wilfried
Schmitz, Jörg-Rainer
Schmuck, Richard
Schneider, Joachim
Schneider, Reiner
Schorr, Rainer
Schramm, Helmut
Schubmehl, Johannes
Schwartz, Michael
Schwarz, Rainer
Seaton, R. Christopher
Sick-Sonntag, Ralf
Sieler, Miguel-Heriberto
Simons, Gerhard
Sjut, Volkert
Soland, Kurt
Sommer, Klaus
Spagnol, Tracy
Spinks, Ian
Springer, Heiner
Steenblock, Roland
Stegmüller, Roland
Steiger-Bagel, Axel
Steilemann, Markus
Steiling, Lothar
Stein, Ulrich
Steinhilber, Bernd
Stillings, Herbert
Stracke, Hubert
Struck, Werner
Stübler, Hermann
Sturm, Klaus
Suwelack, Dirk
T
Terhorst, Frank
Thomas, Patrick
Tiemann, Volker
Trebels, Wolfgang
V
Van der Broek, Lykele
Van der Merwe, Richard-Ewald
Van der Stouwe, Claus
Van Lookeren Campagne, Michiel
Van Meirvenne, Dirk
Van Nooy, Michael
Van Osselaer, Tony
Vanacker, Peter
Vayssier, Jean
Vehreschild, Manfred
Von Keutz, Eckhard
Von Koss, Henning
Von Pescatore, Dominikus
Von Podewils, Hans-Christoph
Von Stillfried, Heinrich
W
Waite, Stephen
Waldi, Joachim
Walker, Philippe
Warmbier, Peter
Weber, Benno
Weber, Thomas
Weeks, Joshua
Weidmann, Ernst
Weissmueller, Joachim
Welter, Wolfgang
Wild, Hanno
Wilson, Kirk
Wingen, Franz-Josef
Witasek, Frank
Wolff, Joachim
Wollweber, Detlef
Wright, Paul
Y
Yim, Marcus
Z
Zervoudis, Demetrios
Zijp, Douwe
Zumbaum, Arne

218 Glossary	Bayer Annual Report 2006
Glossary
A
A1CNow+ System for measuring the long-term blood glucose value of diabetes patients
Acaricide Crop protection agent for combating mites
Acetylsalicylic acid Active ingredient of Aspirin®
Adalat® Drug product for the treatment of hypertension; active ingredient: nifedipine
Admire® Insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes
Advantage® Antiflea product for dogs and cats; active ingredient: imidacloprid
Advantan® Drug product for the treatment of endogenous and exogenous eczema; active ingredient: methylprednisolone aceponate
Advantix® Antiflea/-tick/-mosquito product for dogs;active ingredients: imidacloprid and permethrin
Advocate® Deworming agent for dogs and cats to combat internal and external parasites; active ingredients: imidacloprid and moxidectin
Aleve® Analgesic; active ingredient: naproxen
Alfi meprase Active substance being tested for use as a blood clot dissolver
Alka-Seltzer® Drug product that binds excess gastric acid, to reduce pain and fever
Androcur® Drug product for the treatment of prostate cancer
Ascensia® Umbrella brand for blood glucose metering systems and services
Aspirin® One of the most famous analgesics in the world; active ingredient: acetylsalicylic acid
Aspirin® Cardio Drug product for protection against myocardial infarction; active ingredient: acetylsalicylic acid
Atlantis®Herbicide; active ingredients: mesosulfuron and others; main applications: wheat, triticale, rye
Avelox® Drug product for the treatment of respiratory tract infections; active ingredient: moxifloxacin
B
Bariton® Fungicide for seed treatment; active ingredients: fluoxastrobin, prothioconazole; main application: cereals
Basta® Herbicide; active ingredient: glufosinate-ammonium; main applications: plantation crops (e.g. vines, fruit, oil palms), potatoes and vegetables bay 59-7939 Substance being tested in the treatment and prevention of thromboembolic disorders
Bayblend® Brand name for polymer blends based on polycarbonate and acrylo-nitrile butadiene styrene
Baytril® Chemotherapeutic agent for the treatment of severe veterinary infectious diseases; active ingredient: enrofloxacin
Belt® Insecticide; active ingredient: flubendiamide; main applications: vegetables, cotton, rice, grapes, applies
Bepanthen® Range of skin care and wound-healing products; active ingredient: dexpanthenol
Bepanthol® Range of care products to treat dry, irritated skin; active ingredient: panthenol
Betaferon®/Betaseron ® Drug product for the treatment of multiple sclerosis; active ingredient: interferon beta-1b
Betanal® Herbicide; active ingredients: phenmedipham, desmedipham and ethofumesate; main application: beets
Biscaya® Insecticide; active ingredient: thiacloprid; main applications: canola, potatoes, cereal
C
Campath® Drug product for the treatment of patients with chronic lymphocytic leukemia using monoclonal antibodies
Canesten® Antifungal drug for infections of the skin; active ingredient: clotrimazole or bifonazole
Canola Species of rape plant
Ciprobay®/Cipro® Drug product for the treatment of infectious diseases; active ingredient: ciprofloxacin

Bayer Annual Report 2006	Glossary 219
Confidor® Insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes
Consumer Products Business unit in Environmental Science
D
Decis® Insecticide; active ingredient: deltamethrin; main applications: cotton, vegetables, cereals
E
EfA® Fungicide; active ingredients: fluoxastrobin, prothioconazole, tebuconazole, triazoxide; main application: cereal seed treatment
Enabling Technologies Technology platform that can accelerate development work and provide support for the production of new products, system solutions and production processes by the subgroups
Envidor® Acaricide; active ingredient: spirodiclofen; main applications: citrus fruit, fruit, nuts, grapes
Exemptor® Insecticide; active ingredient: thiacloprid; main application: commercial horticulture
F
Faktor Xa inhibitor SEE BAY 59-7939
Fast-track approval Accelerated FDA registration procedure for drugs that are potentially superior to existing therapeutic options
FiberMax® Cotton seed for the markets United States, Turkey, Greece, Spain and Brazil
Flint® Fungicide; active ingredient: trifloxystrobin; main applications: cereals, soybeans, fruit, grapes
Fludara® Drug product for the treatment of patients with chronic lymphocytic leukemia; active ingredient: fludarabine phosphate
Folicur® Fungicide; active ingredient: tebuconazole; main applications: cereals, soybeans, canola, peanuts
Forbid® Insecticide; active ingredient: spiromesifen; main application: ornamental plants
Fungicide Crop protection agent to combat fungal diseases
G
Gaucho ® Insecticide; active ingredient: imidacloprid; main applications: seed dressing for sugar beet, corn, cereals, cotton, canola
Glucobay ® Drug product for the treatment of diabetes; active ingredient: acarbose
H
Herbicide Crop protection agent to combat weeds
I
Infinito® Fungicide; active ingredients: fluopicolide and propamocarb HCL; main applications: potatoes, vegetables, ornamental plants
Insecticide Crop protection agent to combat animal pests (insects)
InVigor ® Seed for summer canola
K
Key performance indicators Key indicators that reflect the main points in the continuous improvement process for safety and environmental protection measures
K-Othrine ® Insecticide; active ingredient: deltamethrin; main applications: insects that transmit malaria, sleeping sickness and Chagas’ disease
Kogenate ® Drug product for the treatment of hemophilia; active ingredient: recombinant Factor VIII
L
Laudis ® Herbicide; active ingredient: tembotrione; main application: corn
Levitra ® Drug product for the treatment of erectile dysfunction; active ingredient: vardenafil
Liberty ® Herbicide; active ingredient: glufosinate-ammonium, main applications: corn, canola, cotton, soybeans, rice in conjunction with herbicide-tolerant technology
Life cycle management Measures taken to extend the marketing period of registered products through further development

220 Glossary	Bayer Annual Report 2006
M
Magnevist® Contrast agent for diagnosis in the central nervous system and body; active ingredient: dimeglumine gadopen-tetate
magnICON® Innovative technology for the efficient production of recombinant proteins in plants
Makrofol® Films made from Makrolon®
Makrolon® Brand name for polycarbon-ate; main applications: electrical/electronic goods, optical data storage media (cds /dvds), glazing (solid and multiwall sheet), automotive industry mdi Abbreviation for diphenylmethane diisocyanate
Merit® Insecticide; active ingredient: imidacloprid; main applications: broad-spectrum insecticide for non-agricultural grass lawns
Mirena® Intrauterine contraceptive; active ingredient: levonolgestrel
Molecular testing systems Diagnostic tests and equipment for molecular analysis of infectious diseases and cancer
Multitec® Innovative polyurethane spray system for the production of large-format molded parts
N
Naproxen Active ingredient of Aleve®
Near-patient testing Diagnostic tests and equipment used directly at the patient’s bedside and in doctors’ offices
Nexavar® Proprietary name for the active substance sorafinib
O
Oberon® Insecticide/acaricide; active ingredient: spiromesifen; main applications: fruit/vegetables, cotton, ornamental plants
Olympus® Herbicide; active ingredient: propoxycarbazone sodium; main application: cereals
One-A-Day® Multivitamin product with complete daily doses for different users
Orphan drug status Guarantees pharmaceutical companies exclusive marketing rights in a specific indication for a defined period of time when developing drugs to treat rare diseases otc Abbreviation for over-the-counter, i.e. non-prescription medications
o-tec® Innovative formulating concept to improve the biological effect of modern systemic crop protection active substances
P
PhenoStor® Holographic data storage system for highly secure identification applications
Plant-made pharmaceuticals Manufacture of pharmaceuticals in plants
Polycarbonate Durable, impact-resistant plastic; see Makrolon®
Polyester polyol Raw material for poly-urethane production
Polyether Raw material for polyurethane production
Polyol Raw material for polyurethane production
Polyurethane Important group of plastics
Poncho® Insecticide; active ingredient: clothianidine; main applications: seed treatment for corn, canola, sugar beet, cereals
Pravachol® Drug product to lower cholesterol; active ingredient: pravastatin
Primary Care products Products for general practitioners
Priorin® Drug product to combat hair loss; active ingredients: millet, wheat germ oil, pantothenic acid, L-Cystine
Pritor®/PritorPlus® Hypertension drug in conjunction with a diuretic; active ingredient: telmisartan
Profender® Innovative deworming agent for cats; active ingredients: emodepsid and praziquantel
Proline® Fungicide; active ingredient: pro-thioconazole; main applications: cereals, canola
Propylene oxide Precursor used in the manufacture of polyurethane raw materials
Proteus® Insecticide; active ingredients: thiacloprid, deltamethrin; main applications: cereal, potatoes, canola
Puma® Herbicide; active ingredient: fenoxa-prop-P-ethyl; main applications: cereals, rice, soybeans, canola
Q
Quickbayt® Insecticide; active ingredient: imidacloprid; main application: fly control in animal housing

Bayer Annual Report 2006	Glossary 221
R
Raxil® Fungicide; active ingredient: tebuconazole; main applications: seed treatment for wheat and barley
Rennie® Medicine to treat heartburn and acid-related stomach disorders; active ingredients: calcium carbonate, magnesium carbonate
Rivaroxaban® See bay 59-7939
S
Scenic® Fungicide for seed treatment; active ingredients: fluoxastrobin, prothioconazole; main application: cereals
Skinoren® Drug product for the treatment of acne; active ingredient: azelaic acid
Sorafenib Active ingredient of the anti-cancer drug Nexavar® and the first oral multikinase inhibitor that attacks both tumor cells and the tumor vasculature
Specialty Care Specialist and hospital business for prescription-only medicines
Sphere® Fungicide; active ingredients: trifloxystrobin, cyproconazole; main applications: coffee, soybeans, cereals, sugar beet
Stakeholders Our stockholders, employees, business partners, users of our products and society in general
Stratego® Fungicide; active ingredients: trifloxystrobin, propiconazole; main applications: soybeans, cereals, rice, corn
Supradyn® Multivitamin and mineral supplement with trace elements for protection against general vitamin and mineral deficiencies
T
Tapestry® Storage system with a capacity of 300 gb
Tartan™ Fungicide; active ingredients: trifloxystrobin, triadimefon; main application: lawncare tdi Abbreviation for toluene diisocyanate
tpu Abbreviation for thermoplastic polyurethanes
Trasylol® Drug product used during open-heart surgery; active ingredient: aprotinin
Triple-i Group-wide innovation initiative based on the concept of “inspiration, ideas and innovation”
U
Ultravist® Contrast agent for x-ray examinations including computer tomography; active ingredient: iopromide
V
Vasovist® Contrast agent that improves the imaging examination of the entire circulatory system; active ingredient: gado-fosveset trisodium vegf Trap Protein being tested for the treatment of eye diseases vte Abbreviation for venous thromboem-bolism
W
White & Black® Drug product to treat cold symptoms
World-scale facility Facility with an extremely large production capacity, to safeguard supplies to individual or multiple regions of the world
Y
Yasmin® Contraceptive drug product; active ingredients: ethinyl estradiol and drospirenone
Yasminelle® Low-dose contraceptive drug product; active ingredient: ethinyl estradiol and drospirenone yaz® Low-dose contraceptive drug product with a new dosing scheme; active ingredients: ethinyl estradiol and drospirenone
Z
Zetia ® Cardiovascular drug from Schering-Plough which Bayer plans to jointly market with that company in Japan once the product has gained marketing authorization zk-epo Novel epothilone being tested for treatment of solid tumors
Explanations of further specialist terminology can be found at:
www.investor.bayer.com
>Stock
>Glossary

222 Index	Bayer Annual Report 2006
Index

A
Accounting standards	108
Acquisitions	134
Acquisition accounting	126
Annual Stockholders’ Meeting	Back flap
Asset structure	53
Associates	131, 154, 155
Audit Committee	11, 14
Audit fees	198
Auditor	14, 79, 99, 198
Awards	207
B
Balance sheet	53, 101, 150
Bayer Business Services	Inside front flap
Bayer CropScience	Inside front flap, 5, 26, 39, 60, 66, 92, 96, 106, 129
Bayer HealthCare	Inside front flap, 4, 26, 34, 59, 62, 91, 96, 106, 129
Bayer Industry Services	Inside front flap, 176
Bayer Innovation GmbH	69, 137
Bayer MaterialScience	Inside front flap, 5, 26, 42, 61, 68, 93, 96, 106, 129
Bayer stock	19, 24, 72, 149
Bayer stock data	21
Bayer Technology Services	Inside front flap, 69
Board of Management	7, 13, 18, 213
Bonds	182
Business environment	29
Business strategy	91
C
Capital expenditures	48
Capital structure	53
Cash flow	27, 46, 130, 188
Changes in stockholders’ equity	159
Changes in the Bayer Group	131
Commitments and contingencies	188
Compliance Committee	16
Consolidated financial statements	12, 97, 109
Consolidated statements of cash flows	102, 117, 141, 196
Consolidation methods	109
Contact	Inside back flap
Corporate citizen	73, 208
Corporate Compliance Program	16
Corporate governance	6, 11, 13
Corporate Governance Code	13, 14
Corporate social responsibility	6
Corporate structure	214
Critical accounting policies	119
Currency risk	81, 185
Currency translation	110
D
Derivative financial instruments	186
Discontinued operations	106, 141
Distribution	59
Divestitures	138
Dividend	21, 22, 57

Bayer Annual Report 2006	Index 223

E
Earnings performance	25, 52
Earnings per share	19, 23, 149
Economic hedges	186
Economic outlook	89
Employees	58, 144
Environmental protection	71, 124, 177
Exchange rates	110
Exchange rate risk	81, 185
F
Fair value	114, 136, 187
Financial calendar	Back flap
Financial instruments	185
Financial liabilities	181
Financial position	25, 48
Financial risks	185
Financial strategy	51
Five-year financial summary	Inside back flap
Future perspectives	95
G
Glossary	218
Goodwill	112, 150
Governance bodies	211
Group Leadership Circle	215
H
Hedge accounting	114, 186
Highlights	201
Human Resources Committee	11, 14
I
Impairment	108, 113
Impairment testing	118
Income statements	100, 142
Income taxes	126, 146
Independent Auditor’s Report	99
Indices	72, 225
Innovation and growth	Front flap
Intangible assets	112, 119, 150
Interest expense — net	145
Interest rate risk	185
Inventories	115, 158
Investor relations	23
K
Key data by segment and region	33, 45, 104
Key data by subgroup	Inside front flap, 26, 28, 33
Key performance indicators	71
L
Lanxess	140, 141, 195
Leasing	157
Legal risks	82, 190
M
Management report	25
Management’s statement of responsibility for financial reporting	98
Minority stockholders’ interest in income/ expense	148
Mission Statement	6, 19, 91
N
Net debt	50
Net income	Inside front flap
News	201
Non-operating result	144
Notes to the consolidated financial statements	104

224 Index	Bayer Annual Report 2006

O
Objectives for 2006	95
Organization chart	214
Other financial assets	156
Other financial commitments	188
Other non-operating expense	145
Other non-operating income	145
Other operating expense	143
Other operating income	110, 143
Other receivables	117, 157
P
Pensions	82, 123, 163
Performance by region	45
Performance by segment	33
Performance by subgroup	33
Personnel expenses	144
Portfolio management	62
Presidial Committee	11, 13
Primary financial instruments	186
Procurement and distribution	59
Procurement market risk	80
Property, plant and equipment	112, 119, 153
Proposal for distribution of the profit	57
Provisions	84, 124, 125, 173
Provisions for pensions and other post-employment benefits	163
R
R&D expenses	62, 111
Recognition and valuation principles	110
Regions	45
Remuneration of the Board of Management	75, 199
Remuneration of the Supervisory Board	15, 78
Research and development	62, 121
Responsible Care	70
Restructuring charges	178
Risk management	79, 185
S
Salaries	(see Remuneration)
Sales	25, 110, 122, 142
Scope of consolidation	109, 131
Segment reporting	33, 129
Segments	33, 45, 104
Selling expenses	142
Share price	21
Statement of recognized income and expense	103
Stock-based compensation	59, 174
Stockholders’ equity	53
Strategy	91
Subsequent events	88
Supervisory Board	9, 13, 211
Sustainability	70
Sustainable development	70, 73
Sustainable investment	72
T
Taxes	115
Trade accounts payable	184
Trade accounts receivable	159
U
UNEP	73
V
Value management	46

Bayer Annual Report 2006	225
Global commitment to sustainability.
Social responsibility and sustainability are integral to Bayer’s corporate policy. This commitment is also evidenced by the company’s participation in numerous initiatives and projects around the world. Logos relating to a selection of these activities appear in the left margin in the order in which the activities are described below.
Bayer has long practiced the concept of Responsible Care, and in 2006 was among the first signatories to the new Responsible Care Global Charter. A member of the World Business Council for Sustainable Development since 1997, Bayer is also among the founding members of German industry’s sustainable development forum “econsense.”
Bayer is listed in various indices and represented in investment funds that honor companies for pursuing responsible and sustainable corporate strategies. Examples are the Dow Jones Sustainability Indices, the ftse4 Good index series, the Storebrand Principal Funds and the Advanced Sustainable Performance Indices (aspi) Eurozone. Bayer actively supports the Global Reporting Initiative as an organizational stakeholder.
The company places maximum importance on climate protection. For example, in 2006 Bayer again received the “Best in Class” award of the Carbon Disclosure Project (cdp) and was ranked as the best-performing chemical company, retaining its place in the cdp’s Climate Leadership Index. Also in 2006, Bayer was one of the 17 co-founders of the climate protection initiative “3c: Combating Climate Change.”
Bayer is a founding member of the Global Compact initiative of the United Nations, actively promoting its principles through numerous projects. In Brazil, for example, Bayer supports the Abrinq Foundation in its efforts to combat child labor and also contributes projects of its own to the Brazilian government’s “Zero Hunger” program. Bayer’s partnership with the United Nations Environment Programme (unep) is widely regarded as setting a new trend in public-private partnerships. One of the joint activities, the program known as “Bayer Young Environmental Envoy in Partnership with unep,” has now been extended to 16 countries on four continents.
In 2006 Bayer funded nine research projects on global drinking water protection out of the Global Exploration Fund it set up jointly with National Geographic, the world’s largest non-profit scientific organization.
For years, Bayer has also been an active member of the Global Business Coalition on hiv/aids, Tuberculosis and Malaria, which is committed to the fight against these three epidemic diseases. The company is cooperating with the Global Alliance for tb Drug Development, a U.S. non-profit organization, to develop a new remedy for tuberculosis.

226 Masthead	Bayer Annual Report 2006
Masthead
Publisher
Bayer AG, 51368 Leverkusen, Germany
Editor
Ute Bode, phone + 49 214 30 58992
Email: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff, phone + 49 214 30 33022
Email: peter.dahlhoff@bayer-ag.de
Date of publication
March 15, 2007
Bayer on the Internet
www.bayer.com
issn 0343/1975
Forward-Looking Statements
This Annual Report contains forward-looking statements. These statements use words like “believes,” “assumes,” “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, assets, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:
•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Annual Report.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward -looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Important Information from Bayer AG:
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer on November 30, 2006, the time of commencement of the mandatory compensation offer. Simultaneously Bayer Schering Pharma AG (formerly Schering AG) filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer that have been filed or will be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) will be able to receive these documents free of charge at the SEC’s website (www.sec.gov), or at the web-site www.bayer.com.
These documents and information contain forward-looking statements based on assumptions and forecasts made by Bayer Group management as of the respective dates of such documents. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG (formerly Schering AG) and the estimates contained in these documents and to differences between actions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG (formerly Schering AG) and the intentions described in these documents. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (including on Form 20-F) . All forward-looking statements in these documents are made as of the dates thereof, based on information available to us as of the dates thereof. Except as otherwise required by law, we assume no obligation to update or revise any forward-looking statement to reflect new information, events o r circumstances after the applicable dates thereof.
The names “Bayer Schering Pharma” or “Schering” as used in this publication always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively.

Five-Year Financial Summary

Bayer Group	2002	2003	2004	2005	2006
€ million
Net sales	29,624	28,567	23,278	24,701	28,956

Sales outside Germany	86.4%	85.8%	86.9%	84.4%	84.4%

EBIT[1]	1,518	(1,119)	1,875	2,514	2,762

Income (loss) before income taxes	956	(1,994)	1,222	1,912	1,980

Income (loss) after taxes	1,063	(1,349)	682	1,595	1,695

Noncurrent assets	23,513	18,232	16,859	20,130	35,897

of which goodwill and other intangible assets	8,879	6,514	5,952	7,688	24,034

of which property, plant and equipment	12,436	9,937	7,662	8,321	8,867

Current assets[2]	16,890	17,673	15,972	16,592	17,069

Inventories	6,342	5,885	4,738	5,504	6,153

Receivables and other current assets	9,781	9,054	7,664	7,798	8,001

Cash and cash equivalents	767	2,734	3,570	3,290	2,915

Financial liabilities	10,159	9,426	9,191	8,952	19,801

Noncurrent	7,318	7,378	7,025	7,185	14,723

Current	2,841	2,048	2,166	1,767	5,078

Interest expense — net	(449)	(353)	(229)	(338)	(728)

Return on stockholders’ equity	6.5%	(9.7)%	6.1%	14.4%	14.1%

Gross cash flow[1]	2,782	2,864	2,885	3,114	3,913

Capital expenditures (total)	2,383	1,739	1,275	1,400	1,939

Depreciation and amortization	2,814	2,634	1,933	1,758	2,086

Personnel expenses (including pension expenses)	8,176	7,906	6,026	5,318	6,630

Number of employees (Dec. 31)[3]	122,600	115,400	91,700	82,600	106,000

Research and development expenses	2,588	2,404	1,927	1,729	2,297

Stockholders’ equity including minority interest (total)	15,455	12,336	10,943	11,157	12,851

Capital stock	1,870	1,870	1,870	1,870	1,957

Reserves	12,405	11,704	8,227	9,287	10,894

Net income (loss)	1,060	(1,361)	685	1,597	1,683

Minority interest	120	123	111	80	84

Liabilities (total)	23,320	23,013	26,645	25,565	43,040

Total assets	41,692	37,445	37,588	36,722	55,891

Equity ratio	37.5%	32.9%	29.1%	30.4%	23.0%

Bayer AG

Net income (loss)	1,162	(185)	274	613	1,250

Allocation to (from) retained earnings	505	(550)	(128)	(81)	486

Total dividend payment	657	365	402	694	764

Dividend per share (€)	0.90	0.50	0.55	0.95	1.00

figures for 2002 through 2004 as reported, 2005 figures restated

[1]	for definition see footnotes to Bayer Group Key Data table inside front flap

[2]	excluding discontinued operations

[3]	2002-2004: headcount 2005-2006: full-time equivalents

Financial Calendar

2006 Annual Report	March 15, 2007

Annual Stockholders’ Meeting 2007	April 27, 2007

Payment of Dividend	April 30, 2007

Q1 2007 Interim Report	May 8, 2007

Q2 2007 Interim Report	August 7, 2007

Q3 2007 Interim Report	November 6, 2007

Annual Stockholders’ Meeting 2008	April 25, 2008

Payment of Dividend 2008	April 28, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By:	/s/ Dr. Roland Hartwig

	Name: Title:	Dr. Roland Hartwig General Counsel

By:	/s/ Dr. Alexander Rosar

	Name: Title:	Dr. Alexander Rosar Head of Investor Relations
Date: March 16, 2007